                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-20207

                           ASSURENET PATHWAYS, INC.
                              201 RAVENDALE DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043

                                                                 March 11, 1997

Dear Shareholder:

  You are cordially invited to attend the Special Meeting of Shareholders (the "AssureNet Special Meeting") of AssureNet Pathways, Inc., a California corporation ("AssureNet"), to be held on March 25, 1997 at 8:00 a.m., local time, at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303.

  At the AssureNet Special Meeting, you will be asked to consider and vote upon the approval and adoption of (i) the Agreement and Plan of Merger, dated as of January 6, 1997 as amended as of February 26, 1997 (the "Merger Agreement"), among AssureNet, AXENT Technologies, Inc., a Delaware corporation ("AXENT"), and Axquisition, Inc., a wholly-owned subsidiary of AXENT (the "Merger Subsidiary") and (ii) the Merger (as defined below), as described in the accompanying Notice of Special Meeting of Shareholders and Prospectus/Proxy Statement. A copy of the Merger Agreement appears as Annex A to the accompanying Prospectus/Proxy Statement.

  Pursuant to the Merger Agreement, AssureNet will be merged with and into the Merger Subsidiary (the "Merger"), and the Merger Subsidiary will remain as the surviving wholly-owned subsidiary of AXENT. The Merger will become effective upon the filing by the Surviving Corporation of a duly executed Certificate of Merger with the State of Delaware (the "Effective Time") and will be deemed effective in California once filed in Delaware. At that time, outstanding shares of capital stock (the "AssureNet Stock") will be converted into shares of AXENT Common Stock. Outstanding options and warrants to purchase AssureNet Stock will be assumed by AXENT.

  Each share of Series A and B Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($.90 for the Series A and $1.00 for the Series B) by the average closing price of a share of AXENT Common Stock for the ten (10) trading days ending the third day preceding the Closing Date (the "AXENT Share Value") and (b) adding the Common Stock Conversion Ratio determined as set forth below (the "Series A Conversion Ratio" and the "Series B Conversion Ratio," respectively).

  Each share of Series C Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($4.10) by the AXENT Share Value and (b) adding the Common Stock Conversion Ratio (determined as set forth below) multiplied by
1.85 (the "Series C Conversion Ratio"). The Series A, B and C Conversion Ratios are structured to provide the holders of such shares with a fraction of a share of AXENT Common Stock with market value equal to the liquidation preference plus the right to participate with the holders of AssureNet Common Stock in the remaining shares of AXENT Common Stock.

  Each share of Common Stock will be converted into a fraction of a share of AXENT Common Stock equal to a fraction (the "Common Stock Conversion Ratio") the numerator of which is the result of subtracting the Liquidation Preference Shares (determined as set forth below) from 1,550,000 and the denominator of which is the sum of (i) the number of shares of AssureNet Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of AssureNet Common Stock into which the AssureNet Preferred Stock outstanding immediately prior to the Effective Time is convertible and (iii) the number of shares of AssureNet Common Stock issuable upon exercise of all options and warrants to purchase AssureNet Common Stock outstanding immediately prior to the Effective Time (A) with exercise prices less than the result of multiplying the Common Stock Conversion Ratio by the AXENT Share Value or (B) granted or issued on or after January 6, 1997 (the "Counted Assumed Option Shares" and "Counted Assumed Warrant Shares," respectively). However, if the AXENT Share Value is less than $13.00, each share of actually-outstanding AssureNet Common Stock (but not Preferred Stock) will be converted into such fraction of a share of AXENT Common Stock

(the "Fraction") plus cash equal to the difference between (i) $13.00 times the fraction of a share of AXENT Common Stock into which such share of Common Stock would have been converted if the AXENT Share Value had been $13.00 and
(ii) the AXENT Share Value times the Fraction. The Liquidation Preference Shares will be determined by dividing $10,498,420.90 by the AXENT Share Value. The cash payable to holders of AssureNet Common Stock if the AXENT Share Value is less than $13.00 is to be provided by AXENT and is in addition to the aggregate 1,550,000 shares of AXENT Common Stock that AXENT will provide holders of AssureNet capital stock under the Merger Agreement. The AssureNet Articles have recently been filed for amendment pursuant to a written consent of the requisite number of AssureNet shareholders to permit AXENT to pay such cash amount to the holders of actually-outstanding AssureNet Common Stock if the AXENT Share Value is less than $13.00. A copy of the amendment to the AssureNet Articles appears as Annex B to the accompanying Prospectus/Proxy Statement. Any such cash so paid will be paid out of AXENT's cash and cash equivalents. All AssureNet shareholders should review the disclosure herein relating to the tax consequences of such a plan, and, if desired, consult with their own advisors. See "The Merger--Certain Federal Income Tax Consequences" in the accompanying Prospectus/Proxy Statement.

  On March 5, 1997, the last reported sale price per share of AXENT Common Stock on The Nasdaq National Market was $14.25. If the Effective Time had been March 5, 1997, the AXENT Share Value would have been $13.8625 and the Series A Conversion Ratio would have been 0.12675, the Series B Conversion Ratio would have been 0.13396, the Series C Conversion Ratio would have been 0.41014 and the Common Stock Conversion Ratio would have been 0.06182. Holders of AssureNet Stock will receive cash in lieu of any fractional shares of AXENT Common Stock to which such AssureNet shareholders would have been entitled. Each outstanding option or warrant to purchase AssureNet Common Stock will be assumed by AXENT and become an option or warrant, as applicable, to purchase a number of shares of AXENT Common Stock determined by multiplying the number of shares subject to the option or warrant, as applicable, by the Common Stock Conversion Ratio, rounded down to the next lowest whole number of shares, at an exercise price equal to the exercise price of such option or warrant, as applicable, at the time of the Merger divided by the Common Stock Conversion Ratio, rounded up to the next highest cent. If the requisite approval of the shareholders of AssureNet is received, the Merger is expected to be consummated on or about March 25, 1997.

  The Merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Merger so qualifies, no gain or loss would be recognized by AXENT, AssureNet or the Merger Subsidiary, and no gain or loss would be recognized by any shareholders of AssureNet, except in respect of cash received for fractional shares or shares of AssureNet Stock for which demands for dissenters' rights under CGCL have been duly and timely delivered or cash delivered to holders of AssureNet Common Stock because of the AXENT Share Value. Consummation of the Merger is conditioned upon there being delivered prior to the closing to each of AXENT and AssureNet an opinion of its respective counsel to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code. In order for AXENT's and AssureNet's counsel to provide such opinion, all AssureNet shareholders are being asked to execute a Continuity of Interest and Lock Up Agreement, pursuant to which such shareholder will represent that as of the Effective Time, such shareholder will have no present plan, intention or arrangement that would result in shareholders selling, transfering, exchanging, pledging or otherwise disposing of an aggregate number of shares of AXENT Common Stock to be received in the Merger that would reduce the former AssureNet shareholders' ownership of AXENT Common Stock to a number of shares having a value, as of the Effective Date, of less than 50% of the value of all issued and outstanding shares of AssureNet capital stock immediately prior to the Effective Time. Additionally, each shareholder is asked also to agree in the Continuity of Interest and Lock Up Agreement that from the Effective Time through December 31, 1997, such shareholder will not sell or otherwise transfer more than 50,000 shares of AXENT Common Stock to be received in the Merger in any consecutive ninety (90) day period. Shareholders who held as of the record date approximately 100% of the Series C Preferred Stock, 67% of the Total Preferred Stock (on an as-converted basis) and 65% of the AssureNet Common Stock have entered into such agreements. See "The Merger--Certain Federal Income Tax Consequences" in the accompanying Prospectus/Proxy Statement. We urge you to read the enclosed Prospectus/Proxy Statement for a more detailed description of the federal income tax consequences of the exchange and assumption of securities pursuant to the Merger. Additionally, we urge you to execute and return the enclosed Continuity of Interest and Lock Up Agreement. However, the Merger is not conditioned on the receipt of such agreements from additional shareholders.

  THE ASSURENET BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF ASSURENET AND ITS SHAREHOLDERS AND HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE MERGER. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ASSURENET VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

  The affirmative vote of (a) the holders of a majority of the outstanding shares of AssureNet Common Stock, voting together as a single class, (b) the holders of a majority of the outstanding shares of AssureNet Preferred Stock, voting together as a single class on an "as converted" basis, and (c) the holders of a majority of the outstanding shares of AssureNet Series C Preferred Stock, voting separately as a class, is necessary to approve and adopt the Merger Agreement and the Merger. The Merger will require the satisfaction or waiver of other conditions as described in the attached Prospectus/Proxy Statement. Shareholders who do not vote in favor of the Merger and who comply with other requirements of the California General Corporation Law ("CGCL") will have a right to demand payment for, and appraisal of, the "fair market value" of their shares. See "The Merger -- Dissenters' Rights" in the accompanying Prospectus/Proxy Statement.

  We urge you to read the enclosed materials carefully and to complete, sign and date the enclosed (1) proxy and (2) the Continuity of Interest and Lock Up Agreement and return them promptly in the enclosed prepaid envelope, whether or not you plan to attend the AssureNet Special Meeting. You may revoke your proxy at any time before it has been voted, and if you attend the AssureNet Special Meeting in person, you may, if you wish, vote your shares personally on all matters whether or not you have previously returned your proxy. Your prompt cooperation will be greatly appreciated.

  Please do not send your share certificates with your proxy. If the Merger Agreement is approved and adopted by the AssureNet shareholders and all other conditions to the Merger are satisfied, you will receive a transmittal form and instructions for the surrender and exchange of your shares.

                                          Sincerely yours,

                                          Ainslie J. Mayberry
                                          Acting President and Chief Executive
                                           Officer

                           ASSURENET PATHWAYS, INC.
                              201 RAVENDALE DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON MARCH 25, 1997

TO THE SHAREHOLDERS OF ASSURENET PATHWAYS, INC.

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "AssureNet Special Meeting") of AssureNet Pathways, Inc., a California corporation ("AssureNet"), will be held on March 25, 1997 at 8:00 a.m., local time, at the offices of Brobeck, Phleger & Harrison, LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303, for the following purposes:

  1. To consider and vote upon a proposal to approve and adopt (i) the Agreement and Plan of Merger, dated as of January 6, 1997 as amended as of February 26, 1997 (the "Merger Agreement"), among AssureNet, AXENT Technologies, Inc., a Delaware corporation ("AXENT"), and Axquisition, Inc., a wholly-owned subsidiary of AXENT (the "Merger Subsidiary") and
     (ii) the merger of AssureNet with and into the Merger Subsidiary (the "Merger"), whereupon the Merger Subsidiary will remain as a surviving wholly-owned subsidiary of AXENT, as described in the accompanying Prospectus/Proxy Statement and;

  2. To transact such other business as may properly come before the AssureNet Special Meeting or any adjournments or postponements thereof.

  Pursuant to the Merger Agreement, AssureNet will be merged with and into the Merger Subsidiary (the "Merger"), and the Merger Subsidiary will remain as a surviving wholly-owned subsidiary of AXENT. The Merger will become effective upon the filing by the Surviving Corporation of a duly executed Certificate of Merger with the State of Delaware (the "Effective Time") and will be deemed effective in California once filed in Delaware. At that time, outstanding shares of capital stock (the "AssureNet Stock") will be converted into shares of AXENT Common Stock. Outstanding options and warrants to purchase AssureNet capital stock will be assumed by AXENT. Each share of Series A and B Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($.90 for the Series A and $1.00 for the Series B) by the average closing price of a share of AXENT Common Stock for the ten (10) trading days ending the third day preceding the Closing Date (the "AXENT Share Value") and (b) adding the Common Stock Conversion Ratio determined as set forth below (the "Series A Conversion Ratio" and the "Series B Conversion Ratio," respectively).

  Each share of Series C Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($4.10) by the AXENT Share Value and (b) adding the Common Stock Conversion Ratio (determined as set forth below) multiplied by
1.85 (the "Series C Conversion Ratio"). The Series A, B and C Conversion Ratios are structured to provide the holders of such shares with a fraction of a share of AXENT Common Stock with market value equal to the liquidation preference plus the right to participate with the holders of AssureNet Common Stock in the remaining shares of AXENT Common Stock.

  Each share of Common Stock will be converted into a fraction of a share of AXENT Common Stock equal to a fraction (the "Common Stock Conversion Ratio") the numerator of which is the result of subtracting the Liquidation Preference Shares (determined as set forth below) from 1,550,000 and the denominator of which is the sum of (i) the number of shares of AssureNet Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of AssureNet Common Stock into which the AssureNet Preferred Stock outstanding immediately prior to the Effective Time is convertible and (iii) the number of shares of AssureNet Common Stock issuable upon exercise of all options and warrants to purchase AssureNet Common Stock outstanding immediately prior to the Effective Time (A) with exercise prices less than the result of multiplying the Common Stock Conversion Ratio by the AXENT Share Value or (B) granted or issued on or after January 6, 1997 (the "Counted Assumed Option Shares" and "Counted Assumed Warrant Shares," respectively). However, if the AXENT Share Value is less than $13.00, each share of actually outstanding AssureNet Common Stock (but not Preferred Stock) will be converted into such fraction of a share of AXENT Common Stock (the "Fraction") plus cash equal to the difference between (i) $13.00 times the fraction of a share of AXENT Common Stock into which such share of Common Stock would have been converted if the AXENT Share Value had been $13.00 and (ii) the AXENT Share Value times the Fraction. The Liquidation Preference Shares shall be determined by dividing $10,498,420.90 by the AXENT Share Value. The cash payable to holders of AssureNet Common Stock if the AXENT Share Value is less than $13.00 is to be provided by AXENT and is in addition to the aggregate 1,550,000 shares of AXENT Common Stock that AXENT will provide holders of AssureNet capital stock under the Merger Agreement. In this regard, the Articles of Incorporation of AssureNet have been filed for amendment pursuant to a prior action by written consent of the requisite number of shareholders of AssureNet (the Articles of Incorporation, as amended, the "AssureNet Articles"). The AssureNet Articles permit AXENT to pay such cash amount to the holders of actually outstanding AssureNet Common Stock if the AXENT Share Value is less than $13.00. A copy of the amendment to the AssureNet Articles appears as Annex B to this Prospectus/Proxy Statement. Any cash so paid will be paid out of AXENT's cash and cash equivalents. All AssureNet shareholders should review the disclosure herein relating to the tax consequences of such a plan and, if desired, consult with their own advisors. See "The Merger-- Certain Federal Income Tax Consequences" in the accompanying Prospectus/Proxy Statement. If the Effective Time had been March 5, 1997 the AXENT Share Value would have been $13.8625 and the Series A Conversion Ratio would have been 0.12675, the Series B Conversion Ratio would have been 0.13396, the Series C Conversion Ratio would have been 0.41014 and the Common Stock Conversion Ratio would have been 0.06182. Holders of AssureNet Stock will receive cash in lieu of any fractional shares of AXENT Common Stock to which such AssureNet shareholders would have been entitled. Each outstanding option or warrant to purchase AssureNet Common Stock will be assumed by AXENT so as to represent an option or warrant, as applicable, to purchase a number of shares of AXENT Common Stock determined by multiplying the number of shares subject to the option or warrant, as applicable, by the Common Stock Conversion Ratio, rounded down to the next lowest whole number of shares, at an exercise price equal to the exercise price of such option or warrant, as applicable, at the time of the Merger divided by the Conversion Ratio, rounded up to the next highest cent.

  Certain shareholders who as of February 14, 1997 held in the aggregate approximately 100% of the Series C Preferred Stock, 67% of the Total Preferred Stock (on an as converted basis) and 65% of the AssureNet Common Stock have entered into Shareholder Agreements, as amended (the "Shareholder Agreements"), with AXENT and AssureNet providing, among other things, for the appointment of nominees of AXENT as proxies to vote all shares of AssureNet Stock owned by such shareholders in favor of approval of the Merger Agreement and the Merger. Accordingly, approval of the Merger Agreement and the Merger by the shareholders of AssureNet is assured. Along with their execution of the proxies in favor of nominees of AXENT, these shareholders executed the action by written consent adopting and approving the amendment of the AssureNet Articles described above. See "The Merger--The Amendment of AssureNet's Articles" in this Prospectus/Proxy Statement.

  Shareholders who do not vote in favor of the Merger and who comply with other requirements of the California General Corporation Law ("CGCL") will have a right to demand payment for, and appraisal of, the "fair market value" of their shares. See "The Merger--Dissenters' Rights" in the accompanying Prospectus/Proxy Statement.

  The holders of record of AssureNet Common Stock, AssureNet Series A Preferred Stock, AssureNet Series B Preferred Stock and AssureNet Series C Preferred Stock at the close of business on February 14, 1997 are entitled to notice of and to vote at the AssureNet Special Meeting and any adjournments or postponements thereof and are cordially invited to attend the AssureNet Special Meeting.

  To ensure your representation at the AssureNet Special Meeting, you are urged to mark, sign and return the enclosed proxy in the accompanying envelope, whether or not you expect to attend the AssureNet Special Meeting. No postage is required if mailed in the United States. Any AssureNet shareholder attending the AssureNet Special Meeting may vote in person even if that shareholder has returned a proxy.

                                          By order of the Board of Directors

                                          Warren T. Lazarow
                                          Assistant Secretary

  WHETHER OR NOT YOU PLAN TO ATTEND THE ASSURENET SPECIAL MEETING, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

       AXENT TECHNOLOGIES, INC.               ASSURENET PATHWAYS, INC.
  2400 RESEARCH BOULEVARD, SUITE 200             201 RAVENDALE DRIVE
       ROCKVILLE, MARYLAND 20850           MOUNTAIN VIEW, CALIFORNIA 94043

                          PROSPECTUS/PROXY STATEMENT


  This Prospectus/Proxy Statement is being furnished to holders of Common Stock ("AssureNet Common Stock") and Preferred Stock ("AssureNet Preferred Stock" and, together with the AssureNet Common Stock, the "AssureNet Stock"), of AssureNet Pathways, Inc., a California corporation ("AssureNet"), in connection with the solicitation of proxies by the AssureNet Board of Directors (the "AssureNet Board") for use at the Special Meeting of AssureNet Shareholders (the "AssureNet Special Meeting") to be held on March 25, 1997 at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303, commencing at 8:00 a.m., local time, and at any adjournments or postponements thereof. Certain shareholders who as of February 14, 1997 held in the aggregate approximately 100% of the Series C Preferred Stock, 67% of the Total Preferred Stock (on an as converted basis) and 65% of the AssureNet Common Stock have entered into Shareholder Agreements, as amended (the "Shareholder Agreements"), with AXENT and AssureNet providing, among other things, for the appointment of nominees of AXENT as proxies to vote all shares of AssureNet Stock owned by such shareholders in favor of approval of the Merger Agreement and the Merger. Accordingly, approval of the Merger Agreement and the Merger by the shareholders of AssureNet is assured.

  This Prospectus/Proxy Statement also constitutes a prospectus of AXENT Technologies, Inc., a Delaware corporation ("AXENT"), with respect to the issuance of up to an aggregate of 1,550,000 shares of AXENT Common Stock in addition to the assumption of AssureNet's outstanding options and warrants in order to effect the proposed acquisition of AssureNet by AXENT (the "Merger") pursuant to an Agreement and Plan of Merger, dated as of January 6, 1997 as amended as of February 26, 1997 (the "Merger Agreement"), among AXENT, Axquisition, Inc., a wholly-owned subsidiary of AXENT (the "Merger Subsidiary"), and AssureNet. All information contained in this Prospectus/Proxy Statement relating to AXENT has been supplied by AXENT, and all information relating to AssureNet has been supplied by AssureNet. On March 5, 1997, the last reported sale price per share of the AXENT Common Stock on The Nasdaq National Market was $14.25.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY ASSURENET SHAREHOLDERS IN CONNECTION WITH THE MERGER AND THE ACQUISITION OF SECURITIES OFFERED HEREBY.

  In accordance with the California General Corporation Law, holders of AssureNet Stock are entitled to dissenters' rights in connection with the Merger. See "The Merger--Dissenters' Rights."

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS/PROXY STATEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus/Proxy Statement and the accompanying form of proxies are first being mailed to shareholders of AssureNet on or about March 11, 1997.

        THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS MARCH 11, 1997.

                               TABLE OF CONTENTS

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AVAILABLE INFORMATION......................................................   1
SUMMARY....................................................................   2
  The Companies............................................................   2
  Date, Place and Purpose of the AssureNet Special Meeting.................   3
  Shareholders Entitled to Vote............................................   3
  Votes Required...........................................................   3
  The Merger...............................................................   3
  Recommendation...........................................................   5
  Voting Agreements........................................................   5
  Effective Time of the Merger.............................................   5
  Management of AssureNet after the Merger.................................   5
  Conditions to the Merger.................................................   5
  Termination; Amendment and Waiver........................................   6
  Management Agreement.....................................................   6
  Surrender of Certificates................................................   6
  Dissenters' Rights.......................................................   6
  Certain Federal Income Tax Consequences of the Merger....................   7
  Accounting Treatment.....................................................   8
  Restrictions on Resale of Securities Issued in the Merger................   8
  Comparison of Stockholder Rights.........................................   8
  Risk Factors.............................................................   8
  Summary Consolidated Financial Data--AXENT...............................   9
  Summary Consolidated Financial Data--AssureNet...........................  10
RISK FACTORS...............................................................  11
  Risks Relating to the Merger.............................................  11
  Risks Relating to AXENT and AssureNet....................................  13
  Risks Relating to AXENT..................................................  13
  Risks Relating to AssureNet..............................................  21
MARKET PRICE INFORMATION AND DIVIDEND POLICIES.............................  31
THE ASSURENET SPECIAL MEETING..............................................  32
  General..................................................................  32
  Purpose of the AssureNet Special Meeting.................................  32
  Board of Directors Recommendation........................................  32
  Date, Time and Place.....................................................  32
  Record Date; Shares Outstanding..........................................  32
  Voting at the AssureNet Special Meeting..................................  32
  Solicitation of Proxies..................................................  33
  Dissenters' Rights.......................................................  33
THE AMENDMENT OF ASSURENET'S ARTICLES......................................  34
THE MERGER.................................................................  35
  Recommendation of the AssureNet Board....................................  35
  Reasons for the Merger...................................................  35
  Background of the Merger.................................................  36
  Voting Agreements........................................................  38
  Ownership of AssureNet Stock by Directors and Officers of AssureNet......  38
  Accounting Treatment.....................................................  38
  Certain Federal Income Tax Consequences..................................  38


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                                                                          PAGE
                                                                          ----
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  Federal Securities Law Consequences....................................  40
  Nasdaq National Market Listing.........................................  41
  Dissenters' Rights.....................................................  41
THE MERGER AGREEMENT.....................................................  42
  The Merger.............................................................  42
  Conversion of Securities...............................................  42
  Stock Option Plans.....................................................  43
  Assumption of Warrants.................................................  43
  Representations and Warranties.........................................  43
  Certain Covenants and Agreements.......................................  44
  No Solicitation........................................................  45
  Related Matters after the Merger.......................................  45
  Conditions.............................................................  45
  Termination............................................................  46
  Amendment and Waiver...................................................  47
  Related Agreements.....................................................  47
AXENT BUSINESS...........................................................  49
  Industry Background....................................................  49
  The AXENT Technologies Solution........................................  50
  Strategy...............................................................  52
  Technology.............................................................  52
  Products and Services..................................................  53
  Sales and Marketing....................................................  55
  Customers..............................................................  56
  Product Development....................................................  57
  Competition............................................................  57
  Intellectual Property Rights...........................................  58
  Facilities.............................................................  60
  Employees..............................................................  60
  Litigation.............................................................  60
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND UNAUDITED PRO FORMA
 CONDENSED COMBINED FINANCIAL DATA.......................................  61
COMPARATIVE PER SHARE DATA...............................................  67
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS--AXENT....................................................  68
  Overview...............................................................  68
  Results of Operations..................................................  69
  Quarterly Results of Operations........................................  74
  Liquidity and Capital Resources........................................  76
  Certain Factors Affecting Future Performance...........................  76
AXENT MANAGEMENT.........................................................  78
  Officers and Directors.................................................  78
  Directors' Compensation and Other Arrangements.........................  80
  Executive Compensation.................................................  82
  Severance Arrangements.................................................  84
  Executive Bonus Plan...................................................  84
  Stock Option Plans.....................................................  84
  Compensation Committee Interlocks and Insider Participation............  85
  Limitation on Liability and Indemnification Matters....................  85


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                                                                          ----
CERTAIN TRANSACTIONS--AXENT..............................................  86
PRINCIPAL STOCKHOLDERS--AXENT............................................  87
ASSURENET BUSINESS.......................................................  89
  Industry Background....................................................  89
  AssureNet Products.....................................................  92
  Product Development....................................................  94
  Sales and Marketing....................................................  94
  Customers..............................................................  96
  Customer Service and Support...........................................  96
  Manufacturing and Suppliers............................................  97
  Competition............................................................  98
  Proprietary Rights.....................................................  98
  Employees..............................................................  98
  Facilities.............................................................  99
  Legal Proceedings......................................................  99
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS--ASSURENET................................................ 100
  Overview............................................................... 100
  Results of Operations.................................................. 102
  Liquidity and Capital Resources........................................ 104
PRINCIPAL SHAREHOLDERS--ASSURENET........................................ 106
DESCRIPTION OF AXENT CAPITAL STOCK....................................... 108
  Common Stock........................................................... 108
  Preferred Stock........................................................ 108
  Transfer Agent and Registrar........................................... 108
  Listing................................................................ 108
DESCRIPTION OF ASSURENET CAPITAL STOCK................................... 109
  Common Stock........................................................... 109
  Preferred Stock........................................................ 109
  Voting Rights.......................................................... 111
COMPARISON OF RIGHTS OF HOLDERS OF AXENT COMMON STOCK
 AND HOLDERS OF ASSURENET CAPITAL STOCK.................................. 112
  Capitalization......................................................... 112
  Conversion of AssureNet Stock.......................................... 112
  Limitation on Directors' Liability; Indemnification of Officers,
   Directors,
   Employees or other Agents............................................. 112
  Amended Bylaws......................................................... 113
  Size of the Board of Directors......................................... 113
  Classified Board of Directors.......................................... 113
  Removal of Directors................................................... 113
  Cumulative Voting for Directors........................................ 114
  Loans to Officers and Employees........................................ 114
  Power to Call Special Meeting of Stockholders.......................... 114
  Inspection of Stockholder List......................................... 114
  Dividend and Repurchase Shares......................................... 114
  Approval of Certain Corporate Transactions............................. 115
  Class Voting in Certain Corporate Transactions......................... 115
  Appraisal Rights....................................................... 115
  Dissolution............................................................ 116

                                                                          PAGE
                                                                          ----
LEGAL MATTERS............................................................ 116
EXPERTS.................................................................. 116
CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS................................. 117
OTHER MATTERS............................................................ 117
INDEX TO FINANCIAL STATEMENTS............................................ F-1
ANNEX A -- AMENDED AGREEMENT AND PLAN OF MERGER.......................... A-1
ANNEX B -- AMENDMENT TO ARTICLES OF INCORPORATION OF ASSURENET........... B-1
ANNEX C -- SHAREHOLDER AGREEMENT......................................... C-1
ANNEX D -- CHAPTER 13 OF THE GENERAL CORPORATION LAW OF CALIFORNIA
            DISSENTERS RIGHTS............................................ D-1

                             AVAILABLE INFORMATION

  AXENT is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by AXENT with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, AXENT is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. AXENT Common Stock is traded on The Nasdaq National Market. Reports and other information filed by AXENT can also be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  AXENT has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of AXENT Common Stock to be issued pursuant to this Prospectus/Proxy Statement. This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. or from the offices of the NASD in Washington, D.C. Although statements contained in this Prospectus/Proxy Statement as to the contents of any contract or other document referred to herein set forth all material elements of such documents, such statements are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement, although setting forth all material elements of such document, shall be deemed qualified in all respects by such reference.

  COPIES OF AXENT'S FILINGS WITH THE COMMISSION MAY BE OBTAINED UPON WRITTEN OR ORAL REQUEST WITHOUT CHARGE FROM AXENT, 2400 RESEARCH BOULEVARD, SUITE 200, ROCKVILLE, MARYLAND 20850, ATTENTION: INVESTOR RELATIONS, TELEPHONE (301) 258-5043. IN ORDER TO ASSURE TIMELY DELIVERY OF THE REQUESTED MATERIAL BEFORE THE ASSURENET SPECIAL MEETING, ANY REQUEST SHOULD BE MADE PRIOR TO MARCH 21, 1997.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AXENT, ASSURENET OR ANY OTHER PERSON. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AXENT OR ASSURENET SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  AXENT Technologies, OmniGuard/Enterprise Security Manager, OmniGuard/Enterprise Access Control and OmniGuard/Intruder Alert are registered trademarks of AXENT. OmniGuard, OmniGuard/Enterprise Resource Manager and OmniGuard/UNIX Privilege Manager are trademarks of AXENT. ICAN, PATHMASTER, WinDMS and SECURELINK are registered trademarks of AssureNet. Practical Secure Access Solutions is a service mark of AssureNet. AssureNet Pathways, Defender, Web Defender, All-Star Partners, SecureNet Key, SNK, SSNK, Defender Security Server, DIG PATH, DMS, and DSS are trademarks of AssureNet, and AssureNet has applied for federal or state registration with respect to certain of these marks. All other trademarks or tradenames referred to in this Prospectus/Proxy Statement are the property of their respective owners.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Prospectus/Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in this Prospectus/Proxy Statement and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Prospectus/Proxy Statement. Shareholders are urged to read this Prospectus/Proxy Statement and the Annexes hereto in their entirety.

THE COMPANIES

  AXENT. AXENT develops, markets, licenses and supports computer security solutions for enterprise computing environments. AXENT's OmniGuard family is a suite of software products which provides a comprehensive solution to a wide range of computer security requirements across multiple computing platforms. OmniGuard products enable organizations to centrally manage computer security functions. In addition, OmniGuard products provide data confidentiality, access control, user administration, monitoring, and intrusion detection across local area networks ("LANs"), the Internet and intranets and on personal computers, computers running NT, UNIX, NetWare and other midrange and mainframe operating systems. AXENT addresses the growing requirement for comprehensive security solutions as organizations migrate from centralized, proprietary computing platforms to distributed, heterogeneous client/server environments accessible from both internal networks and external networks, such as the Internet. AXENT believes that enterprise security is best addressed primarily as a business problem rather than a technological one and that its OmniGuard family of software products and related consulting services enable organizations to select, install, manage and maintain robust yet cost-effective security solutions appropriate for their businesses.

  AXENT's OmniGuard family of software products consists of Enterprise Security Manager ("ESM"), Intruder Alert ("ITA") and Enterprise Access Control ("EAC"), UNIX Privilege Manager ("UPM") and Enterprise Resource Manager ("ERM"), each of which is available across a variety of common computing platforms. These products may be used in combination to provide a comprehensive information security solution for the enterprise or individually to fulfill a specific need.

  As of December 31, 1996, more than 300 customers in a broad range of industries had deployed one or more of the OmniGuard software products and more than 450 customers had deployed one or more of the Company's other security products.

  AXENT evolved from two separate entities that were merged in 1991. The result of the merger was a new entity, Raxco, Inc. the direct predecessor of AXENT. On December 19, 1995, Raxco, Inc.'s name was changed to AXENT Technologies, Inc. AXENT's principal executive offices are located at 2400 Research Boulevard, Suite 200, Rockville, Maryland 20850. Its telephone number is (301) 258-5043. As used in this Prospectus/Proxy Statement, the term "AXENT" refers to AXENT Technologies, Inc. and its subsidiaries.

  AssureNet. AssureNet is a leading provider of network security products and services that protect enterprise networks, including private LANs, wide area networks ("WANs") and internal networks based on non-proprietary communications protocols ("Intranets"). AssureNet's products, which run on a variety of open computing platforms and support networking and security standards, prevent unauthorized network access which could result in the theft and manipulation of mission-critical information. AssureNet's network security solution is based on one-time password challenge/response authentication and identification technology and includes Defender Security Server ("DSS") software, Defender hardware products, software and hardware SecureNet Keys, the Defender Management System ("DMS") software and technical support and services. In addition, AssureNet's hardware-based network security products also protect access to legacy host systems, upon which many companies are still dependent.

  AssureNet was incorporated in March 1970 in California under the name Digital Pathways, Inc. and changed to its current name in 1996. AssureNet's principal executive offices are located at 201 Ravendale Drive, Mountain View, California 94043. Its telephone number is (415) 964-0707. As used in this Prospectus/Proxy Statement, the term "AssureNet" refers to AssureNet Pathways, Inc. and its subsidiaries, unless the context otherwise requires.

DATE, PLACE AND PURPOSE OF THE ASSURENET SPECIAL MEETING
  The AssureNet Special Meeting will be held on March 25, 1997 at 8:00 a.m., local time, at Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303.

  The purpose of the AssureNet Special Meeting is to consider and vote upon:
(i) a proposal to approve and adopt the Merger Agreement and the Merger (each as defined herein) and (ii) such other matters as may properly be brought before the Special Meeting or any postponements or adjournments thereof. In this regard, the Articles of Incorporation of AssureNet have been filed for amendment, as described herein, via a prior action by written consent of the requisite number of shareholders of AssureNet (the Articles of Incorporation, as amended, the "AssureNet Articles"). A copy of the amendment to the AssureNet Articles appears as Annex B to this Prospectus/Proxy Statement. See "The AssureNet Special Meeting."

SHAREHOLDERS ENTITLED TO VOTE
  Holders of record of AssureNet Stock at the close of business on February 14, 1997 (the "Record Date") are entitled to notice of and to vote at the AssureNet Special Meeting and any adjournments or postponements thereof. On the Record Date, there were outstanding 3,547,770 shares of AssureNet Common Stock, 1,947,689 shares of AssureNet Series A Preferred Stock, 3,495,500 shares of AssureNet Series B Preferred Stock and 1,280,488 shares of AssureNet Series C Preferred Stock (on an as-issued basis) (collectively, the "AssureNet Stock").

VOTES REQUIRED
  The approval and adoption of the Merger Agreement and the Merger will require the affirmative vote of (a) the holders of a majority of the outstanding shares of AssureNet Common Stock, voting together as a single class, (b) the holders of a majority of the outstanding shares AssureNet Preferred Stock, voting together as a single class on an "as converted" basis, and (c) the holders of a majority of the outstanding shares of AssureNet Series C Preferred Stock, voting separately as a class. Each share of AssureNet Common Stock, Series A Preferred Stock and Series B Preferred Stock is entitled to one vote on all matters presented at the AssureNet Special Meeting. Each share of Series C Preferred Stock is entitled to 1.85 votes on all matters presented at the AssureNet Special Meeting. Certain shareholders who as of February 14, 1997, the record date for the AssureNet Special Meeting, held in the aggregate approximately 100% of the Series C Preferred Stock, 67% of the Total Preferred Stock (on an as converted basis) and 65% of the AssureNet Common Stock have entered into Shareholder Agreements, as amended (the "Shareholder Agreements"), with AXENT and AssureNet providing, among other things, for the appointment of nominees of AXENT as proxies to vote all shares of AssureNet Stock owned by such shareholders in favor of approval of the Merger Agreement and the Merger. Accordingly, approval of the Merger Agreement and the Merger by the shareholders of AssureNet is assured. See "The AssureNet Special Meeting-- Voting at the AssureNet Special Meeting" and "The Merger Agreement--Related Agreements--Shareholder Agreements."

  Votes may be cast in person at the AssureNet Special Meeting or by proxy. Any AssureNet shareholder who executes and returns a proxy may revoke such proxy at any time before it is voted by (i) notifying in writing the Secretary of AssureNet at 201 Ravendale Drive, Mountain View, California 94043, (ii) granting a subsequent proxy, or (iii) appearing in person and voting at the AssureNet Special Meeting. Attendance at the AssureNet Special Meeting will not in and of itself constitute revocation of a proxy. See "The Merger--Dissenters' Rights."

THE MERGER
  Effects of the Merger. Upon consummation of the Merger, pursuant to the Merger Agreement, (i) AssureNet will be merged with and into the Merger Subsidiary, which will remain the surviving wholly-owned subsidiary of AXENT (the "Surviving Corporation"), and (ii) each issued and outstanding share of AssureNet Stock (other than shares of AssureNet Stock owned beneficially by AXENT or the Merger Subsidiary and shares of AssureNet Stock for which demands for dissenters' rights under the CGCL have been duly and timely delivered) will be converted into the right to receive such number of shares of AXENT Common Stock as is equal to the Conversion Ratio (as defined below) for such class. AssureNet shareholders will receive cash in lieu of any fractional shares of AXENT Common Stock to which such AssureNet shareholders would otherwise have been entitled. See "The Merger Agreement--The Merger."

  Conversion Ratio. Each share of AssureNet Series A and B Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($.90 for the Series A and $1.00 for the Series B) by the average closing price of a share of AXENT Common Stock for the ten (10) trading days ending the third day preceding the Closing Date (the "AXENT Share Value") and (b) adding the Common Stock Conversion Ratio determined as set forth below (the "Series A Conversion Ratio" and the "Series B Conversion Ratio," respectively).

  Each share of AssureNet Series C Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($4.10) by the AXENT Share Value and (b) adding the Common Stock Conversion Ratio (determined as set forth below) multiplied by 1.85 (the "Series C Conversion Ratio"). The Series A, B and C Conversion Ratios are structured to provide the holders of such shares with a fraction of a share of AXENT Common Stock with market value equal to the liquidation preference plus the right to participate with the holders of AssureNet Common Stock in the remaining shares of AXENT Common Stock.

  Each share of AssureNet Common Stock will be converted into a fraction of a share of AXENT Common Stock equal to a fraction (the "Common Stock Conversion Ratio") the numerator of which is the result of subtracting the Liquidation Preference Shares from 1,550,000 and the denominator of which is the sum of (i) the number of shares of AssureNet Common Stock outstanding immediately prior to the Effective Time (as defined below); (ii) the number of shares of AssureNet Common Stock into which the AssureNet Preferred Stock outstanding immediately prior to the Effective Time is convertible and (iii) the number of shares of AssureNet Common Stock issuable upon exercise of all options and warrants to purchase AssureNet Common Stock outstanding immediately prior to the Effective Time (A) with exercise prices less than the result of multiplying the Common Stock Conversion Ratio by the AXENT Share Value or (B) granted or issued on or after January 6, 1997 (the "Counted Assumed Option Shares" and "Counted Assumed Warrant Shares," respectively). However, if the AXENT Share Value is less than $13.00, each share of actually outstanding AssureNet Common Stock (but not Preferred Stock) will be converted into such fraction of a share of AXENT Common Stock (the "Fraction") plus cash equal to the difference between (i) $13.00 times the fraction of a share of AXENT Common Stock into which such share of AssureNet Common Stock would have been converted if the AXENT Share Value had been $13.00 and (ii) the AXENT Share Value times the Fraction. If the AXENT Share Value is below approximately $6.75, holders of AssureNet Common Stock will receive only cash. The cash payable to holders of AssureNet Common Stock is to be provided by AXENT and is in addition to the aggregate 1,550,000 shares of AXENT Common Stock that AXENT will provide holders of AssureNet capital stock under the Merger Agreement. The AssureNet Articles permit AXENT to pay such cash amount to the holders of actually outstanding AssureNet Common Stock if the AXENT Share Value is less than $13.00. Any such cash so paid will be paid out of AXENT's cash and cash equivalents. All AssureNet shareholders should review the disclosure herein relating to the tax consequences of such a plan and, if desired, consult with their own advisers. See "The Merger--" Certain Federal Income Tax Consequences" in this Prospectus/Proxy Statement. If the Effective Time had been March 5, 1997 the AXENT Share Value would have been $13.8625 and the Series A Conversion Ratio would have been 0.12675, the Series B Conversion Ratio would have been 0.13396, the Series C Conversion Ratio would have been 0.41014 and the Common Stock Conversion Ratio would have been
0.06182. The Series A Conversion Ratio, Series B Conversion Ratio, Series C Conversion Ratio and Common Stock Conversion Ratio are collectively referred to herein as the "Conversion Ratios."

  Assumption of Options and Warrants. Upon consummation of the Merger, each then outstanding option to purchase AssureNet Common Stock (an "AssureNet Option") will be assumed by AXENT and automatically become an option (an "AXENT Option") to purchase the number of shares of AXENT Common Stock (rounded down to the next lowest whole number) equal to the number of shares of AssureNet Common Stock issuable upon exercise of such AssureNet Option multiplied by the Common Stock Conversion Ratio. The exercise price per share (rounded up to the next highest whole cent) under the AXENT Option will be equal to the exercise price of such AssureNet Option divided by the Common Stock Conversion Ratio. See "The Merger Agreement--Stock Option Plans."

  At the Effective Time, AXENT will agree to assume AssureNet's obligations under outstanding warrants to purchase AssureNet Stock. Accordingly, AXENT will agree to issue upon exercise the number of shares of AXENT Common Stock (rounded down to the next lower whole number) equal to the number of shares of AssureNet Stock issuable upon exercise of such warrants multiplied by the Common Stock Conversion Ratio, at a price per share (rounded up to the next higher whole cent) equal to the exercise price per share of such warrant divided by the Common Stock Conversion Ratio. AXENT has agreed to provide all holders of warrants to purchase AssureNet Stock certain registration rights with respect to the shares of AXENT Common Stock issuable to them upon exercise of such warrants assumed by AXENT as described in the Merger Agreement.

RECOMMENDATION

  The AssureNet Board has unanimously approved the Merger Agreement and the Merger and recommends that all holders of AssureNet Stock approve and adopt the Merger Agreement and the Merger.

  The AssureNet Board considered many factors in reaching its conclusion to approve the Merger Agreement and to recommend that shareholders vote for approval of the Merger Agreement and the Merger. See "The Merger--Reasons for the Merger."

VOTING AGREEMENTS

  Certain shareholders who as of February 14, 1997, the record date, held in the aggregate approximately 100% of the Series C Preferred Stock, 67% of the AssureNet Preferred Stock (on an as converted basis) and 65% of the AssureNet Common Stock have entered into Shareholder Agreements with AXENT and AssureNet providing, among other things, for the appointment of nominees of AXENT as proxies to vote all shares of AssureNet Stock owned by such shareholders in favor of approval of the Merger and the Merger Agreement. See "The Merger Agreement--Related Agreements."

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing by the Surviving Corporation of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time") and will be deemed effective in California once filed in Delaware. It is anticipated that the Merger will become effective as promptly as practicable after the requisite shareholder approval has been obtained and all regulatory approvals and other conditions to the Merger set forth in the Merger Agreement have been satisfied or waived. It is anticipated that, assuming all conditions are met, the Merger will occur on or about March 25, 1997. See "The Merger Agreement--Conditions." Along with their execution of the proxies in favor of nominees of AXENT, these shareholders executed an action by written consent adopting and approving the amendment of AssureNet's Articles of Incorporation that was required to permit the payment of cash to only the holders of AssureNet Common Stock when and if the AXENT Share Value was determined to be less than $13.00. See "The Merger-- The Amendment of AssureNet's Articles" in this Prospectus/Proxy Statement.

MANAGEMENT OF ASSURENET AFTER THE MERGER

  After the Effective Time, it is expected that the current directors and officers of the Merger Subsidiary will continue as members of management of the Surviving Corporation, which will operate as a wholly-owned subsidiary of AXENT. As a result, none of the AssureNet's present directors or officers will become a director or officer of the Surviving Corporation.

CONDITIONS TO THE MERGER

  The respective obligations of AXENT and AssureNet to consummate the Merger are subject to the satisfaction of a number of conditions, including, among others, (i) approval by the shareholders of AssureNet; (ii) approval for listing on The Nasdaq National Market of the AXENT Common Stock to be issued in the Merger; (iii) effectiveness of the Registration Statement of which this Prospectus/Proxy Statement is a part; (iv) filing, occurrence or acquisition of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental entity;
(v) receipt by each party of various legal opinions, accountants' comfort letters and other certificates, consents and approvals from the other parties to the Merger and from third parties; (vi) accuracy in all material respects of the representations and warranties of each party and compliance in all material respects with all covenants and conditions by each party. See "The Merger-- Accounting Treatment," "The Merger--Certain Federal Income Tax Consequences" and "The Merger Agreement--Conditions."

TERMINATION; AMENDMENT AND WAIVER

  The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, in certain circumstances, including (i) by mutual consent of AXENT and AssureNet, (ii) by either party, if the Merger shall not have been consummated on or before April 11, 1997, (iii) by AssureNet if AssureNet's Board of Directors makes a "Fiduciary Determination" (as defined in the Merger Agreement) or (iv) by either party if the shareholders of AssureNet fail to approve and adopt the Merger Agreement and the Merger. See "The Merger Agreement--Termination."

  If either party terminates the Merger Agreement for reasons described in clauses (i) through (ii) or clause (iv), that party has no liability to the other except for liability for any breaches of covenants (but not warranties and representations) in the Merger Agreement, which liability will not exceed a total of $1,000,000. If AssureNet terminates the Merger Agreement as a result of a "Fiduciary Determination," AssureNet is required to pay a fee to AXENT equal to five percent of the value of the aggregate consideration provided for in the Merger Agreement (based on the value of AXENT Common Stock on the date AXENT receives notice of termination) plus reasonable transaction costs.

  The Merger Agreement may be amended by the written agreement of AXENT, AssureNet and the Merger Subsidiary at any time before or after the approval of AssureNet's shareholders; provided, however, that any amendment effected subsequent to such approval shall be subject to the restrictions contained in the Delaware and California General Corporation Law. See "The Merger Agreement--Amendment and Waiver."

MANAGEMENT AGREEMENT

  Concurrent with the execution of the Merger Agreement, AssureNet and AXENT entered into a Management Agreement pursuant to which AXENT has full power and authority to manage the business and operations of AssureNet from January 6, 1997 to the Effective Time of the Merger, unless the Management Agreement is otherwise terminated, provided, however, that AXENT will use its best efforts to consult with and inform appropriate officers of AssureNet regarding actions proposed to be taken under the Management Agreement and will obtain the approval of AssureNet's Board if required under AssureNet's charter documents or California law. See "The Merger Agreement--Related Agreements."

SURRENDER OF CERTIFICATES

  If the Merger becomes effective, AXENT will mail a letter of transmittal with instructions to all holders of record of AssureNet Stock at the Effective Time for use in surrendering their stock certificates in exchange for certificates representing shares of AXENT Common Stock and a cash payment in lieu of fractional shares, if any. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED. See "The Merger Agreement--Conversion of Securities."

DISSENTERS' RIGHTS

  If the Merger is approved by the required vote of AssureNet's shareholders, each holder of shares of AssureNet Stock who does not vote in favor of the Merger and who follows the procedures set forth in Chapter 13 of the CGCL will be entitled to have shares of AssureNet Stock purchased by AssureNet for cash at their fair market value. The fair market value of the shares of AssureNet Stock, determined as of January 6, 1997, the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger and therefore valuing the shares of AssureNet Stock as if the Merger had not occurred, equaled $.75 for Common Stock, $1.36 for Series A Preferred Stock, $1.43 for Series B Preferred Stock and $4.17 for Series C Preferred Stock. Such valuation was determined using $16.00 for the AXENT Share Value, applying the Conversion Ratios and discounting such result by a small percentage in order to account for the then-existing uncertainty in both AXENT Common Stock price fluctuation and the consummation of the Merger.

  Within ten (10) days after approval of the Merger by AssureNet's shareholders, AssureNet must mail a notice of such approval (the "Approval Notice") to all shareholders who have not voted in favor of the Merger, together with a statement of the price determined by AssureNet to represent the fair market value of the applicable dissenting shares, a brief description of the procedures to be followed in order for the shareholder to pursue dissenter's rights, and a copy of Sections 1300-1304 of the CGCL. The statement of price by AssureNet constitutes an offer by AssureNet to purchase all dissenting shares at the stated amount.

  A shareholder of AssureNet electing to exercise dissenters' rights must, within thirty (30) days after the date on which the Approval Notice is mailed to such shareholder, mail or deliver the written demand to AssureNet stating that such holder is demanding purchase of his or her shares of AssureNet Stock, stating the number of shares which AssureNet must purchase, what the shareholder claims is to be the fair market value of such shares and enclosing the share certificates for endorsement by AssureNet.

  If AssureNet and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, AssureNet must pay the shareholder the agreed upon price plus interest thereon at the legal rate from the date of the agreement within thirty (30) days from the later of (i) the date of the agreement on dissenting shares, or (ii) the date all contractual conditions to the Merger are satisfied.

  If AssureNet denies that the shares are dissenting shares, or if AssureNet and the shareholder fail to agree upon the fair market value of the shares, then within six (6) months after the date the Approval Notice was mailed to shareholder, any shareholder who has made a valid written purchase demand and who has not voted in favor of approval and adoption of the Merger may file a complaint in California superior court requesting a determination as to whether the shares are dissenting shares or as to the fair market value of such holder's shares of AssureNet Stock, or both. See "The Merger--Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The Merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Merger so qualifies, no gain or loss would be recognized by AXENT, AssureNet or the Merger Subsidiary, and no gain or loss would be recognized by any shareholders of AssureNet, except in respect of cash received for fractional shares or shares of AssureNet Stock for which demands for dissenters' rights under the CGCL have been duly and timely delivered or cash delivered to holders of AssureNet Common Stock because of the AXENT Share Value. Neither AXENT nor AssureNet has requested a ruling from the IRS in connection with the Merger. Nevertheless, consummation of the Merger is conditioned upon there being delivered prior to the closing to each of AXENT and AssureNet an opinion of its respective counsel (the "Tax Opinions") to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code. The delivery of the Tax Opinions may, however, be waived as a condition of closing. For a further discussion of federal income tax consequences of the Merger including the possible effects of a successful challenge by the Internal Revenue Service to the qualification of the Merger as such a reorganization, see "The Merger--Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

  The Merger is being accounted for as a purchase for accounting and financial reporting purposes. See "The Merger--Accounting Treatment" and "The Merger Agreement--Conditions."

RESTRICTIONS ON RESALE OF SECURITIES ISSUED IN THE MERGER

  Shares of AXENT Common Stock issued in the Merger will be freely transferable, except for shares issued to persons who may be deemed "affiliates" of AssureNet, which will be subject to certain restrictions on resale under Rule 145 promulgated under the Securities Act. AXENT has agreed to provide all holders of warrants to purchase AssureNet Common Stock certain registration rights with respect to the shares of AXENT Common Stock issuable to them upon exercise of such warrants after conversion into warrants to purchase AXENT Common Stock as described in the Merger Agreement. Pursuant to Continuity of Interest and Lock Up Agreements, certain shareholders of AssureNet have agreed that from the Effective Time through December 31, 1997, each such shareholder will not sell or otherwise transfer more than 50,000 shares of AXENT Common Stock to be received in the Merger in any consecutive ninety (90) day period. See "The Merger Agreement--Related Agreements-- Continuity of Interest and Lock Up Agreements."

COMPARISON OF STOCKHOLDER RIGHTS

  See "Comparison of Rights of Holders of Axent Common Stock and Holders of AssureNet Capital Stock" for a summary of the material differences between the rights of holders of AXENT Common Stock and AssureNet Stock.

RISK FACTORS

  In considering the proposed Merger, shareholders should consider, among other risks, the risks set forth under the caption "Risk Factors."

                                     AXENT

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEAR ENDED DECEMBER 31,
                                       ----------------------------------------
                                        1992    1993    1994    1995     1996
                                       ------  ------  ------  -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
 Net revenues......................... $4,158  $6,075  $8,594  $14,728  $22,097
 Gross profit.........................  3,456   5,136   7,356   12,981   20,185
 Income (loss) from continuing
  operations before royalty,
  interest, and taxes.................   (359)   (337) (5,313)  (4,712)      58
 Income (loss) from discontinued
  operations, net of tax(1)........... (1,685)  1,663   3,782    5,050    2,395
 Net income (loss).................... (2,044)  2,232     509    2,355    5,680
 Net income (loss) per common
  share(2)............................ $(0.25) $ 0.25  $ 0.06  $  0.26  $  0.54
 Weighted average number of common
  shares outstanding..................  8,332   9,021   9,065    9,118   10,662

                                                                QUARTER ENDED
                                                                 (UNAUDITED)
                         -------------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,
                           1995      1995       1995          1995       1996      1996       1996          1996
                         --------- -------- ------------- ------------ --------- -------- ------------- ------------
 Net revenues...........  $ 2,739   $3,504     $2,787        $5,698     $4,082    $5,325     $4,952        $7,738
 Income (loss) from
  continuing operations
  before royalty,
  interest and taxes....   (2,128)  (1,395)    (1,840)          651       (754)      108       (268)          972

                          DECEMBER 31,
                              1996
                          ------------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............    $17,261
Short-term investments..     18,629
Net identifiable
 liabilities from
 discontinued
 operations(1)..........        163
Working capital.........     31,731
Total assets............     44,001
Stockholders' equity....     34,448

--------
(1) See Note 2 of Notes to AXENT Consolidated Financial Statements.
(2) For a description of the computation of net income (loss) per share and shares used in computing net income (loss) per share, see Note 1 of Notes to AXENT Consolidated Financial Statements.

                                   ASSURENET

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                               YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                         1992   1993   1994    1995     1996
                                        ------ ------ ------- -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
 Net revenues.......................... $9,271 $8,558 $11,987 $11,478  $13,423
 Gross profit..........................  5,049  5,193   7,499   6,563    8,056
 Income (loss) from continuing
  operations before interest and taxes,
  extraordinary item and cummulative
  effect of change in accounting
  policy...............................    494     94   1,795  (2,346)  (4,628)
 Cummulative effect of change in
  accounting policy....................    --     900     --      --       --
 Net income (loss).....................    464    947   1,112  (2,625)  (5,271)

                                                                QUARTER ENDED
                                                                 (UNAUDITED)
                         -------------------------------------------------------------------------------------------
                         MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,
                           1995      1995       1995          1995       1996      1996       1996          1996
                         --------- -------- ------------- ------------ --------- -------- ------------- ------------
 Net revenues...........  $ 2,471   $2,328     $3,399        $3,280     $5,296    $3,596     $2,824        $1,707
 Income (loss) from
  continuing operations
  before interest, taxes
  and expected offering
  costs.................     (385)    (623)      (163)       (1,175)        42    (1,151)    (1,435)       (2,084)

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital....................................................   $(1,299)
Total assets.......................................................     4,406
Long-term obligations..............................................        42
Redeemable Convertible Preferred Stock.............................     4,874
Accumulated deficit................................................    (8,736)
Total shareholders' equity (deficit)...............................    (4,293)

                                 RISK FACTORS

  This Prospectus/Proxy Statement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those indicated by such forward-looking statements as a result of certain risk factors set forth below and elsewhere in this Prospectus/Proxy Statement.

  IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT, ASSURENET SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS RELATING TO THE MERGER IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE ASSURENET SPECIAL MEETING AND IN EVALUATING AN INVESTMENT IN AXENT COMMON STOCK.

RISKS RELATING TO THE MERGER

  CHALLENGES OF INTEGRATION. The managements of AXENT and AssureNet have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies. See "The Merger--Reasons for the Merger." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in a rapidly changing high technology industry may be more difficult to accomplish than in other industries. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The business of the combined companies may also be disrupted by employee uncertainty and lack of focus during such integration. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business, results of operations and financial condition of AXENT.

  POSSIBLE ADVERSE EFFECT ON CUSTOMER PURCHASING DECISIONS. There can be no assurance that present and potential customers of AXENT and AssureNet will continue their current buying patterns without regard to the announced Merger. In particular, AXENT and AssureNet believe that certain customers' purchasing decisions may be affected as they evaluate the future product strategy and competitive positioning of AXENT and the combined company. Any adverse decisions made as a result of such evaluations could have a material adverse effect upon the results of operations of AXENT and/or AssureNet and/or the combined company both in the near and the long term.

  INCURRENCE OF SIGNIFICANT CHARGES. AXENT expects to incur a one-time charge of approximately $28 million in the first quarter of 1997, the quarter in which the Merger is expected to be consummated, to reflect in-process research and development costs. Additional unanticipated expenses may be incurred relating to the integration of the businesses of AssureNet and AXENT, including the integration of certain product lines and distribution and administrative functions. Although AXENT expects that the elimination of duplicative expenses as well as other efficiencies related to the integration of the business of AssureNet may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. See "Selected Historical Consolidated Financial Data and Unaudited Pro Forma Combined Financial Data."

  POSSIBLE DILUTION. Although the companies believe that beneficial synergies will result from the Merger, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient and effective manner, will result in increased earnings per AXENT share (taking into consideration the greater number of AXENT shares outstanding as a result of the Merger) or a financial condition superior to that which would have been achieved by AXENT. As discussed above, AXENT anticipates that the results of operations for the combined company in the quarter in which the Merger occurs will be materially adversely affected. Additionally, AssureNet has incurred and expects to continue to incur significant losses which will affect the combined company. Further, AXENT expects that risks inherent in anticipated changes in AssureNet's business (such as shifting focus and emphasis from indirect channels to direct sales and from hardware-related business to predominantly software-related business) may also affect the combined company. While neither AXENT nor AssureNet anticipates that the Merger will be dilutive for the shareholders of the respective companies over the long term, there can be no assurance that, if the Merger fails to produce the anticipated benefits, it will not have the dilutive effect of causing the per share earnings of the combined company to be lower than they would have been for either company if operated independently. Furthermore, if the anticipated benefits are not achieved, or if the Merger has other adverse effects that are not currently anticipated, the Merger could result in a reduction in per share earnings of the combined company (as compared to the per share earnings that either or both of the companies would have achieved if the Merger had not occurred). Even if the effects of the Merger prove to be as anticipated, there can be no assurance that future earnings will not be adversely affected by any number of economic, market or other factors that are not related to the Merger.

  LOSS OF KEY EMPLOYEES, CONSULTANTS, DISTRIBUTORS OR RESELLERS OF
ASSURENET. As part of its strategy to increase awareness of AssureNet's network security products and to broaden the market for such products, AssureNet has established a number of strategic relationships with consultants, systems integrators, resellers and distributors. These companies provide software development, reselling and training services that are important to existing and future business. Some of the relationships are only recently established and they are typically nonexclusive and may be discontinued at any time. The successful continuation of AssureNet's business by AXENT and the successful integration of the companies' operations depends upon the continued contribution of key employees and consultants of AssureNet and the continued loyalty of key distributors and resellers of AssureNet's products. The loss of key personnel, consultants, distributors or resellers of AssureNet could adversely affect the financial condition and results of operation of AssureNet before completion of the Merger and of the combined companies after completion of the Merger. AssureNet's ability to retain key employees may be affected by layoffs of employees in early 1997 in connection with the Merger. Competition for qualified personnel, distributors and resellers is intense, and there can be no assurance that AXENT will be successful in retaining AssureNet's key employees, consultants, distributors and resellers. In addition, during the pre-merger and integration phases, aggressive competitors may undertake initiatives to attract customers and to recruit key employees, consultants, distributors and resellers.

  LOSS DUE TO DELAYS IN COMPLETION OF MERGER. As AssureNet has incurred significant operating losses in 1996 and is expected to incur additional operating losses prior to completion of the Merger, delays in completion of the Merger may adversely impact the financial condition and results of operations of AssureNet before completion of the Merger, may affect the charge anticipated to be incurred by AXENT in connection with the Merger and may adversely affect the combined companies after completion of the Merger. In addition, possible delays in completion of the Merger may increase the risk of loss of key personnel, consultants, distributors and resellers of AssureNet and will require the continued operation of duplicative functions and staffs of the companies, which will adversely impact the financial condition and results of operations of the combined companies.

  CONVERSION RATIOS DO NOT REFLECT CHANGES IN STOCK PRICES. The price of AXENT Common Stock at the Effective Time of the Merger may vary significantly from the price at the date of execution of the Merger Agreement, the date hereof or the date on which shareholders vote on the Merger Agreement and the Merger due to, among other factors, market perception of the synergies expected to be achieved by the Merger, changes in the business, operations or prospects of AXENT or AssureNet, market assessments of the likelihood that the Merger will be consummated and the timing thereof, and general market and economic conditions. Accordingly, AssureNet shareholders may receive shares of AXENT Common Stock with a market value different from the value of such shares at the time the Merger was negotiated. If AXENT's Share Value increases from the time the Merger Agreement was negotiated, AXENT will effectively be required to pay more per share of AssureNet Stock than assumed at the time the Merger was negotiated. The closing price of AXENT's Common Stock was $16.00 on January 6, 1997, the date the Merger was approved by AXENT's Board of Directors, and was $14.25 on March 5, 1997. See "The Merger Agreement--Conversion of Securities."

  FEDERAL INCOME TAX CONSEQUENCES AND CONTINUITY OF INTEREST. One of the requirements for the Merger being treated as a "reorganization" that is generally tax free under the Code is that the "continuity of interest" requirement be met. Under this requirement, holders of AssureNet Stock must intend, at the time of the Merger, to retain a portion of their AXENT Common Stock, such that AssureNet shareholders, as a group, have a significant equity interest in AXENT after the Merger. If former AssureNet shareholders should collectively sell in excess of 50% of the AXENT Common Stock to be delivered at the Effective Time within a relatively short period after the Effective Time, for example one to two years, the Internal Revenue Service (the "IRS") may contend that this requirement is not met. In such event, the Merger would be a taxable transaction and former AssureNet shareholders would recognize taxable income as of the date of the Merger based on the difference between the tax basis in their shares of AssureNet Stock and the fair market value of AXENT Common Stock received by them on that date (even if such fair market value declines after the Merger). Consummation of the Merger is conditioned upon there being delivered prior to the closing to each of AXENT and AssureNet an opinion of its respective counsel to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code. See "The Merger--Certain Federal Income Tax Consequences."

  CHANGE IN NATURE OF INVESTMENT. Shareholders of AssureNet currently hold an equity interest in AssureNet, a privately-held company substantially focused on a single business. The value of an equity interest in AssureNet is primarily related to the success or decline of that single business. If the Merger is completed, at the Effective Time the shareholders of AssureNet will have their shares of AssureNet Stock automatically converted into shares of AXENT Common Stock. Following the Merger, AXENT will be engaged in a different aspect of business and the relative success or decline of its business could impact the operating results of AXENT and the value of the AXENT Common Stock received in the Merger. In addition, holders of AssureNet Preferred Stock currently have liquidation and other preferences over AssureNet Common Stock. Such preferences will terminate as a result of the conversion of shares of AssureNet Preferred Stock into shares of AXENT Common Stock.

RISKS RELATING TO AXENT AND ASSURENET

  In addition to the foregoing risks, the risks set forth below relating to AXENT and to AssureNet will be applicable to the merged company.

RISKS RELATING TO AXENT

  HISTORICAL LOSSES FROM CONTINUING OPERATIONS. AXENT incurred losses from continuing operations before interest and taxes for the years 1992 to 1995 of $359,000, $337,000, $5,313,000 and $4,712,000, respectively. In 1996, AXENT had income from continuing operations before interest and taxes of $3,379,000. As of December 31, 1996, AXENT had an accumulated deficit of $13,597,000. A substantial portion of AXENT's funding in 1994 through 1996 was derived from its discontinued operations, which contributed income of $3,782,000, $5,050,000, and $2,395,000 respectively. While developing and enhancing the OmniGuard family of software products, AXENT pursued a divestment strategy with regard to its utility, storage and Helpdesk software products, which constitute the discontinued operations. AXENT began marketing the first of its OmniGuard products in November 1994, and, as a result, has limited experience in marketing such products.

Due to AXENT's limited operating history with respect to the OmniGuard products, no assurance can be given regarding its future performance. In particular, no assurance can be given that AXENT's information security business will be capable of sustaining profitability on a quarterly or annual basis. See "AXENT Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--AXENT."

  DEPENDENCE ON OMNIGUARD FAMILY OF PRODUCTS; NEW PRODUCT INTRODUCTIONS. The first OmniGuard product, Enterprise Security Manager, was released commercially in November 1994; Intruder Alert was released commercially in April 1995; Enterprise Access Control for UNIX was released commercially in April 1995; Enterprise Access Control for PCs was released commercially in May 1995; Enterprise Access Control for Windows 95 and UNIX Privilege Manager were released commercially in October 1996. Accordingly, AXENT has a relatively short operating history with these products. AXENT's future success will in large part depend on revenues from these products. AXENT is currently devoting significant resources to the development of versions of its products that operate on other hardware platforms and operating systems, the development of enhancements to its products and the development of additional products that will be offered as part of the OmniGuard family of software products, including Enterprise Resource Manager, which will provide central user administration, enhanced network security and one-time sign-on to the network. There can be no assurance that AXENT will successfully complete the development of these products in a timely fashion, that AXENT will be able to develop versions of its OmniGuard products that operate on the range of hardware platforms and operating systems currently anticipated or that AXENT's current or future products will satisfy the needs of the computer information security market or achieve market acceptance or, if market acceptance is achieved, that AXENT will be able to maintain such acceptance for a significant period of time and maintain continued compatibility with new releases of operating systems and with new operating systems that may be developed. Any inability of AXENT to develop on a timely basis products that address changing customer requirements may require AXENT to substantially increase development expenditures or may result in a loss of market share to a competitor. There can also be no assurance that security-related products or technologies developed by others will not adversely affect AXENT's competitive position or render its products or technologies noncompetitive or obsolete. See "AXENT Business--Products and Services," "--Product Development" and "-- Competition."

  POTENTIAL SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND LENGTHY SALES CYCLE. AXENT has experienced significant quarterly fluctuations in its operating results and anticipates such fluctuations in the future. Typically, revenues, operating income and net income for AXENT's fourth quarter are higher than those for the first quarter of the following year. In addition, revenues tend to be lower in the summer months, particularly in Europe, when businesses often defer purchase decisions. AXENT has historically recognized a substantial portion of its license revenues in the last month of each quarter. AXENT generally ships its software products on a trial basis and recognizes revenue upon receipt of a binding obligation by the customer and, as a result, has little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. In addition, consulting service revenues tend to fluctuate as projects, which may continue over several quarters, are undertaken or completed. Operating results may also fluctuate on a quarterly basis due to factors such as the demand for AXENT's products, the introduction of new products and product enhancements by AXENT or its competitors, market acceptance of new products introduced by AXENT or its competitors and the size, timing, cancellation or delay of customer orders, including cancellation or delay of such orders in anticipation of new product introduction or enhancement. AXENT's quarterly operating results are also affected by the budgeting cycles of customers, changes in the proportion of revenues attributable to licenses and service fees, changes in the mix of products sold, changes in the percentage of products sold through AXENT's direct sales force, changes in product pricing, changes in the development of AXENT's direct and indirect distribution channels, competitive conditions in the industry and changes in general economic conditions.

  The value of individual transactions as a percentage of quarterly revenues can be substantial, and particular transactions may generate a substantial portion of the operating profits for the quarter in which they are signed. The sales of AXENT's security products generally involve significant testing by and education of prospective customers as well as a commitment of resources by both parties. For these and other reasons, the sales cycle associated with the sales of AXENT's security products is typically between nine and 12 months and subject to a number of significant risks over which AXENT has little or no control. Because AXENT's staffing and other operating expenses are based on anticipated revenue levels, a substantial portion of which is not typically generated until the end of each quarter, and a high percentage of AXENT's expenses are fixed, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. In addition, AXENT may expend significant resources pursuing potential sales that will not be consummated. See "AXENT Business--Sales and Marketing." AXENT also may choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, which may adversely affect AXENT's operating results. Accordingly, AXENT believes that period-to-period comparisons of its results of operations may not be meaningful and should not be relied upon as an indication of future performance. Furthermore, there can be no assurance that AXENT will be able to grow and sustain profitability on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--AXENT."

  Due to all the foregoing factors, it is likely that in some future quarters AXENT's operating results will be below the expectations of public market analysts and investors. Regardless of the general outlook for AXENT's business, the announcement of quarterly operating results below analyst and investor expectations could have a material adverse effect on the price of AXENT's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AXENT."

  POSSIBLE ADVERSE EFFECTS OF SPIN-OFF; DEPENDENCE ON ROYALTIES. Effective December 31, 1995, AXENT transferred certain operations, assets, liabilities and foreign subsidiaries related to AXENT's OpenVMS utility software business to Raxco Software, Inc. ("Raxco") and distributed shares of Raxco's convertible preferred stock to AXENT's stockholders (the "Spin-Off"). See "AXENT Business" and "Certain Transactions--AXENT." In connection with the Spin-Off, AXENT granted Raxco exclusive distribution rights to its OpenVMS utility software products in exchange for the payment of royalties, pursuant to an exclusive distributor license agreement (the "Exclusive Distributor License Agreement"). AXENT's operating results for the foreseeable future are expected to depend, to a significant degree, on these royalties. The market for OpenVMS utility software products is likely to continue to decline over the next several years due in part to customers migrating from the OpenVMS operating system to other operating systems including UNIX and Windows NT. See "AXENT Business" and Note 2 of Notes to Consolidated Financial Statements.

  The Exclusive Distributor License Agreement provides for the payment of royalties equal to the greater of 30% of the gross revenues from the OpenVMS utility software products or $2.0 million in 1996, $1.5 million in 1997 and $1.0 million in 1998. If the Spin-Off had occurred as of January 1, 1994, the royalty that AXENT would have received from Raxco for 1994 and 1995 would have been $5,217,000 and $4,294,000, respectively. However, such historical royalties are not indicative of future results, and there can be no assurance that AXENT will receive even the minimum royalty. In 1996, AXENT had received royalties of $3,321,000 from Raxco under the Exclusive Distributor License Agreement, which AXENT accounted for as non-operating income from continuing operations. The failure of Raxco to effectively market such software products or its inability to pay such royalties could have a material adverse effect on AXENT's financial condition and results of operations.

  Although the Exclusive Distributor License Agreement provides AXENT with remedies for Raxco's failure to perform its obligations under the agreement or to pay the required royalties, there can be no assurance that Raxco will perform its obligations or pay the required royalties on a timely basis, if at all. Such remedies include AXENT's right to terminate the agreement upon a breach by Raxco and upon such termination of the agreement, unless otherwise agreed by the parties, Raxco will assign any agreements related to the utility software products to AXENT, and AXENT would have the opportunity to hire Raxco employees who are considered key to the marketing and technical support of such products. In the event that the agreement expires by its terms, Raxco will assign any agreements related to the utility software products to AXENT. In either event, no assets or liabilities of Raxco will be transferred back to AXENT when the Exclusive Distributor License Agreement terminates. In addition, Raxco is subject to a non-competition agreement with AXENT for a period ending on the earlier to occur of (i) December 31, 2001, or (ii) the date one year following the termination of the Exclusive

Distributor License Agreement, after which time there can be no assurance that Raxco or its successor will not become a competitor of AXENT.

  Although the results of the business transferred to Raxco have historically been profitable, there can be no assurance that such results will continue or that Raxco will be able to continue operating as a stand-alone business. Failure of Raxco to remain viable or to satisfy its obligations could have a material adverse effect on AXENT's financial condition and results of operations.

  RISKS ASSOCIATED WITH INFORMATION SECURITY MARKET. The market for AXENT's OmniGuard software products is in an early stage of development. Declines in demand for AXENT's products, whether as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on AXENT's financial condition or results of operations. In addition, an actual or perceived breach of network or computer security at one of AXENT's customers, regardless of whether such breach is attributable to AXENT's products, could adversely affect the market's perception of AXENT and AXENT's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- AXENT."

  PRODUCT DEVELOPMENT RISKS IN A RAPIDLY CHANGING INDUSTRY. The information security industry is characterized by rapid changes, including frequent new product introductions, continuing advances in technology and changes in customer requirements and preferences. The introduction of new technologies could render AXENT's existing products obsolete or unmarketable or require AXENT to invest resources in products that may not become profitable. The development cycle for AXENT's new products may be significantly longer than AXENT's historical product development cycle, resulting in higher development costs or a loss in market share. There can be no assurance that (i) AXENT will be able to counter challenges to its current products; (ii) AXENT's future product offerings will keep pace with the technological changes implemented by competitors or persons seeking to breach information security; (iii) AXENT's products will satisfy evolving preferences of customers and prospects; or (iv) AXENT will be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and product enhancements in a timely fashion could have a material adverse effect on AXENT's financial condition and results of operations. Because of the complexity of AXENT's software products which operate on or utilize multiple platforms and communications protocols, AXENT has from time to time experienced delays in introducing new products and product enhancements primarily due to development difficulties or shortages of development personnel. There can be no assurance that AXENT will not experience longer delays or other difficulties that could delay or prevent the successful development, introduction or marketing of new products or product enhancements. See "AXENT Business--Product Development."

  INTENSE AND CONSTANTLY EVOLVING COMPETITION. Competition in the information security market is intense and constantly evolving, and AXENT expects such competition to increase in the future. AXENT believes that significant competitive factors affecting this market are depth of product functionality, breadth of platform support, product quality and performance, conformance to industry standards, product price and customer support. In addition, the ability to rapidly develop and implement new products and features for the market is critical. There can be no assurance that AXENT can maintain or enhance its competitive position against current and future competitors. Significant factors such as the emergence of new products, fundamental changes in computing technology and aggressive pricing and marketing strategies may also affect AXENT's competitive position. Many of these factors are out of AXENT's control. See "AXENT Business--Industry Background."

  AXENT's competitors fall into four main categories: large, multi-product vendors, single purpose product providers, platform vendors and publicly available software.

  Large, multi-product vendors. AXENT's principal competitors include IBM, Computer Associates International, Inc. ("Computer Associates"), ICL Enterprises Ltd. ("ICL"), Digital Equipment Corporation

("Digital") and Compagnie des Machines Bull SA ("Groupe Bull"). Each of these organizations has strategic software products that cover various aspects of information security and compete directly with one or more components of AXENT's product line.

  Single purpose product providers. AXENT's principal single purpose product competitors include Mergent International, Inc., Memco Software Ltd, (Memco's products are also marketed by Platinum Technology, Inc.), Dynasoft Software A.B. (marketed by its distributor, Securix, in the U.S.), Fischer International Systems, Inc., Intrusion Detection, Inc. and the LAN Support Group. These vendors each sell products that offer particular information security functions for specific computing platforms. These products compete with one or more of AXENT's products in specific functional areas or on specific platforms. There can be no assurance that these competitors will not expand their product offerings to other functional areas or platforms and compete with more of AXENT's products.

  Platform vendors. AXENT competes with platform vendors such as Digital, Hewlett-Packard, IBM, Sun Microsystems, Inc. ("Sun") and Microsoft Corp. ("Microsoft"). Each of these vendors offers operating system software that often includes native security functionality. To the extent that the security features which become incorporated in operating systems overlap all or a portion of the functionality offered by AXENT's products, AXENT's products may no longer be required by customers to meet their information security requirements. All of these vendors have indicated plans to expand the information security within their operating systems.

  Publicly available software. A substantial portion of AXENT's current business comes from customers buying UNIX versions of its products. Certain UNIX products that compete with one or more aspects of AXENT's products are available in the public domain for little or no cost or from open systems standards organizations such as the Open Software Foundation's ("OSF") Distributed Computing Environment ("DCE"). OSF DCE technologies can be licensed for a fee and have been incorporated into operating systems and into third party security products.

  Many of AXENT's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than AXENT. In addition, one or more of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than AXENT. There can be no assurance that AXENT's current or potential competitors will not develop products comparable or superior to those developed by AXENT or adapt more quickly than AXENT to new technologies, evolving industry trends or changing customer requirements. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect AXENT's financial condition or results of operations. There can be no assurance that AXENT will be able to compete successfully against current and future competitors, or that competitive pressures faced by AXENT will not have a material adverse effect on its financial condition and results of operations. If AXENT is unable to compete successfully against current and future competitors, AXENT's financial condition and results of operations will be materially adversely affected. See "AXENT Business--Competition."

  MANAGEMENT OF CHANGES. AXENT has experienced changes in its operations that have placed significant demands on AXENT's administrative, operational, technical and financial resources. To compete effectively, both in its domestic and international operations, and to manage future growth, if any, AXENT must continue to strengthen its operational, financial and management information reporting systems, controls and procedures on a timely basis and expand, train and manage its work force. There can be no assurance that AXENT will be able to take such actions successfully. The failure of AXENT's management team to effectively manage change could have a material adverse impact on AXENT's financial condition and results of operations.

  RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS. In the normal course of its business, AXENT evaluates potential acquisitions of businesses, products and technologies, such as AssureNet, that could complement or expand AXENT's business. In the event AXENT identifies an appropriate acquisition candidate, there is no assurance that AXENT would be able to successfully negotiate the terms of any such acquisition, finance such acquisition and integrate such acquired business, products or technologies into AXENT's existing business and operations. Furthermore, the negotiation of potential acquisitions as well as the integration of an acquired business could cause diversions of management time and resources. There can be no assurance that a given acquisition, whether or not consummated, would not materially adversely affect AXENT's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AXENT." If AXENT proceeds with one or more additional significant acquisitions in which the consideration consists of cash, a substantial portion of AXENT's available cash could be used to consummate the acquisitions. If AXENT consummates one or more additional significant acquisitions in which the consideration consists of stock, stockholders of AXENT, including the former AssureNet shareholders, could suffer a significant dilution of their interests in AXENT. If AXENT consummates one or more significant acquisitions accounted for as a purchase, substantial one-time charges for write-offs associated with the acquisition may be incurred, which could impair AXENT's financial position.

  RISK OF LIABILITY DUE TO ERRORS OR FAILURES OF PRODUCT SECURITY
FEATURES. Products as complex as those offered by AXENT may contain undetected errors, failures or bugs when first introduced or when new versions are released. AXENT has in the past discovered software errors, failures and bugs in certain of its product offerings after their introduction and has experienced delays or lost revenues during the period required to correct these errors. In particular, the computer environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Furthermore, there can be no assurance that, despite testing by AXENT and by others, errors, failures or bugs will not be found in new products or releases after commencement of commercial shipments by AXENT. Errors, failures or bugs in AXENT's products could result in adverse publicity, in product returns, in loss of or delay in market acceptance of AXENT's products or in claims by the customer or others against AXENT although AXENT has not experienced any material losses or claims by customers with respect to errors, failures or bugs in its products. Alleviating such problems could require significant expenditures of capital and resources by AXENT and could cause interruptions, delays or cessation of service to AXENT's customers. AXENT attempts to limit its liability to customers, including liability arising from a failure of the security features contained in AXENT's products, through contractual limitations of warranties and remedies. AXENT's consulting agreements with its customers generally contain provisions designed to limit AXENT's exposure to claims related to negligence or errors or omissions by AXENT's employees and agents. However, some courts have held similar contractual limitations of liability, or the "shrinkwrap licenses" in which they sometimes are embodied, to be unenforceable. Accordingly, there can be no assurance that such limitations will be enforced. AXENT also has insurance providing coverage up to $2,000,000 annually and per occurrence with respect to claims arising from product failure and related loss or damage to data. Notwithstanding that insurance coverage, the consequences of errors, failures or bugs in AXENT's products could have a material adverse effect on AXENT's financial condition and results of operations. See "AXENT Business-- Products and Services" and "--Sales and Marketing."

  SALES AND DISTRIBUTION RISKS. As of December 31, 1996, AXENT had 38 employees in its direct sales organization and 10 employees in its marketing organization, many of whom have been employed by AXENT for less than two years. In order to support sales growth, if any, AXENT will need to maintain the size of its sales and marketing staff, increase the staff's productivity and expand its indirect distribution channels. There can be no assurance that AXENT will be able to leverage successfully its sales force or that AXENT's sales and marketing organization will successfully compete against the more extensive and well funded sales and marketing organizations of many of AXENT's current and future competitors. AXENT is in the early stages of developing its indirect distribution channels in North America and Europe. There can be no assurance that AXENT will be able to attract and retain third parties that will be able to market AXENT's products effectively and will be qualified to provide timely and cost-effective customer support and service. AXENT's arrangements with its distributors and resellers generally do not contain minimum purchase requirements, and such distributors and resellers may carry competing product offerings. There can be no assurance that any distributor or reseller will continue to represent AXENT's products. The inability to recruit, or the loss of, important sales personnel, distributors or resellers could materially adversely affect AXENT's financial condition and results of operations. See "AXENT Business--Competition" and "-- Sales and Marketing."

  DEPENDENCE ON KEY PERSONNEL. AXENT's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing, professional services, customer support and product development personnel. The loss of the services of any key employee could adversely affect AXENT's financial condition and results of operations. AXENT believes that its future success will depend in large part upon its ability to attract and retain highly-skilled managerial, sales, marketing, professional services, customer support and product development personnel. AXENT requires consulting services personnel and sales consultants who are highly technically trained in the field of information security, and the competition for such individuals is intense. AXENT has at times experienced, and continues to experience, difficulty in recruiting qualified personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that AXENT will be successful in retaining its key employees or that it can attract or retain additional skilled personnel as required. See "AXENT Management."

  RISKS ASSOCIATED WITH INTERNATIONAL SALES. Sales outside the United States accounted for approximately 27% and 24% of AXENT's net revenues from its information security products in the years ended December 31, 1995 and 1996, respectively. Management expects that international sales will continue to generate a significant portion of AXENT's total revenue. AXENT's international business may be subject to a variety of risks, including costs and risks relating to the establishment and expansion of indirect distribution channels in certain countries or regions, delays in expanding its international distribution channels, difficulties in collecting international accounts receivable from distributors or resellers, and increased costs associated with maintaining international marketing efforts. AXENT's international sales are denominated in the local currency of the country in which the sale was made, and AXENT is subject to the risks associated with fluctuations in currency exchange rates. As AXENT does not currently hedge foreign currency risk, a decrease in the value of any of these foreign currencies relative to the U.S. dollar will affect the profitability in U.S. dollars of AXENT's products sold in these markets. In addition, AXENT is subject to the usual risks of doing business abroad, including increases in duty rates, the introduction of non-tariff barriers and difficulties in enforcement of intellectual property rights. There can be no assurance that these factors will not have a material adverse effect on AXENT's financial condition or results of operations. See "AXENT Business--Sales and Marketing."

  EFFECT OF GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS. AXENT's international sales and operations may be subject to risks such as the imposition of governmental controls, new or changed export license requirements, restrictions on the export of critical technology, trade restrictions and changes in tariffs. While AXENT believes its products are designed to meet the regulatory standards of foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on AXENT's financial condition or results of operations. Certain of AXENT's products are subject to export controls under U.S. law, and AXENT believes it has obtained all necessary export approvals when required. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time. The inability of AXENT to obtain required approvals under these regulations could materially adversely affect the ability of AXENT to make international sales. For example, because of U.S. governmental controls on the exportation of encryption technology, AXENT has been unable to export some of its products with the most robust information security encryption technology and will be required to provide for recovery of encryption keys for access by governmental authorities in order to export products containing certain Digital Encryption Standard (DES) encryption algorithms. As a result, foreign competitors facing less stringent controls on their products may be able to compete more effectively than AXENT in the global information security market. There can be no assurance that these factors will not have a material adverse effect on AXENT's financial condition or results of operations. See "AXENT Business--Industry Background" and "-- Products and Services."

  LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. AXENT regards its software as proprietary, and its success and ability to compete is dependent in part upon its proprietary technology and rights. AXENT relies on copyright and trade secret laws, trademarks, confidentiality procedures and contractual provisions to protect its proprietary software, documentation and other proprietary information. Although AXENT holds two patents and has two pending patent applications which cover certain aspects of its technology, such patents and patent applications are unrelated to its information security products. AXENT does not rely upon patent protection and there can be no assurance that AXENT will seek patents on aspects of its technology relating to its information security products, that any such patents will issue or that any such patents will be sufficiently broad to protect AXENT's technology relating to its information security products. Although the effectiveness of AXENT's products is not dependent upon the secrecy of its proprietary technology or licensed technology, the public disclosure of its technology could result in a perception of breached security and reduced effectiveness of AXENT's products, which could have an adverse effect on AXENT's financial condition or results of operations. There also can be no assurance that the confidentiality agreements and other methods on which AXENT relies to protect its trade secrets and proprietary information and rights will be adequate. Litigation to defend and enforce AXENT's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on AXENT's financial condition and results of operations regardless of the final outcome of such litigation. Despite AXENT's efforts to safeguard and maintain its proprietary rights, there can be no assurance that AXENT will be successful in doing so or that the steps taken by AXENT in this regard will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from copying or otherwise obtaining and using AXENT's products, technology or other information that AXENT regards as proprietary. There can also be no assurance that AXENT's trade secrets or non-disclosure agreements will provide meaningful protection of AXENT's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by AXENT or that AXENT's technology will not infringe upon patents or other rights owned by others. AXENT's inability to protect its proprietary rights would have a material adverse effect on AXENT's financial condition and results of operations.

  As the number of information security products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to claims of infringement or misappropriation of the intellectual property or proprietary rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against AXENT in the future with respect to current or future products. Further, AXENT may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of AXENT's rights may be ineffective in such countries, and technology developed in such countries may not be protectable in jurisdictions where protection is ordinarily available. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention, which could have a material adverse effect on AXENT's financial condition and results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on AXENT's financial condition and results of operations. See "AXENT Business--Intellectual Property Rights."

  LITIGATION. AXENT is currently involved in a lawsuit brought by Advanced Systems Concepts, Inc. ("ASCI"). ASCI has alleged that AXENT conspired with others to steal ASCI's proprietary information and to violate ASCI's licensing agreement with Digital Equipment Corporation. ASCI has asserted that it is entitled to unspecified compensatory damages and punitive damages. This case involves a number of complex issues, and no assurance can be given as to its likely outcome. AXENT has moved to dismiss ASCI's claims alleging racketeering and violation of Federal statutes, which is currently under consideration by the court. If ASCI's claims against AXENT are not dismissed, AXENT intends vigorously to defend the litigation. In that event, the ASCI litigation could result in substantial expense to AXENT and diversion of effort by certain of AXENT's management. If AXENT is found to have conspired to misappropriate proprietary rights of ASCI, AXENT could be liable for damages and an injunction could be issued regarding three of AXENT's OpenVMS utility software products, which could have a material adverse effect on AXENT's financial condition and results of operations. AXENT believes the possibility of an unfavorable outcome related to this litigation is remote. During 1994, 1995 and 1996, AXENT's net revenues from the specific OpenVMS utility software products that are the subject of the litigation were $4.5 million, $3.7 million and $2.6 million, respectively. Had the Spin-Off occurred as of January 1, 1994, AXENT would have received royalty revenues from such products during 1994, 1995, and 1996 of $1.4 million, $1.1 million and $780,000, respectively. See "AXENT Business--Litigation."

  POSSIBLE VOLATILITY OF SHARE PRICE. The market price of AXENT Common Stock, which is traded on The Nasdaq National Market, may be subject to significant fluctuations in response to operating results, announcements of technological innovations or new products by AXENT or its competitors, patent or proprietary rights developments and market conditions for computer industry stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of AXENT Common Stock. The trading prices of many high technology companies' stocks are at or near their historical highs and reflect price/earnings ratios substantially above historical norms. There can be no assurance that the trading price of AXENT Common Stock will remain at or near its current level. Additionally, it is likely that in some future quarters AXENT's operating results will be below the expectations of public market analysts and investors. Regardless of the general outlook for AXENT's business, the announcement of quarterly operating results below analyst and investor expectations could have a material and adverse effect on the price of AXENT's Common Stock. See "Market Price Information and Dividend Policies."

  DIVIDENDS. No dividends have been paid on AXENT Common Stock to date and AXENT does not anticipate paying dividends in the foreseeable future. See "Market Price Information and Dividend Policies."

  ANTITAKEOVER PROVISIONS. AXENT's Certificate of Incorporation (the "AXENT Certificate") requires that any action required or permitted to be taken by stockholders of AXENT must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of AXENT or by the Board of Directors. The AXENT Certificate provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of AXENT entitled to vote. These provisions, and other provisions of the AXENT Certificate, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of AXENT, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of AXENT Capital Stock."

RISKS RELATING TO ASSURENET

  RECENT DECLINE IN PERFORMANCE; RECENT LOSSES; UNCERTAINTY OF FUTURE RESULTS OF OPERATIONS. AssureNet had net losses of $2.6 million, and $5.3 million in 1995 and 1996, respectively. AssureNet expects such losses to continue for the foreseeable future. Such losses have been a result of, among other things, AssureNet's investment in an indirect distribution sales channel, declining revenues from the sale of hardware products and increased research, development, sales, marketing and administrative expenses incurred in the expectation of substantial growth, which has not, to date, occurred. AssureNet has been attempting to implement a change in its product and distribution strategy whereby it has sought to become principally a provider of software-based network security products through indirect sales channels. AssureNet has only a limited operating history as a software provider, and several of AssureNet's significant software products were introduced in 1996 and early 1997. Despite AssureNet's shift in strategy, software revenues constituted only approximately 11% and 28% of total net revenues, respectively, for the years ended December 31, 1995 and 1996. Based on recent losses suffered since it has begun using an indirect distribution strategy, AssureNet is presently re-evaluating its distribution strategy. AssureNet expects that there will be a mix of direct and indirect sales in 1997. In view of its recent financial results, management changes, the significant risks associated with the introduction of its relatively new software products and significant and ongoing changes in its distribution strategy, the rapidly changing nature of the network security market and the uncertainties associated with the development of additional software products, there can be no assurance that AssureNet's strategy will be successful or that AssureNet will not continue to incur substantial losses in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet," "AssureNet Business--AssureNet Products" and "AssureNet Business--Sales and Marketing."

  RISKS ASSOCIATED WITH NEW PRODUCT AND DISTRIBUTION STRATEGY. AssureNet was founded in 1970 and historically derived most of its net revenue from the sale of hardware-based network security products through a direct sales force to large companies. In late 1995, AssureNet began to shift its strategy to focus increasingly on providing primarily software-based network security products through indirect sales channels. In late 1996, AssureNet re-assessed its sales strategy and in 1997 AssureNet expects to utilize a mix of indirect and direct sales channels. In this regard, in February 1997, AssureNet terminated its relationship with Ingram Micro, Inc. ("Ingram"), AssureNet's former North American distributor, and is evaluating certain other reseller relationships. AssureNet has also substantially re-structured its management team and, in connection with the Merger, is in the process of substantially reorganizing many of the departments within AssureNet. In order to execute its strategy, AssureNet must, among other things, complete the development of new software products, increase market acceptance of its software products, achieve significantly increased sales levels through both direct and indirect distribution channels, respond effectively to competitive developments including the introduction of new products by its competitors, attract, retain and motivate qualified employees, and continue to develop and market new products, while controlling costs. Over the next several quarters, AssureNet's results of operations may fluctuate significantly as AssureNet attempts to further refine its distribution strategy. If the relationship of revenues to expenses does not improve significantly, AssureNet's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet," "AssureNet Business--Sales and Marketing," "-- AssureNet Products."

  FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS; LIMITED BACKLOG; LENGTHY SALES CYCLE. The Company has experienced, and will in the future experience, significant fluctuations in annual and quarterly revenues and operating results. AssureNet suffered net losses of $2.6 million, $76,700, $1.9 million, $1.3 million and $2.0 million on net revenues of $11.5 million, $5.3 million, $3.6 million, $2.8 million and $1.7 million for the year ended December 31, 1995 and the quarters ended March 31, 1996, June 30, 1996, September 30, 1996 and December 31, 1996, respectively. AssureNet's revenues and operating results in general are relatively difficult to forecast for a number of reasons, including (i) timing and level of market acceptance for AssureNet's products, (ii) competitive conditions in the industry, (iii) fluctuations in the development and growth of the computer and network security industries in general, (iv) the timing of the introduction of new products or product enhancements by AssureNet or its competitors, (v) the percentage of AssureNet's net revenue derived from indirect sales channels, (vi) the Company's ability to expand its marketing and sales force and distribution channels, (vii) delay or deferral of customer implementations of AssureNet's products, (viii) the timing of orders and shipments of products, (ix) changes in the level of operating expenses and (x) the mix between hardware and software products.

  The sales of AssureNet's security products have historically involved significant education of and commitment of capital by prospective customers and significant time, effort and expense by AssureNet. For these and other reasons, the sales cycle associated with the sales of AssureNet's security products has historically been three to four months long and subject to a number of significant risks, including customers' budget constraints and internal authorization review, over which AssureNet has little or no control. The failure to close an anticipated sale in any particular quarter could have a material adverse effect on AssureNet's business, financial condition and results of operations. In addition, AssureNet often has recognized a substantial portion of its net revenue in the final weeks of a quarter. Accordingly, a delay in shipment near the end of a particular quarter may cause sales in a particular quarter to fall significantly below AssureNet's expectations and may adversely affect AssureNet's business or results of operations for such quarter, as has recently been the case. Due to AssureNet's size, AssureNet is particularly susceptible to fluctuations in net revenue due to receipt of a limited number of large orders or the loss of one or more major customers or a decrease in orders by such customers. Because AssureNet's expenses are relatively fixed, a small variation in the timing of recognition of specific revenues can cause, and has in the past caused, significant variations in operating results from quarter to quarter and has in the past resulted in, and may in the future result in, losses in a given quarter or quarters and may have a material adverse affect on AssureNet's business or results of operations. AssureNet may also experience seasonality due to customer buying patterns in Europe, where businesses tend to defer purchase decisions during the summer months. As a result of the foregoing factors, AssureNet believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  MANAGEMENT CHANGES; DEPENDENCE UPON KEY PERSONNEL; MANAGEMENT OF
BUSINESS. In December 1995, January 1996 and April 1996, AssureNet hired a new President and Chief Executive Officer, Senior Vice President of Marketing and Sales, and Senior Vice President of Product Development, respectively. In July 1996, the President and Chief Executive Officer resigned, whereupon a group of executive officers assumed his prior duties. In December 1996, AssureNet's Chief Financial Officer was named Acting President and Chief Executive Officer, in addition to her other duties. In connection with the Merger, the Senior Vice President of Marketing and Sales left AssureNet in January 1997. Accordingly, most of AssureNet's existing senior management team is relatively new to AssureNet or to the senior management positions presently held by them. The loss of the services of one or more of AssureNet's executive officers could have a material adverse effect on AssureNet's business, results of operations and financial condition. In addition, in connection with AssureNet's transition in product line and sales strategy and in anticipation of the Merger, AssureNet has recently experienced a significant reduction in its number of employees, particularly those employees in administrative, production and other overhead areas. AssureNet expects that it may be required to further reduce its workforce in connection with the Merger, particularly as to those positions which are duplicated at AXENT. AssureNet's future performance depends significantly upon the continued service and performance of those officers and key employees remaining. Additionally, AssureNet and AXENT have entered into a Management Agreement pursuant to which AXENT oversees the day-to-day operations of AssureNet prior to the Merger. There can be no assurance that the new senior managers or AXENT will be able to manage AssureNet successfully prior to or after the Merger. See "The Merger Agreement--Related Agreements--Management Agreement."

  AssureNet's ability to compete effectively will require AssureNet to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its employee work force. There can be no assurance that AssureNet will be able to do so successfully. AssureNet's failure to do so could have a material adverse effect upon AssureNet's business, results of operations and financial condition. In order to grow, AssureNet may be required to hire a number of engineering, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that AssureNet will be able to attract, assimilate or retain highly qualified employees in the future. If AssureNet is unable to hire and retain such personnel, particularly in key positions, AssureNet's business, results of operations and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet" and "AssureNet Business--Employees".

  RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT DEVELOPMENT. The markets for AssureNet's security products are characterized by rapidly changing technology, evolving industry standards and new product introductions. AssureNet's future results of operations will depend in significant part upon its ability to enhance its existing products and develop and introduce new products and technologies on a timely basis to meet changing customer requirements, and keep pace with emerging industry standards and the increasingly sophisticated needs of its customers. AssureNet is currently devoting significant resources toward the development of enhancements to its existing products and the development of new products. The introduction of products embodying new technologies and the emergence of new industry standards may render AssureNet's existing products obsolete and unmarketable. The life cycles of AssureNet's products are difficult to estimate. In addition, the development cycle for AssureNet's new products may be significantly longer than AssureNet's historical product development cycle, resulting in higher development costs or a loss in market share. Advances in techniques by individuals and entities seeking to gain unauthorized access to networks could expose AssureNet's existing products to new and unexpected attacks and require accelerated development of new products. There can be no assurance that AssureNet will be successful in developing and marketing product enhancements or new products that respond to technological change implemented by competitors or persons seeking to breach network security or evolving industry standards, that AssureNet will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If AssureNet is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, AssureNet's business, results of operations and financial condition will be materially adversely affected.

  AssureNet's future results of operations are highly dependent upon its ability to introduce and market new products. In particular, AssureNet has only recently introduced its 32-bit Software Key for Windows NT environments and its DSS for Sun Solaris (UNIX). AssureNet believes that these products will be an important component of its software solution. AssureNet is also currently working on other software security products. These new products and products under development are subject to significant technical and marketing risks. AssureNet has historically relied on the assistance of third-party consultants to complete certain aspects of its product development, in part due to the size of and resource constraints imposed on its internal engineering staff. In the past, AssureNet has experienced delays in the commencement of commercial shipments of new products and enhancements, resulting in customer frustrations and delay or loss of net revenue. If the development of AssureNet's new software products falls behind schedule, as has occurred in the past, or if such products do not achieve market acceptance, AssureNet's business, results of operations and financial condition could be materially adversely affected. See "AssureNet Business--Product Development" and "--Competition."

  MODIFICATION OF DISTRIBUTION STRATEGY. Historically, most of AssureNet's net revenue has been generated through sales of hardware-based network security products by AssureNet's direct sales force to large corporations. In mid-1995, AssureNet began establishment of a new distribution strategy pursuant to which AssureNet's products were sold by VARs, systems integrators, distributors and original equipment manufacturers ("OEMs"). Such indirect sales accounted for approximately 17% and 34%, respectively, of AssureNet's net revenue for 1995 and 1996. AssureNet has invested significant resources to develop this channel, and this has significantly reduced margins and increased sales and marketing expenses. Consequently, despite a significant increase in unit sales volume, net revenues did not increase proportionately during the year ended December 31, 1996. Accordingly, AssureNet is currently reevaluating its sales distribution strategy for 1997 and intends to utilize a mixed distribution strategy on a going-forward basis. There can be no assurance that AssureNet will be able to continue to attract VARs, systems integrators and OEMs that will market AssureNet's products effectively or provide timely and cost-effective customer support and service. In addition, AssureNet's agreements with VARs, systems integrators and OEMs are not and will not be exclusive and in many cases may be terminated by either party without cause, and most of AssureNet's VARs, systems integrators and OEMs carry competing product lines. Therefore, there can be no assurance that any VAR, systems integrator or OEM will represent or continue to represent AssureNet's products, and the inability to recruit, or the loss of, VARs, systems integrators or OEMs could materially adversely affect AssureNet's business, financial condition and results of operations. Selling through indirect channels also may hinder and has in the past engendered difficulties with respect to AssureNet's ability to accurately forecast sales, evaluate customer satisfaction, provide quality service and support or recognize emerging customer requirements. The use of a mixed distribution strategy could also create the risk of distribution channel conflict, as indirect distributors and resellers may perceive AssureNet's direct sales force as competition, thereby reducing such distributors' and resellers' incentive to carry or promote AssureNet's products. Any of the foregoing may materially adversely affect AssureNet's business, financial condition and results of operations. See "Potential Adverse Impact of Product Returns and Price Reductions," "AssureNet Business--Sales and Marketing."

  RISKS ASSOCIATED WITH COMPUTER AND NETWORK SECURITY MARKETS; PRODUCT ACCEPTANCE. AssureNet currently devotes a majority of its research and development, manufacturing, marketing and sales resources to service the emerging remote access computing market. Declines in demand for AssureNet's products, whether as a result of competition, technological change, the public's awareness of the need for network security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on AssureNet's business, financial condition and results of operations. AssureNet's focus on the remote access market may make it more vulnerable to a decline in that market than companies with more diverse product offerings. Moreover, AssureNet's future financial performance will depend in large part on continued growth in the remote access computing market, which in turn will depend in part on the growth in the number of organizations utilizing remote access computing products and the number of applications developed for use with those products. There can be no assurance that these markets will continue to grow or that AssureNet will be able to respond effectively to the evolving requirements of these markets. Many of AssureNet's customers have not yet adopted a single integrated remote access solution, and there can be no assurance that AssureNet's products will be the standard adopted by its customers. An actual or perceived breach of network or computer security at one of AssureNet's customers, regardless of whether such breach is attributable to AssureNet's products, could adversely affect the market's perception of AssureNet and AssureNet's business, financial condition and results of operations.

  AssureNet is focusing its resources on developing and marketing software-based network security solutions for open distributed computing environments. These products are currently expected to account for an increasing percentage of AssureNet's future net revenue growth, if any. While the adoption of open distributed systems architectures in general and the acceptance of open distributed computing for business critical applications in particular have increased in recent years, there can be no assurance that this trend will continue. Moreover, there can be no assurance that the network security market will accept a software solution or, even if AssureNet's software-based network security products gain widespread acceptance, that such products will be preferred over competing software products. If software-based network security systems do not gain widespread market acceptance or AssureNet's products are not viewed as preferable or superior to competing software products, AssureNet's business, financial condition and results of operations will be materially adversely affected. AssureNet also intends to expand its products to operate across more diverse open networks, which may encompass an increasing variety of hardware and software operating environments. Such efforts will also require significant commitments of financial and product development resources, and there can be no assurance that such efforts will be successful, especially given that AssureNet has had limited experience with some of the components of these more diverse environments. The failure of such efforts could have a material adverse effect on AssureNet's business, financial condition and results of operations. See "AssureNet Business-- Industry Background."

  INTENSE COMPETITION. The market for computer and network security products is intensely competitive, and AssureNet believes that competition in this market is likely to intensify. AssureNet currently experiences competition from a number of companies, including (i) software operating systems suppliers and application software vendors that incorporate a single-factor static password security system into their products, (ii) vendors of hardware tokens and software keys such as Security Dynamics Technologies, Inc. ("Security Dynamics"), Secure Computing Corporation ("SCC"), Leemah DataCom Security Corporation ("Leemah"), Racal-Guardata, Inc., and Cylink Corporation ("Cylink"), (iii) smart card security device vendors, such as AT&T Technologies, Inc., Bull HN Information Systems, Inc. and Schlumberger, Limited, (iv) biometric security device vendors, such as Eye Dentify Systems, Fingermatrix (U.K.) Limited and Identix, Inc., and (v) dialback security system manufacturers, such as Leemah. AssureNet may in the future also face competition from these and other parties that develop computer and network security products based upon approaches similar to or different from those employed by AssureNet. In particular, AssureNet could face competition from large operating system software companies and network equipment companies. Such companies may include, by way of example, but not by way of limitation, software providers such as Microsoft, IBM, Novell, Hewlett Packard and Netscape, and network equipment providers such as Cisco, Bay Networks and 3Com. There can be no assurance that the market for computer and network security products will not ultimately be dominated by approaches other than the approach marketed by AssureNet. While AssureNet believes that it does not currently compete against manufacturers of other classes of security products (such as encryption), there can be no assurance that such companies will not compete with AssureNet in the future or that its existing competitors will not acquire such companies (e.g., Security Dynamics' acquisition of RSA, Inc., a leading encryption company).

  AssureNet believes that the principal competitive factors affecting the market for computer and network security products include ease of use, ease of administration, quality and reliability, level of security, compatibility with heterogeneous computing environments, scalability, ability to be implemented and managed by the user, distribution channels, customer service and support and price. Many of AssureNet's current and potential competitors are substantially larger than AssureNet and have significantly greater financial, technical and marketing resources, have well-established and maintained channels of distribution and have generated better market awareness as a result of public company status, substantial advertising or larger sales and marketing groups. Using such greater resources, such competitors have been able to attract and retain key technical and market personnel, attract customers and expand their operations. Such competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than AssureNet. Due to the non-proprietary nature of its products and low barriers to entry in the network security market, AssureNet expects additional competition from established and emerging companies as the market for computer and network security products continues to evolve. AssureNet expects its competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide added functionality and other features. Successful new product introductions or enhancements by AssureNet's competitors could cause a significant decline in sales or loss of market acceptance of AssureNet's products and services, result in intense price competition or make AssureNet's products and services or technologies obsolete or noncompetitive. AssureNet is aware that some of its competitors, including Security Dynamics, are also in the process of developing software-based network security solutions. Any reduction in gross margins resulting from competitive factors such as price competition could have a material adverse effect on AssureNet's business, financial condition or results of operations. There can be no assurance that AssureNet will have sufficient resources to make investments in research and development or sales and marketing or that AssureNet will be able to make the technological advances necessary to maintain competitiveness. In addition, current and potential competitors have established and may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom AssureNet has strategic relationships, to increase the ability of their products to address the security needs of AssureNet's prospective customers. AssureNet also expects that new competitors will enter into AssureNet's markets through a combination of internal development and acquisitions (e.g., Hewlett Packard's recent acquisition of SecureWare, Inc., a development stage Internet security firm). Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, the business, financial condition and results of operations of AssureNet would be materially adversely affected. See "AssureNet Business--Competition."

  RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION. During the last quarter of 1995 and the first quarter of 1996, one customer, British Gas, accounted for approximately 20% and 48% of AssureNet's net revenue, respectively. No customer accounted for more than 10% of net revenue in the second quarter of 1996. However, in the third quarter of 1996, Ingram and Anixter Inc., a large systems integrator, accounted for 16% and 11% of net revenue, respectively. Similarly, during the fourth quarter of 1996, Ingram accounted for 20% of net revenue. In February 1997, AssureNet terminated its relationship with Ingram. AssureNet expects that a small number of customers could account for a significant portion of its net revenue in future quarters until AssureNet's new software products achieve broad market acceptance, particularly if such customers place disproportionately large orders with AssureNet. As a result of this customer concentration, AssureNet's business, results of operations and financial condition could be materially adversely affected by the failure of one or more anticipated order or orders to materialize and by a deferral or cancellation of an order or orders. In addition, there can be no assurance that net revenue from customers that have accounted for significant net revenue in past periods, individually or in the aggregate, will continue, or if continued will reach or exceed historical levels in any future period. AssureNet's results of operations may in the future be subject to substantial period-to-period fluctuations as a consequence of such customer concentration. See "AssureNet Business--Customers."

  NEED TO ESTABLISH AND MAINTAIN COLLABORATIVE RELATIONSHIPS. A significant business strategy of AssureNet is to develop collaborative agreements with remote access providers and firewall product vendors to, among other things, bundle AssureNet's products with other products sold by these providers. Certain of these providers and vendors integrate AssureNet's software technology into their products to provide compatibility between their product offerings and certain of AssureNet's software products. AssureNet believes that some of its direct competitors have and other present or potential competitors may also establish numerous significant strategic alliances and collaborative relationships. There can be no assurance that AssureNet's existing collaborative relationships will be commercially successful, that AssureNet will be able to negotiate additional collaborative relationships, that such additional collaborations will be available to AssureNet on acceptable terms or that any such relationships, if established, will be commercially successful. In addition, there can be no assurance that parties with which AssureNet has established collaborative relationships will not pursue alternative technologies or develop alternative products in addition to or in lieu of AssureNet's products either on their own or in collaboration with others, including AssureNet's competitors. AssureNet's business, financial condition or results of operations may be adversely affected by the lack of success of its collaborators in marketing such collaborative products. See "AssureNet Business--Strategy," "--AssureNet Products," "--Sales and Marketing."

  LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY
RIGHTS. AssureNet relies on trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. AssureNet also enters into confidentiality and/or license agreements with its employees, consultants and distributors, as well as with its customers and potential customers seeking proprietary information, and attempts to limit access to and distribution of its software, documentation and other proprietary information. Due to the reliance on non-proprietary technology and standard operating platforms, unlike certain of its competitors, AssureNet has not patented any of its technology. There can also be no assurance that AssureNet's trade secrets or non-disclosure agreements will provide meaningful protection of AssureNet's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by AssureNet. AssureNet's inability to protect its proprietary rights could have a material adverse effect on AssureNet's business, financial condition and results of operations. Further, AssureNet may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of AssureNet's rights may be ineffective in such countries.

  As the number of network security products in the industry increases and the functionality of these products further overlaps, AssureNet believes that software developers and publishers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against AssureNet in the future with respect to current or future products. Although AssureNet is not currently the subject of any intellectual property litigation, there has been substantial litigation regarding patent, copyright, trademark and other intellectual property rights involving computer software companies. Any claims or litigation, with or without merit, could be costly and time consuming and could result in a diversion of management's attention, which could have a material adverse effect on AssureNet's business, financial condition and results of operations, regardless of the outcome of the litigation. Adverse determinations in such claims or litigation could result in the loss of AssureNet's proprietary rights, subject AssureNet to significant liabilities, require AssureNet to seek licenses from third parties, or prevent AssureNet from licensing its technologies, any of which could also have a material adverse effect on AssureNet's business, financial condition and results of operations. See "AssureNet Business--Proprietary Rights."

  AssureNet also licenses software from third parties which is incorporated into its products. These licenses expire from time to time. There can be no assurance that these third party technology licenses will continue to be available to AssureNet in commercially reasonable terms. In particular, AssureNet currently licenses the copy protection used in the Software SecureNet Key from BBI Computer Systems, Inc. ("BBI") pursuant to a "shrink-wrap" perpetual nonexclusive license. AssureNet is presently negotiating an individualized perpetual license with BBI. The loss of a relationship with BBI or the inability to maintain any similar technology license could result in delays or reductions in product shipments until equivalent technology could be identified, licensed and integrated. Any such delays or reductions in product shipments would materially adversely affect AssureNet's business, results of operations and financial condition. In addition, AssureNet generally does not have access to source code for the software supplied by these third parties. Certain of these third parties, including BBI, are small companies that do not have extensive financial and technical resources. If any of these relationships were terminated or if any of these third parties were to cease doing business, AssureNet may be forced to expend significant time and development resources to replace the licensed software. Such an event would have a material adverse effect upon AssureNet's business, results of operations and financial condition. See "AssureNet Business--Sales and Marketing" and "--Proprietary Rights."

  INTERNATIONAL SALES AND SUPPORT. Sales outside North America accounted for approximately 27%, 32% and 49% of AssureNet's revenue in 1994, 1995 and 1996, respectively. To date, AssureNet has generated only limited international net revenue from sales outside of Europe. An important element of AssureNet's strategy is to expand its international operations. In this regard, although AssureNet has established a subsidiary in the United Kingdom and is currently investing resources in its international operations, there can be no assurance that AssureNet will be successful in expanding its international operations. In addition, AssureNet has only limited experience in developing localized versions of its products and marketing and distributing its products internationally. There can be no assurance that AssureNet will be able to successfully localize, market, sell and deliver its products internationally. The inability of AssureNet to successfully expand its international operations in a timely manner could materially adversely affect AssureNet's business, results of operations or financial condition. In addition, AssureNet's international business is and may continue to be subject to a variety of risks, including delays in establishing international distribution channels, difficulties in collecting international accounts receivable, and increased costs associated with maintaining international marketing efforts. Although AssureNet's sales in continental Europe are typically denominated in U.S. dollars, AssureNet's sales in the United Kingdom are denominated in the local currency, and AssureNet is subject to the risks associated with fluctuations in currency exchange rates. A decrease in the value of British currency relative to the U.S. dollar could affect the profitability in U.S. dollars of AssureNet's products sold in the United Kingdom. Additional risks inherent in AssureNet's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, political and economic instability, reduced protection for intellectual property rights in certain countries, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, difficulties in managing international operations, difficulty in accounts receivable collection, differences in accounting practices, potentially adverse tax consequences, restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on AssureNet's future international sales and, consequently, AssureNet's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet," "AssureNet Business--Sales and Marketing."

  Although AssureNet's products are subject to export controls under United States laws, AssureNet believes it has obtained all material export approvals. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time. The inability of AssureNet to obtain required approvals under these regulations could adversely affect the ability of AssureNet to make international sales.

  DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS; RISKS ASSOCIATED WITH DOING BUSINESS IN CHINA. AssureNet relies on outside vendors to manufacture certain components used in the production of AssureNet's products. Certain components and services necessary for the manufacture of AssureNet's products are obtained from a sole supplier or a limited group of suppliers. AssureNet contracts for the manufacture of its Defender Series hardware products with one assembly operation located in San Jose, California and for the manufacture of all of its SecureNet Key hardware tokens with a sub-assembly subcontractor located in China. The integrated circuits contained in AssureNet's SecureNet Key hardware tokens are currently purchased from NEC, Ltd. ("NEC"), a Japanese computer chip manufacturer. Although AssureNet has no written agreement with NEC, NEC has verbally assured AssureNet that NEC will give AssureNet at least twelve months' notice prior to any cessation of production. In the past, NEC has provided AssureNet at least twelve months' notice prior to making any production changes and thus AssureNet believes NEC will provide similar notice regarding cessation of production. There can be no assurance that NEC will be able to furnish AssureNet with a sufficient number of integrated circuits to meet customer demand, that AssureNet will be able to purchase integrated circuits from NEC at commercially acceptable prices or that, if NEC discontinues the manufacture of certain integrated circuits, AssureNet will be able to procure integrated circuits from another supplier on a timely basis and at commercially acceptable prices. AssureNet believes that it would take approximately twelve months to identify and commence production of a suitable replacement chip from a new supplier, and attempts to maintain a two month supply of SecureNet Key hardware tokens in inventory and four month supply of integrated circuits. If NEC were to halt production without notice, AssureNet would use such supply to continue to manufacture hardware tokens, while suggesting that customers consider employing Software SecureNet Keys instead of hardware tokens. During such period, AssureNet would modify its Hardware SecureNet Key in order to use another supplier's integrated circuit. If necessary, AssureNet could modify its products to operate with another type of token from a third-party supplier. AssureNet purchases all of these sole or limited source components pursuant to purchase orders placed from time to time, and except as described above, has no guaranteed supply arrangements. The inability to obtain sufficient manufactured goods or sole or limited source components as required, or to obtain or develop alternative sources at competitive prices or quality if and as required in the future, could result in delays in product shipments or increase AssureNet's material costs, either of which would materially adversely affect AssureNet's business, financial condition or results of operations. See "AssureNet Business--Manufacturing and Suppliers."

  AssureNet imports all of its SecureNet Key hardware tokens from a subassembly subcontractor located in Shenzhen Province, China, which exposes AssureNet to the possibility of product supply disruption and increased costs in the event of changes in the policies or actions of the Chinese government, political unrest or unstable economic conditions in China or developments in the United States that are adverse to trade, including enactment of protectionist legislation. In addition, the preferential tax treatment granted to enterprises located in "special economic zones" could also be withdrawn, adversely affecting the costs of manufacturing in China. In the United States, the so-called "Special 301" law (19 U.S.C. (S)2242) provides that the United States Trade Representative ("USTR") is to designate certain priority foreign countries for special scrutiny or investigation in connection with the failure to adequately protect intellectual property rights. On different occasions, China has been designated under Special 301 provisions. To date, this designation has not had an adverse impact on products imported by AssureNet. However, AssureNet is unable to predict whether current actions being taken by the USTR with regard to China or any future actions taken under Special 301 provisions will result in the imposition of sanctions by the United States against China, or whether any such sanctions will result in increases in cost or reductions in the supply of SecureNet Key hardware tokens. The United States also provides China with most-favored-nation ("MFN") status, allowing China to receive the same tariff treatment that the United States extends to its "most favored" trading partners. Notwithstanding this current policy, the U.S. government could seek to revoke MFN status for China, or condition its renewal on factors such as China's human rights record. Any revocation of China's MFN status could result in higher tariffs on AssureNet's SecureNet Key hardware tokens manufactured in China, which higher tariffs could have a material adverse effect on AssureNet's business, financial condition and results of operations.

  POTENTIAL ADVERSE IMPACT OF PRODUCT RETURNS AND PRICE REDUCTIONS. AssureNet generally recognizes revenue upon shipment to its customers, including distributors and VARs. AssureNet provides certain of its customers with product return rights for stock balancing or product evaluation. AssureNet's standard return policy for its resellers and distributors requires returns to be accompanied by a purchase order for at least the same dollar amount as the return. In 1996, such returns accounted for 14% of net revenues. Non-standard reseller and distributor returns are sometimes permitted, pursuant to which AssureNet repairs the product or refunds the purchase price of the goods. Such returns have not, to date, been material. AssureNet also provides some of its customers with price protection rights. As AssureNet increases its sales efforts through indirect channels, a significantly greater percentage of its total sales each quarter have become, and will likely continue to become, subject to product return rights and price protection rights. Further, it is AssureNet's policy to allow returns for up to 30 days (and sometimes longer periods based on contract) and AssureNet generally warrants its software products for 90 days and its hardware products for one year. Stock balancing rights permit customers to return products to AssureNet for credit, within specified limits and subject to purchasing an equal amount of other AssureNet products. Product evaluation rights permit customers to evaluate products for 30 to 90 days after receipt of goods, without obligation to purchase. Price protection rights require that AssureNet grant retroactive price adjustments for inventories of AssureNet's products held by VARs if AssureNet lowers its prices for such products. As of December 31, 1996, price protection credits have not been material. Additionally, AssureNet grants, via contract, most-favored customer status to certain of its customers. As AssureNet adheres closely to its standard pricing model, historically AssureNet has not been materially adversely affected by those contracts providing most-favored customer status. Although AssureNet believes that it currently has adequate reserves to cover product returns and price reductions, there can be no assurance that AssureNet will not experience significant returns or price protection adjustments in the future or that such reserves will be adequate to cover such returns and price reductions. Any returns or adjustments in excess of the adjustments could have a material adverse effect on AssureNet's business, financial condition and results of operations. See "AssureNet Business--Sales and Marketing."

  PRODUCT LIABILITY; RISK OF PRODUCT DEFECT. Customers rely on AssureNet's network security products to prevent unauthorized access to their networks and data transmissions. A malfunction or the inadequate design of AssureNet's products could result in tort or warranty claims. Although AssureNet attempts to reduce the risk of such losses through warranty disclaimers and liability limitation clauses in its sales orders and by maintaining product liability insurance, there can be no assurance that such measures will be effective in limiting AssureNet's liability for any such damages. Any liability for damages resulting from security breaches could be substantial and could have a material adverse effect on AssureNet's business, financial condition and results of operations. Complex software products such as those offered by AssureNet may contain undetected errors or failures when first introduced or when new versions are released, and software products or media may contain undetected viruses. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that makes pre-release testing for programming or compatibility errors very difficult and time consuming. Although AssureNet has not experienced material adverse effects resulting from any errors in its products or product enhancements to date, there can be no assurance that, despite testing by AssureNet and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon AssureNet's business, results of operations and financial condition. See "AssureNet Business--Product Development."

                MARKET PRICE INFORMATION AND DIVIDEND POLICIES

  AXENT Common Stock is traded on The Nasdaq National Market under the symbol "AXNT." There is no established public trading market for AssureNet Stock.

  AXENT Common Stock began trading on The Nasdaq National Market on April 24, 1996. The following table sets forth for the periods indicated the high and low sale prices per share of AXENT Common Stock on The Nasdaq National Market:

                                                                    HIGH   LOW
                                                                   ------ ------
        1996
        Second Quarter (from April 24, 1996)...................... 24     13 1/2
        Third Quarter............................................. 23 1/2 9 3/8
        Fourth Quarter............................................ 23 3/4 12 5/8
        1997
        First Quarter (through March 5, 1997)..................... 17 3/4 10 3/8

  The last reported sale price per share of the AXENT Common Stock on The Nasdaq National Market on January 6, 1997, the last full trading day prior to the public announcement of the proposed Merger, was $16.00. Based upon the last reported sale price of AXENT Common Stock on March 5, 1997, $14.25, the conversion in the Merger would result in the following per AssureNet share results.

                                                              MARKET VALUE OF
     CLASS                                                  AXENT STOCK RECEIVED
     -----                                                  --------------------
     Series A Preferred....................................        $1.80
     Series B Preferred....................................         1.90
     Series C Preferred....................................         5.77
     Common................................................         0.90

  Because the market price of AXENT Common Stock is subject to fluctuation, the market value of the shares of AXENT Common Stock that holders of AssureNet Stock will receive in the Merger may increase or decrease prior to the Merger. AssureNet shareholders are urged to obtain a current market quotation for AXENT Common Stock.

  At February 14, 1997, there were 176 holders of record of AssureNet Common Stock, 65 holders of record of AssureNet Series A Preferred Stock, 22 holders of record of AssureNet Series B Preferred Stock and four holders of record of AssureNet Series C Preferred Stock.

  Neither AXENT nor AssureNet has ever declared or paid cash dividends. AXENT does not intend to declare or pay any cash dividends in the foreseeable future. Future cash dividends, if any, will be determined by the AXENT Board and will be based upon AXENT's earnings, capital requirements, financial condition and other factors deemed relevant by the AXENT Board.

  AssureNet has agreed in the Merger Agreement not to declare, set aside or pay any dividends on its capital stock prior to the Effective Time. See "The Merger Agreement--Certain Covenants and Agreements."

                         THE ASSURENET SPECIAL MEETING

GENERAL

  This Prospectus/Proxy Statement is being furnished to holders of AssureNet Stock in connection with the solicitation of proxies under the CGCL by the AssureNet Board for use at the AssureNet Special Meeting and any adjournments or postponements thereof. Each copy of this Prospectus/Proxy Statement mailed to holders of AssureNet Stock is accompanied by a form of proxy for use at the AssureNet Special Meeting.

  This Prospectus/Proxy Statement and the accompanying forms of proxies are first being mailed to shareholders of AssureNet on or about March 11, 1997.

  ASSURENET SHAREHOLDERS ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO ASSURENET IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

  ASSURENET SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXIES.

PURPOSE OF THE ASSURENET SPECIAL MEETING

  At the AssureNet Special Meeting, the holders of AssureNet Stock eligible to vote will consider and vote upon: (i) the approval and adoption of the Merger Agreement and the Merger and (ii) such other matters as may properly come before the AssureNet Special Meeting or any adjournments or postponements thereof.

BOARD OF DIRECTORS RECOMMENDATION

  The AssureNet Board has unanimously approved the Merger Agreement and the Merger and recommends a vote FOR approval and adoption of the Merger Agreement and the Merger.

DATE, TIME AND PLACE

  The AssureNet Special Meeting is scheduled to be held on March 25, 1997 at 8:00 a.m., local time, at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303.

RECORD DATE; SHARES OUTSTANDING

  The AssureNet Board has fixed the close of business on February 14, 1997 as the AssureNet Record Date for the determination of AssureNet shareholders entitled to notice of and to vote at the AssureNet Special Meeting and at any adjournments or postponements thereof.

  On the AssureNet Record Date, there were outstanding 3,547,770 shares of AssureNet Common Stock held by 176 shareholders of record, 1,947,689 shares of AssureNet Series A Preferred Stock held by 65 shareholders of record, 3,495,500 shares of AssureNet Series B Preferred Stock held by 22 shareholders of record, and 1,280,488 shares of AssureNet Series C Preferred Stock held by four shareholders of record.

VOTING AT THE ASSURENET SPECIAL MEETING

  The presence, either in person or by proxy under the CGCL, of the holders of a majority of the outstanding shares of the AssureNet Stock issued and outstanding and entitled to vote at the AssureNet Special Meeting is necessary to constitute a quorum at the AssureNet Special Meeting.

  The affirmative vote of (a) the holders of a majority of the outstanding shares of AssureNet Common Stock, voting together as a single class, (b) the holders of a majority of the outstanding shares of AssureNet Preferred

Stock, voting together as a single class on an "as converted" basis and (c) the holders of a majority of the outstanding shares of AssureNet Series C Preferred Stock, voting separately as a class, is required to approve and adopt the Merger Agreement and the Merger. Each share of AssureNet Stock is entitled to one vote (other than shares of Series C Preferred Stock, each of which is entitled to 1.85 votes) on the approval and adoption of the Merger Agreement and the Merger. Under applicable California law, in tabulating the vote on each such matter, abstentions will have the same effect as a vote against the proposal to approve and adopt the Merger Agreement and the Merger.

  Pursuant to the Shareholder Agreements, certain shareholders have agreed to vote all shares of AssureNet Stock then owned by such shareholder in favor of the Merger Agreement and the Merger. As of January 6, 1997, such shareholders owned an aggregate of 7,560,173 shares of AssureNet Stock, representing approximately 65% of the outstanding shares of AssureNet Common Stock, 67% of the AssureNet Preferred Stock (on an as converted basis) and 100% of the Series C Preferred Stock. Accordingly, approval of the Merger Agreement and the Merger by the shareholders of AssureNet is assured. See "The Merger Agreement--Related Agreements--Shareholder Agreements." Along with their execution of the proxies in favor of nominees of AXENT, these shareholders executed an action by written consent adopting and approving the amendment of the AssureNet Articles of Incorporation that was required to permit the payment of cash to only the holders of AssureNet Common Stock when and if the AXENT Share Value was determined to be less than $13.00. See "The Merger--The Amendment of AssureNet's Articles" in this Prospectus/Proxy Statement.

  When a proxy is returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy. If a shareholder does not return a signed proxy, the shares will not be voted. Shareholders are urged to mark the boxes on the proxy to indicate how their shares are to be voted. If a shareholder returns a signed proxy, but does not indicate how such holder's shares are to be voted, the shares represented by the proxy will be voted for the approval and adoption of the Merger Agreement and the Merger.

  Any AssureNet shareholder that executes and returns a proxy may revoke such proxy at any time before it is voted by (i) notifying in writing the Secretary of AssureNet at 201 Ravendale Drive, Mountain View, California 94043, (ii) granting a subsequent proxy, or (iii) appearing in person and voting at the AssureNet Special Meeting. Attendance at the AssureNet Special Meeting will not in and of itself constitute revocation of a proxy under the CGCL.

  The AssureNet Board is not currently aware of any matters to come before the AssureNet Special Meeting other than as described herein. If, however, other matters are properly brought before the AssureNet Special Meeting, including among other things consideration of a motion to adjourn the AssureNet Special Meeting to another time and/or place (including without limitation for the purpose of soliciting additional proxies), the persons appointed as the named proxies will have discretion to vote or act thereon according to their best judgment.

SOLICITATION OF PROXIES

  In addition to solicitation by mail, directors, officers and employees of AssureNet, who will not be compensated for such services, may solicit proxies from AssureNet shareholders personally or by telephone, telecopy or telegram or other forms of communication.

DISSENTERS' RIGHTS

  Holders of the AssureNet Stock will be entitled to dissenters' rights in connection with the approval and adoption of the Merger Agreement and the Merger. See "The Merger--Dissenters' Rights."

                     THE AMENDMENT OF ASSURENET'S ARTICLES

  In order for AXENT to be able to pay cash to the holders of AssureNet Common Stock when, and if, the AXENT Share Value is determined to be less than $13.00, the AssureNet Articles were filed for amendment as of March 10, 1997. Such amendment was approved by the AssureNet Board on February 25, 1997 and by the holders of a majority of the outstanding shares of AssureNet Common Stock, voting together as a single class, (b) the holders of a majority of the outstanding shares of AssureNet Preferred Stock, voting together as a single class on an "as converted" basis, and (c) holders of a majority of the outstanding shares of AssureNet Series C Preferred Stock, voting separately as a class, on March 10, 1997. Such shareholder approval was solicited via an action by written consent of the shareholders, along with certain of the Related Agreements discussed in "The Merger--Related Agreements" in this Prospectus/Proxy Statement. A copy of the amendment to the AssureNet Articles of Incorporation is attached as Annex B to this Prospectus/Proxy Statement and incorporated herein by reference. The section entitled "Description of AssureNet Capital Stock" summarizes the material terms of AssureNet's Articles. Nonetheless, such summary is qualified in its entirety by reference to AssureNet's Articles. Shareholders of AssureNet are urged to read the Articles in their entirety for a more complete description of the rights, preferences and privileges of holders of AssureNet capital stock.

  The amendment is related to a modification of the liquidation preference formulas determining the amounts to be received by each holder of AssureNet capital stock in the event the AXENT Share Value is less than $13.00. So long as the AXENT Share Value remains greater than or equal to $13.00, no modification of the liquidation preference formulas will be activated. If, however, the AXENT Share Value is determined to be below $13.00, the liquidation preference formulas will be affected as follows:

    (a) Each holder of AssureNet Preferred Stock will receive the number of shares of AXENT Common Stock computed according to the applicable Conversion Ratio; and

    (b) Each share of AssureNet Common Stock will be converted into a fraction (the "Fraction") of a share of AXENT Common Stock according to the Common Stock Conversion Ratio, plus a cash amount equal to the difference between (i) $13.00 times that fraction of a share of AXENT Common Stock determined assuming the AXENT Share Value was $13.00 and (ii) the AXENT Share Value times the Fraction.

  According to the foregoing, each holder of AssureNet Common Stock will receive, in AXENT Common Stock and cash, the value which such holder would have received if the AXENT Share Value had been $13.00. Each holder of a share of AssureNet Preferred Stock will receive only the value resulting from the actual AXENT Share Value.

  Based on the current capitalization of AssureNet and assuming the Effective Time was March 5, 1997, the AXENT Share Value is $13.8625. After giving effect to the liquidation preferences of the three series of Preferred Stock according to the AssureNet Articles, AssureNet's Common Shareholders, Series A Preferred Shareholders, Series B Preferred Shareholders and Series C Preferred Shareholders would receive shares of AXENT Common Stock equal to approximately $0.86, $1.76, $1.86, and $5.69 per share presently outstanding, respectively. If, however, the AXENT Share Value was determined to be $12.00, after giving effect to the liquidation preferences of the three series of Preferred Stock according to the AssureNet Articles, AssureNet's Common Shareholders, Series A Preferred Shareholders, Series B Preferred Shareholders and Series C Preferred Shareholders would receive shares of AXENT Common Stock equal to approximately $0.63, $1.53, $1.63, and $5.27 per share presently outstanding, respectively. Exclusive of cash for any fractional shares, the holders of actually outstanding AssureNet Common Stock would also receive an extra $0.12 in cash and the holders of AssureNet Preferred Stock would receive no cash.

                                  THE MERGER

RECOMMENDATION OF THE ASSURENET BOARD

  The AssureNet Board unanimously recommends that the shareholders of AssureNet vote FOR approval and adoption of the Merger and Merger Agreement for the reasons set forth below.

REASONS FOR THE MERGER

 AssureNet

  In reaching its decision to approve the terms of the Merger Agreement and the Merger, the AssureNet Board consulted with its legal advisors regarding the legal terms of the transaction and the AssureNet Board's obligation in its consideration of the proposed transaction and consulted with AssureNet's management.

  In the course of its deliberations, the AssureNet Board reviewed and considered the following additional factors: (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) information regarding AXENT's and AssureNet's respective businesses, prospects, financial performance, financial condition, operations and technology; of which the information regarding AXENT's prospects, financial performance and financial conditions consisted only of publicly available information. (iii) the compatibility of the respective managements and corporate cultures of AXENT and AssureNet; (iv) reports from AssureNet's management and its legal advisors on the results of their due diligence investigations of AXENT; (v) other prior offers for acquisitions. While the AssureNet Board evaluated both companies' prospects in terms of the future potential of their industries, businesses, products and employees, the Board did not rely on the achievability of financial forecasts due to inherent uncertainties in the industry, the rapid changes that take place in the marketplace and in the technology, and the difficulty in predicting future revenue streams. Moreover, the Board evaluated economic alternatives potentially available to the shareholders of AssureNet. In this regard, the Board evaluated the possibilities of arranging private financing, arranging sufficient credit to operate AssureNet, other potential merger candidates, the possibility of declaring bankruptcy and the possibility of continuing to run as an independent corporation. The Board determined that it could not continue as an independent corporation due to AssureNet's inability to permanently fill its Chief Executive Officer position and its related inability to procure needed additional financing or credit on acceptable terms. In particular, the Board determined that such financing would likely cause any merger offer to be substantially decreased based on the extra dilution such financing would cause. Additionally, merger candidates other than AXENT did not present reasonable offers. The Board determined that a merger with AXENT was in the best interests of the shareholders. Consequently, the Board authorized the Merger Agreement with AXENT.

  The AssureNet Board also considered the following potentially negative factors: (i) the potential disruption of AssureNet's business that might result from employee uncertainty and lack of focus following announcement of the Merger and during the integration of the operations of AXENT and AssureNet; (ii) the possibility that the Merger might not be consummated, and the effects of the public announcement of the Merger on (A) AssureNet's sales and operating results, (B) AssureNet's ability to attract and retain key management, marketing and technical personnel and (C) progress of certain development projects; (iii) the risk that the market price of AXENT Common Stock might be adversely affected by the public announcement of the Merger;
(iv) the risk that, despite the intentions and the efforts of the parties to support their respective products, the announcement of the Merger could result in decisions by customers to defer purchases of products of AXENT or AssureNet; (v) the risk that the other benefits sought to be achieved in the Merger will not be achieved; and (vi) the other risks described under "Risk Factors."

 AXENT

  AXENT is pursuing the acquisition of AssureNet because of (i) AXENT's belief in the complementary nature of AssureNet's authentication products and technology with AXENT's current and future security management products and technology and (ii) AXENT's belief that it can leverage and expand upon the indirect distribution channels of AssureNet which are complementary to AXENT's direct selling model and will provide the combined company a larger, more effective and more diversified global distribution capacity. In reaching its decision to approve the Merger Agreement, the AXENT Board of Directors consulted with management of AXENT, legal counsel regarding the legal terms of the proposed merger and the obligations of AXENT's Board in its consideration of the proposed transaction and with AXENT's financial advisers regarding the financial aspects of the proposed Merger. The AXENT Board considered the following information and factors: (a) AXENT's belief that authentication technology will be a key technology for implementing computer security solutions for enterprise computing environments involving remote access (whether from home users, mobile users or from the Internet or intranets) and that AssureNet's challenge/response authentication technology is recognized for its ease of use, security, scalability, flexibility and low cost of implementation; (b) AXENT's belief that implementation of its strategy of expanding its product offerings for the enterprise security market will require authentication technology to meet customer demands for enhanced security, flexibility and ease of use, and that the acquisition of such technology and existing customer base through the proposed Merger was more advantageous than attempting to develop such technology internally; (c) the complementary nature of AXENT's and AssureNet's existing and future products, their product development and direct and indirect sales staffs; (d) AXENT's corporate strategy and knowledge of the information security industry; (e) the ability of AXENT's management personnel to assume the additional responsibilities resulting from the proposed Merger; (f) the financial and other significant terms of the proposed Merger, including the terms and conditions of the Merger Agreement and the related agreements, including the Management Agreement; (g) the presentation of AXENT's financial advisor regarding the consideration to be paid by AXENT in the Merger; (h) risks associated with AssureNet's business and financial condition, including recent changes in its marketing strategy, its migration from hardware products to software products and its recent operating losses;
(i) risks associated with the Merger, including risk that issuance of AXENT Common Stock in the Merger might be dilutive to AXENT stockholders, risk that the trading price of AXENT Common Stock might be adversely affected by the announcement of the Merger, risk that the anticipated benefits from the Merger might not be fully achieved or might not be achieved on the timetable anticipated, risk relating to charges expected to be incurred in connection with the Merger, risk that the Merger might not be consummated following the public announcement thereof and the difficulty of managing two separate operations in distant geographic locations; and (j) current industry, economic and market conditions and anticipated changes therein. In view of the variety of factors considered in connection with its evaluation of the AssureNet acquisition, the AXENT Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in its determination to approve the AssureNet acquisition. After taking into consideration all factors and considerations, including the factors discussed above, the AXENT Board concluded that the Merger was in the best interests of AXENT and its stockholders.

BACKGROUND OF THE MERGER

  AXENT has maintained an active program of expansion through its acquisition of products and businesses and its exploration of collaborative relationships throughout its history. As part of its monitoring of possible candidates for acquisition or collaborative relationship, AXENT has followed AssureNet and has recognized that AssureNet's products, technologies and marketing and distribution channels are complementary to those of AXENT.

  During June 1996, AssureNet's Board of Directors and senior management began to consider various strategic alternatives available to AssureNet with the assistance of Smith Barney Inc., which was proposed to serve as the lead underwriter of AssureNet's unsuccessful initial public offering and which serves as financial advisor to AssureNet. AssureNet's Board reviewed a variety of alternatives to remain independent and to effect a business combination with other parties.

  During June and July 1996, Wesley Raffel, then Senior Vice President, Sales and Marketing of AssureNet, and John Becker, Executive Vice President of AXENT, and other representatives of AXENT met or exchanged information on several occasions relating to product synergies and possible integration of their technologies.

During that time, the representatives of the companies considered a range of potential courses of action, including a possible distribution or joint marketing relationship, a combination or sharing of technology or a business combination, but no discussions ensued at that time as Mr. Raffel indicated that AssureNet was then in negotiations with a third party concerning a possible business combination.

  In August 1996, Mr. Raffel advised Mr. Becker that discussions with the third party had terminated in July 1996, and AXENT and AssureNet resumed exchanges of information and discussions of a possible relationship between the companies, which continued through September and October 1996. Representatives of AXENT reported on the status of those discussions at the meeting of AXENT's Board of Directors on October 22, 1996, and representatives of AssureNet reported on the status of those discussions at the meetings of AssureNet's Board of Directors during this time period.

  During October 1996, AXENT's management consulted with Montgomery Securities, which AXENT subsequently retained to act as its financial advisor with respect to a possible acquisition of AssureNet, concerning various options, including a possible acquisition of AssureNet. AXENT prepared various financial scenarios with the assistance of Montgomery Securities and contacted Mr. Raffel to discuss potential scenarios and preliminary valuations. Mr. Raffel invited Mr. Becker and Richard Lefebvre, the Chief Executive Officer of AXENT, to discuss potential synergies, preliminary valuations and possible scenarios with AssureNet's Board of Directors. On November 4, 1996, Messrs. Becker and Lefebvre met with the AssureNet Board and discussed those matters. As a result of that meeting, the AssureNet Board elected to explore further the potential option of joining the companies through a business combination.

  AXENT and AssureNet entered into a letter agreement dated November 12, 1996 containing nondisclosure covenants and related agreements. Beginning on November 13, 1996, representatives of AssureNet met with members of AXENT's management at AXENT's principal offices to perform due diligence and to develop a better understanding of AXENT's market position and technology. Beginning on November 18, 1996, representatives of AXENT met with members of AssureNet's management at AssureNet's principal offices to perform due diligence. The companies continued due diligence reviews and discussed terms of a possible business combination and valuation issues.

  Messrs. Becker and Lefebvre and Philip Black, an AssureNet director designated as AssureNet's negotiating representative with AXENT, reached preliminary agreement, subject to a number of contingencies, as to the general structure of the proposed transaction and the general terms of the consideration to be paid on or about December 3, 1996. Legal counsel for AXENT and AssureNet then commenced preparation and negotiation of definitive merger documents, which continued through January 6, 1997. The AssureNet Board was advised of the status of those discussions and agreements at meetings on December 2, 1996 and December 5, 1996, and Mr. Black was authorized to continue negotiations with AXENT.

  At its meeting on December 16, 1996, the AXENT Board was advised of the status of those discussions and agreements, received a report on the results of AXENT's due diligence efforts and reviewed information provided by Montgomery Securities. Materials provided by Montgomery Securities to the AXENT Board included summary financial information for AssureNet for the calendar years 1991 through 1995 and the nine-month periods ending September 30, 1995 and 1996 and an AssureNet balance sheet at September 30, 1996. The AXENT Board then authorized AXENT's representatives to continue with negotiation of definitive agreements with AssureNet.

  Negotiation of the definitive Merger Agreement and related documents and agreements was concluded on January 6, 1997. The AssureNet Board reviewed and unanimously approved the Merger Agreement in substantially final form on December 26, 1996. On January 6, 1997, the AssureNet Board ratified and approved the final form of the Merger Agreement and determined the fair market value of the shares of AssureNet capital stock for purposes of dissenters' rights. On January 6, 1997, the AXENT Board reviewed the terms of the Merger Agreement and unanimously approved the Merger and the Merger Agreement. Later on January 6, 1997, the parties executed the Merger Agreement and related agreements. On January 7, 1997, the parties issued a press release announcing the execution of the Merger Agreement.

  Messrs. Becker and Black had a preliminary discussion on or about February 13, 1997 regarding amendment of the Merger Agreement to reduce uncertainty regarding completion of the Merger by eliminating provisions permitting AssureNet to terminate the Merger Agreement if the AXENT Share Value was below $14.00 per share and providing that the number of shares of AXENT Common Stock used in calculating the Conversion Ratios would be 1,550,000, independent of the AXENT Share Value. They had more detailed discussions on February 21, 1997 and February 24, 1997. An amendment to the Merger Agreement effecting these two changes and providing for cash payments to holders of AssureNet Common Stock in certain circumstances was approved by the AXENT and AssureNet Boards on February 25, 1997 and executed by the parties on February 26, 1997.

VOTING AGREEMENTS

  Certain shareholders who as of January 6, 1997 held in the aggregate approximately 100% of the Series C Preferred Stock, 67% of the AssureNet Preferred Stock (on an as converted basis) and 65% of the AssureNet Common Stock have entered into Shareholder Agreements with AXENT and AssureNet providing, among other things, for the appointment of nominees of AXENT as proxies to vote all shares of AssureNet Stock owned by such shareholders in favor of approval of the Merger and the Merger Agreement. See "The Merger Agreement--Related Agreements."

OWNERSHIP OF ASSURENET STOCK BY DIRECTORS AND OFFICERS OF ASSURENET

  As of January 6, 1997, directors and officers of AssureNet and their affiliates may be deemed to be beneficial owners of approximately 32% of the outstanding shares of AssureNet Stock (on an as converted basis). See "Principal Shareholders--AssureNet" for additional information concerning such ownership. As discussed below under "The Merger Agreement--Related Agreements--Shareholders Agreements," each of the directors of AssureNet has agreed to vote or direct the vote of all of the outstanding shares of AssureNet Stock over which he has voting control in favor of the approval of the Merger Agreement and the Merger.

ACCOUNTING TREATMENT

  The Merger will be accounted for as a purchase. The purchase price, approximately $32 million, will include the value of shares exchanged, net liabilities assumed and direct costs associated with the transaction and will be allocated among AssureNet's assets based on fair market value. A significant portion of the purchase price will be allocated to in-process research and development costs. AXENT expects to incur a one-time charge to earnings of approximately $28 million to reflect in-process research and development costs.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion addresses the material federal income tax considerations of the Merger that are generally applicable to holders of AssureNet Stock. This discussion reflects the opinions of Piper & Marbury L.L.P., counsel to AXENT and Brobeck, Phleger & Harrison LLP, counsel to AssureNet. The letters reflecting the opinions of such counsel are attached as
Exhibit 8.1 to the Registration Statement of which this Prospectus/Proxy Statement is a part (the "Exhibit Opinions"). The Exhibit Opinions are based on certain assumptions and representations of AXENT, AssureNet, the Merger Subsidiary and certain AssureNet shareholders. The Exhibit Opinions are subject to certain limitations and qualifications as noted therein.

  AssureNet shareholders should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to particular AssureNet shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, tax-exempt entities, or persons who are foreign persons or who acquired their AssureNet Stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation the exercise of options or rights to purchase AssureNet Stock in anticipation of the Merger or the assumption by AXENT of options or rights to acquire AssureNet Stock. Finally, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, ASSURENET

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The following discussion is based on the interpretation of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. Neither AXENT nor AssureNet has requested a ruling from the IRS as to the tax consequences of the Merger. The IRS is not precluded from sustaining a position contrary to the opinions of AXENT's and AssureNet's respective counsel. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to AXENT, AssureNet and/or their respective stockholders and shareholders.

  Subject to the limitations and qualifications referred to herein and in the Exhibit Opinions, Piper & Marbury L.L.P. and Brobeck, Phleger and Harrison LLP are of the following opinions:

    (i) The Merger will constitute a reorganization within the meaning of
  Section 368(a) of the Code;

    (ii) No material gain or loss will be recognized by AXENT, the Merger Subsidiary or AssureNet solely as a result of the Merger;

    (iii) Subject to the qualification discussed below relating to cash paid because of the AXENT Share Value, no gain or loss will be recognized by the holders of AssureNet Stock upon the exchange of AssureNet Stock solely for shares of AXENT Common Stock as a result of the Merger (except to the extent of cash received in lieu of a fractional share thereof);

    (iv) Gain but not loss will be recognized by a holder of AssureNet Stock upon the exchange of AssureNet Stock for shares of AXENT Common Stock and cash as a result of the Merger to the extent of the lesser of (a) the gain realized by the holder on the exchange or (b) the amount of cash received. Counsel have expressed no opinion as to whether any such gain will constitute capital gain or ordinary income.

    (v) The tax basis of the shares of AXENT Common Stock received by the holders of AssureNet Stock in the Merger will be equal to the tax basis of the shares of AssureNet Stock exchanged therefor in the Merger reduced by the amount of any cash received by the holder in the Merger and increased by any gain recognized by the holder upon the Merger;

    (vi) The holding period for the shares of AXENT Common Stock received by the holders of AssureNet Stock will include the holding period for the shares of AssureNet Stock exchanged therefor in the Merger, provided that the shares of AssureNet Stock are held as capital assets at the Effective Time; and

    (vii) Cash received by the holders of AssureNet Stock in lieu of fractional shares of AXENT Common Stock will be treated as received as a distribution in redemption of such fractional shares, subject to the provisions of Section 302 of the Code, as if such fractional shares had been issued in the Merger and then redeemed by AXENT; and

    (viii) An AssureNet shareholder who exercises dissenters' rights with respect to all of such holder's shares of AssureNet Stock will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such shares and the amount of cash received, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). Such gain or loss will be capital gain or loss, provided that the AssureNet Stock is held as a capital asset at the time of the Merger. A sale of AssureNet Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of AXENT Common Stock after the reorganization (either actually or constructively within the meaning of Section 318 of the Code). If, however, a shareholder's sale for cash of AssureNet Stock pursuant to an exercise of dissenters' rights is a Dividend Equivalent Transaction, then such shareholder will generally recognize ordinary income for federal income tax purposes in an amount up to the entire amount of cash so received.

  The IRS may contend that any cash paid by AXENT in the Merger because of the AXENT Share Value should be treated as if (i) the cash had been distributed to the holders of AssureNet Preferred Stock and Common Stock in accordance with their interests prior to the amendment of the AssureNet Articles, and (ii) the holders of Preferred Stock had transferred their "share" of the cash to the holders of Common Stock. Such a contention, if sustained, could result in tax to the holders of Preferred Stock on the deemed receipt of cash from AXENT and in the taxation of the holders of Common Stock at ordinary income rates rather than capital gain rates on the cash deemed received from the holders of Preferred Stock.

  It is a condition of the respective obligations of AXENT and AssureNet to consummate the Merger that such parties receive confirming tax opinions from their respective legal counsel to the effect that for federal income tax purposes, the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code. The Exhibit Opinions are not intended to satisfy this closing condition. These closing opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting or sustaining a contrary position. As with the Exhibit Opinions, the Tax Opinions will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of AXENT, AssureNet and the Merger Subsidiary. Of particular importance will be an assumption that the "continuity of interest" requirement for treatment of the Merger as a "reorganization" will be satisfied. In rendering the Exhibit Opinions and the Tax Opinions, legal counsel has assumed that taking into account cash payments to dissenters, cash payments in lieu of fractional shares and cash payments as a result of a change in the AXENT Share Value and any planned dispositions by AssureNet shareholders of (i) AssureNet Stock in anticipation of the Merger and (ii) AXENT Common Stock to be received in the Merger, the AssureNet shareholders, as a group, will own AXENT Common Stock, which was issued to such shareholders in the Merger, that has an aggregate fair market value, as of the effective date of the Merger, in excess of 50% of the aggregate fair market value, immediately prior to the Merger of all outstanding shares of AssureNet Stock. In addition, each counsel has received or will receive, as a condition of issuing such opinions, representations from AXENT and AssureNet that neither has knowledge of any plan or intent by the AssureNet shareholders to dispose of or transfer so much of either (i) their AssureNet Stock in anticipation of the Merger or (ii) the AXENT Common Stock to be received in the Merger that the continuity of interest requirement will not be satisfied, and will receive representations from certain AssureNet shareholders that they are not participating in and are not aware of any such plan or intent.

  A successful IRS challenge to the qualification of the Merger as a reorganization would result in an AssureNet shareholder recognizing gain or loss with respect to each share of AssureNet Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time, of the AXENT Common Stock received in exchange therefor. In such event, an AssureNet shareholder's aggregate basis in the AXENT Common Stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the Merger. In addition, AssureNet would recognize taxable gain or loss equal to the difference between (i) the sum of the fair market value of AXENT Shares received by the AssureNet shareholders and the liabilities of AssureNet and
(ii) AssureNet's tax basis in its assets.

  Even if the Merger qualifies as a reorganization, a recipient of shares of AXENT Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely AssureNet Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that an AssureNet shareholder was treated as receiving (directly or indirectly) consideration other than AXENT Common Stock in exchange for the AssureNet Stock.

FEDERAL SECURITIES LAW CONSEQUENCES

  All shares of AXENT Common Stock received by AssureNet shareholders in the Merger will be freely transferable, except that shares of AXENT Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of AssureNet prior to the date of the AssureNet

Special Meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of AssureNet generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of AssureNet as well as principal shareholders of AssureNet. The Merger Agreement requires AssureNet to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of AXENT Common Stock issued to such person in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder.

  Pursuant to Continuity of Interest and Lock-Up Agreements, certain shareholders of AssureNet have agreed that from the Effective Time through December 31, 1997, each such shareholder will not sell or otherwise transfer more than 50,000 shares of AXENT Common Stock to be received in the Merger in any consecutive ninety (90) day period. All shareholders are being asked to sign such agreements and send them in with their proxies.

NASDAQ NATIONAL MARKET LISTING

  It is a condition to the Merger that the shares of AXENT Common Stock to be issued pursuant to the Merger Agreement and required to be reserved for issuance in connection with the Merger be authorized for listing on The Nasdaq National Market. An application has been filed for listing the shares of AXENT Common Stock on The Nasdaq National Market.

DISSENTERS' RIGHTS

  Pursuant to the terms of the Merger Agreement, if holders of AssureNet Stock exercise dissenters' rights in connection with the Merger under Section 1300-1312 of the CGCL ("Section 1300"), any Dissenting Shares will not be converted into the right to receive shares of AXENT Common Stock by virtue of the Merger, but instead will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of California. The following summary of the provisions of Section 1300 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Section 1300, a copy of which is attached hereto as Annex D and is incorporated herein by reference.

  If the Merger is approved by the required vote of AssureNet shareholders, each holder of shares of AssureNet Stock who does not vote in favor of the Merger and who follows the procedures set forth in Section 1300 will be entitled to have shares of AssureNet Stock purchased by AssureNet for cash at their fair market value. The fair market value of the shares of AssureNet Stock, determined as of January 6, 1997, the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger and therefore valuing the shares of AssureNet Stock as if the Merger had not occurred, equaled $.75 for Common Stock, $1.36 for Series A Preferred Stock, $1.43 for Series B Preferred Stock and $4.17 for Series C Preferred Stock.

  Within ten (10) days after approval of the Merger by AssureNet shareholders, AssureNet must mail a notice of such approval (the "Approval Notice") to all shareholders who have not voted in favor of the Merger, together with a statement of the price determined by AssureNet to represent the fair market value of the applicable Dissenting Shares, a brief description of the procedures to be followed in order for the shareholder to pursue dissenters' rights and a copy of Sections 1300-1304 of the CGCL. The statement of price by AssureNet constitutes an offer by AssureNet to purchase all Dissenting Shares at the stated amount.

  A shareholder of AssureNet electing to exercise dissenters' rights must, within thirty (30) days after the date in which the Approval Notice is mailed to such shareholder, mail or deliver the written demand to AssureNet stating that such holder is demanding purchase of his or her shares of AssureNet Stock, stating the number of shares which AssureNet must purchase, what the shareholder claims to be the fair market value of such shares and enclosing the share certificates for endorsement by AssureNet.

  If AssureNet and the shareholder agree that the shares are Dissenting Shares and agree upon the price of the shares, AssureNet must pay the shareholder the agreed upon price plus interest thereon at the legal rate from the date of the agreement on Dissenting Shares within thirty (30) days from the later of (i) the date of the agreement on Dissenting Shares, or (ii) the date all contractual conditions to the Merger are satisfied.

  If AssureNet denies that the shares are Dissenting Shares, or if AssureNet and the shareholder fail to agree upon the fair market value of the shares of capital stock, then within six (6) months after the date the Approval Notice was mailed to shareholders, any shareholder who has made a valid written purchase demand and who has not voted in favor of approval and adoption of the Merger may file a complaint in California superior court requesting a determination as to whether the shares are Dissenting Shares or as to the fair market value of such holder's shares of AssureNet Stock, or both.

  Shareholders who receive cash for their shares of AssureNet Stock upon exercise of dissenters' rights will realize taxable gain or loss. See "-- Certain Federal Income Tax Consequences."

                             THE MERGER AGREEMENT

  The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex A to this Prospectus/Proxy Statement and incorporated herein by reference. Although this section summarizes the material terms of the Merger Agreement, such summary is qualified in its entirety by reference to the Merger Agreement. Shareholders of AssureNet are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

THE MERGER

  The Merger Agreement provides that, following the approval and adoption of the Merger and the Merger Agreement by the shareholders of AssureNet and the satisfaction or waiver of the other conditions to the Merger, AssureNet will be merged with and into the Merger Subsidiary, with the Merger Subsidiary continuing as the Surviving Corporation, which will remain a wholly-owned subsidiary of AXENT.

  If all such conditions to the Merger are satisfied or waived, the Merger will become effective upon the filing by the Surviving Corporation of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware, which is deemed effective in California once filed in Delaware.

CONVERSION OF SECURITIES

  Upon consummation of the Merger and without any action on the part of AXENT, AssureNet or any of AssureNet's shareholders, pursuant to the Merger Agreement, each issued and outstanding share of AssureNet Stock (other than shares of AssureNet Stock owned beneficially by AXENT or the Merger Subsidiary, shares of AssureNet Stock for which demands for dissenters' rights under the CGCL have been duly and timely delivered) will be converted into the right to receive a number of shares of AXENT Common Stock determined in accordance with the Merger Agreement. Assuming, for illustration, that if the Effective Time had been March 5, 1997 the AXENT Share Value would have been $13.8625 and the Series A Conversion Ratio would be 0.12675, the Series B Conversion Ratio would be 0.13396, the Series C Conversion Ratio would be 0.41014, and the Common Stock Conversion Ratio would be 0.06182. If any holder of shares of AssureNet Stock would be entitled to receive a number of shares of AXENT Common Stock that includes a fraction, then, in lieu of a fractional share, such holder will be entitled to receive cash in an amount equal to such fractional part of a share of AXENT Common Stock multiplied by the average of the closing price of AXENT Common Stock, as reported on The Nasdaq National Market, for the ten (10) trading days ending three (3) days prior to the Closing Date. Each share of Common Stock of the Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding.

  Within thirty (30) days after the Effective Time, Boston EquiServ LP (the "Exchange Agent") will mail transmittal forms and exchange instructions to each holder of record of AssureNet Stock to be used to surrender and exchange certificates evidencing shares of AssureNet Stock for certificates evidencing the shares of AXENT Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing AssureNet Stock will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor (subject to any taxes required to be withheld) certificates evidencing the number of whole shares of AXENT Common Stock to which such holder is entitled and any cash which may be payable in lieu of a fractional share of AXENT Common Stock. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. ASSURENET SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

  After the Effective Time, each certificate evidencing AssureNet Stock, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of whole shares of AXENT Common Stock which the holder of such certificate is entitled to receive and the right to receive any cash payment in lieu of a fractional share of AXENT Common Stock. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by AXENT until the certificate has been exchanged. Subject to applicable laws, such dividends and distributions, together with any cash payment in lieu of a fractional share of AXENT Common Stock, will be paid without interest.

STOCK OPTION PLANS

  At the Effective Time, each outstanding AssureNet Option under AssureNet's Restated 1982 Stock Option Plan (the "AssureNet Option Plan") and options issued outside of the AssureNet Option Plan, whether vested or unvested or subject to repurchase by AssureNet following such exercise, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such AssureNet Option, the number of shares of AXENT Common Stock (rounded down to the next lower whole number) equal to the number of shares of AssureNet Common Stock issuable upon exercise of such AssureNet Option multiplied by the Common Stock Conversion Ratio, at a price per share (rounded up to the next higher whole cent) equal to the exercise price per share of such AssureNet Option divided by the Conversion Ratio. As of March 5, 1997, options to acquire 1,401,510 shares of AssureNet Common Stock were outstanding.

  AXENT has agreed to reserve for issuance a sufficient number of shares of AXENT Common Stock for delivery under the AssureNet Option Plan assumed as described above. As soon as practicable after the Effective Time, and in any event no later than 45 days after the Closing, AXENT will file a registration statement on Form S-8 (or any successor form) with respect to the shares of AXENT Common Stock subject to such options and shall maintain the effectiveness of such registration statement for so long as such options remain outstanding.

ASSUMPTION OF WARRANTS

  At the Effective Time, AXENT agrees to assume AssureNet's obligations under outstanding warrants to purchase AssureNet Stock. Accordingly, AXENT will agree to issue upon exercise the number of shares of AXENT Common Stock (rounded down to the next lower whole number) equal to the number of shares of AssureNet Stock issuable upon exercise of such warrants multiplied by the Common Stock Conversion Ratio, at a price per share (rounded up to the next higher whole cent) equal to the exercise price per share of each such warrant immediately prior to the Effective Time divided by the Common Stock Conversion Ratio.

  AXENT has agreed to provide all holders of such warrants certain registration rights with respect to the shares of AXENT Common Stock issuable to them upon exercise of such warrants.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement includes various customary representations and warranties of the parties. The Merger Agreement includes representations and warranties by AssureNet as to, among other things: (i) organization, good standing and corporate power of AssureNet and its subsidiaries; (ii) ownership of subsidiaries; (iii) authorization, execution, delivery and enforceability of the Merger Agreement and related agreements, (iv) the Merger

Agreement's noncontravention of charter documents, mortgages, credit agreements, leases and other agreements and the need to obtain governmental or third-party consents or approvals (except for certain approvals or filings specified in the Merger Agreement); (v) capitalization; (vi) delivery, accuracy and compliance as to generally accepted accounting principles of AssureNet's financial statements; (vii) the absence of certain material adverse changes or events; (viii) undisclosed liabilities; (ix) taxes, tax returns and audits; (x) ownership and condition of assets; (xi) intellectual property; (xii) real property leases; (xiii) written arrangements; (iv) insurance; (xv) litigation; (xvi) employees; (xvii) employee benefit plans; (xviii) environmental matters; (xix) compliance with laws; (xx) permits; (xxi) interested party transactions; and (xxii) broker's and finder's fees.

  The Merger Agreement also includes representations and warranties by AXENT and the Merger Subsidiary as to, among other things: (i) organization, good standing and corporate power of AXENT and the Merger Subsidiary; (ii) authorization, execution, delivery and enforceability of the Merger Agreement and related agreements; (iii) the Merger Agreement's noncontravention of charter documents, mortgages, credit agreements, leases and other agreements, and absence of any need to obtain governmental or third-party consents or approvals (except for certain approvals or filings specified in the Merger Agreement); (iv) capitalization; (v) issuance of AXENT Common Stock in the Merger; (vi) documents and financial statements filed by AXENT with the Commission and the accuracy of information contained therein; (vii) the absence of certain material adverse changes or events; (viii) broker's and finder's fees; (ix) undisclosed liabilities; (x) taxes, tax returns and audits; (xi) litigation; (xii) compliance with laws; (xiii) intellectual property; (xiv) employee benefit plans; and (xv) the lack of requirement for an AXENT stockholder vote.

CERTAIN COVENANTS AND AGREEMENTS

  Each of the parties to the Merger Agreement has agreed to: (i) use its best efforts to consummate the transactions contemplated by the Merger Agreement;
(ii) use its best efforts to obtain all waivers, permits, consents, approvals or other authorizations from third parties and governmental entities necessary for the consummation of the transactions contemplated by the Merger Agreement;
(iii) jointly prepare and file with the Commission the Registration Statement and this Prospectus/Proxy Statement; and (iv) promptly notify the other party in writing of the occurrence of any event or development that would (a) render any statement, representation or warranty of any other party in the Merger Agreement inaccurate or incomplete in any material respect or (b) constitute or result in a breach by any other party or failure by any other party to comply with any agreement or covenant in the Merger Agreement applicable to such party.

  AssureNet has also agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as contemplated by the Merger Agreement, AssureNet and its subsidiaries: (i) will carry on its business in the ordinary course in substantially the same manner as previously conducted and in compliance with applicable laws and regulations, including the use of reasonable efforts to (a) preserve intact its current business organization, (b) keep its physical assets in good working condition, (c) keep available the services of its current officers and employees and (d) preserve its relationships with customers, suppliers and others having business dealings with it; (ii) will not, without the written consent of AXENT: (a) issue, authorize the issuance of, redeem or repurchase any shares of its capital stock or securities convertible into shares of its capital stock, or any rights, warrants or options to acquire, or other agreements obligating it to issue any such shares or other convertible securities, subject to certain exceptions; (b) split, combine or reclassify any shares of its capital stock or declare or pay any dividends on or make other distributions in respect of any of its capital stock; (c) create, incur or assume indebtedness (or guarantees thereof), assume or guarantee the obligations of any other person or entity, or make any loans or advances to or investments in any other person or entity other than in the ordinary course of business consistent with past practice; (d) increase the compensation payable to its officers or employees (except for increases in the ordinary course of business consistent with past practice) or establish, adopt, enter into or amend any plan for the benefit of its directors, officers or employees, subject to certain exceptions; (e) acquire, sell, lease, encumber or dispose of any assets or property, other than in the ordinary course of business consistent with past practice; (f) amend its charter or by-laws; (g) change in any material respect its accounting methods, principles or practices, subject to certain exceptions;
(h) pay any obligation or liability other than in the ordinary course of business consistent with past practice; (i) mortgage or pledge any of its properties or assets or subject any such assets to any Security Interest (as defined in the Merger Agreement); (j) sell, assign, transfer or license any Intellectual Property (as defined in the Merger Agreement) other than in the ordinary course of business consistent with past practice; (k) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under any material contract or agreement; (l) make or commit to make any capital expenditure in excess of $50,000 per item; (m) take any action or fail to take any action with the knowledge that such action or failure to take action would result in any of its representations and warranties in the Merger Agreement becoming untrue or any of the conditions of closing not being satisfied; (n) hire, terminate or discharge any employee or engage or terminate any consultant; and (o) agree in writing or otherwise to take any of the above actions.

  Concurrent with the execution of the Merger Agreement, AssureNet and AXENT entered into a Management Agreement pursuant to which AXENT has full power and authority to manage the business and operations of AssureNet from January 6, 1997 to the Effective Time, unless the Management Agreement is otherwise terminated, provided, however, that AXENT will use its best efforts to consult with and inform appropriate officers of AssureNet regarding actions proposed to be taken under the Management Agreement and will obtain the approval of AssureNet's Board if required under AssureNet's charter documents or California law. See "--Related Agreements."

NO SOLICITATION

  The Merger Agreement provides that AssureNet will not, directly or indirectly, and will use its best efforts to cause its officers, directors, employees, representatives and agents not to solicit, initiate, engage or participate in or knowingly encourage discussions or negotiations with any person or entity concerning any merger, consolidation, business combination, sale of material assets, sale of shares of capital stock or similar transactions involving AssureNet or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any of the foregoing being referred to as an "Acquisition Proposal"), provided, however, that pursuant to the Merger Agreement, the AssureNet Board of Directors may accept an unsolicited Acquisition Proposal if the Board makes a "Fiduciary Determination" (as defined in the Merger Agreement) with respect thereto. See "--Termination." AssureNet is required to immediately notify AXENT of, and to disclose to AXENT all details of, any inquiries, discussions or negotiations relating to an Acquisition Proposal after receipt of any Acquisition Proposal.

RELATED MATTERS AFTER THE MERGER

  At the Effective Time, AssureNet will be merged with and into the Merger Subsidiary, and the Merger Subsidiary will be the Surviving Corporation and remain a wholly-owned subsidiary of AXENT. Each share of AssureNet Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for validly issued, fully paid and nonassessable shares of AXENT Common Stock, determined according to the appropriate Conversion Ratios. Each stock certificate of the Merger Subsidiary evidencing ownership of any such shares shall remain outstanding.

  Except for the corporate name change, at the Effective Time the Certificate of Incorporation and By-Laws of the Merger Subsidiary as in effect immediately prior to the Effective Time will be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

  The directors and others of the Merger Subsidiary shall remain as directors and officers of the Surviving Corporation after the Effective Time. As a result, none of AssureNet's present directors or officers will become a director or officer of the Surviving Corporation.

CONDITIONS

  The respective obligations of AXENT and AssureNet to effect the Merger are subject to the following conditions, among others that: (i) the Merger and the Merger Agreement shall have been approved and adopted by the shareholders of AssureNet; (ii) the Registration Statement shall have become effective and shall not be the subject of a stop order or proceedings seeking a stop order; (iii) no temporary restraining order, preliminary or permanent injunction or other order shall be in effect nor shall there be any proceeding seeking any of the foregoing that prevents, or seeks to prevent, the consummation of the Merger;
(iv) no action shall be taken, nor any statute, rule, regulation, or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; (v) receipt by AXENT of all state securities or "Blue Sky" permits and other authorizations necessary to issue shares of AXENT Common Stock pursuant to the Merger; (vi) receipt by AXENT of a written opinion from Piper & Marbury L.L.P, counsel to AXENT, and receipt by AssureNet of an opinion of Brobeck, Phleger & Harrison LLP, counsel to AssureNet, both to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (see "The Merger--Certain Federal Income Tax Consequences"); (vii) the authorization of the shares of AXENT Common Stock to be issued in the Merger for listing on The Nasdaq National Market; and (viii) certain shareholders and affiliates of AssureNet shall have executed and delivered continuity of interest agreements relating to the tax-free treatment of the business combination to be effected by the Merger.

  The obligation of AXENT to consummate the Merger also is subject to certain additional conditions, including, among others that: (i) AssureNet shall have received all material waivers, permits, consents, approvals or other authorizations; (ii) as of the Closing Date, AssureNet's representations and warranties contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement; (iii) AXENT shall have received from Brobeck, Phleger & Harrison LLP, counsel to AssureNet, an opinion in the form set forth as Exhibit C to the Merger Agreement; (iv) AXENT shall have received a "comfort letter" dated as of a date not more than two days prior to the date that the Registration Statement is declared effective and shall have received a subsequent similar letter dated as of a date not more than two days prior to the Effective Time from Arthur Andersen LLP, auditors for AssureNet, in a customary form reasonably satisfactory to AXENT; and (v) AXENT shall have received the resignations, effective as of the Effective Time, of each director of AssureNet and its subsidiaries.

  The obligation of AssureNet to consummate the Merger is subject to certain additional conditions, including among others that: (i) as of the Closing Date, the representations and warranties of AXENT and the Merger Subsidiary contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement; (ii) AssureNet shall have received from Piper & Marbury L.L.P., counsel to AXENT and the Merger Subsidiary, an opinion in the form set forth as Exhibit D to the Merger Agreement; and (iii) the holders of certain of AssureNet's warrants shall have been granted all forms of registration rights pursuant to an amendment to AXENT's Registration Rights Agreement dated December 10, 1992.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of AssureNet:

    (i) by mutual written consent of AXENT and AssureNet;

    (ii) by AXENT or AssureNet, if, at the AssureNet Special Meeting (including any adjournment or postponement thereof), the requisite vote of the shareholders of AssureNet in favor of the Merger Agreement and the Merger shall not have been obtained;

    (iii) by either AXENT or AssureNet if the Merger shall not have been consummated by April 11, 1997; or

    (iv) by AssureNet if AssureNet's Board of Directors makes a "Fiduciary Determination" (as defined in the Merger Agreement).

  In the event of any termination of the Merger Agreement by either AXENT or AssureNet as provided above, the Merger Agreement will become void and there will be no liability or obligation on the part of AXENT, AssureNet or the Merger Subsidiary, except to the extent that such termination results from the breach of the Merger Agreement. If either party terminates the Merger Agreement for reasons described in clauses (i) through

(iii), that party has no liability to the other except for liability for any breaches of covenants (but not warranties and representations) in the Merger Agreement, which liability will not exceed a total of $1,000,000. If AssureNet terminates the Merger Agreement as a result of a "Fiduciary Determination," AssureNet is required to pay a fee to AXENT equal to five percent of the value of the aggregate consideration provided for in the Merger Agreement (calculated based on the value of AXENT Common Stock on the date AXENT receives notice of termination) plus reasonable transaction costs.

  Whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

AMENDMENT AND WAIVER

  The Merger Agreement may be amended at any time by written authorization of the Boards of Directors of both AXENT and AssureNet, but after approval by the shareholders of AssureNet of the matters presented in connection with the Merger to them, no amendment shall be made which by law requires further approval by such shareholders, without such further approval. On February 26, 1997, the Merger Agreement was amended and is presently being submitted to the AssureNet shareholders as amended. AXENT and AssureNet, by action taken or authorized by their respective Boards of Directors, may extend the time for performance of the obligations or other acts of the other parties to the Merger Agreement, may waive inaccuracies in the representations or warranties contained in the Merger Agreement and may waive compliance with any agreements or conditions contained in the Merger Agreement.

RELATED AGREEMENTS

  The agreements summarized below are related to the Merger Agreement and the transactions contemplated thereby.

  SHAREHOLDER AGREEMENTS. Concurrent with the execution of the Merger Agreement, certain shareholders (the "Principal Shareholders"), who, as of January 6, 1997, held in the aggregate approximately 65% of the outstanding AssureNet Common Stock, 67% of the AssureNet Preferred Stock (on an as converted basis) and 100% of the Series C Preferred Stock of AssureNet, each entered into a Shareholder Agreement with AssureNet and AXENT, the form of which is attached hereto as Annex C.

  Pursuant to the terms of the Shareholder Agreements, the Principal Shareholders have agreed that until the Merger shall have occurred, or such earlier date on which the Merger Agreement is terminated in accordance with its terms, such Principal Shareholders will not transfer, sell, exchange, pledge or otherwise encumber any shares of AssureNet Stock owned or acquired prior to or during such period.

  The Principal Shareholders have also agreed pursuant to the Shareholder Agreements to vote their shares of capital stock of AssureNet in favor of approval and adoption of the Merger and the Merger Agreement and against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including any other merger, consolidation, sale of assets, reorganization, recapitalization or the dissolution of AssureNet (each, an "Opposing Proposal"). In connection with such obligations, each Principal Shareholder has granted AXENT an irrevocable proxy authorizing AXENT nominees, at any time prior to the Effective Time or the termination of the Merger Agreement, to vote all shares of capital stock of AssureNet owned by such Principal Shareholder in favor of approval of the Merger Agreement and the Merger and against approval of any Opposing Proposal.

  MANAGEMENT AGREEMENT. Concurrent with the execution of the Merger Agreement, AssureNet and AXENT entered into a Management Agreement, the form of which is Exhibit G to the Merger Agreement. The parties entered into the Management Agreement with the expectation that the Merger would be consummated and that, in the interim, the parties would benefit if AXENT could make and implement good faith decisions to integrate the operations and products of AssureNet with those of AXENT. AXENT has full power and authority under the Management Agreement to manage the operations of AssureNet from January 6, 1997 to the Effective Time of the Merger, unless the Management Agreement is otherwise terminated. AXENT's powers on behalf of

AssureNet include, but are not limited to, borrowing and repaying funds, paying creditors and otherwise disbursing funds, managing and directing the production, enhancement, licensing, distribution and marketing of AssureNet's hardware and software products, developing new products, hiring and terminating employees of AssureNet, directing the performance of AssureNet's existing contractual obligations and negotiating and entering into contracts (so long as no individual contract requires the expenditure of more than $300,000) on behalf of AssureNet. AXENT will use its best efforts to consult with and inform the Chief Financial Officer (or other appropriate officer) of AssureNet of actions proposed to be taken under the Management Agreement, and will obtain the approval of AssureNet's directors if required under AssureNet's charter documents or California law. AXENT will use its reasonable business judgment and will treat AssureNet's assets as it treats its own assets in the course of operating AXENT's own business. AXENT will receive no fees for its services under the Management Agreement, but will be reimbursed by AssureNet for equipment, reasonable travel costs and related expenses incurred under the Management Agreement. The parties have agreed to indemnify each other for breaches or violations of the terms of the Management Agreement. AXENT has additionally agreed to indemnify AssureNet and its officers, directors, employees and shareholders against losses arising from AXENT's willful misfeasance, gross negligence or reckless disregard of its duties. Prior to the Effective Time, the Management Agreement terminates automatically if the Merger Agreement terminates and may be terminated by AXENT at any time.

  CONTINUITY OF INTEREST AND LOCK UP AGREEMENTS. Certain shareholders of AssureNet have agreed that from the Effective Time through December 31, 1997, each such shareholder will not sell or otherwise transfer more than 50,000 shares of AXENT Common Stock to be received in the Merger in any consecutive ninety (90) day period. These shareholders of AssureNet have represented that as of the Effective Time, such shareholder will have no present plan, intention or arrangement to sell, transfer, exchange, pledge or otherwise dispose of an aggregate number of shares of AXENT Common Stock to be received in the Merger that would result in the disposition of 50% or more of the value of all issued and outstanding shares of AssureNet capital stock immediately prior to the Effective Time. Concurrently herewith, all shareholders of AssureNet are being asked to execute Continuity of Interest and Lock Up Agreements.

  REGISTRATION RIGHTS. AXENT has agreed to provide all holders of warrants to purchase AssureNet Common Stock certain registration rights with respect to the shares of AXENT Common Stock issuable to them upon exercise of such warrants after conversion into warrants to purchase AXENT Common Stock as described in the Merger Agreement.

                                AXENT BUSINESS

  In addition to the historical information contained herein, this Prospectus/Proxy Statement contains forward-looking statements which involve risks and uncertainties. AXENT's and AssureNet's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--AXENT" as well as those discussed elsewhere in this Prospectus/Proxy Statement.

  AXENT develops, markets, licenses and supports computer security solutions for enterprise computing environments. AXENT's OmniGuard family is a suite of software products which provides a comprehensive solution to a wide range of computer security requirements across multiple computing platforms. OmniGuard products enable organizations to centrally manage computer security functions. In addition, OmniGuard products provide data confidentiality, access control, user administration, monitoring, and intrusion detection across local area networks ("LANs"), the Internet and intranets and on personal computers, computers running NT, UNIX, NetWare, and other midrange and mainframe operating systems. AXENT addresses the growing requirement for comprehensive security solutions as organizations migrate from centralized, proprietary computing platforms to distributed, heterogeneous client/server environments accessible from both internal networks and external networks, such as the Internet. AXENT believes that enterprise security is best addressed primarily as a business problem rather than a technological one and that its OmniGuard family of software products and related consulting services enable organizations to select, install, manage and maintain robust yet cost-effective security solutions appropriate for their businesses.

  The increasing capabilities and declining cost of desktop computers and workstations, coupled with improvements in network communications technology, have motivated many organizations to transition from host-centric systems dominated by mainframes or minicomputers to distributed, client/server environments. As these environments become widespread, they have been increasingly used for mission-critical applications. As a result, sensitive corporate information has become distributed across client/server networks, where the level of security readily attainable on host-centric systems is much more difficult to achieve. Organizations have therefore developed a growing need for comprehensive client/server oriented information security solutions.

  AXENT's OmniGuard family of software products consists of Enterprise Security Manager (ESM), Intruder Alert (ITA), Enterprise Access Control (EAC), UNIX Privilege Manager (UPM), and Enterprise Resource Manager (ERM--formerly referred to as Enterprise SignOn or ESO), each of which is available across a variety of common computing platforms. These products may be used in combination to provide a comprehensive information security solution for the enterprise or individually to fulfill a specific need. ESM, AXENT's flagship product, provides a framework that enables business managers to centrally define, manage and enforce security policies across a distributed, heterogeneous computing environment and works with other OmniGuard and third-party security products. OmniGuard can also be part of a broader systems management strategy and can be used in conjunction with client/server administration platforms such as AT&T's OneVision, MC/EMpower of MainControl, Inc., Hewlett-Packard's OpenView and Tivoli's Tivoli Management Environment.

  AXENT owns a line of utility software products for the OpenVMS platform that is now marketed by Raxco, pursuant to an Exclusive Distributor License Agreement. Raxco was spun-off by AXENT as of December 31, 1995. AXENT also owns and markets several security products developed for OpenVMS systems that are predecessors of the OmniGuard family of software products.

INDUSTRY BACKGROUND

  As organizations migrate from centralized, proprietary computing toward distributed client/server environments, mission-critical applications for payroll, financial reporting, order processing, billing, manufacturing design, funds transfer and medical records are increasingly being deployed on networks of personal computers, workstations and servers. Client/server environments, however, present significant challenges in designing and implementing information security functions which were not as difficult in the traditional centralized environment. These challenges include the following:

  . Physically dispersed storage of sensitive corporate information. In the centralized computing environment, sensitive corporate data was physically stored in one or a few controlled sites, allowing for strict access control. In a client/server environment, information may be scattered across thousands of file servers, desktop computers and laptops, providing multiple points of access. Thus, information can be easily removed on a floppy disk or portable hard drive or sent out of the protected environment over external networks.

  . Wide access to information. In contrast to the centralized computing environment where access to data was restricted to one or a few consoles or a number of dumb terminals linked through a controlled, proprietary internal network, the client/server environment frequently allows access to information from a number of locations either within the internal network or on external networks, such as the Internet. In addition, in the less secure client/server environment, the network traffic itself can be monitored by unauthorized parties.

  . Multiple platform computing environment. While the centralized computing environment can utilize a single technical architecture for security functions, the client/server environment forces organizations to implement security measures across a broad range of disparate computing hardware, operating systems and communications protocols. Different platforms included in a network are likely to provide inconsistent levels of security.

  The conflict between the benefit of easy access to information inherent in the client/server computing environment and the need to protect and secure corporate information requires a new generation of security software solutions. These solutions must be specifically designed to function in large-scale, multi-platform computing environments while providing the same level of protection and security functionality expected of a centralized computing environment. Security solutions must:

  . Manage security. Enable management to centrally define, manage, implement and enforce corporate security policies which are tailored to the specific needs of their business;

  . Control access. Control access to computing resources such as clients, servers or the network;

  . Identify and authenticate. Ensure the identity of users attempting to access computing resources;

  . Protect information. Preserve the confidentiality and integrity of information by ensuring that only those with proper authority may view, monitor, modify or delete information;

  . Administer users. Centrally administer the user's credentials and privileges; and

  . Audit. Monitor all systems to detect and prevent intrusions or unauthorized actions.

  The operating systems of most distributed computing platforms and most third-party products generally address only some of these needs. In addition, few vendors provide centralized security management for heterogeneous environments. In an enterprise computing environment, all of these functions must be available on all parts of a client/server network--client, internal network, server and connections to external networks such as the Internet--to provide robust security. Therefore, any comprehensive enterprise solution needs to address these key functions across multiple client/server platforms and communication protocols and be tied together by an enterprise security framework.

THE AXENT TECHNOLOGIES SOLUTION

  AXENT's OmniGuard family of software products, together with its related consulting services, provides a comprehensive security solution based on AXENT's belief that corporate security policy, determined by the specific needs of the business, must be the foundation for the development and implementation of information security. ESM provides an enterprise security framework that ties together security functions--whether such functions are provided by AXENT's products, the operating system, the network or other vendors' products--and enables the organization's management to relate those functions to business goals and objectives. AXENT's products provide a comprehensive security solution that can manage and enhance the security capabilities already resident in a wide range of distributed computing platforms.

  OmniGuard's features enable organizations to establish appropriate security policies based on business needs and risk analysis, including the need for central control of the level of security on all platforms, status reporting and enforcing corporate security policy. OmniGuard ensures that only authorized users have access to computing resources such as clients and servers or the network itself, and monitors all systems in order to detect and prevent intrusions or unauthorized actions. OmniGuard authenticates users logging into the network and preserves the confidentiality and integrity of information by allowing only those who have proper authority to view, monitor, modify or delete information. OmniGuard also enables the security administrator to establish authorized users, create, modify and delete user privileges, and manage the credentials of users.

  The OmniGuard solution incorporates the following key elements:

    Enables organizations to establish security policy to match business needs. As part of its security solution, AXENT provides services that enable an organization to determine an appropriate security policy to match its business requirements, to adopt a solution to fit those requirements and to incorporate those policies into the OmniGuard framework.

    Provides open security framework that manages AXENT or third-party security solutions. ESM enables business managers to centrally manage security across a distributed multi-platform client/server computing environment and works with other OmniGuard and third-party products. The OmniGuard family of software products can also be integrated into a broader systems management environment and can be used in conjunction with widely deployed client/server administration platforms. An important benefit of OmniGuard's framework-based, open-component approach is that an organization can use the most appropriate security technology to manage a particular security issue. OmniGuard is designed with an open architecture. It uses a published application program interface ("API") and has an optionally available software development kit which enables customer-developed applications or other third party products to be integrated into the OmniGuard security management framework.

    Provides security component solutions that can be used stand-alone or as part of AXENT's framework. AXENT currently offers Intruder Alert and Enterprise Access Control, individually or as part of its OmniGuard family of software products. AXENT is also developing OmniGuard/Enterprise Resource Manager (ERM), which is a family of products to administer users and other computing resources as well as provide one-time identification and authentication of network users. ERM is currently in beta testing with commercial availability planned for March 1997. See "--Product Development." Customers can use existing and planned individual OmniGuard products to satisfy a specific security need or to address security issues on a specific platform. While each product can function independently of other OmniGuard components, OmniGuard products can also be combined to provide a more comprehensive security solution that supports environments ranging in size from a single desktop up to and including global, enterprise-wide environments.

    Enables easy management of security across heterogeneous computing environments. OmniGuard enables security administrators to manage security across multiple heterogeneous platforms from a central workstation. Each of OmniGuard's Windows- and UNIX Motif-based graphical user interfaces enables an administrator to centrally establish security policies, evaluate security status, monitor and prevent unauthorized actions, detect and prevent Internet intrusions administer users, and make changes to security settings for the systems being managed. Because OmniGuard displays security information in an easy to understand graphical format, security administrators can manage multiple types of systems without the necessity of knowing the specific capabilities or user interfaces of each of the operating systems in the administered environment.

    Leverages security capabilities of existing systems and provides mainframe-level security and functionality across various operating systems. Most client/server operating systems provide limited security functionality while some, such as common personal computer operating systems, provide none. AXENT's solution enhances the information security capabilities of host operating systems and network operating systems to provide mainframe-level security functionality on a wide variety of client/server computing platforms.

    Supports multiple operating systems, network operating systems and network protocols. OmniGuard supports a range of popular operating systems including MS/DOS, Windows 3.x, Windows 95, Windows NT, UNIX, NetWare and OpenVMS, and interfaces with mainframe security products, such as IBM's RACF and Computer Associates' ACF 2. OmniGuard also works with most popular network protocols, including TCP/IP, NetWare IPX and DECNet. See "--Product Development."

STRATEGY

  AXENT's objective is to be the leading provider of information security solutions for enterprise computing environments. Key elements of AXENT's strategy to attain this objective are:

    Provide comprehensive business security solutions. AXENT seeks to provide a comprehensive family of products that addresses most, if not all, of an organization's enterprise security requirements. AXENT intends to add new products, enhance existing functions and increase the number of platforms supported by the OmniGuard family of products. AXENT believes that adding new products and functions to the OmniGuard family will allow AXENT to market new technology to current customers while it expands its customer base.

    AXENT is currently developing OmniGuard/Enterprise Resource Manager
  (ERM), a product designed to provide central user administration, network-wide identification and authorization, and secure, one-time sign-on to an organization's network. Using ERM, administrators will be able to centrally create, modify and delete users and their security profiles across disparate platforms. ERM is also designed to provide network-wide identification and authentication to enable users to sign-on to the network once and gain secure access to heterogeneous application servers. AXENT intends to design future releases of ERM to support multiple authentication methods, including smart cards, tokens, DCE authentication services and Kerberos.

    Support multiple platforms. AXENT believes that OmniGuard's depth of product functionality and breadth of platform support give it an advantage over its competitors. Because of the difficulty in developing software products that function across multiple, disparate platforms, AXENT believes that its technology leadership creates a significant barrier to entry for single platform vendors that attempt to support multiple platforms. AXENT has invested heavily in developing several cross-platform technologies which serve as the core of OmniGuard and provide hard-to-duplicate product features. See "--Product Development."

    Provide consulting services to enhance product offerings. AXENT believes that there is a significant need for technical expertise in deploying client/server security solutions. AXENT has an experienced consulting services group that supplies services before, during and after an OmniGuard sale, in order to configure a security solution appropriate to an enterprise's needs. AXENT intends to expand its consulting services business to enable faster implementation and roll-out of AXENT's products.

    Increase market penetration with multiple channels. AXENT currently has a targeted distribution strategy aimed at large corporate customers using a mix of direct sales, original equipment manufacturers ("OEMs"), system integrators and distributors, both domestically and abroad. AXENT plans to increase market penetration by increasing the productivity of its direct sales channel and expanding its indirect distribution channels. AXENT has marketing relationships with several large computer and professional services companies. AXENT intends to solidify and expand the existing relationships and develop strategic partnerships in order to become the security standard for client/server computing environments inside major systems management frameworks.

TECHNOLOGY

  AXENT's OmniGuard family of software products is designed to allow organizations to centrally manage information security in client/server computing environments. OmniGuard products can be deployed on a stand-alone basis as well as in client/server environments with thousands of machines. A typical OmniGuard product deployment contains three main components: graphical user interface, managers and agents. The graphical user interface can reside on either a UNIX workstation running Motif or on a personal computer running Microsoft Windows. The manager/agent architecture enables OmniGuard to scale up to large client/server computing environments.

  A manager typically resides on a server and connects to the graphical user interface over the network. Functions common to all managed platforms are implemented in the manager. Functions specific to a particular platform are implemented in the agents. Agents contain most of the processor-intensive code and report only summary information or alarms to a manager. A manager aggregates information from the agents and presents it to the administrator through the graphical user interface. Conversely, instructions given through the graphical user interface to the manager can be implemented on multiple agents. AXENT has designed trusted communications paths intended to prevent the interception or unauthorized manipulation of the data traffic among the managers, agents and graphical user interface.

  With the OmniGuard software products, the graphical user interface, manager and agent software can all reside on different platforms. For example, the graphical user interface can reside on a PC using Microsoft Windows, while the manager runs on a Novell, Inc. ("Novell") NetWare server and the agents run on a mix of PCs, UNIX servers, Novell servers and OpenVMS platforms. OmniGuard managers communicate with agents over the native communications protocol for each respective platform. In other words, NetWare managers communicate with NetWare agents using IPX and with UNIX agents using TCP/IP.

PRODUCTS AND SERVICES

 OmniGuard Products

  AXENT's OmniGuard family of software products provides business managers with a framework and the capability to centrally manage corporate information security across client/server environments.

                              OMNIGUARD PRODUCTS

                          SINGLE COPY      PLATFORMS       DATE OF COMMERCIAL
      PRODUCT NAME        LIST PRICE       SUPPORTED          INTRODUCTION        DESCRIPTION
      ------------        ----------- -------------------- ------------------ -------------------
Enterprise Security
 Manager................  $ 395-3,995 NetWare 3.x + 4.x,     11/94            Centralized
                                      Windows NT,                             security management
                                      UNIX, OpenVMS                           across distributed
                                      Windows                                 multi-platform
                                                                              client/server
                                                                              computing
                                                                              environments
Intruder Alert..........  $ 395-3,995 NetWare 3.x + 4.x,      4/95            Detection of and
                                      UNIX, OpenVMS,                          automated response
                                      Windows NT                              to unauthorized
                                      Windows                                 activity across
                                                                              multi-platform
                                                                              client/server
                                                                              computing
                                                                              environments
Enterprise Access
 Control for UNIX.......  $ 393-3,995 UNIX                    4/95            Central
                                                                              administration of
                                                                              users and secure
                                                                              authentication
                                                                              across
                                                                              heterogeneous UNIX
                                                                              environments
Enterprise Access
 Control for PCs........  $139        MS/DOS + Windows 3.x    5/95            Central definition
                                                                              and control of user
                                                                              access to computing
                                                                              resources and
                                                                              automatic file
                                                                              encryption for
                                                                              MS/DOS and Windows
                                                                              3.x PCs
Enterprise Access
 Control for Windows
 95.....................  $139        Windows 95             10/96            Central definition
                                                                              and control of user
                                                                              access to computing
                                                                              resources and
                                                                              automatic file
                                                                              encryption for
                                                                              Windows 95 PCs
UNIX Privilege Manager..  $99-$1,995  UNIX                   10/96            Centralized control
                                                                              of UNIX root
                                                                              privilege
Enterprise Resource
 Manager................  $95-$19,950 Netware 3.x + 4.x,     Planned          Centralized
                                      Banyan, UNIX,          for the          administration of
                                      Windows, Netscape      first quarter    users and other
                                                             of 1997          computing resources
                                                                              as well as one-time
                                                                              identification and
                                                                              authentication of
                                                                              network users

  . OmniGuard/Enterprise Security Manager. ESM, AXENT's flagship product, enables a security manager to centrally define, manage and enforce information security policies in enterprise computing environments and works with other OmniGuard and third-party security products. ESM is a security management framework that enables the establishment of security policies based on business risk analysis, central control of the level of security on all platforms, determination of the status of information security in the enterprise and enforcement of corporate security policy. ESM security policies can be applied to a single user or machine, a group of users or machines, or to an entire organization. ESM integrates security functionality from the operating system with the functionality provided by it and other OmniGuard products as well as third-party security products. With an easy-to-use graphical user interface, ESM permits information security administrators to quickly assess the overall status of corporate information security and analyze weak areas. ESM periodically monitors the entire network for viruses, worms, weak passwords, trap doors, modifications to key programs or files, users with unauthorized privileges, Internet vulnerabilities and other security threats.

  . OmniGuard/Intruder Alert. ITA permits information security administrators to monitor an organization's network for suspicious events in real time. Using a graphical user interface, a security manager can define rules and desired reactions to unauthorized events across heterogeneous UNIX, NetWare, Windows NT, and personal computer platforms on the organization's network. ITA uses knowledge-based technology to correlate multiple events across multiple machines to determine if a security violation has occurred. In addition to logging an event, ITA can alert the security administrator of significant security threats in real time via a message to the administrator's workstation, E-mail or pager. ITA can also take active measures to control security such as disconnecting a session, shutting down an application, blocking an external Internet address or alerting an Internet firewall to block a particular type of access.

  . OmniGuard/Enterprise Access Control for UNIX. EAC/UNIX allows managers to centrally define and control access to information across a range of different UNIX platforms and supplements built-in native UNIX security features. Security administrators may assign users to groups and define password control features such as length, time-of-day access restrictions and requirements to periodically change passwords. Unattended workstations can also be locked based on selected criteria. In addition, EAC/UNIX provides an intuitive graphical user interface for adding, modifying and deleting users across heterogeneous UNIX platforms.

  . OmniGuard/Enterprise Access Control for PC's and Windows 95s. EAC allows managers to centrally control access to information stored on MS-DOS, Windows 3.x or Windows 95-based desktop computers through user identification and authentication functions, providing these systems with security functionality meeting U.S. Government "C2" functionality guidelines. EAC allows system administrators to define file-level discretionary access controls and automatically encrypts protected files. EAC transparently enforces those controls no matter where such files reside. If a file is protected by EAC, only authorized users can access that file on the local hard drive, on a network server or as it is transferred over either internal or external networks. EAC also offers features such as single sign-on to network servers and secure deletion of protected files.

  . OmniGuard/UNIX Privilege Manager. UPM enables users to execute programs or commands that ordinarily require UNIX root privileges without having to give the user access to the root account. In addition, UPM provides a full and indelible audit trail of all actions occurring in important accounts such as root.

  . OmniGuard/Enterprise Resource Manager (formerly called Enterprise
    SignOn). ERM is a family of products designed to administer users and other computing resources as well as identify and authenticate network users. ERM provides a single point of user administration and resource management for PCs, NT, UNIX, NetWare, Banyan, Internet, mainframes and other applications. In addition, ERM enables users to log-on once to an enterprise security server and gain secure access to all network resources they are authorized to run. ERM is currently in beta testing with commercial availability planned for the first quarter of 1997.

 OpenVMS Security Products

  AXENT markets several security products which are predecessors to the OmniGuard family of software products. AXENT developed these products for OpenVMS systems. These products provide improved access control, full system monitoring, automated reporting and analysis, and security auditing and assessment.

 OpenVMS Utility Products

  As of December 31, 1995, AXENT transferred to Raxco the marketing, distribution and maintenance rights to AXENT's OpenVMS utility software products. The products marketed and distributed by Raxco include nine products that provide system management and performance enhancement functions for the OpenVMS system. All of these products run on Digital's VAX and Alpha platforms. The products automate time and labor intensive tasks, such as defragmentation and optimization of disk files, memory tuning, input and output caching and user support functions. The benefits of the products include simplified system management, faster response times, higher system throughput and improved end-user productivity. The products are sold separately and in technology-integrated packages that provide single-source solutions to the OpenVMS customer base.

 Services

  In addition to its software products, AXENT provides fee-based, on-site consulting and training services through a group of 27 information security analysts. AXENT's information security analysts deliver standardized fixed-price consulting packages that can provide customers with an objective assessment of their existing security systems, identify shortcomings in their computers or networks and suggest corrective actions. The analysts, on a fee basis, assist with information risk analysis, develop security policy, implement AXENT's products and help organizations securely connect to the Internet. The analysts also design customized consulting packages to help customers analyze their information security requirements, integrate in-house security products into the OmniGuard framework or develop customized information security solutions. In addition, the analysts provide pre-sales assistance for customers evaluating AXENT's software products.

  AXENT believes that a high level of continuing customer service and support is required in order to be successful in the enterprise information security market. All customers who enter into maintenance agreements with AXENT are provided normal business hours telephone support, staffed by experienced information security professionals. For an additional charge, customers can receive telephone support twenty-four hours a day, seven days a week. All customers who enter into maintenance agreements with AXENT receive free upgrades and enhancements to the current products that are made generally available and access to technical support personnel for answers to product related questions.

  AXENT offers a comprehensive, standardized education and training program to end-users of its products. Training classes are offered through in-house facilities at AXENT's offices in Provo, Utah, as well as at customer locations. AXENT also provides on-site training services upon request by customers. Fees for educational and training services are charged separately from AXENT's software products.

SALES AND MARKETING

  AXENT markets its products and services through a 38 person direct sales organization and through a mix of indirect channels including OEMs, systems integrators and distributors, both domestically and abroad.

  Direct Sales. The direct sales organization is divided into four districts in North America and one district in the United Kingdom. AXENT's sales strategy emphasizes activity based selling using telemarketing to qualify prospects and determine their information security requirements and strategic solution selling once potential customers are identified. On-site meetings, often conducted with one of AXENT's consultants, are used to demonstrate information security solutions to finalize product and service transactions.

  AXENT's products are primarily sold to large, corporate customers that have deployed or are beginning to deploy mission-critical applications into client/server computing environments. A customer's decision to use

AXENT's products may involve a substantial financial commitment, including the license costs, consulting fees, maintenance fees, education and deployment costs, as well as substantial involvement of the customer's personnel resources. Accordingly, a decision to purchase AXENT's products often involves the customer's senior management. As a result, the sales cycle for AXENT's products historically has been relatively long, averaging nine to twelve months.

  AXENT has designed a pilot program to assist customers in decision-making. The pilot program, which is a coordinated effort between sales and marketing and consulting services, involves a small-scale installation which requires a financial and personnel commitment by the customer and which allows the customer to fully understand OmniGuard's features and capabilities. The pilot program is becoming more frequently deployed as customers consider large-scale installations of OmniGuard products.

  Indirect Distribution Channels. An important facet of AXENT's sales strategy is the development of indirect distribution channels, such as OEMs, systems integrators for particular vertical markets and other software vendors whose products fit well with those of AXENT. AXENT currently has several indirect distribution relationships, including an OEM relationship with AT&T whereby OmniGuard is bundled with NCR's OneVision systems management framework. AXENT also receives referral business as part of Hewlett-Packard OpenView Solution Partners program, Sun's Solstice program and Tivoli's Tivoli Plus program.

  International Distribution Channels. AXENT sells its products internationally through a combination of direct sales and distributors. AXENT maintains a direct presence in the United Kingdom, Belgium and the Netherlands and has entered into non-exclusive marketing relationships with several independent distributors in order to serve additional international markets in which AXENT does not have a direct presence. These distributors are located in France, Germany, Italy, Norway, Sweden, Finland, Australia, Asia and South America. These distributors license AXENT's products at a discount for relicensing to end user customers, and may provide training, support and consulting services to such customers. For the fiscal years ended December 31, 1995 and 1996, international revenues accounted for approximately 27% and 24% of AXENT's revenues, respectively. See Note 14 of Notes to AXENT Consolidated Financial Statements for financial information regarding AXENT's foreign operations.

  Marketing. In support of direct and indirect operations, AXENT conducts marketing programs intended to position and promote its products and services. Marketing personnel engage in a wide variety of activities in support of all distribution channels, including direct mail, Internet marketing, advertising, seminars, public relations and trade shows as well as overseeing AXENT's participation in industry programs and forums. Strategic marketing is conducted through market analysis and interpretation by a customer advisory council which meets for the purpose of validating AXENT product development direction. AXENT's internal product steering committee establishes long- and short-term strategic product goals. In addition, AXENT's marketing department participates and assists in preparing and giving sales and product training seminars for both AXENT's internal sales force and the sales forces of its channel partners. The marketing department also has a leading role in product marketing activities, including product management, cooperative positioning and long-term product direction.

CUSTOMERS

  During 1996, AXENT had licensed various OmniGuard products to more than 300 customers world-wide. These customers, which include British Telecom plc, Johnson & Johnson, LSI Logic and Wells Fargo Bank, are public and private sector entities utilizing client/server computing environments with numerous users and diverse operating system platforms. Wells Fargo Bank accounted for more than 21% of AXENT's total revenues during 1996.

  AXENT's customers represent enterprises across a broad range of industries, including financial services, technology, professional services, government, consumer products and energy and utilities. These customers include ten of the Business Week's 30 largest U.S. public companies and nine of Forbes' 30 largest U.S. private companies and five of the six largest public accounting firms.

  In order to protect its intellectual property, AXENT does not sell or transfer title to its products to customers. Instead, AXENT provides software products to customers under non-exclusive, non-transferable perpetual license agreements.

PRODUCT DEVELOPMENT

  AXENT believes that a technically competent, quality oriented and highly productive software development organization is the key to AXENT's continued successful product introduction. The software development staff is also responsible for enhancing AXENT's existing products and expanding its product line. AXENT's products have been developed primarily by its internal development staff, in some instances with the assistance of external consultants. Through the acquisition of Datamedia in December 1994, AXENT added to its product line a personal computer access control software product and acquired certain in-process research and development projects related to Enterprise Resource Manager. Certain other technologies have been acquired through licensing arrangements and earlier acquisitions.

  AXENT has its principal software development centers in Nashua, New Hampshire, and Provo, Utah. The software development efforts in Nashua are focused on access control, user administration and resource management products. The Provo center focuses on security management and intrusion detection. The development centers operate with small project teams, state-of-the-art software development tools, and industry standard languages and compilers. AXENT employs a separate development team to port its products to new operating systems or new releases of supported operating systems. AXENT uses object-oriented development techniques to minimize the amount of code changes required to support new platforms and enhancements to its family of products. AXENT has a rigorous quality control process and source code is tightly managed, backed-up regularly and escrowed in a secure, off-site location.

  AXENT is currently developing OmniGuard/Enterprise Resource Manager (ERM) which was formerly known as Enterprise SignOn. ERM is a family of products, designed to administer users and other computing resources as well as identify and authenticate network users. Collectively, the ERM components provide a single point of user administration and resource management for PCs, NT, UNIX, NetWare, Banyan, Internet, and mainframes. When used for network identification and authentication, ERM enables users to log-on once to an enterprise security server and gain secure access to all network resources they are authorized to run. ERM is currently in beta testing with commercial availability planned for March 1997.

  AXENT is also developing versions of its OmniGuard family of software products to work with applications such as Internet firewalls, Lotus Notes, SAP/R3 and PeopleSoft, and relational databases such as Oracle, Informix, and Sybase.

  AXENT has from time to time experienced delays in introducing new products and product enhancements and there can be no assurance that AXENT will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. In addition, there can be no assurance that such new products or product enhancements will meet the requirements of the marketplace and achieve market acceptance. Any such failure could have a material adverse effect on AXENT's financial condition and results of operations. See "Risk Factors--Risk Factors Relating to AXENT--Product Development Risks in a Rapidly Changing Industry."

COMPETITION

  Competition in the information security market is intense and constantly evolving, and AXENT expects such competition to increase in the future. AXENT believes that significant competitive factors affecting this market are depth of product functionality, breadth of platform support, product quality and performance, conformance to industry standards, product price and customer support. In addition, AXENT believes that the ability to rapidly develop and implement new products and features for the market is critical. There can be no assurance that AXENT can maintain or enhance its competitive position against current and future competitors.

Significant factors such as the emergence of new products, fundamental changes in computing technology and aggressive pricing and marketing strategies may also affect AXENT's competitive position. Many of these factors are out of AXENT's control.

  AXENT's competitors fall into four main categories: large, multi-product vendors, single purpose product providers, platform vendors and publicly available software.

  Large, multi-product vendors. AXENT's principal competitors include IBM, Computer Associates, ICL, Digital and Groupe Bull. Each of these organizations has strategic software products that cover various aspects of information security and compete directly with one or more components of AXENT's product line.

  Single purpose product providers. AXENT's principal single purpose product competitors include Mergent International, Inc., Memco Software Ltd. (Memco's products are also marketed by Platinum Technology, Inc. and the Tivoli division of IBM), Dynasoft Software A.B. (marketed by its distributor, Securix, in the U.S.), Fischer International Systems, Intrusion Detection, Inc. and the LAN Support Group. These vendors each sell products that offer particular information security functions, for specific computing platforms. These products compete with one or more of AXENT's products in specific functional areas or on specific platforms. While AXENT believes that these competitors do not provide the depth of function and breadth of platform support provided by AXENT's products, there can be no assurance that these competitors will not expand their product offerings to other functional areas or platforms and compete with more of AXENT's products.

  Platform vendors. AXENT competes with platform vendors such as Digital, Hewlett Packard, IBM, Sun, and Microsoft. Each of these vendors offers operating system software that often includes native security functionality. To the extent that the security features which become incorporated in operating systems overlap all or a portion of the functionality offered by AXENT's products, AXENT's products may no longer be required by customers to meet their information security requirements. All of these vendors have indicated plans to expand the information security within their operating systems.

  Publicly available software. A substantial portion of AXENT's current business comes from customers licensing UNIX versions of its products. Certain UNIX security products that compete with one or more aspects of AXENT's products are available in the public domain for little or no cost or from open systems standards such as the Open Group's Distributed Computing Environment ("DCE"). DCE can be licensed for a fee and have been incorporated into operating systems and into third party security products. AXENT intends to work with and support DCE as well as other standards that become widely adopted by AXENT's customers.

  Many of AXENT's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than AXENT. In addition, one or more of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than AXENT. There can be no assurance that AXENT's current or potential competitors will not develop products comparable or superior to those developed by AXENT or adapt more quickly than AXENT to new technologies, evolving industry trends or changing customer requirements. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect AXENT's financial condition or results of operations. There can be no assurance that AXENT will be able to compete successfully against current and future competitors or that competitive pressures faced by AXENT will not have a material adverse effect on its financial condition and results of operations. If AXENT is unable to compete successfully against current and future competitors, AXENT's financial condition and results of operations will be materially adversely affected.

INTELLECTUAL PROPERTY RIGHTS

  AXENT's success is heavily dependent on its proprietary technology. AXENT views its software as proprietary and relies on a combination of trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. AXENT has no patents or patents pending with respect to its security information products and has not to date registered any of its copyrights. In addition, AXENT is currently seeking to register certain of its trademarks in principal foreign jurisdictions. AXENT uses a signed license agreement with many customers and a printed "shrink-wrap" license for all other users of its products in order to protect its copyrights and trade secrets. Since shrink-wrap licenses are not signed by the licensee, many authorities believe that they may not be enforceable under many state's laws and the laws of many foreign jurisdictions. The laws of Maryland, which the printed shrink-wrap licenses purport to make the governing law, are unclear on this subject.

  AXENT also relies on trade secrets to protect its proprietary rights in its software. AXENT attempts to protect its trade secrets and other proprietary information through agreements with customers and suppliers, non-disclosure and non-competition agreements with employees and consultants and other security measures. Although AXENT intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

  Despite AXENT's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of AXENT's products or to obtain and use information that AXENT regards as proprietary. Policing unauthorized use of AXENT's products is difficult, and, while AXENT is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. In addition, the laws of some foreign countries either do not protect AXENT's proprietary rights or offer only limited protection for those rights. There can be no assurance that the steps taken by AXENT to protect its proprietary rights will be adequate or that AXENT's competitors will not independently develop technologies that are substantially equivalent or superior to AXENT's technologies or products.

  There has been substantial litigation in the software industry involving intellectual property rights. Although AXENT does not believe that it is infringing the intellectual property rights of others, there can be no assurance that such claims, if asserted, would not have a material adverse effect on AXENT's financial condition and results of operations. In addition, as AXENT may acquire or license a portion of the software included in its products from third parties, its exposure to infringement actions may increase because AXENT must rely upon such third parties for information as to the origin and ownership of such acquired or licensed software. Although AXENT would intend to obtain representations as to the origins and ownership of such acquired or licensed software and obtain indemnification to cover any breach of any such representations, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. In the future, litigation may be necessary to enforce and protect trade secrets, copyrights and other intellectual property rights of AXENT. AXENT may also be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation could be costly and divert management's attention, either of which could have a material adverse effect on AXENT's financial condition and results of operations. Adverse determinations in such litigation could result in the loss of AXENT's proprietary rights, subject AXENT to significant liabilities, require AXENT to seek licenses from third parties and prevent AXENT from selling its products, any one of which could have a material adverse effect on AXENT's financial condition and results of operations.

  As of December 31, 1996, AXENT has received two patents and has filed two patent applications on the products being marketed by Raxco. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by AXENT will result in patents being issued or that its patents, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology; nor can there be any assurance that patents issued to AXENT will not be infringed upon or designed around by others or that others will not obtain patents that AXENT would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require companies to obtain licenses. There can be no assurances that licenses that might be required for AXENT's products would be available on reasonable terms, if at all.

FACILITIES

  AXENT's principal administrative, sales and marketing facility is located in approximately 17,000 square feet of office space in Rockville, Maryland which it has leased through February 1999. AXENT's development laboratories are located in Provo, Utah and Nashua, New Hampshire, where it has leased approximately 20,000 and 10,000 square feet, respectively. AXENT's customer service department is resident in the Provo facility. AXENT also leases domestic sales offices in Lexington, Massachusetts, Kirkland, Washington, Los Angeles, California, and Bridgewater, New Jersey, approximately 9,000 square feet of office space in the United Kingdom and a small office in the Netherlands. AXENT believes that its existing facilities are adequate for its needs and that additional space will be available as needed.

EMPLOYEES

  As of January 2, 1997, AXENT had 157 full-time employees at its offices in the U.S., including 56 in product development, 20 in customer support, 24 in sales, seven in marketing, 22 in customer service and consulting, and 28 in finance, executive, centralized services and administration. As of January 2, 1997, AXENT had 39 full-time employees located predominantly in the office of its United Kingdom subsidiary, of which 14 were engaged in sales, eight in support, three in marketing, five in customer service and consulting and nine in finance and administration.

  AXENT's future success will depend in significant part on the continued service of its key technical, sales and senior management personnel. Competition for such personnel is intense and there can be no assurance that AXENT can retain its key managerial, sales and technical employees, or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future. None of AXENT's employees is represented by a labor union. AXENT has not experienced any work stoppages and considers its relations with its employees to be good.

LITIGATION

  In November 1995, Advanced Systems Concepts Inc. ("ASCI") filed a lawsuit in the U.S. District Court for the District of New Jersey naming as defendants AXENT, the manager of technical support for Raxco, an independent contractor of Raxco, several of such contractor's officers and employees, a company regarded by ASCI as a competitor, several of such company's officers and employees and a former employee of ASCI. ASCI alleged that the defendants participated in a conspiracy to misappropriate various proprietary rights of ASCI and that the defendants engaged in racketeering, mail fraud, wire fraud, unfair competition, breach of employment agreement, conversion, embezzlement and tortious interference with contractual relationships. The allegations against the defendants stem from communication among the various defendants, including one communication by the Raxco employee to the former ASCI employee at the request of the independent contractor. ASCI is seeking treble damages under the federal racketeering laws, attorneys' fees and other damages and an injunction against continuing use of technology that allegedly was acquired unlawfully. AXENT has denied ASCI's substantive claims, has moved to dismiss ASCI's claims alleging racketeering and violation of Federal statutes and intends vigorously to defend the litigation. If ASCI's claims against AXENT are not dismissed, the ASCI litigation could result in substantial expense to AXENT and diversion of effort by certain of AXENT's management. If AXENT is found to have conspired to misappropriate proprietary rights of ASCI, AXENT could be liable for damages and an injunction could issue regarding certain of AXENT's OpenVMS utility software products. None of ASCI's claims relate to any of the OmniGuard products. AXENT believes the possibility of an unfavorable outcome related to this litigation is remote.

  AXENT is not currently aware of any other pending or threatened litigation that could have a material adverse effect on AXENT's financial condition or results of operations.

    SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND UNAUDITED PRO FORMA
                       CONDENSED COMBINED FINANCIAL DATA

  The following Selected Historical Consolidated Financial Data of AXENT and AssureNet should be read in conjunction with their respective consolidated financial statements and the notes thereto included herein. The consolidated statement of operations data for each of the three years in the period ended December 31, 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the respective audited consolidated financial statements and the notes thereto included elsewhere herein.

  The Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 1996 gives effect to the Merger as if it had occurred on December 31, 1996, and is derived from the audited consolidated balance sheets of AXENT and AssureNet as of December 31, 1996 appearing elsewhere herein.

  The Unaudited Pro Forma Condensed Combined Statement of Operations Data for the year ended December 31, 1996 gives effect to the Merger as if it had occurred at the beginning of the period, and is derived from the consolidated statements of operations of AXENT and AssureNet for the year ended December 31, 1996 appearing elsewhere herein.

  The Unaudited Pro Forma Condensed Combined Financial Data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as of the beginning of the period or of the future operating results or financial position of the combined companies.

  The purchase price allocation presented in the Unaudited Pro Forma Condensed Combined Financial Data is calculated in accordance with the Accounting Principles Board Opinions 16 and 17 based on the fair market value of assets acquired and liabilities assumed. The fair market value of existing technology, in-process technology and value-added development of existing technology acquired was determined through the use of a risk adjusted income valuation approach assessing the discounted cash flow projections for those assets.

  The risk adjusted income valuation approach estimates the fair market value of assets based on their anticipated ability to generate cash in the future. This approach quantifies the present value of the future economic benefits that would accrue to an investor. These benefits are discounted to their present value at a rate of return that is commensurate with AXENT's inherent risk and expected growth.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AXENT
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEAR ENDED DECEMBER 31,
                                     -------------------------------------------
                                       1992     1993    1994     1995     1996
                                     -------------------------  -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues:
 Product licenses..................  $  3,045  $4,316  $ 5,832  $10,117  $16,002
 Maintenance and support services..     1,113   1,759    2,242    3,174    3,885
 Consulting services...............       --      --       520    1,437    2,210
                                     --------  ------  -------  -------  -------
   Total net revenues..............     4,158   6,075    8,594   14,728   22,097
                                     --------  ------  -------  -------  -------
Cost of net revenues...............       702     939    1,238    1,747    1,912
                                     --------  ------  -------  -------  -------
 Gross profit......................     3,456   5,136    7,356   12,981   20,185
                                     --------  ------  -------  -------  -------
Operating expenses:
 Sales and marketing...............     2,272   3,751    5,697   11,324   12,610
 Research and development..........       690     860    1,644    3,976    5,034
 General and administrative........       853     862    1,048    2,393    2,483
 Write-off of purchased in-process
  research and development.........       --      --     4,280      --       --
                                     --------  ------  -------  -------  -------
   Total operating expenses........     3,815   5,473   12,669   17,693   20,127
                                     --------  ------  -------  -------  -------
Income (loss) from continuing
 operations before royalty,
 interest and taxes................      (359)   (337)  (5,313)  (4,712)      58
Royalty income.....................       --      --       --       --     3,321
Interest income (expense)..........       --      --       --      (129)   1,065
Income tax benefit (provision).....       --      906    2,040    2,146   (1,159)
                                     --------  ------  -------  -------  -------
Income (loss) from continuing
 operations........................      (359)    569   (3,273)  (2,695)   3,285
Income (loss) from discontinued
 operations, net of tax............    (1,685)  1,663    3,782    5,050    2,395
                                     --------  ------  -------  -------  -------
Net income (loss)..................  $ (2,044) $2,232  $   509  $ 2,355  $ 5,680
                                     ========  ======  =======  =======  =======
Net income (loss) per common share:
 Continuing operations.............  $  (0.04) $ 0.06  $ (0.36) $ (0.30) $  0.31
 Discontinued operations...........     (0.21)   0.19     0.42     0.56     0.23
                                     --------  ------  -------  -------  -------
Net income (loss) per common
 share.............................  $  (0.25) $ 0.25  $  0.06  $  0.26  $  0.54
                                     ========  ======  =======  =======  =======
Weighted average number of common
 shares outstanding................     8,332   9,021    9,065    9,118   10,662
                                     ========  ======  =======  =======  =======
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents.........  $  3,198  $4,577  $ 6,612  $ 6,083  $17,261
 Short-term investments............       --      --       --       --    18,629
 Net identifiable (assets)
  liabilities from discontinued
  operations.......................     4,739   3,685   (1,221)   1,319      163
 Working capital...................    (1,925)    691    2,366    1,948   31,731
 Total assets......................     5,534   7,141   10,009   12,646   44,001
 Total debt........................       --      --     2,817      900      --
 Stockholders' equity..............    (1,065)  1,358    1,944    2,976   34,448

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ASSURENET
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEAR ENDED DECEMBER 31,
                                     --------------------------------------------
                                       1992     1993     1994     1995     1996
                                     --------------------------  -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues.......................  $  9,271  $ 8,558  $11,987  $11,478  $13,423
Cost of revenues...................     4,222    3,365    4,488    4,915    5,367
                                     --------  -------  -------  -------  -------
Gross profit.......................     5,049    5,193    7,499    6,563    8,056
                                     --------  -------  -------  -------  -------
Operating expenses:
 Sales and marketing...............     2,763    3,168    3,615    5,866    8,338
 Research and development..........       685      681      758    1,228    1,915
 General and administrative........     1,107    1,250    1,331    1,815    2,431
                                     --------  -------  -------  -------  -------
   Total operating expenses........     4,555    5,099    5,704    8,909   12,684
                                     --------  -------  -------  -------  -------
Income (loss) from operations......       494       94    1,795   (2,346)  (4,628)
Total other income (expense), net..       (30)      21       13       24     (683)
                                     --------  -------  -------  -------  -------
Income (loss) before provision
 (benefit) for income taxes,
 extraordinary item and cumulative
 effect of change in accounting
 policy............................       464      115    1,808   (2,322)  (5,311)
(Provision) benefit for income
 taxes.............................      (192)     (68)    (696)    (303)      40
                                     --------  -------  -------  -------  -------
Income (loss) before extraordinary
 item and cumulative effect of
 change in accounting policy.......       272       47    1,112   (2,625)  (5,271)
Extraordinary item.................       192      --       --       --       --
Cumulative effect of change in
 accounting policy.................       --       900      --       --       --
                                     --------  -------  -------  -------  -------
Net income (loss)..................  $    464  $   947  $ 1,112  $(2,625) $(5,271)
                                     ========  =======  =======  =======  =======
CONSOLIDATED BALANCE SHEET DATA:
Working capital....................  $    991  $ 1,137  $ 2,589  $  (201) $(1,299)
Total assets.......................     3,319    3,914    5,591    4,993    4,406
Long-term obligations..............        10      --        42       93       42
Redeemable Convertible Preferred
 Stock                                    --       --       --       --     4,874
Accumulated deficit................    (2,811)  (1,864)    (752)  (3,377)  (8,736)
Total shareholders' equity
 (deficit).........................     1,395    2,331    3,504      905   (4,293)

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                               YEAR ENDED
                            DECEMBER 31, 1996         PRO FORMA
                            ------------------ ----------------------- PRO FORMA
                             AXENT   ASSURENET ADJUSTMENTS ADJUSTMENTS COMBINED
                            -------  --------- ----------- ----------- ---------
                                                  DEBIT      CREDIT
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net revenues:
  Software product
   licenses...............  $16,002   $ 3,793                           $19,795
  Hardware................      --      9,630                             9,630
  Maintenance support and
   consulting
   services...............    6,095       --                              6,095
                            -------   -------                           -------
    Total net revenues....   22,097    13,423                            35,520
                            -------   -------                           -------
Cost of net revenues......    1,912     5,367      485(9)                 7,764
                            -------   -------                           -------
Gross profit..............   20,185     8,056                            27,756
Operating expenses:
  Sales and marketing.....   12,610     8,338                            20,948
  Research and
   development............    5,034     1,915                             6,949
  General and
   administrative.........    2,483     2,431                             4,914
                            -------   -------                           -------
    Total operating
     expenses.............   20,127    12,684                            32,811
                            -------   -------                           -------
Income (loss) from
 continuing operations
 before royalty, interest
 and taxes................       58    (4,628)                           (5,055)
                            -------   -------                           -------
Royalty income............    3,321       --                              3,321
Interest and other income
 (expense)................    1,065      (683)                              382
Income tax benefit
 (provision)..............   (1,159)       40                            (1,119)
                            -------   -------                           -------
Income (loss) from
 continuing operations....  $ 3,285   $(5,271)                          $(2,471)
                            =======   =======                           =======
Net income (loss) per
 common share:
  Continuing operations...  $  0.31                                     $  (.20)
Weighted average number of
 common shares
 outstanding(10)..........   10,662                                      12,212
                            =======                                     =======


    The accompanying notes are an integral part of this unaudited pro forma condensed combined financial data.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                             (AMOUNTS IN THOUSANDS)

                         DECEMBER 31, 1996           PRO FORMA
                         -----------------    -------------------------   PRO FORMA
                          AXENT  ASSURENET    ADJUSTMENTS   ADJUSTMENTS   COMBINED
                         ------- ---------    -----------   -----------   ---------
                                                 DEBIT        CREDIT
CONSOLIDATED BALANCE
 SHEET:
ASSETS:
Current assets:
  Cash and cash
   equivalents.......... $17,261  $  494                                   $17,755
  Short-term
   investments..........  18,629     --                                     18,629
  Accounts receivable,
   net of allowance for
   doubtful accounts of
   $318 and $580,
   respectively.........   4,826   1,421                                     6,247
  Inventories...........     --      413                          413(5)       --
  Prepaid expenses and
   other current
   assets...............     568     156                                       724
                         -------  ------                                   -------
    Total current
     assets.............  41,284   2,484                                    43,335
Property and equipment,
 net....................   1,417   1,554                          750(3)     2,221
Other assets............   1,300     368                          368(4)     1,300
Purchased Software......     --      --         $ 1,454(8)                   1,454
                         -------  ------        -------       -------      -------
    Total assets........ $44,001  $4,406(11)    $ 1,454       $ 1,531      $48,330
                         =======  ======        =======       =======      =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Accrued liabilities
   and accounts
   payable.............. $ 6,361  $2,036                      $ 1,300(6)   $11,227
                                                                  550(6)
                                                                  980(6)
  Note payable..........     --      857                                       857
  Deferred revenue......   3,029     835                                     3,864
  Current maturities of
   capital lease
   obligations..........     --       55                                        55
  Net identifiable
   (assets) liabilities
   from discontinued
   operations...........     163     --                                        163
                         -------  ------                                   -------
    Total current
     liabilities........   9,553   3,783                                    16,166

Long-term capital lease
 obligation.............     --       42                                        42
                         -------  ------                                   -------
    Total liabilities...   9,553   3,825(11)                                16,208
Manditorily redeemable
 convertible preferred
 stock..................     --    4,874                                     4,874
Stockholders' equity....  34,448  (4,293)        27,632(7)                  27,248
                                                  4,406(11)
                                                                3,825(11)
                                                                2,250(2)
                                                               23,056(1)
                         -------  ------        -------       -------      -------
Total liabilities and
 stockholders' equity... $44,001  $4,406        $32,038       $31,961      $48,330
                         =======  ======        =======       =======      =======

    The accompanying notes are an integral part of this unaudited pro forma condensed combined financial data.

                       NOTES TO THE UNAUDITED PRO FORMA
                       CONDENSED COMBINED FINANCIAL DATA

  The Merger will be accounted for under the purchase method of accounting. The final allocation of the purchase price has not yet been determined, and, accordingly, the amounts shown below may differ from the amounts ultimately determined. However the differences are not expected to be material.

  AssureNet has been attempting to implement a change in its product and distribution strategy whereby it sought to become principally a provider of software-based network security products through indirect sales channels. AXENT intends to continue this strategy and anticipates a signficiant decline in hardware-associated revenues. In order to accomplish this strategy, AXENT will need to reduce expense related to the hardware area and there can be no assurance that AXENT will be able to do so.

Purchase price:
  Value of AXENT Common Stock (1)...................................... $23,056
  Transaction fees and expenses related to the Merger (2)..............   2,250
  Historical AssureNet liabilities assumed (11)........................   3,825
  Additional accrued liabilities related to the Merger (6).............   2,830
                                                                        -------
      Total purchase price............................................. $31,961
                                                                        =======
Allocation of purchase price:
  Historical AssureNet assets (11)..................................... $ 4,406
  Adjustments to AssureNet assets:
    Property and equipment (3).........................................    (750)
    Capitalized software and other assets (4)..........................    (368)
    Inventories (5)....................................................    (413)
  In-process research and development (7)..............................  27,632
  Purchased software (8)...............................................   1,454
                                                                        -------
      Total purchase price allocation.................................. $31,961
                                                                        =======

--------
(1) The value of the AXENT Common Stock was determined by multiplying the AXENT closing market price, $14.875, on February 24, 1997, the final measurement date, by 1,550,000 shares of AXENT Common Stock to be issued in accordance with the Merger Agreement. As of February 24, 1997, the Common Stock Exchange Ratio was .06584, resulting in the conversion of AssureNet preferred and common shares, options and warrants to AXENT Common Stock as follows:

   Preferred shares:
           Series A...................................................   246,089
           Series B...................................................   465,152
           Series C...................................................   508,921
   Common shares......................................................   233,602
   Options............................................................    93,932
   Warrants...........................................................     2,304
                                                                       ---------
     Total AXENT Common Stock......................................... 1,550,000
                                                                       =========

(2) Represents estimated transaction fees and expenses of approximately $1,000,000 for investment bankers, $650,000 for legal counsel, $300,000 for accountants and $300,000 for document printing, reproduction and other.
(3) Represents an estimated adjustment to the fair market value of property and equipment related to AssureNet's hardware products that AXENT will not actively market.
(4) Represents an adjustment to the fair market value of capitalized software and other assets related to products that AXENT will not actively market.
(5) Represents an adjustment to the fair market of inventories related to hardware products that AXENT will not actively market.
(6) Represents estimated costs of i) $1.3 million which consists of severance, relocation and training costs related solely to the employees of AssureNet; ii) $550,000 which relates to remaining lease payments under future minimum lease obligations related to AssureNet duplicate facilities and excess capacity; and iii) $980,000 which relates to the hardware inventory of AssureNet's resellers and distributors that is subject to return and expected to be returned as a result of AXENT not actively marketing hardware products.

(7) Represents the write-off of in-process research and development.
(8) Represents purchased technology related to the existing products of AssureNet.
(9) Represents additional amortization expense of the purchased software as if the acquisition had occurred at the beginning of the period presented. Purchased software is amortized on a straight-line basis over three years.
(10) Represents the additional shares of AXENT Common Stock to be issued in accordance with the Merger Agreement.
(11) Represents the historical December 31, 1996 assets and liabilities of AssureNet.

                    COMPARATIVE PER SHARE DATA (UNAUDITED)

  The following table sets forth as of the dates and for the periods indicated selected historical per share data of AXENT and AssureNet and the corresponding pro forma and pro forma equivalent per share amounts after giving effect to the Merger. The data presented are based upon the unaudited historical financial statements and related notes of AXENT and of AssureNet which are included elsewhere herein, and the Unaudited Pro Forma Condensed Combined Financial Statements appearing elsewhere herein. This information should be read in conjunction with such historical and unaudited pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear elsewhere herein. See "Pro Forma Condensed Combined Financial Statements" and the "Consolidated Financial Statements of AXENT and AssureNet" included elsewhere herein. The unaudited pro forma combined financial data are not necessarily indicative of the results of operations or the future operations of the combined organization or the actual results that would have occurred if the Merger had been consummated as of the beginning of the earliest period presented.

                                                                  ASSURENET
                                HISTORICAL PRO FORMA HISTORICAL   PRO FORMA
                                  AXENT    COMBINED  ASSURENET  EQUIVALENT (1)
                                ---------- --------- ---------- --------------
   Book value per common
    share(2):
     December 31, 1996.........   $ 3.23    $ 2.23     $(0.38)      $ 0.15
   Income (loss) per common
    share from continuing
    operations:
     Year ended December 31,
      1996(2)..................   $ 0.31    $(0.20)    $(0.46)      $(0.01)

NOTES TO COMPARATIVE PER SHARE DATA

(1) AssureNet's pro forma equivalent represents the pro forma combined book value per common share and loss per common share from continuing operations multiplied by .06584, the Common Stock Conversion Ratio as of February 24, 1997.
(2) Historical book value per share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period. Historical and pro forma book value per share do not reflect the exercise of outstanding options or warrants. AssureNet's historical book value per share and net loss per common share gives effect to the assumed conversion of AssureNet's preferred stock into AssureNet Common Stock. Series C Preferred Stock conversion ratio is 1.85 shares of Common Stock for each share of Series C Preferred Stock. If AssureNet's preferred stock is not converted into AssureNet Common Stock, the AssureNet historical book value per common share, and loss per common share as of December 31, 1996 would be $(1.08) and $(1.49), respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--AXENT

  Management's Discussion and Analysis of Financial Condition and Results of Operations--AXENT and other parts of this Prospectus/Proxy Statement contain forward-looking statements which involve risks and uncertainties. AXENT's and AssureNet's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  AXENT develops, markets, licenses and supports computer security solutions for enterprise computing environments. Historically, AXENT offered an array of system management software products and certain security products. In 1994, AXENT made a strategic decision to focus its business on the information security market and to divest itself of products and services unrelated to such core business. AXENT made the first sale of its OmniGuard/Enterprise Security Manager product in November 1994.

  The businesses divested by AXENT were (i) the storage management products business, which was sold in 1994 for cash, notes and the assumption of certain liabilities, (ii) the Helpdesk products business, which was sold in February 1996, for cash, a note, royalties and the assumption of certain liabilities, and (iii) the OpenVMS utility software products business, which was conveyed to Raxco, effective as of December 31, 1995. AXENT has retained ownership of the OpenVMS utility software products which will be distributed by Raxco pursuant to an Exclusive Distributor License Agreement. The historical results of operations for these divested operations have been accounted for as discontinued operations in accordance with APB No. 30. See "Risk Factors-- Risks Relating to AXENT--Possible Adverse Effects of Spin-Off; Dependence on Royalties," "AXENT Business," "Certain Transactions--AXENT" and AXENT's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus/Proxy Statement.

  Prior to the divestment of these businesses, AXENT utilized centralized systems for cash management, payroll, purchasing, distribution, employee benefit plans, insurance and administrative services. As a result, substantially all of the cash receipts of AXENT, Raxco and the other discontinued operations were commingled. Similarly, operating expenses, capital expenditures and other cash outlays were centrally disbursed and charged directly or allocated to Raxco and the other discontinued operations. In the opinion of management, AXENT's methods for allocating costs among the continued and discontinued operations are reasonable. However, the historical results are not necessarily indicative of the costs that would have been incurred by AXENT or its discontinued operations had the divestments occurred at the beginning of 1994. AXENT believes that it is not practicable to determine what those costs would have been on a stand-alone basis.

  AXENT's results of operations for 1994 reflect AXENT's acquisition of Datamedia in December 1994 for up to $5.0 million in a transaction accounted for using the purchase method. AXENT incurred a one-time charge of $4.3 million to write-off purchased in-process research and development costs related to Datamedia products under development. See "AXENT Business--Product Development." The remaining purchase price was allocated to existing net assets and purchased software costs of $548,000 and $102,000, respectively. Existing net assets included $639,000 of cash and cash equivalents. The operating results of Datamedia have been included in AXENT's Consolidated Statement of Operations since the date of acquisition.

  AXENT's revenues are derived principally from two sources: (i) product license fees for the use of AXENT's software products and (ii) service fees for maintenance, consulting services and training related to AXENT's software products. AXENT generally ships its software on a trial basis and recognizes revenue upon acceptance of the software by the customer, unless AXENT has significant future obligations to the customer, in which case revenue is recognized when such obligations are satisfied. Service revenues from consulting and training are recognized as services are performed, and maintenance revenues are deferred and recognized ratably over the maintenance period, typically one year.

  AXENT markets its products primarily through a direct sales organization, distributors and other marketing relationships. Sales made through distributors typically have a lower gross margin than direct sales. Revenues from independent distributors accounted for approximately 8% of AXENT's net revenues from its information security products for each of the years ended December 31, 1994 and 1995, respectively, and 9% for the year ended December 31, 1996. AXENT generally records revenue from distributors at the net license or service fee, after deducting the distributors' commissions, which range from 40% to 75%.

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statement of operations data as a percentage of net revenues for the periods indicated.

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1994     1995     1996
                                                     -------  -------  -------
   Net revenues:
     Product licenses..............................     67.9%    68.7%    72.4%
     Maintenance and support services..............     26.1     21.6     17.6
     Consulting services...........................      6.0      9.7     10.0
                                                     -------  -------  -------
   Total net revenues..............................    100.0    100.0    100.0
                                                     =======  =======  =======
   Total cost of net revenues......................     14.4     11.9      8.7
                                                     -------  -------  -------
   Gross profit....................................     85.6     88.1     91.3
                                                     -------  -------  -------
   Operating expenses:
     Sales and marketing...........................     66.3     76.9     57.1
     Research and development......................     19.1     27.0     22.8
     General and administrative....................     12.2     16.2     11.2
     Write-off of purchased in-process research and
      development..................................     49.8      --       --
                                                     -------  -------  -------
       Total operating expenses....................    147.4    120.1     91.1
                                                     -------  -------  -------
   Income (loss) from continuing operations before
    royalty, interest and taxes....................    (61.8)   (32.0)     0.2
   Royalty income..................................      --       --      15.0
   Interest (expense) income.......................      --      (0.9)     4.8
   Income tax benefit (provision)..................     23.7     14.6     (5.2)
                                                     -------  -------  -------
   Income (loss) from continuing operations........    (38.1)   (18.3)    14.8
   Income from discontinued operations, net of
    tax............................................     44.0     34.3     10.8
                                                     -------  -------  -------
   Net income......................................      5.9%    16.0%    25.6%
                                                     =======  =======  =======

  The following table sets forth the cost of net revenues as a percentage of the related net revenues for the periods indicated.

   Cost of product licenses........................     17.0%     8.8%     3.5%
   Cost of maintenance and support services........      6.9%    22.0%    24.3%
   Cost of consulting services.....................     18.1%    11.3%    18.2%

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net revenues. AXENT's net revenues from product licenses increased approximately 58%, or $5.88 million, from $10.12 million in 1995, to $16.00 million in 1996, representing 69% and 72% of total net revenues for 1995 and 1996, respectively. The increase in product license revenue is primarily attributable to the expansion of AXENT's product offerings, with the introduction, general release and increased market acceptance of additional products comprising the OmniGuard family of software products throughout 1995 and 1996, offset in part by a decrease in license revenues derived from AXENT's other (primarily OpenVMS) computer security software products. Product license revenues relating to the OmniGuard family of software products accounted for approximately 97% of AXENT's net product license revenues in 1996 compared with 85% in 1995. OmniGuard/Intruder Alert and OmniGuard/Enterprise Access Control for both UNIX and PCs were released commercially during the second quarter of 1995. Enterprise Access Control for Windows 95 and UNIX Privilege Manager were released commercially in the fourth quarter of 1996.

  AXENT's net revenues from maintenance and support services increased approximately 23%, or $720,000, from $3.17 million in 1995 to $3.89 million in 1996, representing 22% and 18% of total net revenues in 1995 and 1996, respectively. The increase in net revenues from maintenance and support services is attributable to a larger base of customers on maintenance agreements resulting from the increased licensing of AXENT's OmniGuard products, offset in part by a decrease in maintenance revenues derived from AXENT's other (primarily OpenVMS) computer security software products. The decrease in net revenues from maintenance and support services as a percentage of total net revenues is attributable to the increase in total revenues, particularly net revenues from product licenses.

  AXENT's net revenues from consulting services increased approximately 53%, or $770,000, from $1.44 million in 1995 to $2.21 million in 1996, representing 10% of total net revenues for both 1995 and 1996. The increase in consulting services revenues is attributable to an increase in the size and number of engagements associated with licensing of AXENT's OmniGuard products.

  AXENT currently believes that year-to-year comparisons of net revenues from the licensing of different software products and the provision of related services are not necessarily meaningful as an indication of future performance.

  Revenues derived from North American and from international operations as a percent of total net revenues were 76% and 24%, respectively, in 1996 as compared to 73% and 27%, respectively, in 1995.

  Cost of net revenues. AXENT's cost of net revenues from product licenses includes the cost of media, product packaging, documentation and other production costs and amortization of purchased software costs and provisions for bad debt. Cost of net revenues associated with product licenses decreased approximately 36%, or $321,000, from $887,000 in 1995 to $566,000 in 1996, representing 9% and 4% of net revenues from product licenses in 1995 and 1996, respectively. The decrease in cost of net revenues associated with product licenses is primarily attributable to an increase in production efficiency due to the consolidation of worldwide production in the second half of 1995, a change in product media from tape to CD-ROM resulting in a decrease in production and shipping expense and an increase in the average size of the transactions recorded in 1996. Cost of net revenues associated with product licenses as a percentage of net revenues from product licenses may fluctuate from year to year due to a change in product mix or a change in the number or size of transactions recorded year over year.

  AXENT's cost of net revenues from maintenance and support services includes direct and indirect costs of providing technical support to AXENT's customers. Cost of net revenues associated with maintenance and support services increased 35%, or $246,000, from $697,000 in 1995 to $943,000 in 1996, representing 22% and 24% of net revenues from maintenance and support services in 1995 and 1996, respectively. The increase in cost of net revenues from maintenance and support services is primarily attributable to increased staffing of AXENT's customer support operations necessary to support a larger customer base and the additional products and platforms supported by AXENT.

  AXENT's cost of net revenues from consulting services includes direct and indirect costs of providing training and consulting services to AXENT's customers. Cost of net revenues associated with consulting services increased 147%, or $240,000, from $163,000 in 1995 to $403,000 in 1996, representing 11%
and 18% of net revenues from consulting services in 1995 and 1996, respectively. The increase in cost of net revenues from consulting services is primarily attributable to increased staffing of AXENT's training and consulting professionals necessary to meet the customer demand for consulting services offered by AXENT.

  Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions, salaries, benefits and bonuses, travel, telephone, costs of advertising, public relations seminars and trade shows. Sales and marketing expenses increased 11%, or $1.29 million, from $11.32 million in 1995 to $12.61 million in 1996, representing 77% and 57% of total net revenue for 1995 and 1996, respectively. The increase in dollar amount was due primarily to increased commissions associated with the additional revenues, additional investment in AXENT's US and UK operations and increased investment in indirect distribution, offset in part by the closing of AXENT's German and Swiss direct offices during the fourth quarter of 1995. The decrease in sales and marketing expenses as a percent of total net revenues is attributable to the increase in total net revenues.

  Research and development. Research and development expenses consist primarily of personnel costs, including salaries, benefits and bonuses, travel and other personnel-related expenses of the employees engaged in ongoing research and development projects and third party development contracts. Costs related to research and development of products generally are expensed as incurred. Research and development expenses increased 26%, or $1.05 million, from $3.98 million in 1995 to $5.03 million in 1996, representing 27% and 23% of total net revenues for 1995 and 1996, respectively. The increase in dollar amount resulted primarily from the addition of internal and third-party contract developers needed to develop, maintain and enhance the OmniGuard family of software products, including AXENT's Enterprise Resource Manager product currently under development. The decrease in research and development expenses as a percentage of total net revenues was due primarily to the increase in total net revenues. AXENT currently anticipates that research and development expenses may increase in absolute dollars as AXENT continues to commit substantial resources to research and development in future periods.

  General and administrative. General and administrative expenses consist primarily of personnel costs, including salaries, benefits and bonuses and related costs for management, finance and accounting, legal and other professional services. General and administrative expenses increased 4%, or $90,000 from $2.39 million in 1995 to $2.48 million in 1996, representing 16% and 11% of total net revenue for 1995 and 1996, respectively. The decrease in general and administrative expenses as a percentage of total net revenues was due primarily to the increase in total net revenues.

  In 1996, certain general and administrative expenses are offset in part by the Administrative Services Agreement between AXENT and Raxco. That agreement provides for Raxco to pay AXENT on an annual basis, the greater of $750,000 or the actual cost of providing certain operational and system support services including bookkeeping, personnel processing, administrative support, facilities management and product packaging and mailing. In 1996, AXENT received $750,000 from Raxco under the Administrative Services Agreement.

  Royalty income. In 1996, AXENT recorded royalty income of $3.32 million, representing 15% of total net revenue pursuant to the Exclusive Distributor License Agreement with Raxco. The Agreement provides for payment by Raxco to AXENT the greater of (i) a 30% royalty on license and services fees related to the OpenVMS utility software products owned by AXENT and marketed exclusively by Raxco or (ii) $2.0 million for 1996, $1.5 million for 1997 and $1.0 million for 1998, and a 30% royalty thereafter for two additional years.

  Interest (expense) income. Interest (expense) income increased $1.20 million, from an expense of $129,000 in 1995, to income of $1.07 million for 1996. The increase is primarily attributable to interest on the proceeds from AXENT's initial public offering, as well as a decrease in the amortization of discount on the note payable.

  Income taxes. AXENT accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). In accordance with SFAS No. 109, AXENT previously determined that unrecognized tax benefits did not satisfy the recognition criteria set forth in the standard. Accordingly, a valuation allowance was recorded against the applicable deferred tax asset. During 1996, a portion of the valuation allowance for the deferred tax asset was released, as a result of AXENT's profitable operations, which established the recognition of a deferred tax asset in the amount of $400,000 as of December 31, 1996. Management believes that it is more likely than not that this tax asset will be realized.

  AXENT recorded an income tax benefit in 1995 related to the loss from continuing operations in 1995 and an income tax provision in 1996 related to the income from continuing operations in 1996. The effective rate for 1996 differs from the federal statutory rate due to the utilization of prior years net operating losses and the change in the valuation allowance for deferred tax assets.

  Income (loss) from continuing operations before royalty, interest and taxes. As a result of the above, AXENT recorded income from continuing operations of $58,000 in 1996, compared with the loss of $4.71 million for 1995.

  Income from discontinued operations. Income from discontinued operations consists of the net results of operations from the divested businesses of AXENT, which for financial statement purposes have been accounted for in accordance with APB 30 and classified as discontinued operations. See "AXENT Business," "Certain Transactions--AXENT" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus/Proxy Statement. AXENT's income from discontinued operations decreased 52%, or $2.65 million, from $5.05 million in 1995 to $2.40 million in 1996, representing 34% and 11% of total net revenues for 1995 and 1996, respectively. AXENT anticipates a continued decline in income from discontinued operations over the next several quarters.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net revenues. AXENT's net revenues from product licenses increased approximately 74%, or $4.29 million, from $5.83 million in 1994 to $10.12 million in 1995, representing 68% and 69% of total net revenues in 1994 and 1995, respectively. The increase in product license revenues is primarily attributable to the expansion of AXENT's product offerings, with the introduction and general release of the OmniGuard family of software products, offset in part by a decrease in AXENT's other computer security products. One OmniGuard product was available for sale by the end of 1994, and three OmniGuard products were available for sale by the end of 1995. Product license revenues relating to the OmniGuard family of software products accounted for approximately 85% of AXENT's net product license revenues in 1995 compared with only 12% in 1994.

  AXENT's net revenues from maintenance and support services increased approximately 42%, or $930,000, from $2.24 million in 1994 to $3.17 million in 1995, representing 26% and 22% of total net revenue in 1994 and 1995, respectively. The increase in net revenues from maintenance and support services is attributable to a larger base of customers on maintenance agreements as a result of increased product licenses. The decrease in net revenues from maintenance and support services as a percentage of total net revenues is attributable to the increase in the total net revenues, particularly net revenues from product licenses.

  AXENT's net revenues from consulting services increased approximately 177%, or $920,000, from $520,000 in 1994 to $1.44 million in 1995, representing 6%
and 10% of total net revenues in 1994 and 1995, respectively. The increase in net revenues from consulting services is primarily attributable to an increase in the size and number of engagement associated with licensing of the Company's OmniGuard products.

  Cost of net revenues. Cost of net revenues associated with product licenses decreased approximately 10%, or $102,000, from $989,000 in 1994 to $887,000 in 1995, representing 17% and 9% of net revenues from product licenses in 1994 and 1995, respectively. The decrease in the cost of net revenues associated with product licenses is primarily attributable to an increase in production efficiency due to the consolidation of worldwide production during the second half of 1995, a reduction in the amortization expense related to a decrease in capitalized software and an increase in the average size of the transactions recorded in 1995. Costs of net revenues associated with product licenses as a percentage of net revenues from product licenses may fluctuate from year to year due to a change in product mix or a change in the number or size of transactions recorded year over year.

  Costs of net revenues associated with maintenance and support services increased 350%, or $542,000, from $155,000 in 1994 to $697,000 in 1995, representing 7% and 22% of net revenues from maintenance and support services in 1994 and 1995, respectively. The increase in cost of net revenues from maintenance and support services is primarily attributable to increased staffing of the Company's customer support operations necessary to support a larger customer base and the additional products offered by the Company.

  Cost of net revenues associated with consulting services increased 73%, or $69,000, from $94,000 in 1994 to $163,000 in 1995, representing 18% and 11% of net revenues from consulting services in 1994 and 1995, respectively. The increase in cost of net revenues from consulting services is primarily attributable to increased staffing of the Company's training and consulting professionals necessary to support a larger customer base and greater customer demand for consulting services offered by the Company.

  Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions, salaries, benefits and bonuses, travel, telephone and costs of advertising, public relations seminars and trade shows. Sales and marketing expenses increased 99%, or $5.62 million, from $5.70 million in 1994 to $11.32 million in 1995, representing 66% and 77% of net revenues in 1994 and 1995, respectively. The increase as a percentage of net revenues was principally due to costs associated with the transition from primarily a telemarketing model to a more direct selling model including the expansion of AXENT's direct sales organization, increased technical pre-sales personnel, personnel increases in the marketing group and increased costs associated with advertising and public relations. The dollar increase was primarily due to the same factors, as well as higher sales commissions associated with increased net revenues. Sales and marketing expenses for 1995 included approximately $957,000 of costs relating to AXENT's former German and Swiss operations which were discontinued during 1995. Effective November 1995, AXENT began marketing its products through independent distributors in Germany and Switzerland.

  Research and development. Research and development expenses consist primarily of personnel costs, including salaries, benefits and bonuses, travel and other personnel-related expenses of the employees engaged in ongoing research and development projects and third party development contracts. Research and development expenses increased approximately 144%, or $2.36 million, from $1.64 million in 1994 to $4.0 million in 1995, representing 19% and 27% of net revenues in 1994 and 1995, respectively. Such increase resulted primarily from the addition of developers needed to develop, maintain and enhance the OmniGuard family of software products, including AXENT's Enterprise Resource Manager product currently under development. See "AXENT Business--Product Development."

  AXENT believes that a significant level of investment for product research and development is essential for it to achieve and maintain market leadership. Accordingly, AXENT anticipates that it will continue to devote substantial resources to product research and development for the foreseeable future. To date, substantially all research and development costs have been expensed as incurred.

  General and administrative. General and administrative expenses consist primarily of personnel costs, including salaries, benefits and bonuses, related costs for management, finance and accounting, legal and other professional services, and depreciation of equipment and facilities. While AXENT discontinued certain operations during 1995, the general and administrative expenses related to AXENT's infrastructure did not change materially, causing a greater proportion of total expenses to be borne by to AXENT's continuing operations. General and administrative expenses increased by approximately 128%, or $1.34 million, from $1.05 million in 1994 to $2.39 million in 1995, representing 12% and 16% of net revenues in 1994 and 1995, respectively. The increase in 1995 is principally due to a decrease in the amount of general and administrative expenses borne by AXENT's discontinued operations.

  Income (loss) from continuing operations before interest and taxes. As a result of the above, the loss from continuing operations before interest and taxes decreased approximately 11%, or $600,000, from $5.31 million in 1994 to $4.71 million in 1995.

  Income tax provision. AXENT accounts for income taxes under SFAS 109. SFAS 109 requires AXENT to record an asset with respect to the expected future value of its net operating loss carryforwards. AXENT's history of operating losses makes the realization of its net operating loss carryforwards uncertain. Accordingly,

AXENT has placed a valuation allowance against its deferred tax asset. AXENT has recorded a provision for federal and state income taxes associated with the discontinued operations which is substantially offset by an accrued tax benefit related to the loss from continuing operations. Under the Tax Reform Act of 1986, the amounts of and benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. At December 31, 1995, AXENT had federal net operating loss carryforwards of approximately $1.75 million, which may be utilized to reduce future taxable income through the year 2007.

  Income from discontinued operations. AXENT's income from discontinued operations increased approximately 33%, or $1.27 million, from $3.78 million in 1994 to $5.05 million in 1995, representing 44% and 34% of net revenues in 1994 and 1995, respectively.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth unaudited quarterly consolidated financial data for 1995 and 1996. AXENT believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily indicative of results that may be expected for any subsequent periods.

            UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS OF AXENT
                                (IN THOUSANDS)

                                        1995                                 1996
                          -----------------------------------  ----------------------------------
                          MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30 DEC. 31
                          -------  -------  --------  -------  -------  -------  -------- -------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net revenues:
 Product licenses.......  $ 1,680  $ 2,558  $ 1,547   $4,332   $2,674   $3,929    $3,124  $6,275
 Maintenance & support
  services..............      818      733      827      796    1,015      856       957   1,057
 Consulting services....      241      213      413      570      393      540       871     406
                          -------  -------  -------   ------   ------   ------    ------  ------
  Total net revenues....    2,739    3,504    2,787    5,698    4,082    5,325     4,952   7,738
Cost of net revenues....      435      442      421      449      382      481       456     593
                          -------  -------  -------   ------   ------   ------    ------  ------
Gross profit............    2,304    3,062    2,366    5,249    3,700    4,844     4,496   7,145
                          -------  -------  -------   ------   ------   ------    ------  ------
Operating expenses:
 Sales and marketing....    2,918    2,884    2,689    2,833    2,813    2,968     2,891   3,938
 Research and
  development...........      981      996      951    1,048    1,084    1,173     1,253   1,524
 General and
  administrative........      533      577      566      717      557      595       620     711
                          -------  -------  -------   ------   ------   ------    ------  ------
  Total operating
   expenses.............    4,432    4,457    4,206    4,598    4,454    4,736     4,764   6,173
Income (loss) from
 continuing operations
 before royalty,
 interest and taxes.....   (2,128)  (1,395)  (1,840)     651     (754)     108      (268)    972
                          -------  -------  -------   ------   ------   ------    ------  ------
Royalty income..........      --       --       --       --       800      804       794     923
Interest expense
 (income)...............      (34)     (35)     (34)     (26)      72      257       339     397
Income tax (provision)
 benefit................      958      634      830     (276)     (35)     (25)     (365)   (734)
                          -------  -------  -------   ------   ------   ------    ------  ------
Income (loss) from
 continuing operations..   (1,204)    (796)  (1,044)     349       83    1,144       500   1,558
Income from discontinued
 operations, net of
 tax....................    1,238    1,394    1,338    1,080    1,027      526       591     251
                          -------  -------  -------   ------   ------   ------    ------  ------
Net income..............  $    34  $   598  $   294   $1,429   $1,110   $1,670    $1,091  $1,809
                          =======  =======  =======   ======   ======   ======    ======  ======

            UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS OF AXENT
                    (AS A PERCENTAGE OF TOTAL NET REVENUES)

                                        1995                             1996
                          -------------------------------- --------------------------------
                          MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31
                          ------- ------- -------- ------- ------- ------- -------- -------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net revenues:
 Product licenses.......    61.3%   73.0%   55.5%    76.0%   65.6%   73.8%   63.1%    81.1%
 Maintenance & support
  services..............    29.9    20.9    29.7     14.0    24.9    16.1    19.3     13.7
 Consulting services....     8.8     6.1    14.8     10.0     9.5    10.1    17.6      5.2
                           -----   -----   -----    -----   -----   -----   -----    -----
  Total net revenues....   100.0   100.0   100.0    100.0   100.0   100.0   100.0    100.0
Cost of net revenues....    15.9    12.6    15.1      7.9     9.3     9.0     9.2      7.7
                           -----   -----   -----    -----   -----   -----   -----    -----
Gross profit............    84.1    87.4    84.9     92.1    90.7    91.0    90.8     92.3
                           -----   -----   -----    -----   -----   -----   -----    -----
Operating expenses:
 Sales and marketing....   106.5    82.3    96.5     49.7    69.0    55.7    58.4     50.9
 Research and
  development...........    35.8    28.4    34.1     18.4    26.6    22.0    25.3     19.7
 General and
  administrative........    19.5    16.5    20.3     12.6    13.7    11.2    12.5      9.2
 Write off of purchased
  in-process research
  and development.......     --      --      --       --      --      --      --       --
                           -----   -----   -----    -----   -----   -----   -----    -----
  Total operating
   expenses.............   161.8   127.2   150.9     80.7   109.3    88.9    96.2     79.8
Income (loss) from
 continuing operations
 before royalty,
 interest and taxes.....   (77.7)  (39.8)  (66.0)    11.4   (18.6)    2.1    (5.4)    12.5
                           -----   -----   -----    -----   -----   -----   -----    -----
Royalty income..........     --      --      --       --     19.6    15.1    16.0     11.9
Interest (expense)
 income.................    (1.3)   (1.0)   (1.2)    (0.5)    1.8     4.8     6.8      5.1
Income tax (provision)
 benefit................    34.9    18.1    29.8     (4.8)   (0.9)   (0.5)   (7.4)    (9.5)
                           -----   -----   -----    -----   -----   -----   -----    -----
Income (loss) from
 continuing operations..   (44.1)  (22.7)  (37.4)     6.1     1.9    21.5    10.0     20.0
Income from discontinued
 operations, net of
 tax....................    45.2    39.8    48.0     19.0    25.2     9.9    11.9      3.2
                           -----   -----   -----    -----   -----   -----   -----    -----
Net income..............     1.1%   17.1%   10.6%    25.1%   27.1%   31.4%   21.9%    23.2%
                           =====   =====   =====    =====   =====   =====   =====    =====

  The following table sets forth the cost of net revenues as a percentage of the related net revenues for the periods indicated.

                                       1995                             1996
                         -------------------------------- --------------------------------
                         MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31
                         ------- ------- -------- ------- ------- ------- -------- -------
Cost of product
 licenses...............  14.7%    9.2%    12.1%    5.0%    4.2%    3.0%     3.7%    3.5%
Cost of maintenance and
 support services.......  18.6%   22.9%    22.9%   23.5%   19.2%   25.1%    24.7%   28.1%
Cost of consulting
 services...............  14.9%   18.5%    10.8%    7.7%   19.1%   27.8%    11.8%   18.5%

  AXENT has experienced quarterly fluctuations in operating results and anticipates that such fluctuations will continue. Quarterly revenues and operating results depend on the volume and timing of orders received during the quarter, which are sometimes difficult to forecast. Historically, AXENT has often recognized a substantial portion of its product license revenues in the last month of the quarter. Operating results may fluctuate due to a variety of reasons, including the impact of a large order. For example, an individual transaction accounted for 16% of the total net revenues in the quarter ended September 30, 1994. In addition, revenues tend to be lower in the summer months, particularly in Europe, where businesses often defer purchase decisions. Because AXENT's staffing and other operating expenses are based on anticipated revenue, a substantial portion of which is not typically generated until the end of each quarter, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter.

  AXENT's revenues historically have been higher in the fourth quarter of each fiscal year than in the first quarter of the following fiscal year. AXENT believes that fourth calendar quarter revenues are positively impacted by the end of year budgeting cycles of some large corporate customers, as well as the annual nature of AXENT's sales compensation plans. AXENT expects that this will continue for the foreseeable future and may intensify depending upon the timing of new product introductions by AXENT. See "Risk Factors--Risks Relating to AXENT--Potential Significant Fluctuations in Quarterly Operating Results and Lengthy Sales Cycle."

LIQUIDITY AND CAPITAL RESOURCES

  During 1994 and 1995 AXENT financed its operations primarily through cash flows generated from discontinued operations and available working capital as well as cash flows from continuing operations. During 1996 AXENT financed its operations through cash flows from continuing operations. AXENT's continuing operating activities used cash of $6.88 million and provided cash of $5.58 million in 1995 and 1996, respectively. Total cash provided from discontinued operations was $7.71 million and $379,000 in 1995 and 1996, respectively. During 1996, AXENT purchased $18.63 million in short-term investments. During 1995 and 1996, AXENT made payments of $1.83 million and $854,000, respectively, to former stockholders of Datamedia Corporation as part of the Datamedia acquisition in December 1994. During 1996, AXENT paid $900,000 to a third party to acquire a non-exclusive source code license. AXENT will pay the third party a royalty of up to $1.0 million over a three year period, of which AXENT made a non-refundable prepayment of $400,000 in 1996. The royalty is based on a percentage of the net revenues from the source code license. During 1996, AXENT received $300,000 associated with the sale of its Helpdesk operations.

  AXENT made capital expenditures of approximately $867,000 and $955,000 in 1995 and 1996, respectively. These purchases have generally consisted of computer workstations, networking equipment, office equipment, office furniture and equipment and leasehold improvements. AXENT had no firm commitments for capital expenditures at December 31, 1996.

  AXENT had a revolving credit facility commitment with a bank for up to $2.50 million which expired in May 1996. There were no amounts outstanding under this revolving credit facility commitment at the time of expiration.

  As a result of AXENT's initial public offering in 1996, AXENT received proceeds of approximately $25.08 million, net of approximately $1.96 million in underwriting discounts and $960,000 in offering expenses.

  AXENT believes that the net proceeds from the initial public offering, cash generated from operations, cash generated under the Administrative Services Agreement and the Exclusive Distributor License Agreement with Raxco, together with existing sources of liquidity, will be sufficient to meet its capital expenditures, working capital and other cash requirements both for the next twelve months and for the forseeable future. Depending on AXENT's future growth and acquisitions, AXENT will consider from time to time various financing alternatives and may seek to raise additional capital through equity or debt financing or to enter into strategic arrangement. There can be no assurance, however, that this funding will be available on terms acceptable to AXENT, if at all.

CERTAIN FACTORS AFFECTING FUTURE PERFORMANCE

  Although AXENT has experienced significant growth in revenues from the OmniGuard family of software products, AXENT does not believe prior growth rates are indicative of future operating results. In addition, AXENT expects increased competition and intends to invest significantly in its product development. As a result, there can be no assurance that AXENT will remain profitable on a quarterly or annual basis. Due to AXENT's limited operating history with respect to the OmniGuard family of software products, predictions as to future operating results are difficult. Future operating results may fluctuate due to factors such as: demand for AXENT's products; the size and timing of customer orders; the number of competitors and the breadth and functionality of their product offerings; the introduction of new products and product enhancements by AXENT or its competitors; the budgeting cycle of customers; changes in the proportion of revenues attributable to license fees and consulting services; the availability of services personnel to demonstrate, install, configure and implement products; changes in the level of operating expenses; and competitive conditions in the industry; and changes in technologies affecting computing, networking, communications, systems and applications management and data security.

  The market for AXENT's software products is highly competitive, and AXENT expects that it will face increasing price pressures from its current competitors and new market entrants. Any material reduction in the price of AXENT's software products would negatively affect gross margins and could materially adversely affect AXENT's financial condition and results of operations. See "Risk Factors--Risks Relating to AXENT--Recent Losses From Continuing Operations," "--Potential Significant Fluctuations in Quarterly Operating Results and Lengthy Sales Cycle" and "--Intense and Constantly Evolving Competition."

  The sales of AXENT's security products generally involve significant testing by and education of prospective customers as well as a commitment of resources by both parties. For these and other reasons, the sales cycle associated with the sales of AXENT's security products is typically long and subject to a number of significant risks over which AXENT has little or no control and, as a result, AXENT may expend significant resources pursuing potential sales that will not be consummated.

  AXENT anticipates that international sales will continue to represent a significant percentage of revenue in the foreseeable future. International sales are subject to a number of risks, including unexpected changes in regulatory requirements, export limitations on encryption technologies, tariffs and other trade barriers, political and economic instability in foreign markets, difficulty in the staffing, management and integration of foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, currency fluctuations and potentially adverse tax consequences. The uncertainty of the monetary exchange values has caused, and may in the future cause, some foreign customers to delay new orders or delay payment for existing orders. These factors may, in the future, contribute to fluctuations in AXENT's financial condition and results of operations. Although AXENT's results of operations have not been materially adversely affected to date as a result of currency fluctuations, the long-term impact of currency fluctuations, including any possible effect on the business outlook in other developing countries, cannot be predicted. See "Risk Factors--Risks Relating to AXENT--Risks Associated with International Sales."

  The managements of AXENT and AssureNet have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies. However, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient and effective manner, will result in increased earnings per AXENT share or a financial condition superior to that which would have been achieved by AXENT. AXENT expects to incur a one-time change of approximately $28 million in the first quarter of 1997, the quarter in which the Merger is expected to be consummated, to reflect in-process research and development costs. AssureNet expects to continue to incur significant losses and AXENT expects that risks inherent in AssureNet's business may also affect the combined company.

                               AXENT MANAGEMENT

OFFICERS AND DIRECTORS

  The officers and directors of AXENT are as follows:

  NAME                                     AGE              POSITION
  ----                                     ---              --------
Richard A. Lefebvre.......................  50 Chief Executive Officer, Chairman
                                               of the Board and Director
John C. Becker............................  39 President, Chief Operating
                                               Officer and Director
Brett M. Jackson..........................  38 Senior Vice President
Peter B. Privateer........................  42 Senior Vice President
Marc S. Shinbrood.........................  46 Senior Vice President
James R. Bowerman.........................  41 Vice President
Robert A. Clyde...........................  37 Vice President
Robert B. Edwards, Jr.....................  40 Vice President, Chief Financial
                                               Officer and Treasurer
Gary M. Ford..............................  42 Vice President, General Counsel
                                               and Secretary
Thomas M. McDonough.......................  42 Vice President
Gabriel A. Battista(2)....................  52 Director
John F. Burton............................  45 Director
Richard A. Hosley II(1)...................  52 Director
Jacqueline C. Morby(1)....................  59 Director
Arthur C. Patterson.......................  53 Director
Richard W. Smith(2).......................  44 Director

--------
(1) Member, Compensation Committee
(2) Member, Audit Committee

  RICHARD A. LEFEBVRE has served as Chief Executive Officer, Chairman of the Board and a Director of AXENT since March 1991 and as President of AXENT from March 1991 to October 1996. He also served as President, Chief Executive Officer and a director of a predecessor of AXENT from January 1989 until March 1991. From April 1987 to January 1989, Mr. Lefebvre was the Executive Vice President and Chief Operating Officer of Sage Software, Inc., now Intersolv, Inc.

  JOHN C. BECKER has served as President, Chief Operating Officer and Director of AXENT since October 1996. From October 1992 to October 1996 he served as Executive Vice President, Chief Financial Officer and Treasurer and from March 1991 to October 1992, he served as Senior Vice President and Chief Financial Officer of AXENT. From November 1989 to March 1991, Mr. Becker served as Vice President of a predecessor of AXENT and was responsible for finance and administration. From 1979 to November 1989, Mr. Becker held various positions involving financial matters at Marriott Corporation and MCI Communications Inc.

  BRETT M. JACKSON has served as a Senior Vice President of AXENT responsible for world-wide sales and consulting services since August 1993. From October 1992 through July 1993, he served as a Vice President, and was responsible for product operations. From April 1991 through September 1992, Mr. Jackson served as a Vice President of AXENT, and was responsible for sales and marketing matters. Prior to such time from July 1989, he served as Director of Marketing of a predecessor of AXENT.

  PETER B. PRIVATEER has served as a Senior Vice President of AXENT responsible for product operations and marketing matters since August 1993. From July 1992 to July 1993, he was a Vice President of Marketing, of Intersolv, Inc. From 1991 to July 1992, he was Vice President, Strategic Marketing of KnowledgeWare, Inc., and was Vice President, Product Marketing there from 1990 to 1991 and Director, Product Programs from 1988 to 1990.

MARC S. SHINBROOD has served as a Senior Vice President of AXENT responsible for business development matters since January 1997. He served as Vice President of Marketing and Business Development of Nat Systems International, Inc. from December 1995 through December 1996. Mr. Shinbrood served as President of TechGnosis International, Inc. from December 1994 to December 1995. From May 1993 to December 1995, he was an independent consultant specializing in client/server computing matters. Mr. Shinbrood served as President and Chief Executive Officer of ShowCase Corporation from 1991 to 1993, President and General Manager of the CARMS Division of Global Software from 1987 to 1991, Founder and National Sales Director of Business Software Technology, Inc. from 1983 to 1987 and Vice President of Cullinet Software, Inc. from 1979 to 1983.

  JAMES R. BOWERMAN has been a Vice President of AXENT and General Manager of AXENT's Resource Management business unit since August 1996. From July 1994 to August 1996, he served as a Vice President responsible for product engineering and from July 1993 to June 1994, he served as a Vice President and General Manager of AXENT's Storage Division. From October 1992 until July 1993, he served as Director and General Manager of AXENT's Unitech Products Group, and from September 1989 to September 1992 he served as Director, Software Products at Systems Center, Inc.

  ROBERT A. CLYDE has been a Vice President of AXENT and General Manager of AXENT's Security Management business unit since August 1996. From June 1995 to August 1996, he served as a Vice President responsible for client services and sales support, and from May 1994 to June 1995, he served as a Vice President of AXENT responsible for product management. From 1991 to April 1994, Mr. Clyde served as a Vice President and General Manager of AXENT responsible for the security products group. Prior to such time, Mr. Clyde served as Vice President and Director of the Clyde product group.

  ROBERT B. EDWARDS, JR. has served as Chief Financial Officer of AXENT since October 1996 and as a Vice President of AXENT responsible for finance matters and internal operations since June 1994. From March 1992 to May 1994 he served as the Director of Finance of AXENT. From 1989 to March 1992, he was an Audit Manager with Arthur Andersen & Co.

  GARY M. FORD has served as a Vice President, General Counsel and Secretary of AXENT since August 1995. From 1984 through July 1995, Mr. Ford was a member of the law firm of Tucker, Flyer & Lewis, a professional corporation.

  THOMAS M. MCDONOUGH has served as a Vice President of AXENT responsible for North American sales since March 1994. From September 1993 to February 1994, he served as a Vice President of AXENT responsible for business development and corporate marketing. From October 1990 to August 1993, Mr. McDonough served as Branch Manager, Telecommunications Accounts (Washington, D.C.) of Digital Equipment Corporation.

  GABRIEL A. BATTISTA has been a Director of AXENT since September 1995. Since November 1996, Mr. Battista has served as Chief Executive Officer of Network Solutions, Inc. From September 1995 through November 1996, he served as Chief Executive Officer and President of Cable and Wireless, Inc. ("Cable"). From 1993 to 1995, Mr. Battista served as President and Chief Operating Officer of Cable. From 1991 through 1993, he served as Chief Operating Officer of Cable. Mr. Battista serves as a director of Systems & Computer Technology Corporation.

  JOHN F. BURTON has been a Director of AXENT since January 1997. He has served as Managing Director of Burton Technology Partners, Ltd. since 1995 and Chief Executive Officer of Nat Systems International, Inc. from September 1995 to September 1996. Mr. Burton served as President, Chief Executive Officer, Chief Operating Officer and a director of LEGENT Corporation ("LEGENT") from 1990 through January 1995. He served as General Manager of LEGENT's Software Management Division and Vice President, Corporate Marketing of LEGENT from 1989 to 1990. He served as Executive Vice President, Chief Operating Officer and a director of Business Software Technology, Inc., which he founded in 1984, until 1989. He serves as a director of Banyan Systems, Inc., Netrix Corporation and Map Info Corporation.

  RICHARD A. HOSLEY II has been a Director of AXENT since July 1991. Mr. Hosley has been a private investor since October 1990. Prior to such time, he was the Chief Executive Officer, President and Vice Chairman of BMC Software, Inc. Mr. Hosley serves as a director of Logic Works, Inc.

  JACQUELINE C. MORBY has been a Director of AXENT since March 1991 and was a director of a predecessor of AXENT from 1988 to March 1991. She has been either a General Partner or a Managing Director at TA Associates, Inc., since 1982. Ms. Morby serves as a director of Pacific Mutual Life Insurance Company, Ansys, Inc. and Ontrack Data International, Inc.

  ARTHUR C. PATTERSON has been a Director of AXENT since March 1991 and was a director of a predecessor of AXENT from 1990 to March 1991. Since 1983, he has been the Managing Partner of Accel Partners, a venture capital firm. Mr. Patterson also serves as a director of PageMart Wireless, Inc., VIASOFT, Inc., Unify Corporation and GT Global Group of Investment Companies.

  RICHARD W. SMITH has been a Director of AXENT since April 1991. He is an individual general partner of the general partners of Lawrence, Smith & Horey III, Lawrence, Tyrrell, Ortale & Smith and Lawrence, Tyrrell, Ortale & Smith II, L.P. Mr. Smith has been involved in the venture capital industry since 1979.

  Officers of AXENT are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. AXENT's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes of directors with each class required to be as nearly equal in number as possible. The number of directors is determined from time to time by the Board of Directors and is currently fixed at eight members. A single class of directors is elected each year at AXENT's annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and duly qualified. Messrs. Becker, Burton and Patterson are serving for terms expiring on the date of AXENT's 1997 Annual Meeting of Stockholders, Mr. Smith and Ms. Morby are serving for terms expiring on the date of AXENT's 1998 Annual Meeting of Stockholders and Messrs. Hosley, Battista and Lefebvre are serving for terms expiring on the date of AXENT's 1999 Annual Meeting of Stockholders.

  AXENT's Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit AXENT's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants AXENT's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of AXENT and reviews the non-audit services to be performed by the independent accountants. The current members of the Audit Committee are Messrs. Battista and Smith. The Compensation Committee reviews and recommends the compensation arrangements for management of AXENT and administers AXENT's Stock Option Plans. The members of the Compensation Committee are Ms. Morby and Mr. Hosley.

DIRECTORS' COMPENSATION AND OTHER ARRANGEMENTS

  During 1996, AXENT paid to or to the order of directors, other than those who are also employees of AXENT, a fee of $1,000 per meeting attended in person. Prior to AXENT's initial public offering, those fees were paid only to eligible directors who were not serving on AXENT's Board as representatives of a stockholder. Commencing in 1997, directors, other than those who are also employees of AXENT, will receive awards of stock options under the 1996 Directors' Stock Option Plan in lieu of any fees for serving as a director of AXENT. During 1996, AXENT paid to or to the order of Ms. Morby and Messrs. Hosley, Smith, Battista and Patterson aggregate meeting fees of $2,000, $3,000, $2,000, $2,000 and $1,000, respectively. Other than these fees, no director received any fees or other compensation for serving in such capacity during 1996. Directors other than those who are employees of AXENT are reimbursed for certain reasonable expenses incurred in attending Board meetings.

  1996 Directors' Stock Option Plan. The 1996 Directors' Stock Option Plan (the "Director Plan") was adopted by the Board of Directors in January 1996. Under the terms of the Director Plan, directors of AXENT who are not employees of AXENT are eligible to receive non-statutory options to purchase shares of Common Stock. A total of 200,000 shares of Common Stock may be issued upon exercise of options granted under the Director Plan. Unless terminated sooner by the Board of Directors, the Director Plan will terminate in 2006, or the date on which all shares available for issuance under the Director Plan shall have been issued pursuant to the exercise of options granted under the Director Plan.

  Options to purchase 9,000 shares of Common Stock will be granted to each eligible director upon his or her initial election or appointment to the Board of Directors and will vest in three equal annual installments on the anniversaries of the date of grant (or the date of the annual meeting of stockholders in such year, if earlier). Annual options to purchase 2,000 shares of Common Stock will be granted to each eligible director, including those eligible directors currently on the Board, at the first meeting of the Board in 1997 and on the date of each annual meeting of stockholders commencing in 1997. Such annual options will vest in full at the earlier of
(i) the first anniversary of the date of the grant or (ii) the date of the next annual meeting of stockholders. The exercise price of options granted under the Director Plan will equal the closing price per share of the Common Stock on the date of grant.

  Options granted under the Director Plan are not transferable by the optionee except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. In the event an optionee ceases to serve as a director, each option may be exercised by the optionee for the portion then exercisable at any time within 60 days after the optionee ceases to serve as a director; provided, however, that in the event that the optionee ceases to serve as a director due to his death or disability, then the optionee, or his or her administrator, executor or heirs, may exercise the exercisable portion of the option for up to 180 days following the date the optionee ceases to serve as a director. No option is exercisable after the expiration of nine years from the date of grant.

  Upon a "Change in Control of AXENT" as defined in the Director Plan, any outstanding options issued pursuant to the Director Plan prior to the date of such Change in Control of AXENT shall vest and be exercisable as to 50% of the number of shares of Common Stock that remain unvested on the date of such Change in Control.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information for the year ended December 31, 1996, concerning compensation paid or accrued by AXENT to or on behalf of AXENT's Chief Executive Officer and each of the four other most highly compensated officers of AXENT as of December 31, 1996, each of whose compensation exceeded $100,000 (collectively, the "Named Officers").

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM
                                                       COMPENSATION
                                                       ------------
                              ANNUAL COMPENSATION         AWARDS
                              -------------------         ------
                                                        SECURITIES
        NAME AND          FISCAL                        UNDERLYING     ALL OTHER
   PRINCIPAL POSITION      YEAR  SALARY($) BONUS($)(1)  OPTIONS(#)  COMPENSATION(2)
   ------------------     ------ --------- ----------- ------------ ---------------
Richard A. Lefebvre.....   1996  $271,992   $131,000      12,000        $1,347
 Chief Executive Officer   1995  $271,992   $ 81,772         --         $  807
John C. Becker..........   1996  $143,750   $ 80,000      60,000        $  698
 President and Chief       1995  $138,000   $ 52,281      10,000        $  622
 Operating Officer
Brett M. Jackson........   1996  $129,125   $ 85,000      32,000        $  678
 Senior Vice President     1995  $120,000   $ 35,146      10,000        $  597
Peter B. Privateer......   1996  $131,000   $ 70,000      24,000        $  739
 Senior Vice President     1995  $130,000   $ 28,331      20,000        $  611
Thomas M. McDonough.....   1996  $ 90,000   $ 94,897      20,000        $  571
 Vice President            1995  $ 90,000   $ 38,525         --         $  485

--------
(1) AXENT's officers are eligible for annual cash bonuses. Such bonuses are generally based upon achievement of corporate performance objectives determined by the Compensation Committee. Amounts shown include maximum bonus potential for 1996 and actual bonus earned and paid for 1995. See "--Executive Bonus Plan."
(2) "All Other Compensation" includes the payment by AXENT of the annual premium for certain term life insurance and long-term disability premiums pursuant to a benefit program.

  The following table sets forth certain information regarding options to purchase AXENT Common Stock which were granted in the fiscal year ended December 31, 1996, to each of the Named Officers.

                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                                                                                  ANNUAL RATES OF
                                                                                    STOCK PRICE
                                                                                  APPRECIATION FOR
                                           INDIVIDUAL GRANTS                      OPTION TERM (4)
                         ------------------------------------------------------ --------------------
                         NUMBER OF
                         SECURITIES   % OF TOTAL
                         UNDERLYING    OPTIONS
                          OPTIONS     GRANTED TO   EXERCISE OR
                          GRANTED    EMPLOYEES IN  BASE PRICE     EXPIRATION
          NAME             (#)(1)   FISCAL YEAR(2)  ($/SH)(3)        DATE         5%($)     10%($)
          ----           ---------- -------------- ----------- ---------------- --------- ----------
Richard A. Lefebvre.....   12,000        2.59%       $10-$15   3/22/06-10/21/06 $ 75,467  $  191,249
John C. Becker..........   60,000       12.94%       $10-$15   3/22/06-10/21/06   503,116  1,274,994
Brett M. Jackson........   32,000        6.90%       $10-$15   3/22/06-10/21/06   251,558    637,497
Peter B. Privateer......   24,000        5.18%       $10-$15   3/22/06-10/21/06   188,668    478,123
Thomas M. McDonough.....   20,000        4.31%       $10-$15   3/22/06-10/21/06   144,646    366,561

                       OPTION GRANTS IN LAST FISCAL YEAR

--------
(1) The stock options vest over four years in sixteen equal quarterly installments provided that such officer remains continuously employed by AXENT.
(2) Based on options to purchase 463,500 shares of AXENT Common Stock granted during the year ended December 31, 1996.
(3) All stock options were granted with an exercise price equal to the fair market value of the AXENT Common Stock, as determined by the Board of Directors, on the grant date. After AXENT's initial public offering, the fair market value was based on the market price of AXENT Common Stock on the date of grant.
(4) These amounts are based on compounded annual rates of stock price appreciation of five and ten percent over the ten-year term of the options and are mandated by rules of the Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the AXENT Common Stock, overall market conditions, as well as the option holder's continued employment throughout the vesting period. The amounts reflected in this table may not necessarily be achieved or may be exceeded. The indicated amounts are net of the option exercise price but before taxes that may be payable upon exercise.

  The following table sets forth certain information regarding options to purchase AXENT Common Stock held as of December 31, 1996, by each of the Named Officers.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                         OPTIONS AT FISCAL      IN-THE- MONEY OPTIONS AT
                           SHARES                          YEAR-END (#)         FISCAL YEAR-END ($)(2)
                         ACQUIRED ON      VALUE      ------------------------- -------------------------
  NAME                   EXERCISE(#) REALIZED ($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                   ----------- --------------- ----------- ------------- ----------- -------------
Richard A. Lefebvre.....   65,000       $970,313       560,250       9,750      7,306,250      48,750
John C. Becker..........    1,000         15,300       145,563      73,437      1,872,175     282,025
Brett M. Jackson........   12,000        190,950        96,313      53,687      1,199,525     355,775
Peter B. Privateer......   20,000        293,750        38,500      65,500        440,000     560,000
Thomas M. McDonough.....    7,500        109,688         7,875      22,625         76,125     119,875

--------
(1) Calculated based on the market price of AXENT Common Stock at the time of exercise, less the exercise price payable for such shares multiplied by the number of shares underlying the option.
(2) Calculated on the basis of the closing market price of the Common Stock at December 31, 1996, $15.00 per share, less the exercise price payable for such shares multiplied by the number of shares underlying the option.

SEVERANCE ARRANGEMENTS

  In the event AXENT terminates the employment of an officer without cause, the officer is entitled to receive certain severance benefits in accordance with AXENT's severance policy, as follows: (1) President and Chief Executive Officer--as determined by contract; (2) Senior Vice Presidents and Executive Vice Presidents employed for three years or more--one year; (3) Senior Vice Presidents and Executive Vice Presidents employed for one year or more, but less than three years--six months; and (4) Vice Presidents and Senior Vice Presidents employed for less than one year--three months. Accordingly, Mr. Lefebvre would be entitled to receive the compensation and benefits otherwise payable to him for a period of two years following termination without cause, the sale of AXENT or a decrease in his duties, as stated in a letter agreement between AXENT and Mr. Lefebvre, effective November 1, 1992. Messrs. Becker, Jackson and Privateer each would be entitled to receive the compensation and benefits otherwise payable to him for a period of one year following termination without cause, the sale of AXENT or a decrease in his duties.

  Certain stock options of Messrs. Lefebvre, Becker, Jackson, Privateer and McDonough vest in full upon an acquisition of AXENT.

EXECUTIVE BONUS PLAN

  AXENT has an executive bonus plan designed to attract, retain and provide performance incentives for key management personnel. The plan provides for a cash bonus to be paid to the key management personnel upon attainment of individualized predetermined performance objectives. Awards made to management under the plan are determined by the Compensation Committee. For the year ending December 31, 1997, Mr. Lefebvre, Mr. Becker, Mr. Jackson, Mr. Privateer and Mr. McDonough will be eligible for annual bonus payments in amounts up to $160,000, $145,000, $120,000, $90,000 and $100,000, respectively.

STOCK OPTION PLANS

  AXENT's Amended and Restated 1991 Stock Option Plan (the "1991 Option Plan") authorizes the issuance of 1,501,714 shares of Common Stock pursuant to the exercise of stock option grants less (i) any shares of Common Stock issued upon the exercise of all or any part of certain options and warrants issued by Clyde, Inc., a predecessor to AXENT, and assumed by AXENT, and (ii) any shares of Common Stock issued upon the exercise of a certain option granted to an individual in April 1992. At December 31, 1996, 287,017 shares had been issued pursuant to exercises of stock options granted under the 1991 Option Plan and warrants issued by Clyde, Inc., options for 1,116,200 shares were outstanding and 98,497 shares remained available for future grant under the 1991 Option Plan. AXENT's 1996 Stock Option Plan (the "1996 Option Plan") authorizes the issuance of 1,000,000 shares of Common Stock pursuant to the exercise of stock option grants. At December 31, 1996, no shares had been issued under the 1996 Option Plan, options for 439,700 shares were outstanding and 560,300 shares remained available for future grant under the 1996 Option Plan. In January 1997, the AXENT Board approved an amendment to the 1996 Option Plan that, if approved by AXENT's stockholders, would increase the shares of Common Stock reserved for issuance by 1,500,000 shares to 2,500,000 shares. The 1991 Option Plan and the 1996 Option Plan are collectively referred to as the "Option Plans."

  The 1991 Option Plan provides for grants of options to employees, consultants, directors and advisers of AXENT, and the 1996 Option Plan provides for grants to employees and consultants. Each stock option granted under the Option Plans is evidenced by a written stock option agreement between AXENT and the optionee. The Option Plans provide for the granting of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory stock options. The Option Plans are administered by the Compensation Committee which has sole discretion and authority, consistent with the provisions of the Option Plans, and has the right, among other things, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares that will be subject to options granted under the Option Plans.

  For any option intended to qualify as an incentive stock option, the exercise price must not be less than 100% of the fair market value of the Common Stock on the date the option is granted (110% of the fair market value of such Common Stock with respect to any optionee who immediately before any option is granted, directly or indirectly, possesses more than 10% of the total combined voting power of all classes of stock of AXENT ("10% Owners")). The Compensation Committee has the authority to determine the time or times at which options granted under the Option Plans become exercisable; provided that, for any option intended to qualify as an incentive stock option, such option must expire no later than ten years from the date of grant (five years with respect to options granted to 10% Owners). Options are non-assignable and non-transferable, unless a stock option agreement provides that such option may be transferred by the optionee upon death, by will or the laws of descent and distribution. Options generally may be exercised only while the optionee is either employed by, or rendering service to, AXENT or within a specified period of time thereafter. The Compensation Committee may accelerate the date of exercise of any option or waive any condition or restriction pertaining to such option at any time. Unless terminated sooner by the Board of Directors, the 1991 Option Plan will terminate in 2001, or the date on which all shares available for issuance shall have been issued pursuant to the exercise of options granted under the 1991 Option Plan. Unless terminated sooner by the Board of Directors of AXENT, the 1996 Option Plan will terminate in 2006, or the date on which all shares available for issuance shall have been issued pursuant to the exercise of options granted under the 1996 Option Plan.

  The 1996 Option Plan provides that in the event of a Change in Control of AXENT, as defined therein, any restrictions on options granted pursuant to the 1996 Option Plan prior to the date of such Change in Control shall terminate with respect to the number of whole shares constituting fifty percent (50%) of the shares subject to any such restriction.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  As of December 31, 1996, the members of the Compensation Committee are Ms. Morby and Mr. Hosley. Neither Ms. Morby nor Mr. Hosley was at any time during the fiscal year ended December 31, 1995, or at any other time, an officer or employee of AXENT. No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of AXENT's Board of Directors or Compensation Committee. Mr. Lefebvre was a member of the Compensation Committee through December 1995; Mr. Lefebvre is also the Chairman and Chief Executive Officer of AXENT.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The AXENT's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law a director of AXENT shall not be personally liable to AXENT or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to AXENT or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of AXENT's Certificate of Incorporation is to limit or eliminate the rights of AXENT and its stockholders (through stockholders' derivative suits on behalf of AXENT) to recover monetary damages against a director for breach of such director's fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in those circumstances described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of AXENT or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. AXENT's Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws") provide that AXENT shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law, and AXENT has entered into indemnification agreements with its directors and executive officers to that effect. AXENT maintains officer and director liability insurance providing coverage of up to $7.0 million with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

  At present, there is no pending litigation or proceeding involving any officer or director, employee or agent of AXENT where indemnification will be required or permitted. AXENT is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification, except as disclosed under "AXENT Business--Litigation."

                          CERTAIN TRANSACTIONS--AXENT

  Effective as of December 31, 1995, AXENT transferred certain operations, assets and liabilities to Raxco and approved the distribution of the convertible preferred stock of Raxco to AXENT's stockholders. The distributed operations included the sales, marketing and support operations related to the OpenVMS utility software products business, leaving AXENT with the sales, marketing, development and support operations associated with the information security business and ownership of the OpenVMS utility software products. As part of the Spin-Off, AXENT and Raxco entered into four agreements, an Agreement and Plan of Separation, an Exclusive Distributor License Agreement (the "Distributor Agreement"), an Administrative Services Agreement and a Line of Credit Loan Agreement. Pursuant to the Distributor Agreement, Raxco will distribute AXENT's OpenVMS utility software products and pay AXENT for a five year period a royalty on the licensed products. The minimum annual royalty payable under the Distributor Agreement is $2.0 million, $1.5 million and $1.0 million for 1996, 1997 and 1998, respectively. AXENT will account for royalties in future periods as non-operating income from continuing operations. Raxco will pay directly certain obligations under existing development and support contracts. Pursuant to the Administrative Services Agreement, Raxco will pay AXENT the greater of $750,000 per year or the actual cost of providing certain operational and system support services including bookkeeping, personnel processing, administrative support, facilities management, and product packaging and mailing. Under the Line of Credit Loan Agreement, through December 31, 1996, AXENT provided a line of credit to Raxco of up to $750,000 for general working capital needs. Advances under the Line of Credit Loan Agreement bore interest at prime plus 1% and were collateralized by all of Raxco's assets. As of December 31, 1996, there were no amounts outstanding under the Line of Credit Loan Agreement and it expired.

  AXENT transferred to Raxco approximately $1,387,000 of assets including, among other things, fixed assets, customer base, employees and facilities and the future obligations related thereto. Also included in this transfer were the fixed assets, customer base, employees and facilities and the future obligations related thereto of certain foreign subsidiaries of AXENT located in the United Kingdom. The Board of Directors of Raxco is comprised of five members, two of whom are officers of AXENT who are serving in such capacity for the purpose of facilitating a smooth transition to Raxco's management team.

  In February 1996, AXENT disposed of its Helpdesk operations for a purchase price of approximately $2.0 million. The purchase price consisted of an initial payment of $150,000 in cash, a note in the principal amount of $150,000, the assumption of approximately $400,000 of deferred maintenance obligations and liabilities, and the payment of a royalty of 6% of the future gross revenues from all Helpdesk product license and maintenance fees, up to a maximum aggregate amount of $1.3 million. The proceeds from the disposal of the Helpdesk operations will be added to AXENT's working capital. Messrs. Hosley, Lefebvre and Smith are directors of the purchaser of the Helpdesk operations. However, none of these directors participated in the vote approving the transaction for either party and such relationships were disclosed to the Board of Directors prior to their vote on such transaction.

  AXENT believes that all transactions set forth above were made on terms no less favorable to AXENT than would have been obtained from unaffiliated third parties. AXENT has adopted a policy whereby all future transactions between AXENT and its officers, directors and affiliates will be on terms no less favorable to AXENT than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of the Board of Directors.

                         PRINCIPAL STOCKHOLDERS--AXENT

  The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of December 31, 1996: (i) by each person who is known by AXENT to own beneficially more than 5% of the Common Stock; (ii) by each director of AXENT; (iii) by each of the Named Officers; and (iv) by all directors and executive officers of AXENT as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                     AMOUNT AND NATURE OF
   BENEFICIAL OWNER                                 BENEFICIAL OWNERSHIP(1)
   ----------------                                 ---------------------------
                                                       NUMBER       PERCENT
                                                    -------------- ------------
   TA Associates, Inc.(2)..........................      1,232,142       12.2%
   125 High Street
   High Street Tower
   Boston, MA 02110
   General Atlantic Partners II L.P................        944,991        9.3
   125 East 56th Street
   New York, NY 10022
   Edison Venture Fund(3)..........................        566,667        5.6
   997 Lenox Drive, #3
   Lawrenceville, NJ 08648
   Hancock Venture Partners, Inc.(4)...............        532,323        5.3
   One Financial Center, 44th Floor
   Boston, MA 02111
   Richard A. Lefebvre(5)..........................        580,250        5.4
   2400 Research Boulevard, Suite 200
   Rockville, MD 20850
   John C. Becker(6)...............................        148,063        1.4
   Brett M. Jackson(7).............................         97,814          *
   Peter B. Privateer(8)...........................         39,250          *
   Marc S. Shinbrood...............................            -0-          *
   Thomas M. McDonough(9)..........................          8,250          *
   Gabriel A. Battista(10).........................          3,000          *
   John F. Burton..................................          2,000          *
   Richard A. Hosley II(11)........................         20,000          *
   Jacqueline C. Morby(12).........................      1,232,142       12.2
   Arthur C. Patterson(13).........................        449,492        4.4
   Richard W. Smith(14)............................        463,007        4.6
   Executive officers and directors as a group (10
    persons)(15)...................................      3,039,268       27.6

--------
 *Less than 1% of the outstanding Common Stock.

 (1) Applicable percentage of ownership is based upon 10,130,314 shares of AXENT Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Shares of AXENT Common Stock subject to options currently exercisable or exercisable within 60 days after January 1, 1997, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
 (2) Includes 958,049 shares beneficially owned by Advent VI L.P., 48,383 shares beneficially owned by Advent Industrial L.P., 198,072 shares beneficially owned by Advent Atlantic and Pacific L.P., 15,445 shares beneficially owned by TA Venture Investors, L.P., 11,642 shares beneficially owned by TA Associates V L.P. and 551 shares beneficially owned by TA Associates Management Profit Sharing Trust F/B/O Henry Koerner. TA Associates, Inc. acts as the indirect general partner of Advent VI L.P. and Advent Atlantic and Pacific L.P. and exercises sole investment and voting power with respect to such shares. Principals and employees of TA Associates, Inc. comprise the general partners of TA Venture Investors, L.P., the indirect general partners of Advent Industrial L.P., and act as Trustees of the TA Associates Management Profit Sharing Trust. Jacqueline C. Morby, a Director of AXENT, is a managing director of TA Associates, Inc., a general partner of TA Venture Investors, L.P., and TA Associates V L.P., an indirect general partner of Advent Industrial L.P. and a Trustee of the TA Associates Management Profit Sharing Trust.
 (3) Includes 475,269 shares beneficially owned by Edison Venture Fund II, L.P. and 91,398 shares beneficially owned by Edison Venture Fund II-PA, L.P.
 (4) Includes 242,207 shares beneficially owned by Mayflower Fund Limited Partnership, 47,909 shares beneficially owned by Falcon Ventures L.P. and 242,207 shares beneficially owned by Hancock Venture Partners III L.P. Hancock Venture Partners, Inc. disclaims beneficial ownership of the securities owned by such limited partnerships.
 (5) Includes 560,250 shares issuable upon exercise of outstanding options.
 (6) Includes 148,063 shares issuable upon exercise of outstanding options.
 (7) Includes 97,314 shares issuable upon exercise of outstanding options and 500 shares owned by his spouse.
 (8) Includes 39,250 shares issuable upon exercise of outstanding options.
 (9) Includes 8,250 shares issuable upon exercise of outstanding options.
(10) Includes 3,000 shares issuable upon exercise of outstanding options.
(11) Includes 20,000 shares issuable upon exercise of outstanding options.
(12) Includes shares beneficially owned by Advent VI L.P., Advent Industrial L.P., Advent Atlantic and Pacific L.P., TA Associates V L.P. and TA Associates Management Profit Sharing Trust and the remainder of the shares described in footnote (2) as being owned by TA Venture Investors L.P. as to which Ms. Morby disclaims beneficial ownership other than with respect to 2,774 shares of Common Stock beneficially owned by Ms. Morby through TA Venture Investors L.P., which are included in the 15,445 shares beneficially owned by TA Venture Investors L.P. as described in footnote (2) above.
(13) Includes 436,008 shares beneficially owned by Accel III L.P. and 13,484 shares beneficially owned by Accel Investors '89 L.P. Mr. Patterson is a general partner of Accel Investors '89 L.P. and an individual general partner of the general partner of Accel III L.P. Mr. Patterson disclaims beneficial ownership of the securities owned by such limited partnerships.
(14) Includes 271,403 shares beneficially owned by Lawrence, Tyrrell, Ortale & Smith, and 180,856 shares beneficially owned by Lawrence, Tyrrell, Ortale & Smith II, L.P. Mr. Smith is an individual general partner of the general partners of Lawrence, Tyrrell, Ortale & Smith and Lawrence, Tyrrell, Ortale & Smith II, L.P. Mr. Smith disclaims beneficial ownership of the securities owned by such limited partnerships, and of 4,000 shares owned by his wife, as trustee for certain individuals.
(15) See footnotes (5) through (14) above. Includes 876,127 shares issuable upon the exercise of vested options.

                              ASSURENET BUSINESS

  This Prospectus/Proxy Statement contains forward looking statements about future results which are subject to risks and uncertainties. AXENT's and AssureNet's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet" as well as those discussed elsewhere in this Prospectus/Proxy Statement.

  AssureNet is a leading provider of network security products and services that protect enterprise networks, including LANs, WANs and Intranets. AssureNet's products, which run on a variety of open computing platforms and support networking and security standards, prevent unauthorized network access which could result in the theft and manipulation of mission critical information. AssureNet's network security solution is based on one-time password challenge/response authentication and identification technology and includes Defender Security Server ("DSS") software, Defender hardware products, software and hardware SecureNet Keys, the Defender Management System ("DMS") software, technical support and services. The DSS software provides network resident identification and authentication and manages external access to workstations, personal computers and third-party communications gateways and other network hardware and software. DSS software is currently offered on Microsoft NT, Novell Netware and Sun Solaris (UNIX) platforms. The hardware and software SecureNet Key tokens utilize the Data Encryption Standard ("DES") to authenticate a user's identity. The Software SecureNet Key, also called a "Software Token" or "Software Key," provides integration of challenge/response with communications protocols and currently supports DOS, Windows and Macintosh operating environments. DMS is award winning audit, report and management software utilizing a Windows-based graphical user interface ("GUI") which manages the client and server. In addition, AssureNet's hardware-based network security products also protect access to legacy host systems, upon which many companies are still dependent. AssureNet believes that its security solutions can be deployed across large, geographically dispersed enterprise networks due to its client/server architecture and the ability of its management software to control security from a central location.

INDUSTRY BACKGROUND

  Enterprise Computing. Developments in communications and microprocessor technologies have advanced the evolution of computing environments from standalone host systems to distributed, multi-vendor enterprise networks, consisting of LANs, WANs and Intranets. These client/server networks distribute mission-critical applications and information across the enterprise, enhancing productivity by enabling users to communicate with each other and share data and resources throughout the entire organization.

  As organizations continue to deploy client/server technology across the enterprise, employees are becoming increasingly dependent on networks to access mission-critical information such as customer databases, order entry systems, inventory control systems, E-mail and groupware applications. Furthermore, customers are also becoming increasingly dependent on access to networks to complete transactions, such as submitting purchase orders for inventory. The need for daily access to such mission-critical information in conjunction with the increasing number of mobile professionals and telecommuters has made real-time remote access to enterprise networks a business requirement in today's global economy.

  Enterprise Network Security. Data security has always been a concern of large organizations, but until the advent of distributed computing, it was relatively easy to protect data against unauthorized access and theft by locating large, host systems in secure areas and restricting access to a few individuals. With the evolution of computing to distributed, multi-vendor networks, data security became a more significant issue for large organizations as legacy host systems running mission-critical applications were integrated into corporate networks and the number of network users within such organizations increased significantly.

  The advent of remote-access networking and communications technology and the escalating popularity of mobile, home and remote site computing as well as on-line services have significantly impaired an organization's ability to monitor and control data security risk. By providing employees and customers with the ability to access corporate information from outside the organization, organizations have created gateways into their enterprise networks that can be exploited by unauthorized users. Furthermore, today's distributed computing environments create significant intra-organizational security management issues as enterprises seek to create accessible shared LANs and Intranets, while at the same time protecting the integrity and confidentiality of the information accessible via such network. Thus, a significant new challenge in network security is to protect the enterprise from unauthorized access from both within and outside the organization.

  Enterprise Security Requirements. As large organizations continue to move toward distributed, multi-vendor computing environments where increasing numbers of employees and customers depend on remote connectivity to enterprise networks, AssureNet believes that there will be an increasing need for complete enterprise security solutions. Large-scale deployments of remote access solutions across the enterprise will necessitate network security solutions that are easy to administer from a central location. The heterogeneous computing environments that exist in most large organizations today will demand security solutions that support networking and security standards, and run on a variety of open computing platforms. Large-scale deployments of remote access capability across the enterprise will require security solutions that can accommodate an increasing number of users and that are easy to use. The continued migration of sensitive, mission-critical information into the distributed computing environment will require network security solutions that are commercially proven, provide the highest level of network security, and can be implemented and managed by the customer rather than the vendor. Finally, as network security is increasingly provided as part of a complete remote network solution by VARs and system integrators, network security solutions should be capable of being implemented and supported by such third parties.

 Network Security Technology

  Access control, authentication and security management are three of the necessary components of an enterprise network security solution. Access control products include dedicated hardware systems as well as client/server software systems which are located on networks. Authentication products include static password systems, hardware tokens and software tokens based on one-time password technology. Management software tools are designed to administer the systems controlling access and providing authentication.

  Access Control. Access control systems generally work in conjunction with an authentication system to control who has access to what computer resources. The access control is the gating function, either allowing or disallowing use of specific resources. There are two alternatives in the implementation of any access control system for remote access to a computer or computer network: (i) place a discrete control system between the user and the protected resource such as a LAN or host computer ("off-network") or (ii) logically embed the access control functionality into an underlying access server ("on-network"). AssureNet's access control products include both on-network client/server software and off-network proprietary hardware solutions.

  Off-network access control systems generally employ dedicated hardware which supports a standard physical layer interface within the remote access system. An example of this is the RS-232 interface between a modem and a port on a communications server. The off-network access control system interrupts this interface until a user is authenticated, and once authenticated, establishes the connection between the modem and the communication server.

  As opposed to the off-network system which provides its own switching hardware, however, the on-network system employs the switching capability of the existing communications server software. The access control function is provided by modifying the applications software resident in the communication server or other gateway system, and thereby making the communications server act as the client in a client/server access control system. The essential requirements of on-network client/server access control systems include: (i) a secure database to contain user records; (ii) easily implemented software interfaces for providing authentication and access control services to third party client applications; and (iii) a user interface for supervision of the server system which allows user accounts to be added/modified and deleted without affecting the operation of the server software. The security server software is usually installed on a high-performance application server platform such as Windows NT Advanced Server, Novell Netware or UNIX.

  Authentication Technologies. Current generally accepted methods of user authentication include: (i) something secret the user knows, such as a password, phrase, personal identification number ("PIN"), code or fact, (ii) something physical the user possesses, such as a smart card, badge or other form of discrete "token," which is resistant to counterfeiting, and (iii) software "tokens" which are embedded in the user's workstation. A fourth method of user identification involves something unique to the user, such as a fingerprint, signature, retinal pattern, voice print or other measurable personal characteristic or "biometric;" however, AssureNet believes such methods are not commercially practicable today. AssureNet believes that token-based security systems using a "two factor authentication" methodology, i.e., the system checks for something the user knows, such as a PIN, and then something the user has, such as a token, are today's preferred authentication solution for remote access to networks.

    Passwords. Until fairly recently, the most common method of user identification and authentication were static (non-changing) password systems. These systems require only something a user knows, such as a secret word, phrase or PIN selected by the user or chosen for the user by the system or application. Static passwords are often shared between users and can be guessed, stolen or observed, often without user awareness. Static passwords are also vulnerable to "sniffing" programs and to attacks using software designed to randomly generate and attempt thousands of short passwords. As a result, while relied upon by many organizations for authentication, static passwords are easily compromised.

    Hardware Tokens/Smart Cards. Hardware tokens and smart cards are forms of authentication based on something physical possessed by the user.

    . Hardware tokens are electronic devices which are used to generate one-time passwords. One-time passwords eliminate many of the risks inherent in the use of static passwords for authentication. The token is generally a small hand-held device which implements a cryptographic process to generate information which uniquely identifies the user who possesses the token, and changes the information each time the user authenticates to a protected system (so that the process cannot be circumvented by monitoring a valid user authentication and subsequently reusing the captured information). Time synchronous tokens are based on the accurate synchronization of separate clocks in each of two systems, the token and the server. The clock in the token is programmed with a unique "seed" value for each user by the token vendor and hermetically sealed. Because the time-synchronous tokens are sealed, when the battery is expended the card must be replaced with a new card. Event-driven synchronous tokens are based on a one-to-one relationship between the number of times the token is used and the number of times the user attempts to log onto the protected system. Consequently, if the "event button" is accidentally pushed, the token and the server become unsynchronized, and the system administrator must manually intervene in order to resynchronize them.

      Challenge/response asynchronous tokens are approximately the same size as synchronous tokens but also include a keypad. Challenge/response tokens are initially programmed by the customer with a unique "seed" value used as one input to the token's cryptographic algorithm. To access a system using this kind of token, a user activates the token using a PIN and then enters into the token a series of numbers (a "challenge") that has been sent to the user's personal computer from the network security server. The token, using the cryptographic algorithm, then produces another series of numbers (a "response") to the challenge. This response is then entered into the user's personal computer and the security server then authenticates the user. Since the functionality of the challenge/response token is asynchronous and programmed by the customer, there is no need to permanently seal the token, enabling the user to replace the battery and reuse the token indefinitely. Additionally, since no synchronization is required, this process is very reliable, and reduces the administrative burden of keeping the system operating correctly. Once the secret seed values are created and distributed to the token or software client and server, the only corrective actions likely required of the system administrator would occur if an end user lost his token or his account was locked due to an intrusion attempt.

    . Smart cards typically consist of a solid state data storage device mounted on a plastic card which contains some information unique to the individual user. Possession of this card may be used as one factor in a two-factor authentication process. Smart cards are inexpensive (the card itself may be produced in large quantities for less than a dollar each); however, a special card reader must be installed on every workstation of a network with smart card authentication services. The cost of retrofitting even a significant fraction of the existing networked computers in most large organizations is prohibitive. Thus, smart cards are not widely implemented today.

    Challenge/response software keys. Challenge/response software keys perform the same challenge/response authentication as challenge/response-based hardware tokens; however, they come in a floppy diskette format. Some software keys are copy-protected and can be installed on a hard disk while still retaining their copy protection. Software keys that are copy protected provide two factor authentication when combined with something secret the user knows such as a PIN. To authenticate with a software key, the user simply enters his/her PIN. The software key then automatically executes the challenge/response process without further user interaction. AssureNet believes that authentication using software keys is a secure and easy-to-use authentication method and provides flexibility, scalability and low cost of implementation.

  Security Management. There is no widely adopted standard for the management of security systems, therefore most security vendors have implemented proprietary solutions. These management systems range from character-based, command line interfaces to modern graphical user interface systems. At one end of the available product spectrum are systems which can only be used to manage a single security sub-system, requiring the administrator to visit the sites where multiple sub-systems are located. At the other end of the spectrum are security management systems, such as those offered by AssureNet's DMS and DMS Reports software, which allow centralized and/or distributed management of enterprise-wide security systems, supporting multiple access control systems and authentication servers.

ASSURENET PRODUCTS

  AssureNet's network security products, which provide access control, authentication and security management primarily for the remote access market, are based on the one-time password challenge/response identification and authentication methodology and include Defender Security Server ("DSS") software, Defender hardware products, software and hardware SecureNet Key tokens, the Defender Management System ("DMS") software, technical support and services. In addition, AssureNet's hardware-based network security products also protect access to legacy host systems, upon which many companies are still dependent. AssureNet's software and hardware security products run on a variety of open computing platforms and support networking and security standards wherever possible to insure compatibility with heterogeneous computing environments. AssureNet's products are designed to facilitate the management of global network security systems on an enterprise-wide basis and address the growing security requirements associated with the increased use of public networks by remote access users. See "Risk Factors--Risks Relating to AssureNet--Rapid Technological Change; Dependence on New Product Development."

 Defender Software Products

  Software SecureNet Keys. The Software Key, also called a Software Token, was initially introduced in 1989. In 1994, AssureNet introduced the Software SecureNet Key for Windows. Each Software Key contains the DES challenge/response algorithm for generating one-time passwords and is programmed by the customer with a secret seed value (typically under the control of a network security administrator) which is unique to the Software Key. The data file containing the authentication information used in the challenge/response algorithm is encrypted, and cannot be decrypted without use of a PIN. The Software Key automatically authenticates the user by performing a challenge/response authentication after the user enters his or her PIN. Therefore, only a person who has the PIN and the software-token-enabled machine can use the software. The PIN is only known by the local user; it is never transmitted. It can be changed at any time by the local user without the intervention

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

or knowledge of anyone else, including the system administrator, thereby making it more secure. Additionally, the systems administrator can securely un-install the Software Key, change the seed value, and subsequently re-deploy the Software Key to a new user. In AssureNet's standard product, copy protection prevents an attacker from getting a working copy of the software and prevents an authorized user from making multiple copies of the software. Copy protection provides the second factor of the two-factor authentication process, the first being the possession of the PIN. Both the Software Keys and Hardware Tokens and the authentication server have security measures designed to detect a suspected attack and deactivate an individual user's access. Pursuant to special contract, AssureNet will provide un-copy-protected Software Tokens to a company for its internal use only. The Software Key supports DOS, Windows, Windows for Workgroups, Windows 95, Windows NT and Apple ARA operating environments. Software Keys currently are list priced between $25 and $30.

  Defender Security Server Software. The DSS software, an integrated security server, delivers network security protection for LANs, WANs and Intranets. AssureNet released a Novell version of the DSS software in August 1995, a Windows NT Advanced Server version in December 1995, and a Sun Solaris version in January 1997. The DSS software provides the centralized authentication and security administration mechanism for devices protected by the agent associated with the DSS, such as communications servers and firewalls. The server software provides administrative and reporting functions through the DMS and DMS Reports software. The DSS and DMS software combination is currently available at a list price of $1,995 plus a user-license fee of $40 to $105 list price per user, depending on the total number of users per server. AssureNet's agent has also been integrated into a variety of leading communication servers, RADIUS and TACACS+ servers and firewalls to provide interoperability with DSS.

  DMS Software. DMS management software is a GUI-based management system that provides an easy-to-use interface for managing, from a single workstation, security related information for thousands of users in an enterprise network. Currently, DMS is able to manage all AssureNet products. Such Management includes configuring access rules for classes of users and services, defining individual users and assigning privileges to those users, creating new user accounts--including programming SecureNet Key tokens, auditing access and attempted accesses, performing diagnostics and generating reports from the collected audit data. Whether the user is authenticated or not a record is logged and an audit trail is maintained by the system. AssureNet's software is designed to intercept attempted system abuse and automatically take preventative action if the system suspects that a Software Key or Hardware Token is lost or stolen or a PIN is compromised. In December 1995, a new graphical reports module was added, DMS Reports, which is able to analyze and report on the large volume of raw audit data captured by distributed Defender systems. In November 1996, DMS and DMS Reports were updated to add features and support a hierarchy of security supervisors that can manage large worldwide networks. The DMS management software runs in the Windows 3.x, Windows 95 and Windows for Workgroups environments.

 Defender Hardware Products

  SecureNet Key Tokens. The Hardware Token, a hardware version of the Software Token which implements the same challenge/response algorithm, was first introduced in 1986. Hardware Tokens are shipped from the factory unprogrammed, allowing the customers to control the secret seed value of their own tokens, thereby eliminating the risk of disclosure of the individual seed values by the vendor or any intermediary such as a VAR or distributor. The seed value is created and loaded into the Hardware Tokens by the network security administrator, using the DMS software. Like the Software Key, the Hardware Token is PIN protected. In cases of loss or theft, the Hardware Token cannot be used without the PIN. After a series of invalid PINs are entered, the secret seed value is erased, disabling the token until reprogrammed by the network security administrator. Hardware Tokens can be used for an indefinite length of time with periodic replacement of batteries. Even though the Hardware Token requires more user interaction than a Software Key, there are three primary reasons why this product is still being used: (i) supporting users whose computer interface does not support one of the operating systems for which the Software Key is available, such as UNIX workstations or older "dumb" terminals; (ii) supporting users who frequently log on from a variety of different computers, such as technical support specialists who are logging on from multiple sites/workstations during the day and (iii) customers whose users or management believe that Hardware Tokens are more secure than Software Tokens. Each Hardware Token currently has a list price of between $40 and $50.

  Defender Hardware. The Defender hardware is needed primarily to support dial-up access to host systems such as mainframes and mini-computers. The original Defender II was introduced in 1983, the Defender 1000, now called the Defender S/P, was introduced in 1989 and the Defender 5000, now called the Defender M/P, was introduced in 1991, in order to provide enhanced functionality over the Defender II products. Even though these legacy systems are frequently connected to the enterprise LAN/WAN backbone network, a large number of AssureNet's customers continue to provide direct dial access to the host, rather than routing dial access through a LAN communications server and subsequent gateway. By implementing direct host access, the customer reduces traffic on the LAN, and eliminates the need for the end user to load complex LAN protocol software including drivers, when the end user frequently only requires a simple terminal emulation interface. The Defender hardware systems provide authentication, access control and accounting for remote access networks via serial, asynchronous communications, and have proven to be effective at protecting dial-up access to legacy host computers, remote control or remote node LAN access, and for diagnostic or maintenance port access to mission-critical systems such as PBX, voice mail, routers and environmental control systems. The Defender M/P has a list price starting at $9,995 and the Defender S/P has a list price of $495.

PRODUCT DEVELOPMENT

  AssureNet has a dedicated product development and engineering organization and periodically releases new products and enhancements to existing products. Product development efforts are directed at increasing product functionality, improving product performance and expanding the capabilities of the products to interoperate with third party software and hardware. AssureNet has devoted substantial development resources to develop additional functionality for its products and the capability to support additional platforms, third-party communication servers, firewalls and emerging technologies. AssureNet has developed tools to assist customers, strategic marketing partners and other third-party integrators in integrating AssureNet's products with custom and other third-party network or system applications. In addition to enhancing its existing products, one of AssureNet's goals is to offer products in other categories of network security, such as the World Wide Web. AssureNet continues to identify and prioritize various technologies for potential future product offerings. AssureNet may develop these products internally or enter into arrangements to license or acquire products or technologies from third parties. See "Risk Factors--Risks Relating to AssureNet--Rapid Technological Change; Dependence on New Product Development."

  As of December 31, 1996, AssureNet's product development staff consisted of 11 full-time employees engaged in engineering and development, including software and hardware engineering, testing and quality assurance. AssureNet also engages outside contractors where appropriate to supplement AssureNet's in-house expertise or expedite projects based on customer or market demand. AssureNet's total research and development expenses for the years ended December 31, 1994, 1995 and 1996, were approximately $758,000, $1.2 million and $1.9 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet--Results of Operations."

SALES AND MARKETING

  Sales. AssureNet has historically employed a direct sales force to market, sell and support its network security products to large corporations in North America and the United Kingdom. AssureNet's customers have generally been in the financial services, electronics, communications, healthcare and manufacturing industries.

  In late 1995, AssureNet began a transition from relying primarily on direct sales to customers to utilizing indirect sales channels for the sale of its network security products. AssureNet intends to utilize a mixed distribution strategy to market its network security products. AssureNet has adopted this strategy because it believes that large organizations are increasingly relying upon VARs and system integrators to supply complete remote access and security solutions. AssureNet sells and licenses its products through written sales and license agreements under terms and conditions that AssureNet believes are consistent with industry practice. AssureNet will seek to further penetrate its direct and indirect customer base with new products and services as well as leverage its successful customer relationships to obtain new customers in AssureNet's targeted markets.

  AssureNet's products are designed to allow both its client and server products to be sold and installed by VARs and system integrators as part of a complete remote access solution. AssureNet experienced a rapid transition from direct-sales-generated revenue to indirect-sales-generated revenue in 1996. AssureNet's net revenue from direct sales efforts for the years ended December 31, 1994, 1995 and 1996, was approximately 95%, 83% and 66% of net revenue, respectively. Indirect sales channels accounted for approximately 5%, 17% and 34%, respectively, of net revenue for 1994, 1995 and 1996. AssureNet's net revenue from direct sales efforts for the periods ended March 31, 1996, June 30, 1996, September 30, 1996 and December 31, 1996 were approximately 83%, 66%, 54% and 34% of net revenue, respectively, while AssureNet's net revenue from indirect sales channels accounted for 17%, 34%, 46% and 66% of net revenue, respectively, for the same time periods. Unit volumes of product shipments increased substantially during 1996; however, revenues declined due to per unit price decreases and reduced margins from sales through the indirect channel. AssureNet anticipates that, despite the termination of its relationship with Ingram, its former North American Distributor, its indirect sales via VARS and system integrators as a percentage of total sales will grow in 1997 and that unit volumes will continue to grow substantially.

  As of December 31, 1996, AssureNet's field sales organization consisted of 20 sales, technical and customer support personnel operating out of AssureNet's Mountain View headquarters and 6 field locations in North America and 14 sales and technical support personnel operating out of one location in the United Kingdom. Select national and regional VARs and system integrators who are capable of representing AssureNet's network security products are being employed to deliver complete, secure remote access and other network solutions to their customers. These VARs and system integrators are being selected for their capability to offer AssureNet's products in combination with related products and services, as well as for their capability to serve particular vertical markets. Included in this group are national VARs such as Anixter, Entex and National Business Group, as well as regional VARs such as Data Transit, Computer Networks and Integrated Digital Networks. AssureNet also markets, sells and licenses its software products indirectly through one major North American distributor, Ingram, that delivers product to a multitude of smaller VARs where a direct purchasing relationship with AssureNet is not commercially desirable. As of December 31, 1996, AssureNet had relationships with 62 distributors and resellers in North America, 7 distributors and resellers in the Pacific Rim and 19 distributors and resellers throughout the United Kingdom and European continent.

  Additionally, AssureNet broadly expanded its line of software products and increased quarterly software revenues in 1996. AssureNet earned 87%, 71%, 44% and 72% of its revenue from hardware for the periods ended March 31, 1996, June 30, 1996, September 30, 1996 and December 31, 1996 while it earned 13%, 29%, 56% and 28% of its revenue from software for the same time periods. The Company expects that its percentage of software sales will increase. See "Risk Factors--Risks Relating to AssureNet--Modification of Distribution Channel."

  International Sales. AssureNet derived approximately $3.3 million, $3.6 million, and $6.6 million, or approximately 27%, 32% and 49%, of its total net revenue, from international customers in 1994, 1995 and 1996, respectively. A majority of such international net revenue was derived from sales in the United Kingdom with smaller international sales totals in continental Europe, Asia and the Pacific Rim. Sales outside of the United States and the United Kingdom represented approximately 6% and 10%, respectively, of AssureNet's total net revenue for 1995 and 1996. Because AssureNet has only recently begun to penetrate international markets outside of the United Kingdom, AssureNet believes that international sales present a significant market opportunity and will continue to increase as a percentage of total net revenue. Channel sales, principally through distributors, comprise the majority of international sales and in Japan represent all sales of AssureNet's products. AssureNet's international distributors provide initial sales support, installation, technical support and follow-on service to local customers. AssureNet hopes to expand its business outside North America and the United Kingdom through the establishment of additional third-party distribution arrangements, primarily on the

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

European continent and the Far East, the use of Axent's foreign sales network and the hiring of sales personnel. AssureNet generally grants its distributors non-exclusive distribution rights. See "Risk Factors--Risks Relating to AssureNet--International Sales & Support."

  Marketing. In support of its sales efforts, AssureNet conducts targeted marketing programs, including direct mail, channel marketing, promotions, seminars, trade shows and telemarketing and ongoing customer and third-party communication programs. AssureNet also seeks to stimulate interest in enterprise network security through its public relations program, speaking engagements, white papers, technical notes and programs targeted at educating consultants on AssureNet's capabilities. With competing vendors offering different solutions, customers in the market for computer and network security solutions tend to thoroughly evaluate new products and vendors. AssureNet offers evaluation installations for prospective customers desiring first-hand experience in using its software products prior to making a purchase decision. Under this program, prospective customers install a demonstration version of one of AssureNet's access control products on their own system and generally run pilot programs with up to 10 Software Tokens and/or Hardware Tokens.

  Collaborative Relationships. AssureNet has developed collaborative marketing and other third-party relationships with most of the leading remote access communication server and firewall vendors and hopes to develop such relationships with the leading database software, operating systems, hardware networking products, Internet-related products and application software vendors. Such vendors integrate AssureNet's agent software into their products to provide compatibility with AssureNet's DSS software systems. AssureNet is in the process of expanding these relationships to include joint marketing initiatives. It is anticipated that these relationships will also assist AssureNet in increasing its base of new customers. For a discussion of certain risks associated with its collaborative strategic relationships, see "Risk Factors--Risks Relating to AssureNet--Need to Establish and Maintain Collaborative Relationships."

CUSTOMERS

  Historically, AssureNet's customers have been principally in the financial services, electronics, communications, health care and manufacturing industries. These customers are generally sophisticated and knowledgeable purchasers of security systems and they provide AssureNet with critical technical feedback that assists AssureNet in meeting the future security needs of these customers. AssureNet believes that as networks proliferate and become more complex and as more users require remote access to corporate resources, the number of industries concerned with enterprise network security and access to information will grow. During the year ended December 31, 1995, no customer accounted for more than 10% of AssureNet's net revenue; however, during the quarter ended December 31, 1995 and year ended December 31, 1996 (due to a substantial order in the first quarter of 1996), British Gas accounted for greater than ten percent of AssureNet's net revenue. Similarly, during the quarter ended September 30, 1996, each of Ingram, AssureNet's North American distributor prior to February 1997, and Anixter Inc., a large systems integrator, accounted for greater than 10% of AssureNet's net revenue. During the quarter ended December 31, 1996 Ingram again accounted for greater than 10% of AssureNet's net revenues. As of the first quarter of 1997, AssureNet and Ingram have terminated their distribution relationship. See "Risk Factors--Risks Relating to AssureNet--Risks Associated with Customer Concentration."

CUSTOMER SERVICE AND SUPPORT

  AssureNet believes that a high level of customer service and support is critical to AssureNet's success. The services provided by AssureNet include technical support, maintenance, training and consulting. These services are designed to increase customer satisfaction, provide feedback to AssureNet as to customers' demands and requirements, and generate recurring revenue. AssureNet plans to continue to expand its services and support programs as the complexity of the products offered by AssureNet increases and believes there is a significant opportunity to sell additional services to its customers in the future.

  Customer Support. AssureNet maintains a customer support help desk and technical support organization at its headquarters in Mountain View, California and in Bramley, Basingstoke, Hants in the United Kingdom. A significant portion of AssureNet's service and support activities are provided remotely from AssureNet's headquarters in Mountain View, California. AssureNet also has field technical support personnel that work directly with AssureNet's sales force, distributors and customers.

  AssureNet offers customer support through telephone, electronic mail, World Wide Web and facsimile and provides new software releases, maintenance releases and enhancements under annual maintenance and support agreements with customers. Additional customer support is provided by AssureNet's VARs, systems integrators and distributors. Maintenance and customer support are not included in software license fees but are purchased separately for an annual fee generally equivalent to between 10% and 16% of the then-current list prices of the licensed products.

  AssureNet offers education and training programs, as well as customized consulting services, to its users. Fees for education, training and consulting services are generally charged on a per diem basis, separately from AssureNet's products. AssureNet also provides product information bulletins on an ongoing basis, including bulletins posted through its Internet web site, and periodic informational updates about the products installed. These bulletins generally answer commonly asked questions and provide information about new product features.

  Warranty. AssureNet generally sells each of its products to customers with a one-year hardware warranty and a 90-day software warranty. After the expiration of the warranty period, customers may elect to purchase a maintenance contract for renewable periods. Under these contracts, AssureNet agrees to provide (i) corrections for documented program errors, (ii) version upgrades for both software and firmware, (iii) repair or replacement of Defender hardware and software products that do not perform in accordance with its functional specifications and (iv) telephone consultation.

MANUFACTURING AND SUPPLIERS

  Hardware Manufacturing. AssureNet contracts for the manufacture of its Hardware Tokens with a subcontractor located in China. This subcontractor is currently producing approximately 5,000 Hardware Tokens per month and has indicated that it is capable of producing in excess of 100,000 Hardware Tokens per month. AssureNet contracts for the manufacture of its Defender hardware products with one assembly operation located in San Jose, California. This subcontractor manufactures products in accordance with AssureNet's specifications. AssureNet purchases all components from independent vendors and sends them to the subcontractor. AssureNet has generally been able to obtain adequate supplies of these products in a timely manner from these vendors and believes that alternate vendors can be identified if current vendors are unable to fulfill its needs. However, delays or failure to identify alternate vendors, if required, or a reduction or interruption in supply or a significant increase in the manufacturing costs could adversely affect AssureNet's financial condition or results of operations and could impact customer relations. See "Risk Factors--Risks Relating to AssureNet-- Dependence on Suppliers and Contract Manufacturers; Risks Associated With Doing Business in China."

  Software Manufacturing. AssureNet purchases duplicating services for its software products from an outside vendor, which utilizes a duplication method designed to enhance the quality of the software code reproduced on standard diskettes. The outside vendor also applies the copy protection mechanism to AssureNet's Software Token. AssureNet's Software Token and DSS, DMS and DMS Reports software are distributed as object code on standard magnetic diskettes, together with printed documentation.

  Suppliers. Although AssureNet generally uses standard parts and components for its products, certain components are currently available only from a single source or from limited sources. With respect to Hardware Tokens, AssureNet purchases the microprocessors for its tokens from NEC, a Japanese computer chip manufacturer. There can be no certainty that NEC will be able to furnish AssureNet a sufficient number of microprocessors to meet customer demand, that AssureNet will be able to purchase microprocessors from NEC at commercially acceptable prices or, if NEC discontinues the manufacture of microprocessors, that AssureNet will be able to procure microprocessors from another supplier on a timely basis and at commercially acceptable prices. AssureNet believes that it would take approximately twelve months to identify and commence production of suitable replacements for the Hardware Token. AssureNet attempts to maintain a two-month supply of

Hardware Tokens in inventory. In dealing with manufacturers and suppliers, AssureNet generally purchases components and products subject to the terms and conditions of standard purchase orders. See "Risk Factors--Risks Relating to AssureNet--Dependence on Suppliers and Contract Manufacturers; Risks Associated With Doing Business in China."

COMPETITION

  The market for computer and network security products is intensely competitive, and AssureNet believes that competition in this market is likely to intensify. AssureNet currently experiences competition from a number of companies, including (i) software operating systems suppliers and application software vendors that incorporate a single-factor static password security system into their products, (ii) vendors of hardware tokens and software keys such as Security Dynamics, SCC, CryptoCard, Cylink, Leemah and Racal-Guardata, Inc., (iii) smart card security device vendors, such as AT&T Technologies, Inc., Bull HN Information Systems, Inc. and Schlumberger, Limited, (iv) biometric security device vendors, such as Eye Dentify Systems, Fingermatrix (U.K.) Limited and Identix, Inc., and (v) dialback security system manufacturers, such as Leemah. AssureNet may in the future also face competition from these and other parties that develop computer and network security products based upon approaches similar to or different from those employed by AssureNet. In particular, AssureNet could face competition from large operating system software companies and network equipment companies. Such companies may include, by way of example, but not by way of limitation, software providers such as Microsoft, IBM, Novell, Hewlett Packard and Netscape, and network equipment providers such as Cisco, Bay Networks and 3Com. There can be no assurance that the market for computer and network security products will not ultimately be dominated by approaches other than the approach marketed by AssureNet. While AssureNet believes that it does not currently compete against manufacturers of other classes of security products (such as encryption), there can be no assurance that such companies will not compete with AssureNet in the future or that its existing competitors will not acquire such companies (e.g., Security Dynamics' acquisition of RSA, Inc., a leading encryption company).

  AssureNet believes that the principal competitive factors affecting the market for computer and network security products include ease of use, ease of administration, quality and reliability, level of security, compatibility with heterogeneous computing environments, scalability, ability to be implemented and managed by the user, distribution channels, customer service and support and price. Although AssureNet believes that its products currently compete favorably with respect to such factors, there can be no assurance that AssureNet can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources. See "Risk Factors--Risks Relating to AssureNet--Intense Competition."

PROPRIETARY RIGHTS

  AssureNet relies on a combination of trade secret, copyright and trademark law, software licenses and nondisclosure agreements to establish and protect its proprietary rights in its products. AssureNet enters into confidentiality and/or license agreements with substantially all of its employees and distributors, as well as with those customers and potential customers seeking proprietary information, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of AssureNet's products or to obtain and use information that AssureNet regards as proprietary. AssureNet has certain registered and other trademarks. AssureNet believes that its products, trademarks and other proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future. See "Risk Factors--Risks Relating to AssureNet--Limited Protection of Intellectual Property and Proprietary Rights."

EMPLOYEES

  At December 31, 1996, AssureNet and its United Kingdom subsidiary employed 75 full-time and 3 contract employees. Of these employees, 11 full-time employees were involved in research and development, 46 full-time

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

employees and 1 contract employee in sales, marketing and customer support, 6 full-time employees in production and 12 full-time and 2 contract employees in administration and finance. No employees are covered by any collective bargaining agreements. Over the past year AssureNet has experienced increased turn-over in employees due to changes in direction and other factors. Although AssureNet believes that its relationships with its employees are good, recent events may cause some concern among employees.

FACILITIES

  AssureNet's principal administrative, sales and marketing, research and development and support facilities consist of approximately 27,000 square feet of office space in Mountain View, California. AssureNet occupies these premises under a lease expiring in January 31, 1999. As of December 31, 1996, the annual base rent for this facility was approximately $223,500, with such annualized rent increasing to $240,000 in February 1997 and to $256,000 in February 1998. In support of its field sales and support organization, as of December 31, 1996 AssureNet leased facilities and offices in 7 other locations in the United States, and one location in the United Kingdom. AssureNet expects to lease only 5 other United States locations and its location in the United Kingdom by the end of the first quarter of 1997. AssureNet believes its current headquarters will provide sufficient space for growth for the foreseeable future.

LEGAL PROCEEDINGS

  AssureNet is not a party to any litigation, other than claims incurred in the ordinary course of business, none of which it believes could have a material adverse effect on AssureNet or its business.

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--ASSURENET

  Management's Discussion and Analysis of Financial Condition and Results of Operations--AssureNet and other parts of this Prospectus/Proxy Statement contain forward-looking statements which involve risks and uncertainties. AssureNet's and AXENT's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  AssureNet is a leading provider of network security products and services that protect access to enterprise networks, including LANS, WANs and Intranets. AssureNet was co-founded in 1970 as an information-technology consulting firm. In 1983, AssureNet introduced the Defender hardware access control products to address user environments that included centralized and distributed legacy mainframes. Between 1983 and 1989, AssureNet developed and began to market its SecureNet Key hardware tokens and Software SecureNet Key tokens as remote access authentication issues became of increasing concern to large enterprises. Between 1990 and 1994, AssureNet introduced new Defender hardware products to provide network security for legacy host computers and LANS. During this period, a majority of AssureNet's net revenue was derived from the sale of SecureNet Key hardware tokens and the Defender hardware products.

  In late 1995, AssureNet initiated a period of transition with respect to its sales model, management personnel and product mix. AssureNet shifted its historical direct sales model toward a channel sales strategy, resulting in a reorganization of the sales force during the first quarter of 1996. During the period December 1994 to December 1995, AssureNet also increased its full-time work force from 61 to 85 employees in anticipation of significant growth. To manage this transition, AssureNet replaced most of its management team and substantially reorganized all of the departments within AssureNet. In December 1995, January 1996 and April 1996, AssureNet hired a new President and Chief Executive Officer, Senior Vice President of Marketing and Sales, and Senior Vice President of Product Development, respectively. In July 1996, the President and Chief Executive Officer resigned, whereupon a group of executive officers, including the Chief Financial Officer, the Senior Vice President of Marketing and Sales and the Senior Vice President of Product Development, assumed his duties. In December 1996, AssureNet's Chief Financial Officer was named Acting President and Chief Executive Officer, in addition to her other offices. AssureNet reduced its workforce to a total of 75 employees as of December 31, 1996. The Senior Vice President of Marketing and Sales left AssureNet in January 1997. See "Risk Factors--Risks Relating to AssureNet-- Recent Decline in Performance; Recent Losses; Uncertainty of Future Results of Operations," "--Modification of Distribution Strategy," "--Fluctuations in Quarterly Results of Operations; Limited Backlog; Lengthy Sales Cycle" and "-- Management Changes; Dependence Upon Key Personnel; Management of Business."

  AssureNet suffered a net loss of $2.6 million in 1995 compared to a net loss of $5.3 million in 1996, and AssureNet had net losses of $76,700, $1.9 million, $1.3 million and $2.0 million for the quarters ended March 31, 1996, June 30, 1996, September 30, 1996 and December 31, 1996, respectively. Such losses were a result of, among other things, AssureNet's investment in an indirect distribution sales channel, declining revenues from the sale of hardware products and increased research, development, sales, marketing and administrative expenses incurred in the expectation of substantial revenue growth which has not, to date, occurred.

  During the first quarter of 1996, AssureNet experienced substantially increased revenues, primarily due to a large sale of hardware-based network security products and third-party goods to a foreign customer. In the second quarter of 1996, AssureNet accelerated its transition to the use of indirect sales channels, and as a result of such transition incurred a significant reduction in the productivity of its direct sales force which was not offset by a corresponding increase in indirect sales. In July, 1996, the Chief Executive Officer resigned, resulting in significant management distraction. During the third quarter of 1996, the transition to the indirect channel was further accelerated and software per unit prices were decreased, together resulting in a significant reduction in

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

net revenues and gross margin. Additional investment in marketing communication/awareness programs failed to create the increased market demand needed for a successful transition to the indirect channel. Lack of channel-ready product slowed channel acceptance and increased the cost of supporting product distribution through the indirect channel. In the fourth quarter of 1996, AssureNet's sales declined as AssureNet continued to invest in its indirect distribution channel. There can be no assurance that AssureNet will be able to counteract such decline in the future.

  Sales during 1996 principally consisted of Defender hardware, DSS and DMS software and both Hardware Tokens and Software Keys. Included in these amounts is a significant first quarter sale of primarily third-party goods executed by AssureNet's United Kingdom subsidiary acting as a systems integrator. During the second and third quarters of 1996, the United Kingdom subsidiary transitioned away from such systems integration service. AssureNet expects to generate a majority of its future revenues from sales of DSS software user-licenses and Software Keys. AssureNet substantially increased its investment in research and product development from $1.2 million in 1995 to $1.9 million in 1996, an increase of 56%. In August 1995, AssureNet introduced the NetWare version of the DSS software, designed to provide network security protection for LANs, WANs and Intranets. AssureNet released a Windows NT Advanced Server version of the DSS software in December 1995. In January of 1997, AssureNet introduced a UNIX version of the DSS software for the Sun Solaris UNIX platform. In mid 1995, AssureNet accelerated its development of its Software Tokens, culminating in the delivery of both Windows 95 and Windows NT tokens in June 1996 and December 1996, respectively. See "Risk Factors--Risks Relating to AssureNet--Recent Decline in Performance; Recent Losses; Uncertainty of Future Results of Operations."

  To improve future operating results, AssureNet must, among other things, increase market awareness and acceptance of its software products, achieve significantly higher sales levels through a mixed distribution strategy, complete the development of certain software products and upgrades, respond effectively to competitive developments including introduction of new products by AssureNet's competitors, continue to attract, retain and motivate qualified individuals, and continue to develop and market new products and control costs. There can be no assurance that AssureNet's strategy will be successful or that AssureNet will experience increased net revenue or become profitable at any time in the future. See "Risk Factors--Risks Relating to AssureNet-- Recent Decline in Performance; Recent Losses; Uncertainty of Future Results of Operations," "--Fluctuations in Quarterly Results of Operations; Limited Backlog; Lengthy Sales Cycle," "--Risks Associated with New Product and Distribution Strategy," "--Management Changes; Dependence Upon Key Personnel; Management of Business," "--Risks Associated with Computer and Network Security Markets; Product Acceptance" and
"--Modification of Distribution Strategy."

  AssureNet generates revenues from sales of its hardware products and fees received under software license agreements. Sales are made indirectly through resellers and systems integrators and, in some cases, directly to end users. Revenue on hardware products is recognized upon shipment to the customer. License fees are generally recognized when a customer purchase order has been received, the software has been shipped, AssureNet has a right to invoice the customer, collection of the receivable is probable and there are no significant obligations remaining. Software licenses exclude new versions of the licensed software but include a 90-day technical support period. After the 90-day period, AssureNet's customers often enter into maintenance agreements for ongoing technical support and new versions of the software. Revenues from any post-contract support services are recorded as deferred revenue and are recognized ratably over the term of the support period or when the services are performed, as applicable. AssureNet provides for estimated future returns, stock rotation, and the estimated cost of warranty at the time of sale based on historical experience. During 1996, such returns have been 14% of AssureNet's indirect channel revenues.

  In March 1996, AssureNet completed the sale of 1,280,488 shares of Redeemable convertible preferred stock at $4.10 per share and warrants to purchase 512,195 shares of Common Stock to venture capital investors which provided net proceeds to AssureNet of approximately $4.8 million. A portion of the net proceeds from the sale of the Redeemable convertible preferred stock was used to retire certain indebtedness and the remainder was used for working capital purposes. In February 1997, AssureNet terminated its old credit facility with

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

Comerica Bank--California and entered into a new credit facility with Imperial Bank. However, as a result of AssureNet's recent losses, there can be no assurance that AssureNet will be able to obtain additional working capital on terms acceptable to AssureNet or at all.

RESULTS OF OPERATIONS

  The following table sets forth consolidated statement of operations data of AssureNet expressed as a percentage of net revenue for the periods indicated:

                                               YEAR ENDED DECEMBER 31,
                                              ------------------------
                                               1994    1995     1996
                                              ------- -------  -------
Net revenue:
  Hardware...................................   94.5%   88.5%    71.7%
  Software...................................    5.5    11.5     28.3
                                              ------  ------   ------
    Total net revenue........................  100.0   100.0    100.0
Cost of revenue:
  Hardware...................................   36.4    39.4     35.2
  Software...................................    1.0     3.4      4.8
                                              ------  ------   ------
    Total cost of revenue....................   37.4    42.8     40.0
Gross profit.................................   62.6    57.2     60.0
                                              ------  ------   ------
Operating expenses:
  Research and development...................    6.3    10.7     14.3
  Sales and marketing........................   30.2    51.1     62.1
  General and administrative.................   11.1    15.8     18.1
                                              ------  ------   ------
    Total operating expenses.................   47.6    77.6     94.5
                                              ------  ------   ------
Income (loss) from operations................   15.0   (20.4)   (34.5)
Total other income (expense), net............    0.1     0.2     (5.1)
Income (loss) before provision (benefit) for
 income taxes................................   15.1   (20.2)   (39.6)
(Provision) benefit for income taxes.........   (5.8)   (2.6)    (0.3)
                                              ------  ------   ------
Net income (loss)............................    9.3%  (22.8)%  (39.3)%
                                              ======  ======   ======

 Comparison of Years Ended December 31, 1996, 1995 and 1994

  Net Revenue. Net revenue is comprised of sales of software and hardware network security products and service fees for maintenance contracts and training services. Net revenue decreased 4% from $12.0 million in 1994 to $11.5 million in 1995 and then increased 17% to $13.4 million in 1996. The decrease in revenue in 1995 was due to a transition from a hardware-based product line to a software-based product line, partially offset by United Kingdom net revenue increases. Hardware revenue decreased from approximately 94% of net revenue in 1994 to approximately 89% of net revenue in 1995 while software revenue grew from approximately 6% of net revenue in 1994 to approximately 11% of net revenue in 1995. The increase in revenue in 1996 was primarily due to $2.4 million of revenue from a large sale of hardware-based network security products to a foreign customer and an increase in software sales of 189% from $1.3 million in 1995 to $3.8 million in 1996. The increase in software sales from 11% of revenue in 1995 to 28% of revenue in 1996 was primarily attributable to the expansion and market acceptance of AssureNet's DSS and Software SecureNet Key token product lines during the last quarter of 1995 and in 1996. From 1995 to 1996, hardware revenues decreased from $10.2 million to $9.6 million, respectively. As mentioned above, a substantial portion of the 1996 hardware revenue was attributable to a one-time sale of $2.4 million to a foreign customer including a substantial amount of third-party hardware products. Excluding revenue from the foreign customer, hardware revenues decreased from approximately 89% of net revenue in 1995 to approximately 66% of net revenue in 1996. The decrease of hardware sales was primarily due to increased acceptance of software security products and the focus on selling

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

software through the indirect channel. In addition, maintenance revenues, reflected in hardware revenues, decreased from 13% of revenue in 1995 to 10% of revenue in 1996. The majority of maintenance revenue is derived from hardware products, and the decline in hardware revenue for the same period resulted in lower maintenance revenue.

  Gross Margin. Cost of revenue consists primarily of production, amortization of capitalized engineering, installation, warranty and customer service costs. Gross margin decreased from 63% of net revenue in 1994 to 57% of net revenue in 1995 and then increased to 60% of net revenue in 1996. The decrease in gross profit during 1995 resulted from increased sales of hardware and software products through indirect sales channels. Indirect sales channels, which have higher distribution costs, accounted for 5% of net revenue in 1994 compared to 17% of net revenue in 1995. The higher gross margin in 1996 was attributable to the increase in software revenue as a percentage of net revenue, and was partially offset by the increased amortization of capitalized engineering and the reduced margins from the increase in indirect sales. It is AssureNet's policy to amortize capitalized engineering projects over periods ranging from twelve to thirty-six months. Amortization for capitalized engineering amounted to $89,000, $203,000 and $422,000 in 1994, 1995 and 1996,
respectively. Indirect sales accounted for 34% of net revenue in 1996. Additionally, a large sale of hardware-based network security products to a foreign customer reduced gross margin, as it included a large amount of third-party equipment. AssureNet offers its distribution channel discounts ranging from 25% to 36%. In the first quarter of 1997, AssureNet intends to modify this discount structure in connection with the modification of its distribution strategy and particularly in light of the termination of AssureNet and Ingram's distribution relationship. Excluding the gross margin attributable to the large sale to the foreign customer, gross margin would have been $7.0 million or 64% of net revenue, primarily due to enhanced software and international sales which have higher gross margins than hardware and North American sales.

  Research and Development. Research and development expenses consist primarily of engineering personnel, third-party developers and related overhead costs. Research and development expenses increased 58% from $758,000 in 1994 to $1.2 million in 1995 and again increased 56% to $1.9 million in 1996. For these periods, research and development represented 6%, 11% and 14% of net revenue, respectively. The significant increase in research and development expenses resulted from employing additional engineering staff to design new software products and enhancements to the existing products and expensed third-party development costs. AssureNet anticipates that research and development costs will continue to increase in future periods.

  Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, travel and other selling related expenses. Sales and marketing expenses increased 64% from $3.6 million in 1994 to $5.9 million in 1995 and again increased 42% to $8.3 million in 1996, representing 30%, 51% and 62% of net revenue, respectively. The increase in 1995 was caused by the addition of 17 new sales personnel and the development of a marketing communications program and a partnering program. The further increase in dollar amount in 1996 was due primarily to the hiring of additional sales and marketing employees to support the transition to the indirect channel, additional investment in international operations, increased commissions and the development of a marketing communications/awareness program offset partially by a decrease in sales expenses related to the direct sales effort. Particularly as AssureNet reevaluates its sales and marketing strategies with respect to direct and indirect distribution channels, AssureNet anticipates that sales and marketing expenses will continue to increase.

  General and Administrative. General and administrative expenses consist primarily of personnel costs for administration, finance, human resources, information systems and general management including salaries, benefits, and related costs, legal, auditing and other expenses. General and administration expenses increased 38% from $1.3 million in 1994 to $1.8 million in 1995 and again increased 34% to $2.4 million in 1996, representing 11%, 16% and 18% of net revenue, respectively. The increase in 1995 was primarily attributable to recruitment fees for key executives and certain financial advisory fees. The increase in 1996 was primarily due to additional personnel and increases in salaries, benefits, depreciation, and audit and legal fees, particularly associated with AssureNet's prior attempt at a business combination with another company.

  Other Expenses. In the first two quarters of 1996 AssureNet incurred substantial expenses relating to an attempted initial public offering ("IPO"). The expenses consisted primarily of legal and accounting fees.

  Provisions for Income Taxes. AssureNet accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS 109 requires AssureNet to record an asset with respect to the future value of its net operating loss carryforwards. The provision for income taxes takes into account the effects of foreign income taxes and federal and state income taxes affected by the utilization of various carryforwards and credits. As of December 31, 1995 and 1996, AssureNet had $1.56 million and $3.0 million of deferred tax assets for application against future taxable income. An AssureNet's history of losses makes the realization of its net operating loss carryforwards uncertain, AssureNet has offset a valuation allowance against its deferred tax asset. Income taxes decreased from a provision of $696,000 in 1994 to a provision of $303,000 in 1995 and a benefit of $40,000 in 1996. Income taxes as a percentage of pre-tax income were 38%, 13% and 1% in 1994, 1995 and 1996, respectively. The decrease in taxes in 1995 is related to decreased profitability in AssureNet's United Kingdom subsidiary. The decrease in taxes in 1996 is primarily attributable to AssureNet's increased losses.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, AssureNet has financed its operations primarily through the sale of preferred stock totalling approximately $8.7 million, bank debt and cash generated from operations. In 1994, $1.3 million of cash was provided by operations while in 1995 and 1996, respectively, $1.3 million and $2.8 million of cash was used in operations. In 1994, the cash provided was used to support AssureNet's working capital requirements. The cash used during 1995 was provided by cash reserves, bank debt and increases in accounts payable and accrued liabilities. In 1994 and 1995, AssureNet experienced significant growth in receivables, accompanying AssureNet's increased sales volume in the final quarter of each such year, which was partially offset by increases in accounts payable and other current liabilities. Cash was provided for operations in 1996 from the sale of redeemable convertible preferred stock for net proceeds of $4.8 million.

  In 1994, 1995 and 1996, AssureNet's investing activities have consisted entirely of purchases of property and equipment. In those periods, AssureNet used $220,000, $600,000 and $1.3 million, respectively, of cash to purchase property and equipment, primarily for personal computers, office furniture, leasehold improvements and for expanding network capabilities for AssureNet's growing employee base. In addition, in 1994, 1995 and 1996, AssureNet incurred $210,000, $256,000 and $346,000, respectively, for capitalized contract engineering costs. AssureNet expects that the rate of purchases of property and equipment will increase as AssureNet's employee base grows. AssureNet's principal commitments consist primarily of leases on its headquarters and United Kingdom facilities, its internal management information systems and its telephone system. See Note 5 of Notes to Consolidated Financial Statements.

  To date, AssureNet has not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk.

  At December 31, 1996, AssureNet had $494,000 in cash and cash equivalents and short-term investments and $(1.3) million of working capital. As of December 31, 1996, AssureNet was operating under a $4 million bank line of credit agreement, secured by the assets of AssureNet, that permits borrowing of 80% of eligible domestic accounts receivable. Eligible domestic accounts receivable are defined as those outstanding less than 90 days. Certain accounts receivable are also specifically excluded from the definition of both domestic and foreign accounts receivable. Borrowings bear interest at the bank's prime rate plus 0.5% (8.75% in total at December 31, 1996). There were $735,000 in borrowings outstanding under the line of credit as of December 31, 1996. In January 1997, AssureNet entered into a new credit facility with Imperial Bank, pursuant to which AssureNet paid in full its old line of credit. The new credit facility provides for a $2,500,000 revolving line of credit, expiring in December 1997 and a $750,000 non-revolving equipment line, expiring in December 1999. Both lines are secured by the assets of AssureNet, including intellectual property, and AssureNet is required to meet certain financial covenants in order to remain in good standing under the credit facility. As of February 5,

1997, AssureNet was not in compliance with these covenants and the bank had agreed to waive such non-compliance through March 31, 1997. Borrowings on each of the loans bear interest at Imperial Bank's prime rate plus 1.5% and 2.0%, respectively. As of March 3, 1997, there were $585,000 in borrowings outstanding under the line of credit and $440,000 in borrowings outstanding under the equipment line. In connection with the new credit facility, AssureNet issued Imperial Bank a warrant for 35,000 shares of AssureNet Common Stock to expire in January 2002. As a result of AssureNet's recent losses, there can be no assurance that AssureNet will be able to draw additional capital from the new credit facility or obtain additional working capital on terms acceptable to AssureNet or at all.

                       PRINCIPAL SHAREHOLDERS--ASSURENET

  The following table sets forth certain information regarding the beneficial ownership of AssureNet's Common Stock as of January 3, 1997, by (i) each person who is known by AssureNet to beneficially own more than 5% of AssureNet's Common Stock, (ii) each of AssureNet's directors, (iii) each of the Chief Executive Officer and the four other most highly compensated executive officers and (iv) all current executive officers and directors as a group.

                                      AMOUNT AND NATURE OF
                                     BENEFICIAL OWNERSHIP(1)
                              -------------------------------------
                              NUMBER OF     NUMBER OF SHARES OF
                              SHARES OF       PREFERRED STOCK       APPROXIMATE
                               COMMON   ---------------------------   PERCENT
BENEFICIAL OWNER              STOCK(1)  SERIES A SERIES B SERIES C   OWNED(2)
----------------              --------- -------- -------- --------- -----------
Weiss, Peck & Greer Venture     341,464     --       --   1,579,269    16.4%
Capital Funds(3)............
c/o Weiss, Peck & Greer
Venture Partners
555 California Street, Suite
3130
San Francisco, CA 94104
Melvin Schwartz(4)..........    546,582 707,582      --         --     11.0%
Leonard & Ilene                 521,844 521,844   10,305        --      9.3%
Birkwood(5).................
24 Taupo Bay Road
RD 1, Mangonni
Northland, New Zealand
Menlo Ventures Capital          170,731     --       --     789,634     8.3%
Funds(6)....................
c/o Menlo Ventures
Building 4, Suite 100
Menlo Park, CA 94025
Unco Ventures, Ltd.(7)......        --      --   839,695        --      7.4%
Genesis Fund, Ltd.
c/o Acorn Ventures, Inc.
520 Post Oak Boulevard,
Suite 130
Houston, TX 77027
Charles E. Erickson(8)......    750,000     --       --         --      6.2%
Oak Investment Partners             --      --   675,000        --      5.9%
III,........................
 a Limited Partnership
One Gorham Island
Westport, CT 06880
Mohr, Davidow Ventures I....        --      --   575,000        --      5.1%
3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, CA 94025
Philip D. Black(3)..........    341,464     --       --   1,579,269    16.4%
Ainslie J. Mayberry(9)......    496,138  27,054      --         --      4.6%
Wesley Raffel(10)...........    270,150     --       --         --      2.3%
Harry J. Saal(11)...........    185,000     --       --         --      1.6%
Edward Birss(12)............    150,000     --       --         --      1.3%
Douglas M. Stone(13)........     65,000     --       --         --        *
All Directors and executive
officers as a group
(9 persons)(14).............  3,049,389 734,636      --   1,579,269    41.0%

--------
  *  Less than 1%.
 (1) Not including AssureNet Preferred Stock.
 (2) Percent of outstanding shares of Common Stock, assuming conversion of AssureNet Series A, Series B and Series C Preferred Stock into Common Stock as set forth in "Description of Assure Net Capital Stock" herein.
 (3) Includes 862,281 shares of Series C Preferred (as converted) owned by WPG Enterprise Fund II, L.P. ("WPGEFII") along with 186,439 shares of Common Stock subject to a warrant exercisable within sixty (60) days of January 3, 1997, and 716,988 shares of Series C Preferred (as converted) owned by Weiss, Peck & Greer Venture Associates III, L.P. ("WPGVAIII"), along with 155,025 shares of Common Stock subject to a warrant exercisable within sixty (60) days of January 3, 1997. Mr. Philip Black, a Director of the Company, is a general partner of WPG Venture Partners III, L.P., the general partner of WPGEFII and WPGVAIII. As such, Mr. Black may be deemed to share voting and investment power with respect to such shares. Mr. Black disclaims beneficial ownership of such shares except to the extent of his interest in such shares arising from his interests in the entities referred to herein. Because the Company did not meet certain financial goals set forth in the Company's Articles of Incorporation, as of December 31, 1996, each share of Series C Preferred will, upon conversion, convert into 1.85 shares of Common Stock. Thus the share and percentage numbers in the Principal Shareholders Table have been adjusted to reflect such conversion.
 (4) Includes 500,582 shares of Common Stock and 601,582 shares of Series A Preferred held in trust for the benefit of Mr. Schwartz and his wife. Also includes 46,000 shares of Common Stock and 106,000 shares of Series A Preferred held in the name of Columbia University over which Mr. Schwartz has indirect voting control.
 (5) Includes 1,300 shares of Common Stock, 1,300 shares of Series A Preferred and 10,305 shares of Series B Preferred owned by Leonard Birkwood.
 (6) Includes 777,964 shares of Series of C Preferred (as converted) owned by Menlo Ventures VI, L.P. along with 168,170 shares of Common Stock subject to a warrant exercisable within sixty (60) days of January 3, 1997 and 11,670 shares of Series C Preferred (as converted) owned by Menlo Entrepreneurs Fund VI, L.P. along with 2,561 shares of Common Stock subject to a warrant exercisable within sixty (60) days of January 3, 1997.
 (7) Comprises 540,000 shares owned by Unco Ventures, Ltd. and 299,695 shares owned by Genesis Fund, Ltd.
 (8) Includes 750,000 shares subject to stock options within sixty (60) days of January 3, 1997. Mr. Erickson exercised his options for all 750,000 shares on February 28, 1997.
 (9) Includes 3,334 shares subject to stock options exercisable within sixty
     (60) days of January 3, 1997 and 6,500 shares of Common Stock held by Ryan Mayberry, 6,500 shares of Common stock held by Nicholas Mayberry, 6,500 shares of Common Stock held by John Nagel and 1,000 shares of Common Stock held by Monica Nagel, all of whom reside with Ms. Mayberry. Also includes 472,304 shares of Common Stock and 27,054 shares of Series A Preferred held by the Ainslie Jill Mayberry Trust of which Ms. Mayberry is the sole trustee.
(10) Includes 220,150 shares subject to stock options exercisable within sixty
     (60) days of January 3, 1997. Mr. Raffel left AssureNet in January 1996, but will continue to provide consulting services and vest in his stock options for a period of six (6) months.
(11) Includes 60,000 shares subject to stock options exercisable within sixty
     (60) days of January 3, 1997. Mr. Saal disclaims beneficial ownership of 32,500 shares of Common Stock held by the Jessica Lynn Saal 1990 Trust and 32,500 shares of Common Stock held by the Nathaniel Mark Saal 1990 Trust.
(12) Includes 150,000 shares of subject to stock options exercisable within sixty (60) days of January 3, 1997.
(13) Mr. Stone resigned as President, Chief Executive Officer and director as of July 29, 1996.
(14) See Notes 3, 4, 9, 10, 11, and 12 above.

                      DESCRIPTION OF AXENT CAPITAL STOCK

  AXENT's authorized capital stock consists of 50,000,000 shares of Common Stock, $.02 par value per share, and 5,000,000 shares of Preferred Stock, $.02 par value per share. There are no shares of Preferred Stock outstanding.

COMMON STOCK

  At December 31, 1996, there were 10,130,064 shares of Common Stock outstanding and held of record by approximately 150 stockholders. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of Common Stock, voting as a single class, are entitled to elect all of the directors of AXENT. Matters submitted to stockholder approval generally require a majority vote.

  Holders of Common Stock are entitled to receive, subject to the preferential rights of holders of outstanding stock having preferential rights as to dividends, such dividends as may be declared by the Board of Directors out of funds legally available therefor. "In the event of a liquidation, dissolution or winding up of AXENT, holders of Common Stock would be entitled to share in AXENT's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of preferred stock, if any. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security and have no redemption rights. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which AXENT may designate and issue in the future.

PREFERRED STOCK

  AXENT has the authority to issue up to 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue, without any further action by the stockholders (except as may be required by applicable law or stock exchange regulations), the Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Although the ability of the Board of Directors to designate and issue Preferred Stock provides desirable flexibility, issuance of Preferred Stock may have adverse effects on the holders of Common Stock including restrictions on dividends on the Common Stock if dividends on the Preferred Stock have not been paid; dilution of voting power of the Common Stock to the extent the Preferred Stock has voting rights; or deferral of participation in AXENT's assets upon liquidation until the satisfaction of any liquidation preference granted to holders of the Preferred Stock. In addition, issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the voting power of the outstanding capital stock and accordingly may be used as an "anti-takeover" device. The Board of Directors, however, currently does not contemplate the issuance of any Preferred Stock and is not aware of any pending transactions that would be affected by such issuance.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for AXENT's Common Stock is Boston EquiServe LP.

LISTING

  Shares of AXENT Common Stock currently trade on The Nasdaq National Market under the symbol "AXNT." The shares offered hereby have been submitted for approval.

                    DESCRIPTION OF ASSURENET CAPITAL STOCK

  The authorized capital stock of AssureNet consists 33,276,321 of shares of Common Stock and 6,723,679 shares of Preferred Stock, 1,947,689 shares of which are designated as Series A Preferred, 3,495,500 shares of which are designated as Series B Preferred and 1,280,490 shares of which are designated Series C Preferred.

COMMON STOCK

  As of January 6, 1997, there were 3,543,770 shares of AssureNet Common Stock outstanding and held of record by approximately 175 shareholders. Certain holders of AssureNet Stock have preemptive rights pursuant to a right of first offer but have no right to convert AssureNet Common Stock into any other securities. Such right of first offer shall be terminated prior to consummation of the Merger. All outstanding shares of AssureNet Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

  As of January 3, 1997, there were 1,947,689 shares of Series A Preferred issued and outstanding, 3,495,500 shares of Series B Preferred issued and outstanding and 1,280,488 shares of Series C Preferred issued and outstanding. The principal rights, privileges and preferences of the issued and outstanding shares of AssureNet Preferred Stock are set forth below.

 Dividends

  Dividends accrue annually on each share of AssureNet Preferred Stock commencing with the date such share is issued, when, as and if declared by the AssureNet Board paid out of any assets legally available therefor, (i) at an annual rate of $.09 per share with respect to shares of Series A Preferred,
(ii) at an annual rate of $.10 per share with respect to shares of Series B Preferred and (iii) at an annual rate of $.41 per share with respect to shares of Series C Preferred. All dividends are non-cumulative. If any such dividends are declared, AssureNet must satisfy a dividend preference, with dividends to be paid first to holders of Series C Preferred, then to holders of Series B Preferred, then to holders of Series A Preferred and subsequently holders of Common Stock may be paid dividends when, as and if declared by the AssureNet Board, such dividends also being non-cumulative. Such dividend amounts to be paid may be greater than that specified if so declared by the Board.

 Liquidation

  (a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of AssureNet (which, as defined in AssureNet's Articles of Incorporation, would include the Merger) holders of the Series C Preferred, then Series B Preferred and then Series A Preferred are entitled to receive, prior and in preference to any distribution of any assets of AssureNet to the holders of AssureNet Common Stock, $4.10 and $1.00 and $.90 per share, respectively, plus all declared and unpaid dividends. After the holders of AssureNet Preferred Stock have received the full amount of their liquidation preference, the holders of AssureNet Common Stock and the holders of AssureNet Preferred Stock shall be entitled to receive all remaining assets of AssureNet available for distribution, pro rata based on the number of shares of AssureNet Common Stock held by each (assuming conversion of all shares of Series A, Series B and Series C Preferred into AssureNet Common Stock). However, if the AXENT Share Value is less than $13.00, then each share of actually outstanding AssureNet Common Stock (assuming no effective conversion of the Series A, Series B or Series C Preferred Stock under the liquidation preference formulas otherwise in effect pursuant to AssureNet's Articles of Incorporation) will be converted into a fraction of a share of AXENT Common Stock equal to the Common Stock Conversion Ratio (the "Fraction") plus a cash amount (in the aggregate referred to as the "Allocation") equal to the difference between (i) $13.00 times the fraction of a share of AXENT Common Stock into which such share of Common Stock would have been converted if the AXENT Share Value had been $13.00 and (ii) the AXENT Share Value times the Fraction.

  (b) Determination of value. The value of the assets to be distributed in the event of a liquidation, dissolution or winding up of AssureNet shall be determined by the AssureNet Board, provided that any securities to be delivered shall be valued as follows:

    (1) Securities not subject to investment letter or other similar restrictions on free marketability:

      (i) If traded on a securities exchange or through The Nasdaq National Market, the value shall be deemed to be the value determined according to a formula decided upon by the Assure Net Board;

      (iii) If traded over-the-counter, the value shall be deemed to be the value determined according to a formula decided upon the AssureNet Board;

      (iii) If there is no public market, the value shall be the fair market value thereof, as mutually determined by AssureNet and the holders of at least a majority of the voting power of all the then outstanding shares of Preferred Stock, including a majority of the voting power of the Series C Preferred Stock, voting separately as a class, which voting power shall be determined in accordance with AssureNet's Articles of Incorporation.

    (2) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (1)(i), (ii) or (iii) to reflect the approximate fair market value thereof, as mutually determined by AssureNet and the holders at least a majority of the voting power of all then outstanding shares of Preferred Stock, including a majority of the voting power of the Series C Preferred Stock, voting separately as a class, which voting power shall be determined in accordance with AssureNet's Articles of Incorporation.

 Redemption

  On each of March 1, 2000, March 1, 2001, March 1, 2002 and March 1, 2003, each individual holder of the outstanding shares of AssureNet Series C Preferred Stock may request the redemption of such holder's outstanding Series C Preferred Stock in amounts equal to twenty-five percent (25%) on the first Redemption Date, thirty-three and one-third percent (33 1/3%) on the second Redemption Date and fifty percent (50%) on the third Redemption Date. Upon receipt of such request, AssureNet is obligated to redeem such shares to the extent funds are available therefor. The redemption price for the Series C Preferred is $4.10 per share, plus all declared but unpaid dividends on the shares being redeemed.

 Conversion

  Each share of the Series A Preferred and Series B Preferred is presently convertible into one share of AssureNet Common Stock, and each share of Series C Preferred is presently convertible into 1.85 shares of AssureNet Common Stock, with the Series B and Series C Preferred being subject to anti-dilution adjustment provisions.

 Certain Protective Provisions

  In addition to any other rights provided by law or agreement, so long as twenty-five percent (25%) or more of the shares of Series A Preferred, Series B Preferred and Series C Preferred originally issued are outstanding, AssureNet may not, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred, Series B Preferred and Series C Preferred, voting together as a single class and on an as-converted basis, and, with respect to the Series C Preferred, voting together as a separate class on an as-converted basis:

    (a) sell or convey all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of AssureNet is disposed of;

    (b) alter or change the rights, preferences or privileges of the shares of Series A, Series B or Series C Preferred Stock;

    (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series A, Series B or Series C Preferred Stock;

    (d) authorize or issue, or obligate itself to issue, any other equity security (including any other security convertible into or exercisable for any equity security) having a preference over the Series A, Series B or Series C Preferred Stock with respect to voting, dividends or upon liquidation;

    (e) declare or pay a dividend on, or otherwise make a distribution with respect to any shares, other than the Series A, Series B or Series C Preferred Stock, except for employee repurchases of capital stock on termination; or

    (f) voluntarily elect to liquidate, dissolve or wind-up.

VOTING RIGHTS

  Subject to the protective provisions described above and except as otherwise required by law, the holders of the Series A Preferred, Series B Preferred, Series C Preferred and AssureNet Common Stock are entitled to notice of any shareholders' meeting and to vote together as one class upon any matter submitted to the shareholders for a vote on the following basis:

    (a) Common Vote. Each shareholder of AssureNet Common Stock issued and outstanding shall have one vote.

    (b) Preferred Vote. .Each holder of Preferred Stock shall have a number of votes equal to the number of shares of AssureNet Common Stock into which such AssureNet Preferred Stock is convertible.

  So long as twenty-five percent (25%) or more, respectively, of each of the shares of Series B Preferred and Series C Preferred originally issued are outstanding, such shares shall be entitled to certain rights with respect to election of directors.

                   COMPARISON OF RIGHTS OF HOLDERS OF AXENT
              COMMON STOCK AND HOLDERS OF ASSURENET CAPITAL STOCK

  Upon consummation of the Merger, the holders of AssureNet Stock will become holders of AXENT Common Stock. AXENT is a Delaware Corporation and is bound by the DGCL and AssureNet is a California corporation and is bound by the CGCL. In addition, the charter and bylaws of AXENT differ from those of AssureNet in several significant respects. The differences between the charters and bylaws of AXENT and AssureNet and the DGCL and the CGCL will ultimately result in changes in the rights of holders of AssureNet Stock. The following is a summary of some of the important distinctions between the charter documents of AXENT and AssureNet and between DGCL and CGCL. It is not practical to summarize all such differences in the Prospectus/Proxy Statement, but some of the principal differences which could materially affect the rights of holders of AXENT Common Stock and holders of AssureNet Common Stock include the following:

CAPITALIZATION

  The Articles of Incorporation of AssureNet currently provide that AssureNet is authorized to issue up to 33,276,321 shares of AssureNet Common Stock, and 6,723,679 shares of AssureNet Preferred Stock, of which AssureNet is authorized to issue 1,947,689 shares of Series A Preferred, 3,495,500 shares of Series B Preferred and 1,280,490 shares of Series C Preferred. The Certificate of Incorporation of AXENT currently provides that AXENT is authorized to issue up to 30,000,000 shares of AXENT Common Stock, and 3,000,000 shares of Preferred Stock (the "AXENT Preferred"). The AXENT Board is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of AXENT Preferred, and to fix the number of shares of any series of AXENT Preferred and the designation of any such series of AXENT Preferred. Further, the AXENT Preferred may be issued from time to time in one or more series. At present, AXENT has no plans to issue any such shares of AXENT Preferred.

CONVERSION OF ASSURENET STOCK

  As of the Effective Time, holders of AssureNet Preferred Stock shall no longer be entitled to certain rights previously provided for in AssureNet's Articles of Incorporation. Such rights include, among other matters,
(i) accruing dividends, when and as declared, on a non-cumulative basis, at
(a) an annual rate of $.09 per share with respect to Series A Preferred, (b) an annual rate of $.10 per share with respect to Series B Preferred and (c) an annual rate of $.41 per share with respect to Series C Preferred; (ii) a liquidation preference (a) equal to $.90 for each share of Series A Preferred, plus an amount equal to the total of all declared but unpaid dividends on the Series A Preferred, (b) equal to $1.00 for each share of Series B Preferred, plus an amount equal to the total of all declared but unpaid dividends on the Series B Preferred and (c) equal to $4.10 for each share of Series C Preferred, plus an amount equal to the total of all declared but unpaid dividends on the Series C Preferred; (iii) the right to vote separately on certain corporate actions; (iv) certain anti-dilution adjustment upon dilutive issuances of AssureNet Stock; and (v) the right to cause the redemption of shares of AssureNet Preferred Stock.

LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES OR OTHER AGENTS

  Under the DGCL, Delaware corporations are permitted to adopt a provision in their certificate of incorporation reducing or eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of the duty of loyalty). California corporations are permitted under CGCL to adopt a similar provision. The Certificate of Incorporation of AXENT provides for limitations on directors' liability to the fullest extent permissible under the DGCL. AssureNet has adopted a similar provision in its Articles of Incorporation eliminating the personal liability of AssureNet's directors for monetary damages to the fullest extent under the CGCL.

  Under the DGCL, Delaware corporations are permitted to adopt a provision in their certificates of incorporation indemnifying any of their officers, directors, employees or other agents, who are parties to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or other agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization provided that such officer, director, employee or other agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. California corporations are permitted under CGCL to adopt a similar provision and AssureNet has adopted such a provision providing for such protections. The Bylaws of AXENT provide for indemnification of officers, directors, employees or other agents to the maximum extent and in the manner permitted by the DGCL. AssureNet has adopted a similar provision in its Bylaws, providing for indemnification of any officer, director, employee or other agent as to those liabilities and on those terms and conditions as are specified in the CGCL.

AMENDED BYLAWS

  The Certificate of Incorporation of AXENT provides that the AXENT Board is expressly authorized to adopt, amend or repeal the Bylaws of AXENT. The Articles of Incorporation of AssureNet contain no similar provision although the Bylaws of AssureNet and the CGCL permits such actions by the AssureNet Board, except for certain limitations provided in the Bylaws of AssureNet and CGCL.

SIZE OF THE BOARD OF DIRECTORS

  The DGCL permits the board of directors to change the authorized number of directors by amendment to the bylaws or in the manner provided in the bylaws, unless the number of directors is fixed in the certificate of incorporation, in which case a change in the number of directors can be made only by amendment to the certificate of incorporation. The number of directors of AXENT is currently fixed at six. Under the CGCL, although changes in the number of directors must in general be approved by the shareholders, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if the stated range has been approved by the shareholders. The Bylaws of AssureNet currently provide for a range of three to five directors, with the number currently fixed at three. The number of directors may be changed by an amendment to the AssureNet Bylaws adopted by the shareholders entitled to exercise a majority of the voting power provided that any amendment reducing the number of directors to fewer than five cannot be adopted if the votes cast against its adoption are equal to or greater than sixteen and two-thirds percent of the outstanding shares.

CLASSIFIED BOARD OF DIRECTORS

  A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. The DGCL permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. The Certificate of Incorporation of AXENT provides for a classified board of directors. Under the CGCL, directors generally must be elected annually; however, a "listed" corporation with (1) outstanding securities listed on the New York or American Stock Exchange or (2) a class of securities designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. if the corporation has at least eight hundred holders of its equity securities is permitted to adopt a classified board. AssureNet's Articles of Incorporation do not provide for a classified board of directors.

REMOVAL OF DIRECTORS

  Under the DGCL, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed without cause by a majority stockholder vote. In contrast, under the CGCL, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no directors may be removed (unless the entire board is removed) if the number of votes cast against the removal would be sufficient to elect the directors under cumulative voting.

CUMULATIVE VOTING FOR DIRECTORS

  Under the DGCL, cumulative voting in the election of directors is not available unless specifically provided in the certificate of incorporation. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. AXENT has not provided for cumulative voting in its Certificate of Incorporation. In contrast, the CGCL provides that any shareholder is entitled to cumulate his or her vote in the election of directors upon proper notice of his or her intention to do so. However, a "listed" corporation (as defined above in section entitled "Classified Board of Directors") may eliminate shareholders' cumulative voting rights. AssureNet has not eliminated the right of cumulative voting.

LOANS TO OFFICERS AND EMPLOYEES

  Under the DGCL, a corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation. Under the CGCL, any such loan or guaranty to or for the benefit of the director or officer of the corporation or any of its subsidiaries requires approval of the shareholders unless such loan or guaranty is provided under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, under the CGCL, shareholders of any corporation with one hundred or more shareholders of record may approve a bylaw authorizing the board of directors alone to approve a loan or guaranty to or on behalf of an officer (whether or not a director) if the board determines that such a loan or guaranty may reasonably be expected to benefit the corporation.

POWER TO CALL SPECIAL MEETING OF STOCKHOLDERS

  Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. AXENT's Bylaws provide that special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or the Chief Executive Officer. In contrast, under the CGCL, a special meeting of the shareholders may be called by the Board of Directors, the Chairman of the Board, the President, the holders of shares entitled to cast not less than ten percent of the votes at such meeting or such additional persons as may be provided in the articles or bylaws. According to the AssureNet Bylaws, a special meeting of the shareholders may be called by the Board of Directors, the Chairman of the Board, the President, by any officer instructed by the Board of Directors to call a meeting or by the holders of shares entitled to cast not less than ten percent of the votes at the meeting being called.

INSPECTION OF STOCKHOLDER LIST

  Both the DGCL and the CGCL allow any holder to inspect the stockholder list for a purpose reasonably related to such person's interest as a stockholder. The CGCL provides, in addition, an absolute right to inspect and copy the corporation's shareholder list by a person or persons holding five percent or more of a corporation's voting shares, or any shareholder or shareholders holding one percent or more of such shares who has filed certain documents with the SEC relating to the election of directors. The DGCL does not provide for any such absolute right of inspection.

DIVIDEND AND REPURCHASE SHARES

  The DGCL permits a corporation, unless otherwise restricted by its certificate of incorporation, to declare and pay dividends out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal years as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. The ability of a Delaware corporation to pay dividends on, or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value.

  Under the CGCL, a corporation may not make any distribution (including dividends, whether in cash or in other property, and repurchase of its shares) unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of good will, capitalized research and development expenses and deferred charges) would be at least equal to one and one quarter times it liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets, as defined, would be at least equal to its current liabilities (or one and one quarter times its current liabilities if the average pre-tax and pre-interest earnings for the preceding two fiscal years were less than the average interest expense for such years). Such tests are applied to California corporations on a consolidated basis. Under the CGCL, there are certain exceptions to the foregoing rule for repurchases of shares in connection with certain recission actions or pursuant to certain employee stock plans.

APPROVAL OF CERTAIN CORPORATE TRANSACTIONS

  Under both the DGCL and CGCL, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the corporation's board of directors and a majority of the outstanding shares entitled to vote. Under the CGCL, similar board and shareholder approval is required in connection with certain additional acquisition transactions.

CLASS VOTING IN CERTAIN CORPORATE TRANSACTIONS

  The DGCL does not generally require separate class votes of all voting classes in order to approve charter amendments, mergers and sales of substantially all assets. The DGCL, however, provides that all classes of stock, even nonvoting classes of stock, vote on charter amendments that adversely affect the rights of holders of such class. Under the CGCL, with certain exceptions, any merger, certain sales of all or substantially all the assets of a corporation and certain transactions must be approved by a majority of the outstanding shares of each class of stock (without regard to limitations on voting rights). In addition, holders of AssureNet Series C Preferred Stock are entitled to a separate class vote on these and certain other matters.

APPRAISAL RIGHTS

  Under the DGCL and the CGCL, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters' or to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. The limitations on the availability of appraisal rights under the DGCL are different from those under CGCL. Under the DGCL, appraisal rights are generally not available to (i) stockholders with respect to the sale, lease or other exchange of all or substantially all of the assets of a corporation; (ii) stockholders with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than two thousand holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than two thousand holders; or (iii) stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because, among other things, the number of shares to be issued in the merger does not exceed twenty percent of the shares of the surviving corporation outstanding immediately prior to the merger, and if certain other conditions are met.

  The limitations on the availability of dissenters' rights under the CGCL are different from the availability of appraisal rights under the DGCL. Shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governor of the Federal Reserve System generally do not have such dissenters' rights unless the holders of at least five percent of the class of outstanding shares claim the right. Appraisal rights are unavailable, however, if the shareholders of a corporation or the corporation itself, or both, immediately prior to a reorganization shall own (immediately after the reorganization) more than five-sixths of the voting power of the surviving or acquiring corporation or its parent.

  Dissenters' rights are available to shareholders of AssureNet with respect to the Merger. See "The Merger--Dissenters' Rights."

DISSOLUTION

  Under the DGCL, a dissolution must be approved by stockholders holding one hundred percent of the total voting power or the dissolution must be initiated by the board of directors and approved by a simple majority of stockholders of the corporation. Under the CGCL, shareholders holding fifty percent or more of the voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors and this right may not be modified by the articles of incorporation.

                                 LEGAL MATTERS

  The validity of the shares of AXENT Common Stock to be issued in connection with the Merger and certain tax consequences associated with the Merger will be passed upon for AXENT by Piper & Marbury L.L.P., Washington. D.C.

  Certain tax consequences associated with the Merger will be passed upon for AssureNet by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

  The consolidated balance sheets of AXENT as of December 31, 1994, 1995, and 1996 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus/Proxy Statement have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The audited consolidated financial statements of AssureNet as of December 31, 1995 and 1996 and for the years then ended, included in this Prospectus/Proxy Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated financial statements of AssureNet as of December 31, 1994 and for the year ended December 31, 1994, included in this Prospectus/Proxy Statement have been audited by Frank, Rimerman & Co. LLP independent public accountants, as indicated in their report with respect thereto, and are included herein by reliance upon the authority of said firm as experts in giving said report.

                   CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

  In November 1995, AssureNet's Board of Directors retained Arthur Andersen LLP as its independent public accountants and replaced AssureNet's former auditors, Frank, Rimerman & Co. LLP. The financial statements for the year ended December 31, 1994 were audited by Frank, Rimerman & Co. LLP and their reports thereon contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or application of accounting principles. The decision to change independent accountants was approved by resolution of the Board of Directors and there were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to AssureNet's consolidated financial statements for the fiscal year ended December 31, 1994 or up through the time of dismissal which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Arthur Andersen LLP, AssureNet had not consulted with Arthur Andersen LLP regarding accounting principles.

                                 OTHER MATTERS

  As of the date of this Prospectus/Proxy Statement, the AssureNet Board does not know of any other matters to be presented for action by the shareholders at the AssureNet Special Meeting. If, however, any other matters not now known are properly brought before the AssureNet Special Meeting, the AssureNet proxy holders will vote upon the sale according to their discretion and best judgment.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Consolidated Financial Statements of AXENT
AXENT TECHNOLOGIES, INC.
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 ............  F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996 ....................................................  F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996 .................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996 ....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
Financial Statements of Business Acquired
ASSURENET PATHWAYS, INC. AND SUBSIDIARIES
Reports of Independent Public Accountants
  Report of Arthur Andersen LLP.......................................... F-23
  Report of Frank, Rimerman & Co., LLP................................... F-24
Consolidated Balance Sheets as of December 31, 1995 and 1996 ............ F-25
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996 .................................................... F-26
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and 1996 ................................. F-27
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996 .................................................... F-28
Notes to Consolidated Financial Statements............................... F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of AXENT Technologies, Inc.:

  We have audited the consolidated balance sheets of AXENT Technologies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AXENT Technologies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Washington, D.C.
January 28, 1997

                            AXENT TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                    --------------------------
                      ASSETS                            1995          1996
                      ------                        ------------  ------------
Current assets:
  Cash and cash equivalents........................ $  6,083,000  $ 17,261,000
  Short-term investments...........................          --     18,629,000
  Accounts receivable, net of allowance for
   doubtful accounts of $297,000 and $318,000,
   respectively....................................    5,071,000     4,826,000
  Prepaid expenses and other current assets........      338,000       568,000
                                                    ------------  ------------
    Total current assets...........................   11,492,000    41,284,000
                                                    ------------  ------------
Property and equipment, net (note 4)...............    1,097,000     1,417,000
Other assets.......................................       57,000     1,300,000
                                                    ------------  ------------
  Total assets..................................... $ 12,646,000  $ 44,001,000
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Current liabilities:
  Accrued liabilities and accounts payable (note
   7).............................................. $  5,035,000  $  6,361,000
  Current portion of long-term debt (notes 3 and
   5)..............................................      900,000           --
  Deferred revenue.................................    2,290,000     3,029,000
  Net identifiable liabilities from discontinued
   operations (note 2).............................    1,319,000       163,000
                                                    ------------  ------------
    Total current liabilities......................    9,544,000     9,553,000
Long-term deferred revenue, net of current
 portion...........................................      126,000           --
                                                    ------------  ------------
    Total liabilities..............................    9,670,000     9,553,000
                                                    ------------  ------------
Commitments and contingencies (note 8)
Stockholders' equity: (notes 2, 9, and 10)
  Common stock, par value $0.02: 7,953,464 and
   10,130,064 shares issued, respectively..........      159,000       203,000
  Additional paid-in capital.......................   22,133,000    47,909,000
  Accumulated deficit..............................  (19,277,000)  (13,597,000)
  Currency translation adjustments.................      (39,000)      (67,000)
                                                    ------------  ------------
    Total stockholders' equity.....................    2,976,000    34,448,000
                                                    ------------  ------------
  Total liabilities and stockholders' equity....... $ 12,646,000  $ 44,001,000
                                                    ============  ============

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                            AXENT TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1994         1995         1996
                                          -----------  -----------  -----------
Net revenues:
  Product licenses......................  $ 5,832,000  $10,117,000  $16,002,000
  Maintenance and support services......    2,242,000    3,174,000    3,885,000
  Consulting services...................      520,000    1,437,000    2,210,000
                                          -----------  -----------  -----------
    Total net revenues..................    8,594,000   14,728,000   22,097,000
                                          -----------  -----------  -----------
Cost of net revenues:
  Product licenses......................      989,000      887,000      566,000
  Maintenance and support services......      155,000      697,000      943,000
  Consulting services...................       94,000      163,000      403,000
                                          -----------  -----------  -----------
    Total cost of net revenues..........    1,238,000    1,747,000    1,912,000
                                          -----------  -----------  -----------
Gross profit............................    7,356,000   12,981,000   20,185,000
                                          -----------  -----------  -----------
Operating expenses:
  Sales and marketing...................    5,697,000   11,324,000   12,610,000
  Research and development..............    1,644,000    3,976,000    5,034,000
  General and administrative............    1,048,000    2,393,000    2,483,000
  Write-off of purchased in-process
   research and development.............    4,280,000          --           --
                                          -----------  -----------  -----------
    Total operating expenses............   12,669,000   17,693,000   20,127,000
                                          -----------  -----------  -----------
Income (loss) from continuing operations
 before royalty interest and taxes......   (5,313,000)  (4,712,000)      58,000
Royalty income..........................          --           --     3,321,000
Interest (expense) income...............          --      (129,000)   1,065,000
Income tax benefit (provision) (note
 11)....................................    2,040,000    2,146,000   (1,159,000)
                                          -----------  -----------  -----------
Income (loss) from continuing
 operations.............................   (3,273,000)  (2,695,000)   3,285,000
Income from discontinued operations, net
 of tax (note 2)........................    3,782,000    5,050,000    2,395,000
                                          -----------  -----------  -----------
Net income..............................  $   509,000  $ 2,355,000  $ 5,680,000
                                          ===========  ===========  ===========
Net income (loss) per common share:
  Continuing operations.................  $     (0.36) $     (0.30) $      0.31
  Discontinued operations...............         0.42         0.56         0.23
                                          -----------  -----------  -----------
Net income per common share.............  $      0.06  $      0.26  $      0.54
                                          ===========  ===========  ===========
Weighted average number of common shares
 used in computing net income (loss) per
 common share outstanding...............    9,065,485    9,118,439   10,662,043
                                          ===========  ===========  ===========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                            AXENT TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



                              COMMON STOCK      ADDITIONAL    CURRENCY
                          --------------------   PAID-IN     TRANSLATION   ACCUMULATED
                            SHARES    AMOUNT     CAPITAL     ADJUSTMENT      DEFICIT        TOTAL
                          ---------- --------- ------------  -----------  -------------  ------------
BALANCE, DECEMBER 31,
 1993...................   7,943,439 $ 159,000 $ 28,436,000  $ (552,000)  $ (26,685,000) $  1,358,000
Net income..............         --        --           --          --          509,000       509,000
Stock options exer-
 cised..................         950       --         2,000         --              --          2,000
Foreign currency trans-
 lation gain............         --        --           --       75,000             --         75,000
                          ---------- --------- ------------  ----------   -------------  ------------
BALANCE, DECEMBER 31,
 1994...................   7,944,389   159,000   28,438,000    (477,000)    (26,176,000)    1,944,000
Net income..............         --        --           --          --        2,355,000     2,355,000
Stock options exer-
 cised..................       9,075       --        18,000         --              --         18,000
Foreign currency trans-
 lation gain............         --        --           --       46,000             --         46,000
Spin-off of discontinued
 operations.............         --        --    (6,323,000)    392,000       4,544,000    (1,387,000)
                          ---------- --------- ------------  ----------   -------------  ------------
BALANCE, DECEMBER 31,
 1995...................   7,953,464   159,000   22,133,000     (39,000)    (19,277,000)    2,976,000
Net income..............         --        --           --          --        5,680,000     5,680,000
Issuance of common stock
 (net of costs of
 $960,000)..............   2,000,000    40,000   25,040,000         --              --     25,080,000
Stock options exer-
 cised..................     176,600     4,000      339,000         --              --        343,000
Tax benefit related to
 employee stock op-
 tions..................         --        --       397,000         --              --        397,000
Foreign currency trans-
 lation loss............         --        --           --      (28,000)            --        (28,000)
                          ---------- --------- ------------  ----------   -------------  ------------
BALANCE, DECEMBER 31,
 1996...................  10,130,064 $ 203,000 $ 47,909,000  $  (67,000)  $ (13,597,000) $ 34,448,000
                          ========== ========= ============  ==========   =============  ============


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                            AXENT TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                           1994         1995          1996
                                        -----------  -----------  ------------
Cash flows from operating activities:
 Income (loss) from continuing
  operations..........................  $(3,273,000) $(2,695,000) $  3,285,000
Adjustments to reconcile income (loss)
to net cash provided by operating
activities:
 Depreciation and amortization........      697,000      263,000       692,000
 Write-off of purchased in-process
  research and development............    4,280,000          --            --
 Change in deferred income taxes .....          --           --       (400,000)
 Provision for losses on accounts
  receivable..........................      296,000      (18,000)      233,000
 Benefit for income taxes.............   (2,040,000)  (2,146,000)          --
 Tax benefit of stock option
  exercises...........................          --           --       (397,000)
 Amortization of discount on long-term
  debt................................          --       129,000        51,000
 (Increase) decrease in accounts
  receivable..........................   (1,003,000)  (2,565,000)       12,000
 Increase in prepaid expenses and
  other assets........................     (101,000)    (121,000)     (230,000)
 Increase in accrued liabilities and
  accounts payable....................    2,215,000      885,000     1,723,000
 Increase (decrease) in deferred
  revenue.............................    2,156,000     (616,000)      613,000
                                        -----------  -----------  ------------
  Net cash provided by (used in)
  operating activities................    3,227,000   (6,884,000)    5,582,000
  Net cash provided by discontinued
  operating activities (note 2).......    3,386,000    7,707,000       379,000
                                        -----------  -----------  ------------
 Net cash provided by operating
  activities..........................    6,613,000      823,000     5,961,000
                                        -----------  -----------  ------------
Cash flows from investing activities:
 Capital expenditures.................     (361,000)    (867,000)     (955,000)
 Proceeds from sale of Helpdesk
  business............................          --           --        300,000
 Purchase of short-term investments...          --           --    (18,629,000)
 Purchase of software.................     (865,000)         --       (900,000)
 Payments for corporate acquisition
  (note 3)............................     (964,000)  (1,833,000)     (854,000)
                                        -----------  -----------  ------------
  Net cash used in investing
  activities..........................   (2,190,000)  (2,700,000)  (21,038,000)
  Net cash provided by (used in)
  discontinued investing activities
  (note 2)............................     (780,000)   1,284,000       860,000
                                        -----------  -----------  ------------
 Net cash used in investing
  activities..........................   (2,970,000)  (1,416,000)  (20,178,000)
                                        -----------  -----------  ------------
Cash flows from financing activities:
 Proceeds from initial public offering
  of common stock (net of costs of
  $960,000)...........................          --           --     25,080,000
 Proceeds from issuance of common
  stock...............................        2,000       18,000       343,000
                                        -----------  -----------  ------------
  Net cash provided by financing
  activities..........................        2,000       18,000    25,423,000
  Net cash used in discontinued
  financing activities (note 2).......   (1,685,000)         --            --
                                        -----------  -----------  ------------
 Net cash provided by (used in)
  financing activities................   (1,683,000)      18,000    25,423,000
                                        -----------  -----------  ------------
Effect of exchange rate changes on
 cash.................................       75,000       46,000       (28,000)
                                        -----------  -----------  ------------
Net increase (decrease) in cash and
 cash equivalents.....................    2,035,000     (529,000)   11,178,000
Cash and cash equivalents, beginning
 of period............................    4,577,000    6,612,000     6,083,000
                                        -----------  -----------  ------------
Cash and cash equivalents, end of
 period...............................  $ 6,612,000  $ 6,083,000  $ 17,261,000
                                        ===========  ===========  ============

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                           AXENT TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  AXENT Technologies, Inc. and its subsidiaries (the "Company" or "AXENT") develop, market, license and support enterprise-wide information security solutions for client/server computing environments and provide related services. Effective December 31, 1995, the structure of AXENT was substantially altered when AXENT authorized the distribution of the preferred stock of a wholly-owned subsidiary, Raxco Software, Inc. ("Raxco") resulting in the division of the Company's operations into two separate companies. See note 2 for a discussion of the spin-off and future relationship and other divestments.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which could differ from actual results. These estimates and assumptions affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for these financial statements.

 Consolidation

  The accompanying consolidated financial statements include the accounts of AXENT Technologies, Inc. and its wholly-owned subsidiaries, including AXENT Technologies Limited, AXENT BV and Datamedia Corporation and its subsidiaries. These entities are collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

 Revenue Recognition

  The Company develops, markets, licenses and supports computer software products and provides related services. The Company conveys the rights to use the software products to customers under perpetual license agreements, and conveys the rights to product support and enhancements in annual maintenance agreements or understandings. The Company generally ships its software on a trial basis and recognizes revenue upon acceptance of the software by the customer unless the Company has significant future obligations to the customer, in which case revenue is recognized when such obligations are satisfied. Insignificant vendor obligations are accrued upon acceptance of the product by the customer. The Company defers and recognizes maintenance and support services revenue over the term of the contract period, which is generally one year. The Company recognizes training and consulting services revenue as the services are provided. The Company generally expenses sales commissions as the related revenue is recognized and pays sales commissions upon receipt of payment from the customer. The Company's revenue recognition policies for all periods presented are in conformity with the Statement of Position 91-1 "Software Revenue Recognition" promulgated by the American Institute of Certified Public Accountants.

  Fees for software porting agreements are generally recognized as revenue upon the completion of milestones specified in the agreements. Porting fees are generally included in license fee revenue.

  In addition to the direct sales effort, the Company licenses its products and provides support services to customers through a network of independent distributors, primarily in foreign countries where it has no direct presence. The Company generally records revenue from independent distributors at the net license or service fee, after deducting the corresponding independent distributor's commissions which range from 40%-75%. Product support and enhancement fees from independent distributors, net of independent distributor commissions, are recorded as deferred revenue when received and recognized ratably over the applicable contract period. Included in the financial statements are net revenues from independent distributors of $651,000, $1,211,000 and $1,930,000 in 1994, 1995 and 1996, respectively. On a gross basis, prior to deducting commissions to independent distributors, revenues from independent distributors were $1,412,000, $2,636,000 and $2,777,000 in 1994, 1995 and 1996, respectively.

                           AXENT TECHNOLOGIES, INC.

 Software Development Costs

  Software development costs are included in research and development and are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed" requires the capitalization of certain software development costs once technological feasibility is established, which the Company generally defines as completion of a working model. Capitalization ceases when the products are available for general release to customers, at which time amortization of the capitalized costs begins on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs with respect to its continuing operations.

 Net income per common share

  Net income per common share is computed on a primary and fully diluted basis and classified according to continuing or discontinued operations, using the weighted average number of shares of common stock, assuming conversion of dilutive common stock equivalent shares from common stock options and warrants. Primary and fully diluted net income per common share were equivalent for all periods presented. Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin No. 83, common stock and common stock equivalent shares issued by the Company at prices below the public offering price during the twelve month period prior to the offering date of April 24, 1996 (using the treasury stock method and the public offering price of $14.00 per share) have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented.

  Net income per common share subsequent to the Company's initial public offering is calculated in accordance with Accounting Principles Board Opinion No. 15 "Earnings per Share."

 Purchased Software

  Purchased software is recorded at the lower of cost or net realizable value. Amortization is calculated on a straight-line basis over the estimated lives of the software products, generally three years (see note 3). Amortization expense for the years ended December 31, 1995 and 1996 was $45,000 and $57,000, respectively.


                                                               DECEMBER 31,
                                                            -------------------
                                                              1995      1996
                                                            --------  ---------
   Purchased software...................................... $102,000  $ 602,000
   Accumulated amortization................................  (45,000)  (102,000)
                                                            --------  ---------
   Purchased software, net................................. $ 57,000  $ 500,000
                                                            ========  =========

  In 1996, the Company entered into an agreement with an unrelated third party to pay up to $1,500,000 for a nonexclusive license to the source code of certain security technology. Pursuant to this agreement, the Company paid the third party $900,000 of which $500,000 was an acquisition fee upon acceptance of the source code and $400,000 was a non-refundable royalty pre-payment against future royalties. The Company may be required to pay up to an additional $600,000 in royalties based on a percentage of the net revenues derived from the source code license over a three year period. The acquisition fee and royalty prepayment are included in other assets.

 Income Taxes

  Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets or liabilities are recorded to reflect the tax consequences on future years of the differences between the financial statement and income tax bases of assets and liabilities, using presently enacted tax rates. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

                           AXENT TECHNOLOGIES, INC.

 Foreign Currency Translation

  The assets and liabilities of non-U.S. operations are translated into U.S. dollars at exchange rates in effect as of December 31, 1995 and 1996. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the month the transactions occur. Translation gains and losses are included as an adjustment to stockholders' equity. Net transaction gains (losses) for the years ended December 31, 1994, 1995 and 1996 were ($4,000), $3,000, and ($22,839) respectively, and are included in the income (loss) from continuing operations.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of time and demand deposits and short-term repurchase agreements, which have original maturity dates of three months or less. As of December 31, 1995 and 1996, the Company had experienced no losses on these investments.

 Short-Term Investments

  Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to SFAS No. 115, the Company has classified its short-term securities investments as "available-for-sale" and accordingly carries such securities at aggregate fair value with unrealized gains and losses included as a component of stockholders' equity, net of tax. The Company's available-for-sale short-term investments consist primarily of certificates of deposit and government securities, all with maturities less than one year. The Company held no short-term investments at December 31, 1995. During 1996, the Company did not realize significant gains or losses on short-term investments. The Company determines the fair value of equity securities based on the market value provided by brokers/dealers, and determines the cost based on specific identification. The estimated fair value of each instrument approximates cost. Therefore, there were no unrealized gains or losses as of December 31, 1996.

  Short-term investments as of December 31, 1996, consisted of the following:

     Certificates of deposit....................................... $ 1,600,000
     Government securities.........................................  17,029,000
                                                                    -----------
                                                                    $18,629,000
                                                                    ===========

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and to a lesser extent, currencies denominated in other than U.S. dollars. The Company limits the amount of investment exposure to any one financial instrument. The Company performs on-going credit evaluations and maintains reserves for potential credit losses; historically such losses have been immaterial. The Company minimizes the amount of cash it maintains in local currencies by maintaining excess cash in U.S. dollars.

  One customer accounted for 21% of revenue in 1996. Two customers accounted for 31% of total accounts receivable at December 31, 1995.

                           AXENT TECHNOLOGIES, INC.

NOTE 2. RESTRUCTURING, DISPOSITIONS AND LIQUIDATIONS

  In mid-1994, the Company made a strategic decision to focus its business on the information security market and to divest itself of products and services unrelated to such core business.

  Effective December 31, 1995, in a transaction intended to qualify as a tax-free reorganization, the Company transferred certain operations, assets, liabilities and foreign subsidiaries to Raxco and approved the distribution of the preferred stock of such subsidiary to the Company's stockholders resulting in the division of the Company's operations into two separate companies (the "Spin-off"). The distributed operations included the sales, marketing and support operations related to the OpenVMS utility software business, leaving the Company with the sales, marketing, development and support operations associated with the information security business and ownership of the OpenVMS utility software products. The Company elected to spin-off the distributed operations because of (i) the Company's strategic focus on information security, (ii) the fundamental differences between the information security business and the OpenVMS utility software business and (iii) the capital requirements of multiple lines of businesses.

  In connection with the Spin-off, the Company and Raxco entered into an Exclusive Distributor License Agreement, an Administrative Services Agreement and a Line of Credit Loan Agreement. Pursuant to the Exclusive Distributor License Agreement, Raxco will distribute the Company's OpenVMS utility software products and pay the Company the greater of (i) a 30% royalty on the gross license and services fees related to the licensed products or (ii) $2.0 million for 1996, $1.5 million for 1997 and $1.0 million for 1998, and a 30% royalty thereafter for two additional years. The Company will account for royalties in future periods as non-operating income from continuing operations. Pursuant to the Administrative Services Agreement, Raxco will pay the Company the greater of $750,000 or the actual cost of providing certain operational and system support services including bookkeeping, personnel processing, administrative support, facilities management and product packaging and mailing. Pursuant to the Line of Credit Agreement, the Company will provide a line of credit to Raxco of up to $750,000 for general working capital needs for a period of 12 months. Advances under the Line of Credit Loan Agreement will bear interest at prime plus 1% and be collateralized by all of Raxco's assets.

  For the period ended December 31, 1996, the Company recorded royalty income of $3.32 million under the Exclusive Distributor License Agreement and recorded $750,000 as an offset to general and administrative expenses related to the Administrative Services Agreement. As of December 31, 1996, there were no amounts outstanding to the Company from Raxco under the Exclusive Distributor License Agreement, Administrative Services Agreement or the Line of Credit Loan Agreement.

  For the period ended 1996, Raxco reported to the Company gross revenues of approximately $12.2 million (unaudited), which included approximately $11.1 million (unaudited) of revenues from licensing of the Company's OpenVMS utility products and a net loss of $621,000 (unaudited) for the year ended December 31, 1996.

  During 1996, one of the Company's foreign subsidiaries distributed the Company's Open VMS utility software product licensed to Raxco pursuant to the Exclusive Distributor License Agreement, in order to ensure a smooth transition of the operations and customer base to Raxco. Included in the Company's results from discontinued operations are revenues of $932,000 and expenses of $349,000 related to this understanding. This arrangement was terminated in December 1996.

  In February 1996, the Company disposed of its Helpdesk operations for approximately $2.0 million, consisting of an initial cash payment of $150,000, a non-interest bearing note of $150,000, assumption of approximately $400,000 in obligations and liabilities, and the payment of a royalty up to a maximum of $1.3 million on future gross revenues from all Helpdesk product license and maintenance fees. The Company

                           AXENT TECHNOLOGIES, INC.

transferred to the buyer the Helpdesk products and the related fixed assets and customer base. The buyer assumed all of the Company's obligations related to the Helpdesk products including obligations related to sales, marketing, support and development employees, telephone support obligations for the existing customers and the facility lease obligations. The Company recognized a $10,000 gain associated with the transaction. During 1996, the Company received $150,000 in full payment of the non-interest bearing note associated with the sale of the Helpdesk operations and recorded royalties of $48,000.

  On December 31, 1994, the Company sold its storage management products for approximately $1.0 million in cash, $2.5 million in notes receivable and the assumption of $1.5 million in certain liabilities, primarily related to customer support obligations for the storage management products. In addition, the purchaser assumed ongoing facility lease obligations of approximately $887,000, and personnel obligations associated with approximately 28 employees. The notes receivable have a stated interest rate of 8.5% and are due quarterly over a two and one-half year period. Of the notes receivable, $350,000 is contingent on the purchasers' successful completion of future software deliverables to a specific customer. This transaction resulted in a pre-tax gain of approximately $4.8 million ($4.3 million after tax), net of costs incurred in connection with the sale. The Company recognized $2.3 million of the gain in 1994 and deferred $2.5 million.

  The deferred gain was recognized as the payments on the notes were received which approximate the potential exposure and time frame of certain contractual indemnification provisions provided by the Company to the buyer for third party claims related to product ownership and performance prior to the sale or other related liabilities incurred by the Company prior to the sale. The Company recognized $860,000 of the gain in both 1995 and 1996.

  During 1994 and 1995, the Company restructured, sold or put into liquidation several wholly-owned subsidiaries and ceased direct operations in France, Germany, Switzerland, Sweden and Norway. The Company subsequently entered into distribution agreements with independent distributors to market the Company's information security products in these countries.

  For financial statement purposes, the foregoing discontinued operations (the "Discontinued Operations") have been accounted for in accordance with APB No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and classified as discontinued operations in the Consolidated Statement of Operations. Prior to the Spin-off, the Company and Raxco shared certain administrative functions including cash management, payroll, purchasing, distribution, employee benefit plans, insurance and administrative services. As a result, substantially all of the cash receipts of the Company and Raxco were co-mingled. Similarly, operating expenses, capital expenditures and other cash outlays were centrally disbursed and charged directly or allocated, based on relative revenue or headcount percentages, to Raxco. In the opinion of management, the Company's methods for allocating costs are reasonable. However, such allocated costs are not necessarily indicative of the costs that would have been incurred by the Company or Raxco if the Discontinued Operations had been discontinued as of the beginning of 1994. It is not practicable to determine what those costs would have been on a stand-alone basis.

                           AXENT TECHNOLOGIES, INC.

  The following table summarizes the results of Discontinued Operations for the divested operations for the years ended December 31, 1994, 1995 and 1996.

                                                  YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1994        1995        1996
                                             ----------- ----------- ----------
Net revenues:
  Open VMS utility.........................  $17,391,000 $14,313,000 $  932,000
  Storage management.......................    5,116,000      91,000        --
  Helpdesk.................................    1,723,000   2,359,000        --
                                             ----------- ----------- ----------
    Total net revenues.....................   24,230,000  16,763,000    932,000
                                             ----------- ----------- ----------
Cost of net revenues.......................    3,171,000   1,537,000     81,000
                                             ----------- ----------- ----------
Gross profit...............................   21,059,000  15,226,000    851,000
                                             ----------- ----------- ----------
Operating expenses:
  Sales and marketing......................   11,694,000   5,420,000    165,000
  Research and development.................    3,308,000   1,970,000        --
  General and administrative...............    2,514,000   1,850,000    103,000
                                             ----------- ----------- ----------
    Total operating expenses...............   17,516,000   9,240,000    268,000
                                             ----------- ----------- ----------
Income from operations.....................    3,543,000   5,986,000    583,000
Non-operating income.......................          --          --   1,756,000
Gain on sale of storage management
 products..................................    2,295,000     860,000    860,000
Interest income, net.......................       50,000     421,000        --
                                             ----------- ----------- ----------
Income before income taxes.................    5,888,000   7,267,000  3,199,000
Provision for income taxes.................    2,106,000   2,217,000    804,000
                                             ----------- ----------- ----------
Income from discontinued operations, net of
 tax.......................................  $ 3,782,000 $ 5,050,000 $2,395,000
                                             =========== =========== ==========

  The following table summarizes the identifiable net assets and liabilities related to the Discontinued Operations included in the accompanying Consolidated Balance Sheets as of December 31, 1995 and 1996. Pursuant to the terms of the Spin-off, the Company retained and has remaining the following identifiable assets and liabilities of the Discontinued Operations at December 31, 1995 and 1996, respectively.

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
Accounts receivable.................................. $ 3,058,000  $   109,000
Notes receivable.....................................   1,108,000    1,009,000
Other current assets.................................     181,000       55,000
Long-term notes receivable...........................     780,000          --
                                                      -----------  -----------
  Total assets....................................... $ 5,127,000  $ 1,173,000
                                                      -----------  -----------
Accrued liabilities and accounts payable............. $(1,062,000) $  (356,000)
Deferred gain........................................    (860,000)    (780,000)
Deferred revenue.....................................  (3,744,000)    (200,000)
Long-term deferred gain..............................    (780,000)         --
                                                      -----------  -----------
  Total liabilities.................................. $(6,446,000) $(1,336,000)
                                                      -----------  -----------
Net identifiable liabilities......................... $(1,319,000) $  (163,000)
                                                      ===========  ===========

  In connection with the Spin-off, the Company transferred to Raxco certain identifiable assets and foreign operations and made certain accruals for anticipated costs associated with the Spin-off. These transfers resulted in contributions to Raxco of additional paid in capital, currency translation adjustments and accumulated deficit of approximately $6.3 million, $392,000 and $4.5 million, respectively.

                            AXENT TECHNOLOGIES, INC.

  The following table summarizes the Statement of Cash Flows related to the Discontinued Operations included in the accompanying Consolidated Statement of Cash Flows for the years ended December 31, 1994, 1995 and 1996.

                                               YEAR ENDED DECEMBER, 31
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
Cash flows from discontinued operating
 activities:
  Income from discontinued operations..  $ 3,782,000  $ 5,050,000  $ 2,395,000
Adjustments to reconcile income to net
 cash provided by operating activities:
  Depreciation and amortization........    1,017,000      900,000          --
  Gain on sale of storage management
   products............................   (2,295,000)    (860,000)    (860,000)
  Provision for losses on accounts
   receivable..........................      573,000          --           --
  Provision for income taxes...........    2,040,000    2,146,000          --
  (Increase) decrease in accounts
   receivable..........................     (649,000)   3,038,000    2,949,000
  (Increase) decrease in other assets..     (122,000)     338,000      126,000
  Decrease in accrued liabilities and
   accounts payable....................   (1,715,000)  (2,091,000)    (706,000)
  Increase (decrease) in deferred
   revenue.............................      755,000     (781,000)  (3,544,000)
  Interest accrued on note receivable..          --       (33,000)      19,000
                                         -----------  -----------  -----------
Net cash provided by operating
 activities............................  $ 3,386,000  $ 7,707,000  $   379,000
                                         ===========  ===========  ===========
Cash flows from discontinued operations
 investing activities:
  Capitalization of computer software
   development costs...................  $  (400,000)         --           --
  Proceeds from sale of assets.........      136,000          --           --
  Proceeds from sale of storage
   management products.................       75,000  $ 1,570,000  $   860,000
  Capital expenditures.................     (591,000)    (286,000)         --
                                         -----------  -----------  -----------
Net cash (used in) provided by
 investing activities..................  $  (780,000) $ 1,284,000  $   860,000
                                         ===========  ===========  ===========
Cash flows from discontinued operations
 financing activities:
  Principal payments on notes payable..  $(1,685,000)         --           --
                                         -----------  -----------  -----------
Net cash used in financing activities..  $(1,685,000) $       --   $       --
                                         ===========  ===========  ===========

                           AXENT TECHNOLOGIES, INC.

NOTE 3. ACQUISITION OF DATAMEDIA CORPORATION

  On December 9, 1994, the Company acquired all of the outstanding shares of Datamedia Corporation ("Datamedia") for up to $5.0 million in a transaction accounted for using the purchase method. The acquisition provided for an initial payment of $2.5 million less certain deductible costs, with two additional $1.0 million payments due December 9, 1995 and December 9, 1996, respectively (see note 5). The agreement also provided for up to $500,000 in royalty payments at 10% of product license revenues through December 31, 1995, payable on or before March 31, 1996. The Company evaluated the assets of Datamedia and allocated and expensed as a one-time charge $4.3 million to write-off purchased in-process research and development costs of a future product based on the determination of the future product's net present value. The Company used a discounted cash flow model to determine the valuation of the product. At the time of the purchase, management determined that the purchased in-process research and development had not reached technological feasibility and there was no alternative future use for this technology. Accordingly, this purchased in-process research and development was written off as of December 31, 1994. The remaining purchase price was allocated to existing net assets and purchased software costs of $548,000 and $102,000, respectively. Existing net assets included $639,000 of cash and cash equivalents. The operating results of Datamedia have been included in the Consolidated Statement of Operations since the date of acquisition.

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1995        1996
                                                         ----------  ----------
Leasehold improvements.................................. $  144,000  $  176,000
Computer equipment......................................  2,379,000   2,904,000
Furniture and fixtures..................................  1,055,000     630,000
                                                         ----------  ----------
                                                          3,578,000   3,710,000
Less accumulated depreciation and amortization.......... (2,481,000) (2,293,000)
                                                         ----------  ----------
Property and equipment, net............................. $1,097,000  $1,417,000
                                                         ==========  ==========

  Property and equipment are stated at cost. Depreciation and amortization are calculated using either straight-line or accelerated methods over the estimated useful lives of the assets. Depreciation expense amounted to approximately $132,000, $212,000 and $635,000 for 1994, 1995 and 1996,
respectively. The principal estimated useful lives range from three to five years for computer equipment and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their economic useful life or the terms of the respective lease.

NOTE 5. LONG-TERM DEBT

  Long-term debt as of December 31, 1995 consisted of the following:

Notes payable to former Datamedia stockholders....................... $ 900,000
Less current portion.................................................  (900,000)
                                                                      ---------
Long-term portion.................................................... $     --
                                                                      =========

                           AXENT TECHNOLOGIES, INC.

  In connection with the Datamedia acquisition in 1994 (see note 3), the Company recorded the two additional non-interest bearing $1.0 million notes due to the former Datamedia stockholders on December 9, 1995 and December 9, 1996 at a discounted value. The discounted value reflected a 7.5% imputed interest rate. The Datamedia notes were collateralized by substantially all of the assets of the Company, subordinated to the interest of the Bank of Boston (the "Bank").

  During 1995, the Company paid former Datamedia stockholders $1,833,000, consisting of $672,000 relating to the initial payment of $2.5 million, $932,000 relating to the $1.0 million installment due December 9, 1995, accrued interest of $64,000 and $165,000 relating to the rights of certain former Datamedia stockholders to receive their portion of the December 1996 $1.0 million payment and the March 1996 royalty-related payment. The negotiated, discounted prepayment of 1996 amounts due resulted in a savings of $52,000 to the Company. Included in the notes payable balance as of December 31, 1995 is $65,000 related to accrued interest. During 1996, the Company paid $854,000 of the $900,000 note payable related to the Datamedia acquisition. The $854,000 consisted of $137,000 relating to the royalty liability due March 31, 1996 and $717,000 relating to the final installment due December 9, 1996. The remaining $46,000 related to accrued but unpaid transaction fees were reclassified to accrued liabilities and accounts payable.

  The Company had a revolving credit facility commitment with the Bank for up to $2.5 million, of which approximately $2.4 million was available as of December 31, 1995. Any outstanding balance of the revolving credit facility bears interest at the Bank's base rate plus 0.25%. In 1996, the revolving credit facility commitment with the Bank expired. There were no amounts outstanding under the revolving credit facility at the time of expiration.

  In 1995, the Company issued a letter of credit for 100,000 Deutschemarks, approximately $70,000, related to undelivered service obligations for a customer. Due to the liquidation of the Company's German subsidiary, such letter of credit was redeemed by the customer in January 1996 and the Company was relieved of its service obligation.

  Total interest expense was $51,000 in 1996, $129,000 in 1995 and zero in 1994. Interest expense in 1995 and 1996 relates solely to the imputed interest on the notes payable to former Datamedia stockholders.

NOTE 6. DEVELOPER ROYALTIES

  The Company has royalty agreements with a developer for certain VMS utility products. The revenues derived from such products accounted for approximately 55% of revenues from Discontinued Operations in 1995. These agreements provide for royalty payments to the developer of a percentage of the net product license fees (gross revenues excluding product support and enhancement fees less appropriate deductions such as independent distributor commissions) upon receipt of payment by the Company (see note 2). During 1994 and 1995 the Company incurred royalties of $642,000 and $488,000, respectively which are included in discontinued operations. Following the Spin-off, Raxco became the exclusive distributor for these products and has assumed full responsibility for the payment of royalties due the developer. Accordingly, no royalty expense was incurred in 1996 by the Company.

                           AXENT TECHNOLOGIES, INC.

NOTE 7. ACCRUED LIABILITIES AND ACCOUNTS PAYABLE

  Accrued liabilities and accounts payable consist of the following:

                                                               DECEMBER 31,
                                                           ---------------------
                                                              1995       1996
                                                           ---------- ----------
Accounts payable, accrued expenses........................ $1,794,000 $3,217,000
Accrued payroll, bonus and vacation.......................  1,022,000  2,127,000
Accrued royalties and commissions.........................    617,000    863,000
Spin-off, merger and other................................    977,000        --
Subsidiary liquidation and restructuring..................    625,000    154,000
                                                           ---------- ----------
                                                           $5,035,000 $6,361,000
                                                           ========== ==========

  Spin-off, merger, liquidation and restructuring costs are management's best estimate of the accounting, legal, personnel and transaction costs to be incurred by the Company related to these activities. The amounts the Company will ultimately incur could differ from the amounts accrued in arriving at net income.

NOTE 8. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases office space under operating leases expiring through 2015. A majority of the leases contain escalation clauses tied to Consumer Price Index changes, which provide for increases in base rental to recover increases in future operating costs. The future minimum rental payments shown below include base rentals, exclusive of any future escalation. Rent expense is recognized ratably over the period of occupancy for these leases. Rent expense amounted to approximately $722,000, $779,000 and $872,000 for 1994, 1995 and 1996, respectively.

  The future minimum payments under non-cancelable lease agreements as of December 31, 1996, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
  1997............................................................... $1,115,000
  1998...............................................................  1,027,000
  1999...............................................................    746,000
  2000...............................................................    529,000
  2001...............................................................    327,000
  Thereafter.........................................................    902,000
                                                                      ----------
                                                                      $4,646,000
                                                                      ==========

 Legal Proceedings

  The Company is subject to legal proceedings and claims which are in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially effect the financial position or results of operations of the Company.

                           AXENT TECHNOLOGIES, INC.

NOTE 9. COMMON STOCK

  At December 31, 1995, the Company was authorized to issue 10,000,000 shares of common stock, with a par value of $0.02 per share and had outstanding warrants to purchase 30,000 common shares with an exercise price of $1.40. In January 1996, the Board of Directors adopted an amended and restated Certificate of Incorporation which increased the authorized capitalization of the Company from 10,000,000 shares of common stock to 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. During 1996, the 30,000 warrants were exercised.

  In April 1996, the Company filed a registration statement with the Securities and Exchange Commission and sold 2,000,000 shares of its common stock to the public. Under that registration statement, certain non-officer stockholders of the Company also sold 990,000 shares to the public, which included 390,000 shares to cover over-allotments. After the registration statement became effective, the initial public offering closed resulting in proceeds to the Company of approximately $25.08 million, net of approximately $1.96 million and $960,000 in underwriting fees and offering expenses, respectively. The Company received no proceeds from the sale of shares by selling stockholders in the initial public offering.

NOTE 10. STOCK OPTION PLANS

  The Company has adopted certain fixed stock option plans. The Employee Stock Option Plan (the "Employee Plan") provides for 2,501,714 shares of common stock to be issued. The Employee Plan provides for grants to employees, consultants, directors and advisors. Of the authorized shares under the Employee Plan, options for 1,555,900 shares are outstanding; 287,017 shares have been issued; and 658,797 shares are available for future grants. The 1996 Directors' Stock Option Plan (the "Director Plan") allows for the granting of up to 200,000 options to directors of the Company who are not employees of the Company. There have been no option issuances under the Director Plan in 1996. The exercise price of each option equals the market price of the Company's stock as determined on the date of grant and the option's maximum term ranges from seven to ten years. Options are granted throughout the year and vest over a period of four to five years.

                           AXENT TECHNOLOGIES, INC.

  Option activity for 1994, 1995 and 1996 is summarized as follows:

                                                                   WEIGHTED-
                                           NUMBER                   AVERAGE
                                         OF OPTIONS  PRICE RANGE EXERCISE PRICE
                                         ----------  ----------- --------------
     Outstanding, December 31, 1993..... 1,183,263   $1.40- 3.00       --
       Granted..........................   195,800    3.00- 3.00       --
       Exercised........................      (950)   1.70- 2.50       --
       Canceled.........................  (104,080)   1.40- 3.00       --
                                         ---------   -----------     -----
     Outstanding, December 31, 1994..... 1,274,033    1.40- 3.00     $2.13
                                         ---------   -----------     -----
       Granted..........................   161,100    3.00- 4.00      3.63
       Exercised........................    (9,075)   1.40- 3.00      2.00
       Canceled.........................  (142,358)   1.40- 4.00      2.93
                                         ---------   -----------     -----
     Outstanding, December 31, 1995..... 1,283,700    1.40- 4.00     $2.23
                                         ---------   -----------     -----
       Granted..........................   463,500   10.00-15.00     11.82
       Exercised........................  (146,600)   1.40- 4.00      2.04
       Canceled.........................   (44,700)   1.70-12.00      6.87
                                         ---------   -----------     -----
     Outstanding, December 31, 1996 .... 1,555,900   $1.40-15.00     $4.97
                                         =========   ===========     =====

  Stock options for 760,776, 909,713 and 973,450 shares were vested and exercisable as of December 31, 1994, 1995 and 1996, respectively. The weighted average fair value of options granted for 1995 and 1996 were $0.69 and $6.11, respectively. The weighted average fair value of options vested and exercisable as of December 31, 1995 and 1996 were $1.92 and $2.27, respectively.

  The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                     OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                          ------------------------------------------ ----------------------------
                                         WEIGHTED-AVG.
                          NUMBER SHARES    REMAINING                 NUMBER SHARES
                          OUTSTANDING AT  CONTRACTUAL  WEIGHTED-AVG. EXERCISABLE AT WEIGHTED-AVG.
RANGE OF EXERCISE PRICES     12/31/96        LIFE       EXER. PRICE     12/31/96     EXER. PRICE
------------------------  -------------- ------------- ------------- -------------- -------------
$ 1.40 to  1.70.........      481,725     1.99 years      $ 1.45        479,985        $ 1.45
$ 2.50 to  4.00.........      634,475     3.90              2.83        465,715          2.66
$10.00 to 15.00.........      439,700     6.45             11.92         27,750         10.00
                            ---------     ----------      ------        -------        ------
                            1,555,900     4.06 years      $ 4.97        973,450        $ 2.27
                            =========     ==========      ======        =======        ======

  During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected the disclosure-only alternative for stock based employee compensation which requires the disclosure of pro forma net income or loss and per share amounts using the fair-value based method. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                              1995       1996
                                                           ---------- ----------
     Net income
       As reported........................................ $2,355,000 $5,680,000
       Pro forma.......................................... $2,342,000 $4,985,000
     Earnings per share
       As reported........................................ $     0.26 $     0.54
       Pro forma.......................................... $     0.26 $     0.47

                           AXENT TECHNOLOGIES, INC.

  For the purpose of SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996 respectively: divided yield of 0% for all grants; expected volatility of 0 and 65 percent; risk-free interest rates of 6.09 and 6.14 percent; and expected lives of 3.5 years for each grant.

NOTE 11. INCOME TAXES

  The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company previously determined that unrecognized tax benefits did not satisfy the recognition criteria set forth in the standard. Accordingly, a valuation allowance was recorded against the applicable deferred tax assets. During 1996, a portion of the valuation allowance for the deferred tax assets was released as a result of the Company's profitable operations, which established a deferred tax asset in the amount of $400,000 as of December 31, 1996. Management believes that it is more likely than not that this deferred tax asset will be realized.

  The Company files a consolidated tax return in the United States with its U.S. subsidiaries. Deferred income taxes have been established by each entity based upon the temporary differences, the reversal of which will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.

  The components of the provision (benefit) for income taxes included in the Consolidated Statements of Operations are as follows:

                                               YEAR ENDED DECEMBER 31,
                                          ------------------------------------
                                             1994         1995         1996
                                          -----------  -----------  ----------
Continuing Operations
 Current provision (benefit)
  Federal................................ $(1,900,000) $(1,999,000) $1,331,000
  State..................................    (140,000)    (147,000)    228,000
                                          -----------  -----------  ----------
Total current provision (benefit) from
 continuing operations................... $(2,040,000) $(2,146,000) $1,559,000
                                          ===========  ===========  ==========

 Deferred provision (benefit)
  Federal............................... $       --   $       --   $ (370,000)
  State.................................         --           --      (30,000)
                                         -----------  -----------  ----------
Total deferred benefit from continuing
 operations............................. $       --   $       --   $ (400,000)
                                         ===========  ===========  ==========
Total provision (benefit) from
 continuing operations.................. $(2,040,000) $(2,146,000) $1,159,000
                                         ===========  ===========  ==========

  The Company's effective tax rate on pre-tax income (loss) from continuing operations differs from the U.S. federal statutory tax rate as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1994       1995      1996
                                                 --------   --------   -------
U.S. federal statutory rate.....................   (34.00)%   (34.00)%   34.00%
Increase (decrease) in rates resulting from
  State taxes...................................     (2.5)      (2.5)      4.4
  Permanent differences.........................      0.1        1.0      (0.6)
  Write-off of purchased in process R&D.........     22.9        --        --
  Foreign losses not benefited..................      --         --       16.0
  Foreign income not subject to tax.............     (0.3)      (5.0)      --
  Change in valuation allowance for deferred tax
   asset .......................................    (24.6)      (3.8)    (27.7)
                                                 --------   --------   -------
  Effective tax rate............................   (38.40)%   (44.30)%   26.10%
                                                 ========   ========   =======

                           AXENT TECHNOLOGIES, INC.

  Deferred tax assets (liabilities) are included in other assets and are comprised of the following:

                                      YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------
                                 1995                        1996
                         ----------------------  ------------------------------
                           FEDERAL      STATE     FEDERAL    STATE     FOREIGN
                         -----------  ---------  ---------  --------  ---------
Current deferred assets
  Accrued expenses...... $   269,000  $  32,000  $ 252,000  $ 31,000  $     --
  Deferred rent.........      27,000      3,000        --        --         --
  Deferred revenue......     471,000     54,000    157,000    20,000        --
  Reserves..............     364,000     46,000    242,000    30,000        --
                         -----------  ---------  ---------  --------  ---------
    Total current
     deferred assets....   1,131,000    135,000    651,000    81,000        --
                         -----------  ---------  ---------  --------  ---------
Non-current deferred
 assets
  Depreciation and
   amortization.........     207,000     32,000     53,000     7,000        --
  Net operating loss....     596,000        --         --        --     632,000
  State tax effect......     (57,000)       --     (30,000)      --         --
  Credits...............     569,000        --     471,000       --         --
                         -----------  ---------  ---------  --------  ---------
    Total non-current
     deferred assets....   1,315,000     32,000    494,000     7,000    632,000
                         -----------  ---------  ---------  --------  ---------
Gross deferred tax
 assets.................   2,446,000    167,000  1,145,000    88,000    632,000
Valuation allowance.....  (2,446,000)  (167,000)  (775,000)  (58,000)  (632,000)
                         -----------  ---------  ---------  --------  ---------
Net deferred tax
 assets................. $       --   $     --   $ 370,000  $ 30,000  $     --
                         ===========  =========  =========  ========  =========

  As of December 31, 1996, the Company has an alternative minimum tax credit in the amount of $200,000 and general business credits of approximately $271,000, which expire between 1997 and 2006. The Company also has a foreign loss carryover from continuing and discontinued operations in the amount of $1,271,000, which does not expire.

NOTE 12. 401(K) RETIREMENT PLANS

  The Company sponsors a 401(k) Retirement Plan (the "401(k) Plan") which is qualified under section 401(k) of the Internal Revenue Code. Pursuant to the 401(k) Plan, eligible participants, which include all full-time U.S. employees, may elect to contribute a percentage of their annual gross compensation to the 401(k) Plan. Contributions to the 401(k) Plan by the Company are discretionary. For the years ended December 31, 1994, 1995 and 1996, the Company did not contribute to the 401(k) Plan.

  The Company also sponsors a voluntary defined contribution retirement plan (the "UK Plan") for certain employees in the United Kingdom. Employees may elect to contribute a percentage of their annual gross compensation to the UK Plan. Employer contributions to the UK Plan are required for all participating employees at 3% of their base salary. Contributions to the plan were $25,000, $4,500 and $1,500 for the years ended December 31, 1994, 1995 and 1996, respectively,

  In conjuunction with the Datamedia acquisition (see note 3), the Company acquired an additional 401(k) plan established for the benefit of the Datamedia employees. All employee/employer contributions to such plan ceased effective December 31, 1994. The Company is in the process of terminating this plan.

                           AXENT TECHNOLOGIES, INC.

NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental disclosures of certain tax and interest information as well as non-cash investing and financing activities include the following:

 1994

  The Company received $2.5 million in notes receivable as part of the sale of its storage management products. In connection with the Datamedia acquisition, the Company issued notes payable for $2,817,000 (see note 5).

  Cash paid for interest associated with discontinued operations was $100,000.

  Cash paid for income taxes associated with discontinued operations was $66,000.

 1995

  In connection with the Spin-off of the OpenVMS utility software business, the Company made certain accruals and transferred certain identifiable assets and foreign operations to Raxco in the amount of $1,387,000 (see note 2).

  Cash paid for income taxes associated with discontinued operations was $71,000.

 1996

  Cash paid for income taxes associated with continuing and discontinued operations was $784,000 and $30,000, respectively. Cash paid for interest associated with continuing operations was $114,000.

NOTE 14. FOREIGN OPERATIONS

  The Company operates primarily in the United States and Europe. Summary information related to these operations is as follows:

                                                        DECEMBER 31,
                                             -----------------------------------
                                                1994        1995        1996
                                             ----------- ----------- -----------
Net Revenues
  United States............................. $ 5,701,000 $10,687,000 $16,801,000
  International.............................   2,893,000   4,041,000   5,296,000
                                             ----------- ----------- -----------
                                             $ 8,594,000 $14,728,000 $22,097,000
                                             =========== =========== ===========
Total Assets
  United States............................. $ 8,408,000 $10,257,000 $42,820,000
  International.............................   1,601,000   2,389,000   1,181,000
                                             ----------- ----------- -----------
                                             $10,009,000 $12,646,000 $44,001,000
                                             =========== =========== ===========

                           AXENT TECHNOLOGIES, INC.

NOTE 15. SUBSEQUENT EVENT

  On January 6, 1997, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") under which the Company will issue a maximum of 1,550,000 common shares in exchange for all outstanding preferred and common stock of AssureNet Pathways, Inc. ("AssureNet"). In addition, the Company will assume all of the AssureNet options and warrants outstanding at the consummation of the merger. The Company also entered into a Management Agreement with AssureNet under which the Company actively manages the day to day operations from the effective date of the Merger Agreement. On January 23, 1997, the Company filed a Form S-4 with the Securities and Exchange Commission to register the shares to be issued under the Merger Agreement.

  AssureNet is a leading provider of network security products and services that protect enterprise networks, including local area networks, wide area networks and internal networks based on non-proprietary communications protocols.

  The transaction will be accounted for under the purchase method. The purchase price, approximately $32 million, will include the value of shares exchanged, net liabilities assumed and other costs associated with the transaction and will be allocated among AssureNet's assets based on fair market value. A significant portion of the purchase price will be allocated to in-process research and development costs which will result in a one-time charge to earnings of the Company of approximately $28 million (unaudited). The acquisition is expected to be completed in the first quarter of 1997.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AssureNet Pathways, Inc.:

  We have audited the accompanying consolidated balance sheets of AssureNet Pathways, Inc. (a California corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssureNet Pathways, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency and a shareholders' deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          Arthur Andersen LLP

San Jose, California
February 5, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AssureNet Pathways, Inc.:

  We have audited the accompanying consolidated balance sheet of AssureNet Pathways, Inc. and subsidiaries as of December 31, 1994 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssureNet Pathways, Inc. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

                                          Frank, Rimerman & Co., llp

San Jose, California
March 15, 1996

                   ASSURENET PATHWAYS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                              ----------------
                                                               1995     1996
                                                              -------  -------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................. $   279  $   494
  Accounts receivable, net of allowance for doubtful accounts
   of $46 and $580, respectively.............................   2,848    1,421
  Inventories................................................     564      413
  Prepaid expenses and other.................................     103      156
                                                              -------  -------
      Total current assets...................................   3,794    2,484
PROPERTY AND EQUIPMENT, net..................................     770    1,554
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net..................     384      308
OTHER........................................................      45       60
                                                              -------  -------
                                                              $ 4,993  $ 4,406
                                                              =======  =======
       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Line of credit............................................. $   925  $   735
  Accounts payable...........................................   1,557    1,140
  Accrued liabilities........................................     931      896
  Deferred revenue...........................................     535      835
  Notes payable to shareholders..............................     --       122
  Current portion of capital lease obligations...............      47       55
                                                              -------  -------
      Total current liabilities..............................   3,995    3,783
LONG-TERM LIABILITIES:
  Capital lease obligations, net of current portion..........      93       42
                                                              -------  -------
                                                                4,088    3,825
                                                              -------  -------
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK...........     --     4,874
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock
    Authorized--6,723,679 shares
    Outstanding--5,443,189 shares; aggregate liquidation
     preference of $5,248 at December 31, 1996...............   3,834    3,834
  Common stock
    Authorized--33,276,321 shares
    Outstanding--2,862,437 and 3,073,770 shares, respective-
     ly......................................................     522      616
  Cumulative translation adjustment..........................     (74)      (7)
  Accumulated deficit........................................  (3,377)  (8,736)
                                                              -------  -------
      Total shareholders' equity (deficit)...................     905   (4,293)
                                                              -------  -------
                                                              $ 4,993  $ 4,406
                                                              =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   ASSURENET PATHWAYS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
NET REVENUE:
  Hardware..........................................  $11,331  $10,163  $ 9,630
  Software..........................................      656    1,315    3,793
                                                      -------  -------  -------
    Total net revenue...............................   11,987   11,478   13,423
                                                      -------  -------  -------
COST OF REVENUE:
  Hardware..........................................    4,359    4,523    4,730
  Software..........................................      129      392      637
                                                      -------  -------  -------
    Total cost of revenue...........................    4,488    4,915    5,367
                                                      -------  -------  -------
GROSS PROFIT........................................    7,499    6,563    8,056
                                                      -------  -------  -------
OPERATING EXPENSES:
  Research and development..........................      758    1,228    1,915
  Sales and marketing...............................    3,615    5,866    8,338
  General and administrative........................    1,331    1,815    2,431
                                                      -------  -------  -------
    Total operating expenses........................    5,704    8,909   12,684
                                                      -------  -------  -------
INCOME (LOSS) FROM OPERATIONS.......................    1,795   (2,346)  (4,628)
OTHER INCOME (EXPENSE):
  Interest expense..................................       (8)     (32)     (64)
  Interest income...................................       21       56       77
  Expensed offering costs...........................      --       --      (696)
                                                      -------  -------  -------
    Total other income (expense), net...............       13       24     (683)
                                                      -------  -------  -------
    Income (loss) before provision for (benefit
     from) income taxes.............................    1,808   (2,322)  (5,311)
PROVISION FOR (BENEFIT FROM) INCOME TAXES...........      696      303      (40)
                                                      -------  -------  -------
NET INCOME (LOSS)...................................  $ 1,112  $(2,625) $(5,271)
                                                      =======  =======  =======
Net income (loss) per share.........................  $  0.14  $ (0.95) $ (1.33)
                                                      =======  =======  =======
Weighted average common and common equivalent shares
 outstanding........................................    8,139    2,777    3,958
                                                      =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   ASSURENET PATHWAYS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                      TOTAL
                          PREFERRED STOCK    COMMON STOCK     SHAREHOLDER CUMULATIVE              SHAREHOLDERS'
                          ---------------- ------------------    NOTE     TRANSLATION ACCUMULATED    EQUITY
                           SHARES   AMOUNT   SHARES    AMOUNT RECEIVABLE  ADJUSTMENT    DEFICIT     (DEFICIT)
                          --------- ------ ----------  ------ ----------- ----------- ----------- -------------
BALANCE, December 31,
 1993...................  5,443,189 $3,834  2,654,519   $498     $(17)       $(120)     $(1,864)     $ 2,331
 Issuance of common
  stock.................        --     --       3,250    --       --           --           --           --
 Issuance of common
  stock pursuant to
  exercise of stock
  options...............        --     --      80,001      8      --           --           --             8
 Translation
  adjustment............        --     --         --     --       --            53          --            53
 Net income.............        --     --         --     --       --           --         1,112        1,112
                          --------- ------ ----------   ----     ----        -----      -------      -------
BALANCE, December 31,
 1994...................  5,443,189  3,834  2,737,770    506      (17)         (67)        (752)       3,504
 Issuance of common
  stock.................        --     --       1,500      4      --           --           --             4
 Issuance of common
  stock pursuant to
  exercise of stock
  options...............        --     --     123,167     12      --           --           --            12
 Collection of note
  receivable............        --     --         --     --        17          --           --            17
 Translation
  adjustment............        --     --         --     --       --            (7)         --            (7)
 Net loss...............        --     --         --     --       --           --        (2,625)      (2,625)
                          --------- ------ ----------   ----     ----        -----      -------      -------
BALANCE, December 31,
 1995...................  5,443,189  3,834  2,862,437    522      --           (74)      (3,377)         905
 Issuance of common
  stock pursuant to
  exercise of stock
  options and stock
  awards................        --     --   1,431,333    216      --           --           --           216
 Cancellation of common
  stock in exchange for
  notes payable to
  shareholders (see Note
  6)....................        --     --  (1,220,000)  (122)     --           --           --          (122)
 Translation
  adjustment............        --     --         --     --       --            67          --            67
 Accretion of
  mandatorily redeemable
  convertible preferred
  stock to redemption
  value.................        --     --         --     --       --           --           (88)         (88)
 Net loss...............        --     --         --     --       --           --        (5,271)      (5,271)
                          --------- ------ ----------   ----     ----        -----      -------      -------
BALANCE, December 31,
 1996...................  5,443,189 $3,834  3,073,770   $616     $--         $  (7)     $(8,736)     $(4,293)
                          ========= ====== ==========   ====     ====        =====      =======      =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   ASSURENET PATHWAYS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1994     1995     1996
                                                     -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)................................. $ 1,112  $(2,625) $(5,271)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities-
    Depreciation and amortization...................     276      505      951
    Loss on disposal of equipment...................      68       82       28
    Change in assets and liabilities-
      Decrease (increase) in accounts receivable....  (1,087)    (561)   1,457
      Decrease (increase) in inventories............     (58)      34      151
      Decrease in deferred income taxes, net........     517      325      --
      Increase in prepaid expenses and other........     (21)     (13)     (53)
      Increase in other assets......................     (15)      (1)     (15)
      Increase (decrease) in accounts payable.......     210      826     (387)
      Increase (decrease) in accrued liabilities....     235      343      (35)
      Increase (decrease) in deferred revenue.......      90     (183)     329
                                                     -------  -------  -------
        Net cash provided by (used in) operating ac-
         tivities...................................   1,327   (1,268)  (2,845)
                                                     -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...............    (220)    (600)  (1,341)
  Payments for software development costs...........    (210)    (256)    (346)
                                                     -------  -------  -------
        Net cash used in investing activities.......    (430)    (856)  (1,687)
                                                     -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from line of credit......................     --       925      735
  Payments on line of credit........................     --       --      (925)
  Payments of capital lease obligations.............     (20)     (42)     (43)
  Payments on notes payable.........................     (60)     --       --
  Proceeds from sale of common stock................       8       16      216
  Proceeds from shareholder note receivable.........     --        17      --
  Proceeds from sale of mandatorily redeemable con-
   vertible preferred stock.........................     --       --     5,250
  Issuance costs of mandatorily redeemable convert-
   ible preferred stock.............................     --       --      (464)
                                                     -------  -------  -------
        Net cash (used in) provided by financing ac-
         tivities...................................     (72)     916    4,769
                                                     -------  -------  -------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES....      17        1      (22)
                                                     -------  -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVA-
 LENTS..............................................     842   (1,207)     215
CASH AND CASH EQUIVALENTS, beginning of year........     644    1,486      279
                                                     -------  -------  -------
CASH AND CASH EQUIVALENTS, end of year.............. $ 1,486  $   279  $   494
                                                     =======  =======  =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for income taxes........................ $     5  $    40  $   --
  Cash paid for interest............................ $     8  $    32  $    58
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Property and equipment acquired under capital
   leases........................................... $    66  $   127  $   --
  Accretion to redemption value..................... $   --   $   --   $    88
  Notes payable to shareholders..................... $   --   $   --   $   122

  The accompanying notes are an integral part of these consolidated financial statements.

                           ASSURENET PATHWAYS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

  AssureNet Pathways, Inc. (the "Company") is a provider of network security products and services that protect enterprise networks, including private local area networks, wide area networks and internal networks based on non-proprietary communications protocols. The Company's products, which are based on a variety of open computing platforms and support networking and security standards, prevent unauthorized network access and the theft and manipulation of mission critical information. The Company is incorporated in California and has three wholly-owned subsidiaries located in the United Kingdom, Delaware and the U.S. Virgin Islands. The Company changed its name to AssureNet Pathways, Inc., from Digital Pathways, Inc. in June 1996.

  The Company is subject to a number of business risks, including competition from other companies, dependence on the success of new product introductions, the growth of the remote access market, dependence on key employees and the ability to attract and retain additional qualified personnel.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant operating losses in the years ended December 31, 1995 and 1996. As of December 31, 1996, the Company has a shareholders' deficit of $4,293,000 and a net working capital deficiency of $1,299,000, all of which raise substantial doubt about its ability to continue as a going concern. The Company is dependent on its ability to achieve successful operations, including obtaining additional financing. Management has entered into an agreement to be acquired by AXENT Technologies, Inc. (see Note 12). There is no assurance that the Company will be able to achieve successful operations, obtain additional financing or complete the acquisition. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Financial Statement Presentation

  The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all intercompany accounts and transactions.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. The majority of the Company's investments have consisted of money market accounts and are classified as cash and cash equivalents in the accompanying consolidated balance sheets.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives (three to ten years) of the assets. Leasehold improvements and assets acquired under capital leases recorded at the present value of the related lease obligations are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives (three to ten years). Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed.

                           ASSURENET PATHWAYS, INC.

The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition recognized in income. Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1995    1996
                                                                 ------  ------
   Computer equipment........................................... $  938  $1,187
   Production machinery and equipment...........................     83     275
   Leasehold improvements.......................................    125     325
   Furniture and fixtures.......................................    134     691
                                                                 ------  ------
       Total property and equipment.............................  1,280   2,478
   Less--Accumulated depreciation and amortization..............   (510)   (924)
                                                                 ------  ------
       Property and equipment, net.............................. $  770  $1,554
                                                                 ======  ======

  Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $193,000 and $197,000 as of December 31, 1995 and 1996, respectively. Accumulated amortization on the leased assets was approximately $37,000 and $91,000 as of December 31, 1995 and 1996, respectively.

 Software Development Costs

  The Company capitalizes software development costs in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility for the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

  Amortization of capitalized software development costs begins when the products are available for general release to customers and is generally computed on a straight-line basis over the remaining estimated economic life of the product (18 months to three years). It is reasonably possible that the estimates of the remaining estimated economic life of the products will be significantly reduced in the near term due to competitive pressures and other factors. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term. Amortization, which is included in cost of revenue, amounted to approximately $89,000, $203,000 and $422,000 for the years ended December 31, 1994, 1995 and 1996, respectively. As of December 31, 1995 and 1996 there was approximately $185,000 and $46,000, respectively, included in capitalized software development costs that was not being amortized as the related products had achieved technical feasibility but were not yet in general release.

 Foreign Currency Translation

  The functional currency of the Company's foreign subsidiaries is the local currency. Accordingly, the Company applies the current rate method to translate the subsidiaries' financial statements into U.S. dollars. Translation adjustments are included as a separate component of shareholders' equity in the accompanying consolidated financial statements.

                           ASSURENET PATHWAYS, INC.

 Net Income (Loss) Per Share

  Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of convertible preferred stock (using the "if converted" method) and stock options and warrants (using the treasury stock method). Common equivalent shares are not included in the computation if the effect is antidilutive.

 Revenue Recognition

  The Company generates revenue from sales of its hardware products and fees received under software license agreements. Sales are made directly to end users and indirectly through resellers. Revenue on hardware products is recognized upon shipment to the customer. Software license fees are generally recognized when a customer purchase order has been received, the software has been shipped, collection of the receivable is probable and there are no significant obligations remaining. Software licenses exclude new versions of the licensed software but include a 90-day technical support period. Revenues for this 90-day support period are unbundled from the software license fees and recognized ratably over 90 days. After the 90-day period, the Company's customers generally enter into maintenance agreements for ongoing technical support.

  Maintenance revenue is recognized ratably over the term of the support period. Deferred revenue primarily relates to maintenance services which have been paid by customers prior to the performance of those services.

  The Company grants certain rights of return to its customers and provides for estimated future returns, stock rotation, price protection and the estimated cost of warranty at the time of sale based on historical experience.

 Reclassifications

  Certain amounts in the prior periods have been reclassified to conform to the current year's presentation.

 Concentration of Credit Risk

  Financial instruments which may potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. As of December 31, 1995, approximately 22% of accounts receivable was concentrated with one customer. As of December 31, 1996, approximately 20%, 14% and 13% of accounts receivable were concentrated with three different customers, respectively. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well established companies.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Inventories consist of the following (in thousands):

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1995   1996
                                                                   ------ ------
   Raw materials.................................................. $  136 $  133
   Work-in-process................................................    167     14
   Finished goods.................................................    261    266
                                                                   ------ ------
       Total...................................................... $  564 $  413
                                                                   ====== ======

  The Company is dependent on certain domestic and international suppliers, including limited and sole-source suppliers, to provide key components and assembly services for the Company's products. If these suppliers were unable to provide these key components or services in a timely manner, or production of key components was ceased by these suppliers, the Company's business, operating results and financial condition could be adversely affected.

                           ASSURENET PATHWAYS, INC.

 Accrued Liabilities

  Accrued liabilities consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
   Accrued compensation and commissions.......................... $  314 $  353
   Warranty reserve..............................................    121    106
   Other.........................................................    496    437
                                                                  ------ ------
                                                                  $  931 $  896
                                                                  ====== ======

3. LINE OF CREDIT:

  During October 1994, the Company entered into a Loan and Security Agreement (the "Agreement") with a bank. In April 1996, the borrowing base under this Agreement was increased and certain financial covenants were amended. Borrowings under the Agreement bore interest at 0.5% above the Bank's prime rate (8.75% at December 31, 1996) and were limited to $4,000,000. As of December 31, 1996, the outstanding balance was approximately $735,000. The line of credit was secured by substantially all of the Company's assets. The Agreement required the Company to maintain specified levels of net tangible worth and to comply with certain other covenants. At December 31, 1996, the Company was not in compliance with all of the financial covenants under the Agreement. A waiver has been received from the bank for covenant non-compliance at December 31, 1996. The Agreement expired on October 21, 1996 and was verbally extended by the bank with no set maturity date. Borrowings under the Agreement were repaid in February 1997 with the proceeds from the line of credit discussed below.

  In January 1997, the Company entered into an agreement with a different bank for a $2,500,000 revolving line of credit facility ("Line of Credit") and a $750,000 non-revolving equipment line ("Equipment Line"). The interest rate applicable to the Line of Credit and Equipment Line is the bank's prime rate plus 1.50% and prime rate plus 2.00%, respectively. The Line of Credit and Equipment Line expire in December 1997 and December 1999, respectively. Under the Line of Credit and Equipment Line, the Company is required to meet certain financial covenants. The Line of Credit and Equipment Line are secured by the bank's senior security interest in all of the Company's assets, including intellectual property. In conjunction with entering the Line of Credit and Equipment Line, the Company issued the bank a warrant for 35,000 shares of the Company's common stock with an exercise price of $0.75 per share of common stock. These warrants expire in January 2002. In February 1997, the Company transferred borrowings outstanding under the original Agreement to the Line of Credit. The original Agreement was terminated at that time. The Company has borrowed an additional $50,000 under the Line of Credit and $200,000 under the Equipment Line. The Company is not in compliance with certain of the financial covenants under the Line of Credit and Equipment Line. Subsequent to December 31, 1996, the Company received a waiver from the bank for this non-compliance.

                           ASSURENET PATHWAYS, INC.

4. CAPITAL LEASE OBLIGATIONS:

  Minimum future lease payments under capital leases as of December 31, 1996 are summarized as follows (in thousands):

   YEAR ENDING
   DECEMBER 31,
   ------------
   1997....................................................... $   65
   1998.......................................................     41
   1999.......................................................      3
                                                               ------
       Total minimum lease payments...........................    109
   Less--Amount representing interest (12.0% to 16.6%)........... (12)
                                                               ------
   Present value of lease payments............................     97
   Less--Current portion......................................    (55)
                                                               ------
   Long-term portion.......................................... $   42
                                                               ======

5. COMMITMENTS:

  The Company leases its current facilities and certain equipment under noncancelable operating leases that expire at various dates through 2014.
Under the terms of the facilities' leases, the Company is responsible for utilities, maintenance, insurance and property taxes. As of December 31, 1996, the future minimum lease payments are as follows (in thousands):

   YEAR ENDING
   DECEMBER 31,
   ------------
   1997....................................................... $  521
   1998.......................................................    476
   1999.......................................................    199
   2000.......................................................     34
   2001.......................................................     34
   Thereafter.................................................    398
                                                               ------
                                                               $1,662
                                                               ======

  Rental expense was approximately $579,000, $595,000 and $564,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

6. RELATED PARTY TRANSACTION:

  At various times during the year ended December 31, 1996, two executive officers of the Company exercised stock options to acquire 1,220,000 shares of common stock at $0.10 per share. In December 1996, the Company rescinded all of these exercised stock options and cancelled the related 1,220,000 shares of common stock. In exchange for the purchase price paid by the two executive officers, the Company issued two Promissory Notes ("Notes") for the total amount of $122,000. The stock options were reinstated under their original terms. The Notes are non-interest bearing and are due and payable on the earlier of December 31, 1997, or the exercise of the reinstated options.

                           ASSURENET PATHWAYS, INC.

7. SAVINGS AND RETIREMENT PLAN:

  Effective April 1, 1988, the Company established a Savings and Retirement Plan ("the Plan"), which generally covers all employees of the Company who are over 21 years of age and have worked for the Company for at least six months. Annual contributions to the Plan may take two forms: Annual Profit Sharing contributions and Employer Matching contributions.

  Annual Profit Sharing contributions to the Plan are discretionary, as determined by the Board of Directors. Contributions vest at a rate of 50% per year beginning with an individual's second year with the Company. As of December 31, 1996, the Company has made no Annual Profit Sharing contributions to the Plan.

  Employer Matching contributions are discretionary, as determined by the Board of Directors and are currently equal to 25% of the employee's salary reduction contributions to the Plan. For the years ended December 31, 1994, 1995 and 1996, Employer Matching contributions amounted to approximately $30,000, $44,000 and $62,000, respectively.

8.  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  In March, 1996, the Company completed the sale of 1,280,488 newly issued Series C Redeemable Convertible Preferred Stock ("Series C") at a price of $4.10 per share, net of issuance costs of approximately $464,000, and issued warrants to purchase 512,195 shares of Common Stock at a price equal to the Series C conversion price. The value of the warrants at the date of issuance was not significant and, therefore, no value was assigned to the warrants for accounting purposes. The warrants expire on the earlier of the closing of an initial public offering or March 5, 1998. The Series C is senior to the Series A and B. The rights and preferences of the Series C are as follows:

  Dividends

  The holders of the Series C shall be entitled, when and as declared by the Board of Directors, to dividends at a rate of $0.41 per share, per annum, payable in preference and priority to payment of any dividend on any other series of stock, preferred or common.

  Liquidation Preference

  In the event of any liquidation, dissolution or winding up of the Company, each holder of a share of Series C will have a right to receive an amount equal to $4.10, plus any accrued and unpaid dividends, prior and in preference to any liquidation payment to the holders of Series A, Series B and Common Stock.

  Redemption

  Holders of Series C may, at their option, require the Company to redeem shares on each March 1 from 2000 through 2003. The shares that can be redeemed in 2000 through 2002 are subject to certain restrictions included in the Company's Articles of Incorporation. The redemption price is the original issue price of Series C plus all declared but unpaid dividends.

  Conversion Rights

  Each share of Series C can be converted into 1.85 shares of Common Stock at any time at the option of the holder.

                           ASSURENET PATHWAYS, INC.

9.  SHAREHOLDERS' EQUITY (DEFICIT):

 Series A and Series B Convertible Preferred Stock

  The Convertible Preferred Stock outstanding consists of 1,947,689 and 3,495,500 shares of Series A Convertible Preferred Stock ("Series A") and Series B Convertible Preferred Stock ("Series B"), respectively.

  The rights and preferences of the Series A and B Convertible Preferred Stock are as follows:

  Dividends

  The holders of Series B shall be entitled when and if declared by the Board of Directors, to dividends at a rate of $0.10 per share, per annum, payable in preference and priority to payment of any dividend on Series A or Common Stock. The holders of Series A shall be entitled, when, as, and if declared by the Board of Directors, to dividends at a rate of $0.09 per share, per annum, payable in preference and priority to any payment of any dividend on the Common Stock. Dividends are non-cumulative.

  Liquidation Preference

  The holders of the Series B are entitled to receive, prior and in preference to any distribution of any assets and property to the holders of Series A or Common Stock, an amount equal to $1.00 per share plus any declared but unpaid dividends. If the assets and property are insufficient to permit the payment of the entire preferential amount for the holders of the Series B, then the entire assets and property will be distributed ratably among the holders of the Series B.

  The holders of the Series A are entitled to receive, prior and in preference to any distribution of any assets and property to the holders of Common Stock, an amount equal to $0.90 per share plus any declared but unpaid dividends. If the remaining assets and property are insufficient to permit the payment of the entire preferential amount, then the entire remaining assets and property will be distributed ratably among the holders of the Series A.

  After the distribution of the preferential amounts to the preferred shareholders, the holders of Series A, Series B and Series C and Common Stock shall be entitled to receive all remaining assets distributed ratably, based on the number of shares of Common, Series A, Series B and Series C (on an as converted basis) then issued and outstanding.

  Conversion

  Each share of Series A and B can be converted into one share of Common Stock at any time at the option of the holder. The conversion rate for Series B is subject to adjustment for anti-dilution as defined in the Articles of Incorporation.

  Each share of Series A and B will automatically convert into shares of Common Stock immediately prior to the closing of the issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933 which meets certain criteria.

                           ASSURENET PATHWAYS, INC.

 Common Stock

  As of December 31, 1996, the Company has reserved the following shares of unissued Common Stock:

   Conversion of outstanding mandatorily redeemable convertible preferred stock and convertible preferred stock--
     Series A.....................................................  1,947,689
     Series B.....................................................  3,495,500
     Series C (see Note 8)........................................  2,368,903
   Stock Option Plan..............................................  3,475,307
   Common stock warrants..........................................    512,195
                                                                   ----------
                                                                   11,799,594
                                                                   ==========

 Stock Plans

  The Company applies APB Opinion No. 25 and related interpretations in accounting for the Company's stock plans. Had compensation cost for the Company's stock plans been determined on the fair value at the date of grant of the stock options under the stock plans, consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and earnings per share would have been reduced to the pro forma amounts (in thousands) indicated below:

                                                                1995     1996
                                                               -------  -------
   Net loss
       As reported............................................ $(2,625) $(5,271)
                                                               =======  =======
       Pro forma.............................................. $(2,801) $(5,694)
                                                               =======  =======
   Loss per share
       As reported............................................ $ (0.95) $ (1.33)
                                                               =======  =======
       Pro forma.............................................. $ (1.01) $ (1.44)
                                                               =======  =======

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996; risk-free interest rate of 6 percent; expected dividend yields of 0 percent; expected lives of 6 years; expected volatility of -0- percent (the Company is a private entity).

  Stock Option Plan and Stock Purchase Plan

  As of December 31, 1996, the Company's Board of Directors and shareholders have authorized a maximum of 3,950,000 shares of Common Stock to be issued under either the Company's Stock Option Plan (the "Option Plan") or the Stock Purchase Plan (the "Purchase Plan").

  Under the Company's Option Plan, the Board of Directors may grant incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. The exercise price for an incentive stock option cannot be less than the fair market value of one share of Common Stock, as determined by the Board of Directors on the date of grant. The exercise price per share of nonstatutory stock options granted under the Option Plan cannot be less than 85% of the fair market value of one share of Common Stock on the date of grant.

                           ASSURENET PATHWAYS, INC.

  Under the Option Plan, in the event of the termination of a purchaser's continuous status as an employee or consultant, the Company has the right to repurchase, at the original exercise price, any unvested stock purchased under a stock option.

  The Option Plan grants the Board of Directors the discretion to determine when the options granted thereunder shall become exercisable. The majority of the options do not vest for the first seven months, vest in 7/48ths at the end of the seventh month and, thereafter, at the rate of 1/48th per month until fully vested in four years.

  Under the Company's Purchase Plan, the Board of Directors may grant stock purchase rights to employees, directors and consultants. The purchase price per share for a stock purchase right cannot be less than the fair market value of one share of Common Stock, as determined by the Board of Directors on the date of grant.

  The Purchase Plan grants the Board of Directors the discretion to determine when the stock purchase rights granted shall become exercisable. The majority of purchase rights are immediately exercisable.

  The Company granted stock purchase rights to acquire 4,250, 1,500 and 3,150 shares of common stock in the years ended December 31, 1994, 1995 and 1996, respectively.

  In addition, the Company's Board of Directors may grant stock options outside of the Option Plan. The exercise price of stock options granted outside of the Option Plan is determined by the Board of Directors based on the fair market value of the common stock on the date of grant.

  Executive Performance Incentive Plan

  The Company's Executive Performance Incentive Plan (the "Executive Plan") was adopted by the Board of Directors in March 1996 and bases a portion of the compensation for a select group of senior executive employees on the attainment of certain performance goals for the Company.

  The Executive Plan is administered by the Compensation Committee of the Board of Directors. Employees who are selected for participation will have a base bonus established by the Compensation Committee at the beginning of each fiscal year. The base bonus may then be increased or decreased in accordance with a formula which is based on a comparison of achieved net revenue and pre-tax profits. The bonus is paid quarterly over the fiscal year. For the first two quarters of 1996, the base bonus was paid with options granted under the Company's Option Plan, certain of which are subject to vesting requirements. The number of shares for which the options were granted was equal to the base bonus for each of the first two quarters of fiscal 1996 divided by the fair market value of the Company's common stock on the date of grant. No bonus was earned for the last two quarters of fiscal 1996.

                           ASSURENET PATHWAYS, INC.

  Stock option activity under the Company's various stock plans is as follows:

                                                     STOCK OPTIONS OUTSTANDING
                                                    ----------------------------
                                                      NUMBER    WEIGHTED AVERAGE
                                                    OF SHARES    EXERCISE PRICE
                                                    ----------  ----------------
   BALANCE, December 31, 1993......................  1,918,277       $0.10
     Granted.......................................    557,000       $0.10
     Exercised.....................................    (80,001)      $0.10
     Canceled......................................   (107,824)      $0.10
                                                    ----------       -----
   BALANCE, December 31, 1994......................  2,287,452       $0.10
     Granted.......................................    905,500       $2.40
     Exercised.....................................   (123,167)      $0.10
     Canceled......................................   (124,452)      $0.14
                                                    ----------       -----
   BALANCE, December 31, 1995......................  2,945,333       $0.81
     Granted.......................................    852,260       $1.45
     Exercised..................................... (1,416,933)      $0.12
     Reinstated (see Note 6).......................  1,220,000       $0.10
     Canceled......................................   (867,279)      $2.65
                                                    ----------       -----
   BALANCE, December 31, 1996......................  2,733,381       $1.07
                                                    ==========       =====

  The following table summarizes information about stock options outstanding at December 31, 1996:

                                      OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                         ---------------------------------------------- ---------------------------
                             NUMBER                                        NUMBER
                         OUTSTANDING AT WEIGHTED-AVERAGE   WEIGHTED-    EXERCISABLE    WEIGHTED-
        RANGE OF          DECEMBER 31,     REMAINING        AVERAGE     DECEMBER 31,    AVERAGE
    EXERCISE PRICES           1996      CONTRACTUAL LIFE EXERCISE PRICE     1996     EXERCISE PRICE
    ---------------      -------------- ---------------- -------------- ------------ --------------
$0.10...................   1,838,563       5.27 years        $0.10       1,838,563       $0.10
$0.75 to $1.50..........     185,648       8.84 years        $1.24         185,648       $1.24
$2.50 to $3.75..........     709,170       9.28 years        $3.56         649,470       $3.56
                           ---------                                     ---------
                           2,733,381                                     2,673,681
                           =========                                     =========

  Of the 2,673,681 options exercisable at December 31, 1996, 699,511 options are unvested and subject to repurchase rights at the discretion of the Company.

  As of December 31, 1996, there were 741,926 shares available for future grant under the Option Plan.

10. INCOME TAXES:

  Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 provides for an asset and liability approach to accounting for income taxes under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

                           ASSURENET PATHWAYS, INC.

  The provision (benefit) for income taxes consisted of the following components (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ---------------
                                                               1994 1995  1996
                                                               ---- ----  ----
   Current--
     Federal.................................................. $--  $  6  $--
     State....................................................   48    1   --
     Foreign..................................................  131  (29)  (40)
                                                               ---- ----  ----
       Total current..........................................  179  (22)  (40)
                                                               ---- ----  ----
   Deferred--
     Federal..................................................  430  325   --
     State....................................................   30  --    --
     Foreign..................................................   57  --    --
                                                               ---- ----  ----
       Total deferred.........................................  517  325   --
                                                               ---- ----  ----
       Total provision for (benefit from) income taxes........ $696 $303  $(40)
                                                               ==== ====  ====

  The provision for income taxes differs from the amount computed by applying the statutory federal income tax rates as follows:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                           -----------------
                                                           1994  1995   1996
                                                           ----  ----   ----
   Provision (benefit) computed at federal statutory
    rate..................................................  35%  (35)%  (35)%
   State income taxes, net of federal tax benefit.........   6    (6)    (6)
   Foreign tax differential............................... --    --     --
   Net operating losses not benefitted.................... --     41     41
   Change in valuation allowance.......................... --     14    --
   Other..................................................  (3)   (1)   --
                                                           ---   ---    ---
     Total provision for income taxes.....................  38%   13%   -- %
                                                           ===   ===    ===

  The major components of the deferred tax asset are as follows (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
   Reserves and allowances.................................... $   185  $   430
   Net operating loss carryforwards...........................   1,025    2,179
   Research and development credit carryforwards..............     300      365
   Other......................................................      45       25
                                                               -------  -------
     Sub-total................................................   1,555    2,999
   Valuation allowance........................................  (1,370)  (2,894)
                                                               -------  -------
     Deferred tax asset.......................................     185      105
   Deferred tax liabilities--capitalized software.............    (185)    (105)
                                                               -------  -------
     Deferred tax asset, net.................................. $   --   $   --
                                                               =======  =======

                           ASSURENET PATHWAYS, INC.

  Net operating loss and tax credit carryforwards expire at various dates through 2011. The Company believes sufficient uncertainty exists regarding the realizability of the operating loss and credit carryforwards and, accordingly, has provided a valuation allowance for them. Net operating loss carryforwards for federal and state income tax purposes at December 31, 1996 were approximately $6,100,000 and $1,700,000, respectively. Research and development tax credit carryforwards at December 31, 1996 were approximately $365,000. The Internal Revenue Service Code contains provisions which may limit the net operating loss and tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interests.

11. GEOGRAPHIC AREA AND SEGMENT DATA:

  The Company operates in a single industry segment. The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives and distributors.

  The Company's operations by geographical area for each of the three years in the period ended December 31, 1996, were as follows (in thousands):

                                                      ADJUSTMENTS
                                     UNITED  UNITED       AND
                                     STATES  KINGDOM  ELIMINATIONS CONSOLIDATED
                                     ------- -------  ------------ ------------
   1994
   Revenues:
     Customers...................... $ 8,763 $3,224      $ --        $11,987
     Intercompany...................     848    --        (848)          --
                                     ------- ------      -----       -------
                                     $ 9,611 $3,224      $(848)      $11,987
                                     ======= ======      =====       =======
   Income from operations........... $ 1,208 $  642      $ (55)      $ 1,795
   Interest income (expense), net... $    21 $   (8)     $ --             13
                                                                     -------
   Income before taxes..............                                 $ 1,808
                                                                     =======
   Identifiable assets.............. $ 5,099 $1,382      $(890)      $ 5,591
                                     ======= ======      =====       =======

                                                 ADJUSTMENTS
                              UNITED   UNITED        AND
                              STATES   KINGDOM   ELIMINATIONS CONSOLIDATED
                              -------  -------   ------------ ------------
   1995
   Revenues:
     Customers............... $ 8,056  $3,422       $ --        $11,478
     Intercompany............     986     --         (986)          --
                              -------  ------       -----       -------
                              $ 9,042  $3,422       $(986)      $11,478
                              =======  ======       =====       =======
   (Loss) income from opera-
    tions.................... $(2,385) $   55       $ (16)      $(2,346)
   Interest income, net...... $    17  $    7       $ --             24
                                                                -------
   Loss before taxes.........                                   $(2,322)
                                                                =======
   Identifiable assets....... $ 4,082  $1,910       $(999)      $ 4,993
                              =======  ======       =====       =======

                           ASSURENET PATHWAYS, INC.

                                                      ADJUSTMENTS
                                    UNITED   UNITED       AND
                                    STATES   KINGDOM  ELIMINATIONS CONSOLIDATED
                                    -------  -------  ------------ ------------
   1996
   Revenues:
     Customers..................... $ 7,196  $6,227     $   --       $13,423
     Intercompany..................   2,812     --       (2,812)         --
                                    -------  ------     -------      -------
                                    $10,008  $6,227     $(2,812)     $13,423
                                    =======  ======     =======      =======
   (Loss) income from operations... $(4,009) $ (745)    $   126      $(4,628)
   Interest income, net............ $    10  $    3         --            13
   Other expense...................                                     (696)
                                                                     -------
   Loss before taxes...............                                  $(5,311)
                                                                     =======
   Identifiable assets............. $ 4,716  $1,595     $(1,905)     $ 4,406
                                    =======  ======     =======      =======

  Intercompany sales and transfers are accounted for based on established intercompany sales prices.

  For each of the years ended December 31, 1994 and 1995, no one customer accounted for more than 10% of net revenue. For the year ended December 31, 1996, one customer accounted for approximately 27% of net revenue.

12. PROPOSED MERGER (UNAUDITED):

  On January 6, 1997, the Company entered into an Agreement and Plan of Merger which was amended on February 26, 1997 (the "Merger Agreement") with AXENT Technologies, Inc. ("AXENT").

  Pursuant to the Merger Agreement, outstanding shares of preferred and common stock and outstanding options and warrants of the Company will be converted into shares of AXENT Common Stock or options or warrants to purchase AXENT Common Stock, as applicable. Each share of Series A and B Preferred Stock will be converted into a fraction of a share of AXENT Common Stock determined by
(a) dividing the liquidation preference for such share ($.90 for the Series A and $1.00 for the Series B) by the average closing price of a share of AXENT Common Stock for the ten (10) trading days ending the third day preceding the Closing Date (the "AXENT Share Value") and (b) adding the Common Stock Conversion Ratio determined as set forth below (the "Series A Conversion Ratio" and the "Series B Conversion Ratio," respectively).

  Each share of Series C will be converted into a fraction of a share of AXENT Common Stock determined by (a) dividing the liquidation preference for such share ($4.10) by the AXENT Share Value and (b) adding the Common Stock Conversion Ratio (determined as set forth below) multiplied by 1.85 (the "Series C Conversion Ratio").

  Each share of the Company's common stock will be converted into a fraction of a share of AXENT Common Stock equal to a fraction (the "Common Stock Conversion Ratio"), the numerator of which is the result of subtracting the Liquidation Preference Shares (determined as set forth below) from 1,550,000 and the denominator of which is the sum of (i) the number of shares of AssureNet Common Stock outstanding immediately prior to the Effective Time;
(ii) the number of shares of AssureNet Common Stock into which the AssureNet Preferred Stock outstanding immediately prior to the Effective Time is convertible and

                           ASSURENET PATHWAYS, INC.

(iii) the number of shares of AssureNet Common Stock issuable upon exercise of all options and warrants to purchase the AssureNet Common Stock outstanding immediately prior to the Effective Time (A) with exercise prices less than the result of multiplying the Common Stock Conversion Ratio by the AXENT Share Value or (B) granted or issued on or after January 6, 1997 (the "Counted Assumed Option Shares" and "Counted Assumed Warrant Shares," respectively). However, if the AXENT Share Value is less than $13.00, each share of the Company's Common Stock actually outstanding (but not the Company's Preferred Stock) will be converted into such fraction of a share of AXENT Common Stock (the "Fraction") plus cash equal to the difference between (i) $13.00 times the fraction of a share of AXENT Common Stock into which such share of Common Stock would have been converted if the AXENT Share Value had been $13.00 and
(ii) the AXENT Share Value times the Fraction. The Liquidation Preference Shares will be determined by dividing $10,498,420.90 by the AXENT Share Value. The Merger Agreement is subject to certain conditions including approval by the Company's shareholders.

                                    ANNEX A

                      AMENDED AGREEMENT AND PLAN OF MERGER

                     AMENDED AGREEMENT AND PLAN OF MERGER

  This Amended Agreement and Plan of Merger (this "Agreement") entered into as of January 6, 1997 and amended on February 26, 1997 by and among Axent Technologies, Inc., a Delaware corporation (the "Buyer"), Axquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer (the "Transitory Subsidiary"), and Assurenet Pathways, Inc., a California corporation (the "Company"). The Buyer, the Transitory Subsidiary and the Company are referred to collectively herein as the "Parties."

  This Agreement contemplates a merger of the Company into the Transitory Subsidiary in a transaction that will qualify under Section 368 of the Code (as defined below). In such merger, the shareholders of the Company will receive capital stock of the Buyer in exchange for their capital stock of the Company.

  Now, Therefore, in consideration of the representations, warranties, agreements and covenants herein contained, the Parties agree as follows.

                                   ARTICLE I

                                  THE MERGER

  1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, the Company shall merge with and into the Transitory Subsidiary (with such merger referred to herein as the "Merger") at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of the Company shall cease and the Transitory Subsidiary shall continue as the surviving corporation in the Merger (the "Surviving Corporation"). The "Effective Time" shall be the time at which the Company and the Transitory Subsidiary file the agreement of merger and certificates of merger prepared and executed in accordance with the relevant provisions of the California General Corporation Law and the Delaware General Corporation Law (together, the "Certificates of Merger") with the Secretaries of State of the State of Delaware and the State of California. The Merger shall have the effects specified in this Agreement and in Section 259 of the Delaware General Corporation Law.

  1.2 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Piper & Marbury, L.L.P., 1200 Nineteenth Street, N.W., Washington, D.C., commencing at 10:00 a.m. local time on March 14, 1997, or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby have not been satisfied or waived by such date, on such mutually agreeable later date as soon as practicable after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (the "Closing Date").

  1.3 Actions at the Closing. At the Closing, (a) the Company shall deliver to the Buyer and the Transitory Subsidiary the various certificates, instruments and documents referred to in Section 5.2, (b) the Buyer and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 5.3, (c) the Company and the Transitory Subsidiary shall file with the Secretaries of State of the State of Delaware and the State of California the Certificates of Merger and (d) the Buyer shall deliver certificates for the Merger Shares (as defined below) to Boston EquiServ LP as exchange agent (the "Exchange Agent") in accordance with
Section 1.7.

  1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary, in order to consummate the transactions contemplated by this Agreement.

  1.5 Conversion of Shares.

  (a) "Buyer Share Market Value" shall be the average closing price on the Nasdaq National Market System for the Buyer's shares of Common Stock for the ten (10) trading days ending three (3) days prior to the Closing Date.

  "Merger Shares" shall be 1,550,000 shares of Common Stock of the Buyer ("Buyer Common Stock").

  "Common Stock Conversion Ratio" shall be a fraction of a share determined by
(a) subtracting from the Merger Shares a number of shares equal to $10,498,420.90 divided by the Buyer Share Market Value, and (b) dividing that result by the sum of (i) Common Stock Equivalents and (ii) Counted Assumed Option Shares.

  "Common Stock Equivalents" shall mean the total number of shares of Common Stock outstanding plus the total number of shares to which holders of outstanding shares of Preferred Stock would be entitled upon conversion.

  "Counted Assumed Option Shares" shall mean the shares of Company Common Stock issuable upon exercise of options outstanding at the Closing (whether vested or unvested) with exercise prices per share less than the Common Stock Conversion Ratio multiplied by the Buyer Share Market Value. In addition, any option granted by the Company from the date of this Agreement until the Closing shall only be exercisable for shares of Company Common Stock that are Counted Assumed Option Shares. In addition, any warrant granted by the Company from the date of this Agreement until the Closing shall only be exercisable for shares of Company Common Stock that are Counted Assumed Option Shares.

  "Series C Conversion Rate" shall mean the total number of shares to which holders of Series C Convertible Preferred Stock would be entitled upon conversion divided by the total number of shares of Series C Convertible Preferred Stock outstanding immediately prior to the Merger.

  "Company Shareholders" shall mean the holders of the Company's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Common Stock.

  "Company Shares" shall mean shares of the Company's equity securities actually held by each Company Shareholder.

  (b) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the following securities:

  Each share of Series A Convertible Preferred Stock, no par value per share, issued and outstanding immediately prior to the Effective Time shall be converted into a fraction of a share of Buyer Common Stock determined by (i) dividing $.90 by the Buyer Share Market Value and (ii) adding the Common Stock Conversion Ratio.

  Each share of Series B Convertible Preferred Stock, no par value per share, issued and outstanding immediately prior to the Effective Time shall be converted into a fraction of a share of Buyer Common Stock determined by (i) dividing $1.00 by the Buyer Share Market Value and (ii) adding the Common Stock Conversion Ratio.

  Each share of Series C Convertible Preferred Stock, no par value per share, issued and outstanding immediately prior to the Effective Time shall be converted into a fraction of a share of Buyer Common Stock determined by (i) dividing $4.10 by the Buyer Share Market Value and (ii) adding the Common Stock Conversion Ratio multiplied by the Series C Conversion Rate.

  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into such fraction of a share of Buyer Common Stock as is equal to the Common Stock Conversion Ratio. However, if the Buyer Share Market Value is less than $13.00, each share of Company

Common Stock will be converted into such fraction of a share of Buyer Common Stock (the "Fraction") plus cash equal to the difference between (i) $13.00 times the fraction of a share of Buyer Common Stock into which such share of Company Common Stock would have been converted if the Buyer Share Market Value had been $13.00 and (ii) the Buyer Share Market Value times the Fraction.

  The Merger Shares shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Buyer Common Stock between the date of this Agreement and the Effective Time.

  (c) Each Company Share held in the Company's treasury immediately prior to the Effective Time and each Company Share owned beneficially by the Buyer or the Transitory Subsidiary shall be cancelled and retired without payment of any consideration therefor.

  (d) Each share of common stock, $.01 par value per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding.

  (e) Notwithstanding the foregoing, no fractional shares of Buyer Common Stock shall be issued; but instead such fractional shares shall be converted into cash as provided in Section 1.9.

  1.6 Dissenting Shares.

  (a) For purposes of this Agreement, "Dissenting Shares" means Company Shares held as of the Effective Time by a Company Shareholder who has not voted such Company Shares in favor of the adoption of this Agreement and the Merger and with respect to which appraisal shall have been duly demanded and perfected in accordance with Chapter 13 of the California General Corporation Law and not effectively withdrawn or forfeited prior to the Effective Time. Notwithstanding Section 1.5(a) above, Dissenting Shares shall not be converted into or represent the right to receive Merger Shares, unless such Company Shareholder shall have forfeited his right to appraisal under the California General Corporation Law or withdrawn, with the consent of the Company, his demand for appraisal. If such Company Shareholder has so forfeited or withdrawn his right to appraisal of Dissenting Shares, then as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Shares issuable in respect of such Company Shares pursuant to Section 1.5(a).

  (b) The Company shall give the Buyer (i) prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and
(ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the California General Corporation Law. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

  1.7 Exchange of Shares.

  (a) Prior to the Effective Time, the Buyer shall appoint the Exchange Agent to effect the exchange for the Merger Shares of certificates that, immediately prior to the Effective Time, represented Company Shares converted into Merger Shares pursuant to Section 1.5 ("Certificates"). On the Closing Date, the Buyer shall deliver to the Exchange Agent, in trust for the benefit of holders of Certificates, a stock certificate (issued in the name of the Exchange Agent or its nominee) representing the Merger Shares, as described in Section 1.5(a). Within thirty (30) days after the Effective Time, the Buyer shall cause the Exchange Agent to send a notice and a transmittal form to each holder of a Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate in exchange for the Merger Shares issuable pursuant to Section 1.5(a). Each holder of a Certificate, upon proper surrender thereof to the Exchange Agent in accordance with the instructions in such notice, shall be entitled to receive in exchange therefor (subject to any taxes required to be withheld) the Merger Shares issuable pursuant to Section 1.5(a). Until properly surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive the Merger Shares issuable pursuant to
Section 1.5(a). Holders of Certificates shall not be entitled to receive certificates for the Merger Shares to which they would otherwise be entitled until such Certificates are properly surrendered.

  (b) If any Merger Shares are to be issued in the name of a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance of such Merger Shares that
(i) the Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper and (iii) the person requesting such transfer shall pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Exchange Agent nor any Party shall be liable to a holder of Company Shares for any Merger Shares issuable to such holder pursuant to Section 1.5(a) that are delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Buyer shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Shares issuable in exchange therefor pursuant to Section 1.5(a). The Board of Directors of the Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to submit to the Buyer an affidavit and to give to the Buyer an indemnity against any claim that may be made against the Buyer with respect to the Certificate alleged to have been lost, stolen or destroyed.

  (d) Promptly following the date which is six months after the Closing Date, the Exchange Agent shall return to the Buyer all Merger Shares in its possession, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate may surrender such Certificate to the Buyer and, subject to applicable abandoned property, escheat and similar laws, receive in exchange therefor the Merger Shares issuable with respect thereto pursuant to
Section 1.5(a).

  1.8 Dividends. No dividends or other distributions that are payable to the holders of record of Buyer Common Stock as of a date on or after the Closing Date shall be paid to former Company Shareholders entitled by reason of the Merger to receive Merger Shares until such holders surrender their Certificates in accordance with Section 1.7. Upon such surrender, the Buyer shall pay or deliver to the persons in whose name the certificates representing such Merger Shares are issued any dividends or other distributions that are payable to the holders of record of Buyer Common Stock as of a date on or after the Closing Date and which were paid or delivered between the Effective Time and the time of such surrender; provided that no such person shall be entitled to receive any interest on such dividends or other distributions.

  1.9 Fractional Shares. No certificates or scrip representing fractional Merger Shares shall be issued to former Company Shareholders upon the surrender for exchange of Certificates, and such former Company Shareholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of the Buyer with respect to any fractional Merger Shares that would otherwise be issued to such former Company Shareholders. In lieu of any fractional Merger Shares that would otherwise be issued, each former Company Shareholder that would have been entitled to receive a fractional Merger Share shall, upon proper surrender of such person's Certificates, receive a cash payment equal to the Buyer Share Market Value, multiplied by the fraction of a share that such Company Shareholder would otherwise be entitled to receive.

  1.10 Options and Warrants.

  (a) As of the Effective Time, all options to purchase Company Shares issued by the Company pursuant to its Restated 1982 Stock Option Plan, as amended, or pursuant to the resolution of the Company's Board of Directors or the Compensation Committee thereof ("Options"), whether vested, unvested or subject to repurchase by the Company following such exercise, shall be assumed by the Buyer. The Buyer and the Company shall enter into the Stock Option Assumption Agreement in the form attached hereto as Exhibit E. Immediately after the Effective Time, each Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Option at the Effective Time, such number of shares of Buyer Common Stock as is equal to the number of

Company Shares subject to the unexercised portion of such Option multiplied by the Common Stock Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the next lower whole number). The exercise price per share of each such assumed Option shall be equal to the exercise price of such Option immediately prior to the Effective Time, divided by the Common Stock Conversion Ratio (with any fraction of a cent resulting from such division to be rounded up to the next higher whole cent). The term, exercisability, vesting schedule, repurchase provisions, status as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986 (as amended, the "Code"), if applicable, and all of the other terms of the Options shall otherwise remain unchanged.

  (b) As soon as practicable after the Effective Time, the Buyer or the Surviving Corporation shall deliver to the holders of Options appropriate notices setting forth such holders' rights pursuant to such Options, as amended by this Section 1.10, and the agreements evidencing such Options shall continue in effect on the same terms and conditions (subject to the amendments provided for in this Section 1.10 and such notice).

  (c) The Buyer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of the Options assumed in accordance with this Section 1.10. As soon as practicable after the Effective Time, and in any event no later than 45 days after the Closing, the Buyer shall file a Registration Statement on Form S-8 (or any successor form) under the Securities Act of 1933 (as amended, the "Securities Act") with respect to all shares of Buyer Common Stock subject to such Options, and shall maintain the effectiveness of such Registration Statement for so long as such Options remain outstanding.

  (d) As of the Effective Time, the warrants to purchase Company Common Stock listed in Section 1.10(d) of the Disclosure Schedule (the "Warrants"), shall be assumed by the Buyer. The Buyer and the Company shall enter into the Warrant Assumption Agreement in the form attached hereto as Exhibit F. Immediately after the Effective Time, each Warrant outstanding immediately prior to the Effective Time shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Warrant at the Effective Time, such number of shares of Buyer Common Stock as is equal to the number of Company Common Stock subject to the unexercised portion of such Warrant multiplied by the Common Stock Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the next lower whole number). The exercise price per share of each such assumed Warrant shall be equal to the exercise price of such Warrant immediately prior to the Effective Time, divided by the Common Stock Conversion Ratio (with any fraction of a cent resulting from such division to be rounded up to the next higher whole cent). The Buyer shall use its best efforts to obtain the necessary approvals in connection with granting the holders of the Warrants all forms of registration rights pursuant to an amendment to the Buyer's Registration Rights Agreement dated December 10, 1992.

  (e) The Company shall use its best efforts to obtain, prior to the Closing, the consent from each holder of an Option or a Warrant to the amendment of such Option or Warrant pursuant to this Section 1.10.

  1.11 Certificate of Incorporation. The Certificate of Incorporation of the Surviving Corporation shall be the same as the Certificate of Incorporation of the Transitory Subsidiary immediately prior to the Effective Date and attached hereto as Exhibit A, except that the name of the corporation shall be changed to the name of the Company.

  1.12 By-laws. The By-laws of the Surviving Corporation shall be the same as the By-laws of the Transitory Subsidiary immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

  1.13 Directors and Officers. The directors of the Transitory Subsidiary shall remain the directors of the Surviving Corporation after the Effective Time. The officers of the Transitory Subsidiary shall remain as officers of the Surviving Corporation after the Effective Time, retaining their respective positions.

  1.14 No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of Certificates shall cease to have any rights with respect thereto, except as provided herein or by law.

  1.15 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for Merger Shares in accordance with Section 1.5(a), subject to applicable law in the case of Dissenting Shares.

                                  ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to the Buyer and the Transitory Subsidiary that, as of January 6, 1997, the statements contained in this
Article II are true and correct in all material respects, except as set forth in the disclosure schedule attached hereto (the "Disclosure Schedule") or except where the failure to comply or fulfill, accurately state or accurately represent or accurately warrant would not have a material adverse effect on the business or results of operations of the Company and its Subsidiaries on a consolidated basis. The Disclosure Schedule shall be initialed by the Parties and shall be updated as of the Closing Date.

  2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of California. The Company is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. The Company has the corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished or made available to the Buyer true and complete copies of its Articles of Incorporation and By-laws, each as amended and as in effect on the date hereof (hereinafter "Articles of Incorporation and "By-laws," respectively). The Company is not in default under or in violation of any provision of its Articles of Incorporation or By-laws, each as amended to date. Other than the wholly-owned subsidiaries listed in Section 2.5 of the Disclosure Schedule, the Company does not have any direct or indirect subsidiaries or any other equity interest in any other firm, corporation, partnership, joint venture, association or other business organization.

  2.2 Capitalization. The authorized capital stock of the Company consists of
(i) 40,000,000 shares of Company Common Stock, of which 4,293,020 shares are issued and outstanding and no shares are held in the treasury of the Company,
(ii) preferred stock, of which (A) 1,947,689 shares have been designated as Series A Preferred, of which 1,947,689 shares are issued and outstanding, (B) 3,495,500 have been designated as Series B Preferred, of which 3,495,500 shares are issued and outstanding, and (C) 1,280,490 shares have been designated as Series C Preferred, of which 1,280,488 shares are issued and outstanding. Section 2.2 of the Disclosure Schedule sets forth a complete and accurate list of (i) all shareholders of the Company, indicating the type and number of Company Shares held by each shareholder, and (ii) all holders of Options and Warrants, indicating the type and number of Company Shares subject to each Option and Warrant and the exercise price thereof. Copies of all Options and Warrants have previously been provided or made available to the Buyer. All of the Options have been granted pursuant to a form of agreement or other instrument previously provided to the Buyer. All of the issued and outstanding Company Shares are, and all Company Shares that may be issued upon exercise of Options and Warrants will be, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. There are no declared or accrued but unpaid dividends with regard to any issued and outstanding Company Shares. Holders of issued and outstanding Company Shares have no basis for asserting rights to rescind the purchase of any such Company Shares. There are no outstanding or authorized options, warrants, rights, calls, convertible instruments, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance, disposition or acquisition of any of its capital stock. There are no outstanding securities of the Company of any type or nature. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. There are no agreements, voting trusts, proxies, or understandings with respect to the voting, or registration under the Securities Act, of any Company Shares (i) between or among the Company and any of its shareholders and (ii) to the best of the Company's knowledge, between or among any of the Company's shareholders. All of the issued and outstanding Company Shares were issued in compliance with applicable federal and state securities laws.

  2.3 Authorization of Transaction. The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and, subject to the adoption of this Agreement and the approval of the Merger by a majority of the votes represented by the outstanding Company Shares entitled to vote on this Agreement and the Merger voting in accordance with the California General Corporation Law and the Articles of Incorporation of the Company (the "Requisite Shareholder Approval"), the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer and the Transitory Subsidiary, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights and remedies generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

  2.4 Noncontravention. Subject to compliance by the Company with (i) the applicable requirements of the Securities Act, (ii) any applicable state or foreign securities laws, (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act"), (iv) the filing of the Certificates of Merger as required by the Delaware General Corporation Law and the California General Corporation Law, and (v) the filing with the Securities and Exchange Commission (the "SEC"), the National Market System (the "NMS") and the National Association of Securities Dealers (the "NASD") of any registration statement and the declaration by the SEC of the effectiveness of such registration statement, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Company, (b) require on the part of the Company or any corporation with respect to which the Company, directly or indirectly, has the power to vote or direct the voting of sufficient securities to elect a majority of the directors (a "Subsidiary") any filing with, or any permit, authorization, consent or approval of, any United States federal or state court, arbitrational tribunal, administrative agency or commission or other United States federal or state governmental or regulatory authority or agency (a "Governmental Entity"), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest (as defined below) or other arrangement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of their assets is subject, (d) result in the imposition of a Security Interest upon any assets of the Company or any Subsidiary or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their properties or assets. For purposes of this Agreement, "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law), other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) ("Ordinary Course of Business") of the Company and not material to the Company.

  2.5 Subsidiaries. Section 2.5 of the Disclosure Schedule sets forth for each Subsidiary (a) its name and jurisdiction of incorporation, (b) the number of shares of authorized capital stock of each class of its capital stock,

(c) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof and the number of shares held by each such holder, (d) the number of shares of its capital stock held in treasury, and (e) its directors and officers. Each Subsidiary is a corporation duly organized, validly existing and in corporate and tax good standing (to the extent such good standing is recognized in the jurisdiction of incorporation) under the laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Each Subsidiary has the requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered or made available to the Buyer correct and complete copies of the charter and By-laws of each Subsidiary, as amended to date. No Subsidiary is in default under or in violation of any provision of its charter or By-laws. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary or any nominee are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act, state securities laws or foreign securities laws), written claims, Security Interests, options, warrants, rights, contracts and calls. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary. The Company does not control directly or indirectly or have any direct or indirect equity participation, or any commitment to acquire any such direct or indirect equity participation, in any corporation, partnership, trust, or other business association which is not a Subsidiary.

  2.6 Financial Statements. The Company has provided or made available to the Buyer (i) the audited consolidated balance sheets and statements of operations, changes in shareholders' equity and cash flows for each of the 1993, 1994 and 1995 fiscal years for the Company and the Subsidiaries (or such shorter periods as such Subsidiaries have been in existence); and (ii) the unaudited consolidated balance sheet, statement of operations and statement of cash flows as of and for the quarter and nine month period ended as of September 30, 1996 (the "Most Recent Fiscal Quarter End"). Such financial statements (collectively, the "Financial Statements") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered thereby, fairly present the financial condition, results of operations and cash flows of the Company and the Subsidiaries as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company and the Subsidiaries, provided, however, that the Financial Statements referred to in clause (ii) above are subject to normal recurring year-end adjustments (which will not in the aggregate be material) and do not include footnotes.

  2.7 Absence of Certain Changes. Since September 30, 1996, (a) there has not been any material adverse change in the assets, business, financial condition or results of operations of the Company and its Subsidiaries (taken as a whole), nor has there occurred any event or development which could reasonably be foreseen to result in such a material adverse change in the future, and (b) neither the Company nor any Subsidiary has taken any unapproved actions set forth in paragraphs (a) through (o) of Section 4.5.

  2.8 Undisclosed Liabilities. None of the Company and its Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities accrued or reserved against the September 30, 1996 unaudited consolidated balance sheet of the Company and its Subsidiaries ("Most Recent Balance Sheet"), (b) liabilities which have arisen since September 30, 1996 in the Ordinary Course of Business, (c) contractual or statutory liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet, (d) liabilities disclosed in Section 2.8 of the Disclosure Schedule, and (e) liabilities adequately reserved against or disclosed in writing.

  2.9 Tax Matters.

  (a) Each of the Company and the Subsidiaries has filed all Tax Returns (as defined below) that it was required to file and all such Tax Returns were correct and complete in all material respects. Each of the Company and the Subsidiaries has paid or will pay all Taxes (as defined below) that are due on or before the Closing Date, whether or not shown on any such Tax Returns, except such as are being contested in good faith by appropriate proceedings (to the extent any such proceedings are required) and with respect to which the Company is maintaining reserves adequate for their payment. The accrued but unpaid Taxes of the Company and the Subsidiaries for Tax Periods through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes (other than deferred Taxes) set forth on the Most Recent Balance Sheet. All Taxes attributable to the period January 1, 1996 through the Closing Date are attributable to the conduct by the Company and the Subsidiaries of their respective operations in the Ordinary Course of Business. Neither the Company nor any Subsidiary has any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included the Company or any Subsidiary during a prior period) other than the Company and the Subsidiaries. All Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

    (i) For purposes of this Agreement, "Taxes" means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and any amounts of Taxes of another person that the Company or any Subsidiary is liable to pay by law.

    (ii) For purposes of this Agreement, "Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

    (iii) For purposes of determining the amount of Taxes attributable to a specified period (e.g., the period from the date of the Most Recent Balance Sheet through the Closing Date) other than a Tax Period, each Tax shall be computed as if the specified period were a Tax Period. For purposes of this paragraph (iii), a Tax Period means a period for which a Tax is required to be computed under applicable statues and regulations.

  (b) The Company has delivered or made available to the Buyer correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any of the Company or any Subsidiary since December 31, 1992. The federal income Tax Returns of the Company have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for the taxable years prior to fiscal 1993. No examination or audit or any Tax Returns of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the actual knowledge of the Company and the Subsidiaries, threatened or contemplated. Neither the Company nor any Subsidiary has waived any statute of limitations with respect to taxes or agreed to an extension of time with respect to a tax assessment or deficiency.

  (c) Neither the Company nor any Subsidiary is a "consenting corporation" within the meaning of Section 341(f) of the Code and none of the assets of the Company or the Subsidiaries are subject to an election under Section 341(f) of the Code. Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any Subsidiary is a party to any Tax allocation or sharing agreement other than an agreement to which only the Company and the Subsidiaries are parties.

  (d) Neither the Company nor any Subsidiary is or has ever been a member of an "affiliated group" of corporations (within the meaning of Section 1504 of the Code), other than a group of which only the Company and the Subsidiaries are members.

  2.10 Assets. Each of the Company and the Subsidiaries has good and marketable title to all tangible assets necessary for the conduct of its businesses as presently conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. No asset of the Company (tangible or intangible) is subject to any Security Interest, except the following: (a) liens shown on the Most Recent Balance Sheet securing specified liabilities or obligations with respect to which no material default exists (or event that, whether with or without notice, lapse of time, or the happening or occurrence of any other event would constitute a default); (b) exceptions disclosed in Section 2.10 of the Disclosure Schedule; and (c) liens for current taxes not yet due and payable for which adequate reserves have been provided.

  2.11 Owned Real Property. None of the Company or any Subsidiary owns any real property.

  2.12 Intellectual Property.

  (a) Each of the Company and the Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks and copyrights, and all patent rights, trade secrets, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material (collectively, "Intellectual Property") that are used to conduct its business as currently conducted or planned by the Company to be conducted. The Company has taken reasonable measures to protect the proprietary nature of each item of Intellectual Property that it considers confidential, and to maintain in confidence all trade secrets and confidential information that it presently owns or uses.

    (i) Section 2.12 of the Disclosure Schedule lists all patents and patent applications and all trademarks, registered copyrights, trade names and service marks owned by the Company and which are used in the business of the Company or the Subsidiaries, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any such application for such issuance or registration has been filed.

    (ii) Section 2.12 of the Disclosure Schedule lists all written licenses, sublicenses and other agreements to which the Company or a Subsidiary is a party and pursuant to which any person is authorized to use any Intellectual Property rights, except such licenses, sublicenses or other agreements with end-users that grant non-exclusive rights to use a Company product in accordance with the Company's standard form of end-user license agreement.

    (iii) Section 2.12 of the Disclosure Schedule lists all written licenses, sublicenses and other agreements as to which the Company or a Subsidiary is a party and pursuant to which the Company or a Subsidiary is authorized to use any third party patents, patent rights, trademarks, service marks, trade secrets or copyrights, including software ("Third Party Intellectual Property Rights") which are used in the business of the Company or any Subsidiary or which are incorporated in any existing product or service of the Company or any Subsidiary, including, without limitation, the Defender series, Defender Security Server software, Software SecureNet Keys, Windows Defender Management System and SecureNet Key tokens.

    (iv) Section 2.12 of the Disclosure Schedule lists all written agreements or other arrangements under which the Company or any Subsidiary has provided or agreed to provide source code of any Company product to any third party, except for software development kits provided to agent integration providers.

  The Company has made available to the Buyer correct and complete copies of all such patents, registrations, applications (owned by the Company), and all licenses, sublicenses and agreements as amended to date. Except for retail purchases of software, neither the Company nor any Subsidiary is a party to any oral license, sublicense or agreement which, if reduced to written form, would be required to be listed in Section 2.12 of the Disclosure Schedule under the terms of this Section 2.12(a).

  (b) With respect to each item of Intellectual Property that the Company or any Subsidiary owns: (i) subject to such rights as have been granted by the Company or any Subsidiary under license agreements entered into by the Company (copies of which have previously been made available or disclosed in writing to the Buyer), the Company or a Subsidiary possesses all right, title and interest in and to such item; and (ii) such item is not subject to any outstanding judgment, order, decree, stipulation or injunction. With respect to each item of Third Party Intellectual Property Rights: (i) the license, sublicense or other agreement covering such item is legal, valid, binding, enforceable and in full force and effect with respect to the Company or any Subsidiary party thereto, and to the Company's knowledge is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto; (ii) such license, sublicense or other agreement will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing; (iii) neither the Company nor any Subsidiary party to such license, sublicense or other agreement is in breach or default thereunder, and to the Company's knowledge no other party to such license, sublicense or other agreement is in breach or default thereunder, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder; (iv) the underlying item of Third Party Intellectual Property is not subject to any outstanding judgment, order, decree, stipulation or injunction to which the Company or any Subsidiary is a party or has been specifically named, nor to the Company's knowledge subject to any other outstanding judgment, order, decree, stipulation, or injunction; and (v) no license or other fee is payable upon any transfer or assignment of such license, sublicense or other agreement.

  (c) Except as set forth in Section 2.12 of the Disclosure Schedule, neither the Company nor any of the Subsidiaries (i) has been named in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or (ii) has received any written notice alleging any such claim of infringement or misappropriation. The Company has made available to the Buyer correct and complete copies of all such suits, actions or proceedings or written notices to the extent the Company is not prohibited from disclosing the same under applicable court orders. The manufacturing, marketing, licensing or sale of the products or performance of the service offerings of the Company and the Subsidiaries do not currently infringe, and have not within the six years prior to the date of this Agreement infringed, any Intellectual Property right of any third party; and to the knowledge of the Company and the Subsidiaries, the Intellectual Property rights of the Company and the Subsidiaries are not being infringed by activities, products or services of any third party.

  2.13 Real Property Leases. Section 2.13 of the Disclosure Schedule lists all real property leased or subleased to the Company or any Subsidiary. The Company has delivered or made available to the Buyer correct and complete copies of the leases and subleases (as amended to date) listed in Section 2.13 of the Disclosure Schedule. With respect to each lease and sublease listed in
Section 2.13 of the Disclosure Schedule:

    (a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect with respect to the Company or any Subsidiary party thereto, to the Company's best knowledge is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, and will continue to be so following the Closing in accordance with the terms thereof as in effect prior to the Closing;

    (b) neither the Company nor any other Subsidiary party to the lease or sublease is in breach or default thereunder, to the Company's best knowledge no other party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

    (c) there are no disputes, oral agreements or forbearance programs in effect as to the lease or sublease; and

    (d) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.

  2.14 Contracts. Section 2.14 of the Disclosure Schedule lists the following written arrangements (including without limitation written agreements) to which the Company or any Subsidiary is currently a party and which has not been terminated in accordance with its terms:

    (a) any written arrangement (or group of related written arrangements) for the lease of personal property from or to third parties providing for lease payments in excess of $50,000 per annum;

    (b) any written arrangement (or group of related written arrangements) for the licensing or distribution of software, products or other personal property or for the furnishing or receipt of services (i) which calls for performance over a period of more than one year, (ii) which involves more than the sum of $50,000, or (iii) in which the Company or any Subsidiary has granted rights to license, sublicense or copy, "most favored nation" pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

    (c) any written arrangement establishing a partnership or joint venture;

    (d) any written arrangement (or group of related written arrangements) under which it has created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness (including capitalized lease obligations) involving more than $50,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

    (e) any written arrangement concerning confidentiality or noncompetition;

    (f) any written arrangement involving any of the Company Shareholders or their affiliates, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Affiliates");

    (g) any written arrangement under which the consequences of a default or termination could have a material adverse effect on the assets, business, financial condition or results of operations of the Company and its consolidated Subsidiaries;

    (h) any other written arrangement (or group of related written arrangements) either involving more than $50,000 or not entered into in the Ordinary Course of Business;

    (i) any written arrangement under which the Company or any Subsidiary provides maintenance or support services to any third party with regard to the Company's Defender series hardware products and any written arrangement containing a commitment by the Company to provide support for any such products for more than one year from the date of this Agreement; and

    (j) any written arrangement by which the Company agrees to make available any Defender series hardware product or other hardware product.

  The Company has delivered or made available to the Buyer a correct and complete copy of each written arrangement (as amended to date) listed in
Section 2.14 of the Disclosure Schedule. Except as set forth in the Disclosure Schedule, with respect to each written arrangement so listed: (i) the written arrangement is legal, valid, binding and enforceable and in full force and effect with respect to the Company or any Subsidiary party thereto and, to the Company's knowledge the written arrangement is legal, valid, binding and is enforceable and in full force and effect with respect to each other party thereto, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the Court before which any proceedings therefor may be brought; (ii) the written arrangement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing and does not require the consent of any party to the transactions contemplated hereby; and (iii) neither the Company nor any Subsidiary party thereto is in breach or default, to the Company's knowledge no other party thereto is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration, under the written arrangement. Neither the Company nor any Subsidiary is a party to any oral contract, agreement or other arrangement which, if reduced to written form, would be required to be listed in Section 2.14 of the Disclosure Schedule under the terms of this Section 2.14.

  2.15 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

  2.16 Insurance. Section 2.16 of the Disclosure Schedule lists each current insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any Subsidiary is a party, a named insured, or otherwise the beneficiary of coverage at any time within the past year. Each such policy is in full force and effect and will continue to be in full force and effect following the Closing.

  Neither the Company nor any Subsidiary is in breach or default (including with respect to the payment of premiums or the giving of notices) under such policy, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration, under such policy; and neither the Company nor any Subsidiary has received any notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general. Within the last year, neither the Company nor any Subsidiary has incurred any loss, damage, expense or liability covered by any such insurance policy for which it has not properly asserted a claim under such policy. Each of the Company and the Subsidiaries is covered by insurance in scope and amount customary and reasonable for the businesses in which it is engaged.

  2.17 Litigation.

  (a) Section 2.17 of the Disclosure Schedule identifies, and contains a brief description of, (i) any unsatisfied judgment, order, decree, stipulation or injunction and (ii) any claim, complaint, action, suit, proceeding, hearing or investigation of or in any Governmental Entity or before any arbitrator affecting the Company to which the Company, any Subsidiary, officer, director, employee or agent of the Company is or was (for the five years prior to and including the date hereof) a party or, to the knowledge of the Company and the Subsidiaries, is threatened to be made a party. Other than as set forth in
Section 2.17 of the Disclosure Schedule, none of the complaints, actions, suits, proceedings, hearings, and investigations set forth in Section 2.17 of the Disclosure Schedule, if determined adversely to the Company or any Subsidiary, could have a material adverse effect on the assets, business, financial condition or results of the operations of the Company and its Subsidiaries taken as a whole.

  (b) The Company has provided or has made available any agreement or other document or instrument settling any claim, complaint, action, suit or other proceeding, or a threat of any such claim, complaint, action, suit or other proceedings, against the Company.

  2.18 Employees. Section 2.18 of the Disclosure Schedule contains a list of all employees of the Company and each Subsidiary, along with the position of each such person. Section 2.18 of the Disclosure Schedule lists the annual rate of compensation for each such person who is paid more than $125,000 annually in salary plus bonus. The Company has provided Buyer with a written list of the annual rate of compensation for all other employees of the Company and each Subsidiary. Each such employee has entered into a confidentiality/assignment of inventions agreement with the Company or a Subsidiary, a copy of which has previously been delivered or made available to the Buyer. To the knowledge of the Company and its Subsidiaries, no key employee or group of employees has any current plans to terminate employment with the Company or any Subsidiary. Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, formal grievances, claims of unfair labor practices or other collective bargaining disputes. The Company and the Subsidiaries have no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company or any Subsidiary.

  2.19 Employee Benefits.

  (a) Section 2.19 of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans (as defined below) maintained, or contributed to, by the Company, any Subsidiary, or any ERISA Affiliate (as defined below). For purposes of this Agreement, "Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation. For purposes of this Agreement, "ERISA Affiliate" means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the Company or a Subsidiary. Complete and accurate copies of (i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, if any, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R for the last five plan years for each Employee Benefit Plan, have been delivered or made available to the Buyer. Each Employee Benefit Plan has been administered in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has met its obligations with respect to such Employee Benefit Plan and has made all required contributions thereto. The Company and all Employee Benefit Plans are in compliance with the currently applicable provisions of ERISA and the Code and the regulations thereunder.

  (b) There are no investigations by any Governmental Entity, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Employee Benefit Plans and proceedings with respect to qualified domestic relations orders), suits or proceedings against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any liability.

  (c) All the Employee Benefit Plans that are intended to be qualified under
Section 401(a) of the Code have received determination, opinion or notification letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination, opinion or notification letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended since the date of its most recent determination, opinion or notification letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or increase its cost.

  (d) Neither the Company, any Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

  (e) At no time has the Company, any Subsidiary or any ERISA Affiliate been obligated to contribute to any "multi-employer plan" (as defined in Section 4001(a)(3) of ERISA).

  (f) There are no unfunded obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of the Company or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code and insurance conversion privileges under state law.

  (g) No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan maintained by the Company, any Subsidiary or any ERISA Affiliate that would subject the Company, any Subsidiary or any ERISA Affiliate to any fine, penalty, tax or liability of any kind imposed under ERISA or the Code.

  (h) No Employee Benefit Plan is funded by, associated with, or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

  (i) No Employee Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Employee Benefit Plan.

  (j) Section 2.19 of the Disclosure Schedule discloses each: (i) written agreement with any director, executive officer or other key employee of the Company or any Subsidiary which has not been terminated in accordance with its terms (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company or any Subsidiary of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or
(C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company or any Subsidiary that may be subject to the tax imposed by
Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and (iii) agreement or plan binding the Company or any Subsidiary, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan, or any Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

  2.20 Environmental Matters.

  (a) Each of the Company and the Subsidiaries has complied with all applicable Environmental Laws (as defined below). There is no pending or, to the knowledge of the Company and the Subsidiaries, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company or any Subsidiary. For purposes of this Agreement, "Environmental Law" means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including without limitation any statute, regulation or order pertaining to (i) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine sanctuaries and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels and containers; (vii) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; (viii) health and safety of employees and other persons; and (ix) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the federal Comprehensive Environmental Compensation, Liability and Response Act of 1980 ("CERCLA").

  (b) There have been no releases of any Materials of Environmental Concern (as defined below) into the environment at any parcel of real property or any facility when owned, operated or controlled by the Company or a Subsidiary. Neither the Company nor any Subsidiary is aware of any other releases of Materials of Environmental Concern that could reasonably be expected to have an impact on the real property or facilities owned, operated or controlled by the Company or a Subsidiary. For purposes of this Agreement, "Materials of Environmental Concern" means any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the federal Resources Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products, or any other material subject to regulation under any Environmental Law.

  (c) Set forth in Section 2.20(c) of the Disclosure Schedule is a list of all environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or a Subsidiary (whether conducted by or on behalf of the Company or a Subsidiary or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which to the knowledge of the Company were issued or conducted during the past five years and which the

Company has possession of or access to. Complete and accurate copies of each such report, or the results of each such investigation or audit, have been provided to the Buyer.

  2.21 Legal Compliance. Each of the Company and the Subsidiaries, and the conduct and operations of their respective businesses, are in compliance with each law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, which (a) affects or relates to this Agreement or the transactions contemplated hereby or (b) is applicable to the Company or such Subsidiary or business.

  2.22 Permits. Section 2.22 of the Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity required for the Company or a Subsidiary to conduct its business as currently conducted (including without limitation those issued or required under applicable export laws or regulations) ("Permits") issued to or held by the Company or any Subsidiary. Such listed Permits are the only Permits that are required for the Company and the Subsidiaries to conduct their respective businesses as presently conducted. Each such Permit is in full force and effect and, to the knowledge of the Company or any Subsidiary, no suspension or cancellation of such Permit is threatened and to the Company's knowledge there is no basis for believing that such Permit will not be renewable upon expiration.

  2.23 Certain Business Relationships With Affiliates. No Affiliate of the Company or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary,
(b) has any claim or cause of action against the Company or any Subsidiary, or
(c) owes any money to the Company or any Subsidiary. Section 2.23 of the Disclosure Schedule describes any transactions or relationships between the Company and any Affiliate thereof which are reflected in the statements of operations of the Company included in the Financial Statements.

  2.24 Fees. Except as disclosed in Section 2.24 of the Disclosure Schedule or otherwise in this Agreement, neither the Company nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, investment banking firm, finder or agent with respect to the transactions contemplated by this Agreement.

  2.25 Books and Records. The minute books and other similar records of the Company and each Subsidiary contain true and complete records of all actions taken at any meetings of the Company's or such Subsidiary's shareholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices.

  2.26 Company Action. The Board of Directors of the Company, at a meeting duly called and held, has by the unanimous vote of all directors (i) determined that the Merger is fair and in the best interests of the Company and its shareholders, (ii) adopted this Agreement in accordance with the provisions of the California General Corporation Law, and (iii) directed that this Agreement and the Merger be submitted to the Company Shareholders for their adoption and approval and resolved to recommend that Company Shareholders vote in favor of the adoption of this Agreement and the approval of the Merger.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE BUYER
                         AND THE TRANSITORY SUBSIDIARY

  Each of the Buyer and the Transitory Subsidiary represents and warrants to the Company that, as of January 6, 1997, the following statements contained in this Article III are true and correct in all material respects:

  3.1 Organization. Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Each of the Buyer and the Transitory Subsidiary is duly qualified to conduct business and is in corporate good standing under the laws of its jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except in those jurisdictions where the failure to be so qualified will not have a material adverse effect on the business of the Buyer or the Transitory Subsidiary or result in a material delay of the transactions contemplated by this Agreement. The Buyer and the Transitory Subsidiary have the corporate power and authority to carry on the businesses in which each is engaged and to own and use the properties owned and used by it, except to the extent a failure will not have a material adverse effect on the business of the Buyer or the Transitory Subsidiary or result in a material delay of the transactions contemplated by this Agreement. Neither the Buyer nor the Transitory Subsidiary is in material default under or in violation of any material provision of its Certificate of Incorporation or By-laws.

  3.2 Capitalization. The authorized capital stock of the Buyer consists of 50,000,000 shares of Buyer Common Stock, of which 10,096,874 shares were issued and outstanding and no shares were held in the treasury of the Buyer as of October 31, 1996, and 5,000,000 shares of Preferred Stock, of which no shares are outstanding. All of the issued and outstanding shares of Buyer Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the Merger Shares will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, nonassessable and free of all liens and encumbrances and subject to no preemptive rights.

  3.3 Authorization of Transaction. Each of the Buyer and the Transitory Subsidiary has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Subject to approval by the stockholders of the Buyer, the execution and delivery of this Agreement and the performance of this Agreement and the consummation of the transactions contemplated hereby by the Buyer and the Transitory Subsidiary have been duly and validly authorized by the necessary corporate action on the part of the Buyer and Transitory Subsidiary. This Agreement has been duly and validly executed and delivered by the Buyer and the Transitory Subsidiary and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of the Buyer and the Transitory Subsidiary, enforceable against them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights and remedies generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

  3.4 Noncontravention. Subject to compliance with (i) the applicable requirements of the Securities Act, (ii) any applicable state or foreign securities laws, (iii) the Exchange Act, (iv) the Hart-Scott-Rodino Act and the filing of the Certificates of Merger as required by the Delaware General Corporation Law and the California General Corporation Law, and (v) the filing with the SEC, the NMS and the NASD of any registration statement and the declaration by the SEC of the effectiveness of such registration statement, neither the execution and delivery of this Agreement, nor the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated hereby will (a) conflict or violate any provision of the charter or By-laws of the Buyer or the Transitory Subsidiary, (b) require on the part of the Buyer or the Transitory Subsidiary any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which the Buyer or Transitory Subsidiary is a party or by which either is bound or to which any of their assets are subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of their properties or assets.

  3.5 Reports and Financial Statements. The Buyer has previously furnished or made available to the Company complete and accurate copies, as amended or supplemented, of its (a) Registration Statement on

Form S-1 which was declared effective by the Securities and Exchange Commission ("SEC") on April 23, 1996, and (b) all other reports filed by the Buyer under Sections 13, 14 or 15(d) of the Exchange Act with the SEC since April 23, 1996 (such reports are collectively referred to herein as the "Buyer Reports"). The Buyer Reports constitute all of the documents required to be filed by the Buyer under Sections 13, 14 or 15(d) of the Exchange Act with the SEC since December 31, 1995. As of their respective dates, the Buyer Reports complied in all material respects with applicable SEC and NASDAQ requirements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Buyer included in the Buyer Reports (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Buyer as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of the Buyer.

  3.6 Absence of Material Adverse Changes. Since December 31, 1995, there has not been any material adverse change in the assets, business, financial condition or results of operations of the Buyer, nor has there occurred any event or development which could reasonably be foreseen to result in such a material adverse change in the future.

  3.7 Brokers' Fees. Neither the Buyer nor the Transitory Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement except to Montgomery Securities.

  3.8 Disclosure. No representation or warranty by the Buyer contained in this Agreement, and no statement contained in any document, certificate or other instrument delivered to or to be delivered by or on behalf of the Buyer pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

  3.9 Undisclosed Liabilities. Neither the Buyer nor the Transitory Subsidiary has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities accrued or reserved against the September 30, 1996 unaudited consolidated balance sheet of the Company and its Subsidiaries ("Buyer Balance Sheet"), (b) liabilities which have arisen since September 30, 1996 in the Ordinary Course of Business, (c) contractual or statutory liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet, and (d) liabilities disclosed in
Section 3.9 of the Disclosure Schedule.

  3.10 Tax Matters.

  (a) The Buyer has filed all Tax Returns (as defined below) that it was required to file and all such Tax Returns were correct and complete in all material respects. The Buyer has paid or will pay all Buyer Taxes (as defined below) that are due on or before the Closing Date, whether or not shown on any such Tax Returns, except such as are being contested in good faith by appropriate proceedings (to the extent any such proceedings are required) and with respect to which the Buyer is maintaining reserves adequate for their payment. The accrued but unpaid Buyer Taxes of the Buyer for Tax Periods through the date of the Buyer Balance Sheet do not exceed the accruals and reserves for Buyer Taxes (other than deferred Taxes) set forth on the Buyer Balance Sheet. All Buyer Taxes attributable to the period January 1, 1996 through the Closing Date are attributable to the conduct by the Buyer of its operations in the Ordinary Course of Business. The Buyer does not have any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included the Buyer during a prior period) other than the Buyer. All Taxes that the Buyer is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

    (i) For purposes of this Agreement, "Buyer Taxes" means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and any amounts of Taxes of another person that the Buyer is liable to pay by law.

    (ii) For purposes of determining the amount of Taxes attributable to a specified period (e.g., the period from the date of the Buyer Balance Sheet through the Closing Date) other than a Tax Period, each Tax shall be computed as if the specified period were a Tax Period. For purposes of this paragraph (ii), a Tax Period means a period for which a Tax is required to be computed under applicable statutes and regulations.

  (b) No examination or audit of any Tax Returns of the Buyer by any Governmental Entity is currently in progress or, to the actual knowledge of the Buyer threatened or contemplated. The Buyer has not waived any statute of limitations with respect to taxes or agreed to an extension of time with respect to a tax assessment or deficiency.

  (c) The Buyer is not a "consenting corporation" within the meaning of
Section 341(f) of the Code and none of the assets of the Buyer is subject to an election under Section 341(f) of the Code. The Buyer has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code. The Buyer is not a party to any Tax allocation or sharing agreement other than an agreement to which only the Buyer and the Transitory Subsidiary are parties.

  (d) The Buyer has never been a member of an "affiliated group" of corporations (within the meaning of Section 1504 of the Code), other than a group of which only the Buyer and the Transitory Subsidiary are members.

  3.11 Litigation.

  (a) Section 3.11 of the Disclosure Schedule identifies, and contains a brief description of, (i) any unsatisfied judgment, order, decree, stipulation or injunction and (ii) any claim, complaint, action, suit, proceeding, hearing or investigation of or in any Governmental Entity or before any arbitrator to which the Buyer, officer, director, employee or agent of the Buyer is or was (for the one year prior to and including the date hereof) a party or, to the knowledge of the Buyer is threatened to be made a party. Other than as set forth in Section 3.11 of the Disclosure Schedule, none of the complaints, actions, suits, proceedings, hearings, and investigations set forth in Section
3.11 of the Disclosure Schedule, if determined adversely to the Buyer, could have a material adverse effect on the assets, business, financial condition, results of operations or future prospects of the Buyer.

  3.12 Legal Compliance. Each of the Buyer and the Transitory Subsidiary, and the conduct and operations of their respective businesses, are in compliance with each law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, which (a) affects or relates to this Agreement or the transactions contemplated hereby or (b) is applicable to the Buyer or such Transitory Subsidiary or business, except for any violation of or default which will not have a material adverse effect on the assets, business, financial condition, results of operations or future prospects of the Buyer or such Transitory Subsidiary.

  3.13 Buyer Stockholder Vote. The Buyer's stockholders are not required to vote on the Merger under the Delaware General Corporation Law or the rules of Nasdaq/NMS.

  3.14 Intellectual Property. The description of the intellectual property of the Buyer in the "Intellectual Property Rights" section contained in the Prospectus of the Buyer dated April 23, 1996 is true and complete in all material respects as of the date of this Agreement.

  3.15 Employee Benefits. All material employee benefit plans covering employees of the Buyer are listed in Section 3.15 of the Buyer Disclosure Schedule (the "Benefit Plans"). To the extent applicable, the Benefit Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code, and any Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified or a determination letter has been sought. No Benefit Plan is covered by Title IV of ERISA or Section 412 of the Code. To the knowledge of the executive officers of the Buyer, neither a Benefit Plan nor the Buyer has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. Each Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with ERISA and the Code to the extent applicable thereto. To the knowledge of the executive officers of the Buyer, there are no pending or anticipated material claims against or otherwise involving any of the Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Benefit Plan activities) has been brought against or with respect to any such Benefit Plan. All material contributions required to be made as of the date hereof to the Benefit Plans have been made or provided for.

                                  ARTICLE IV

                                   COVENANTS

  4.1 Best Efforts. Each of the Parties shall use its best efforts, to the extent commercially reasonable, to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, the Buyer shall not be required to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of the Buyer or its Affiliates.

  4.2 Notices and Consents. Each of the Buyer, the Transitory Subsidiary and the Company shall use its respective best efforts to obtain, at its expense, all such waivers, permits, consents, approvals or other authorizations from third parties and Governmental Entities, and to effect all such registrations, filings and notices with or to third parties and Governmental Entities, as may be required by or with respect to the Buyer, the Transitory Subsidiary or the Company, respectively, in connection with the transactions contemplated by this Agreement (including without limitation, with respect to the Company, those listed in Section 2.4 or Section 2.22 of the Disclosure Schedule).

  4.3 Special Meeting, Prospectus/Proxy Statement and Registration Statement.

  (a) The Buyer and the Company shall jointly prepare, and the Buyer shall file with the SEC under the Exchange Act, preliminary proxy materials for the purpose of soliciting proxies from Company Shareholders to vote in favor of the adoption of this Agreement and the approval of the Merger at a special meeting of Company Shareholders to be called and held for such purpose (the "Company Special Meeting"). Such proxy materials shall be in the form of a proxy statement/prospectus to be used for the purpose of offering the Merger Shares to Company Shareholders and soliciting such proxies or votes from Company Shareholders (such proxy statement/prospectus, together with any accompanying letters to shareholders, notices of meeting and forms of proxy, shall be referred to herein as the "Prospectus/Proxy Statement"). The Prospectus/Proxy Statement shall be included as a part of the Registration Statement on Form S-4 (the "Registration Statement"), which the Buyer shall file with the SEC under the Securities Act. The Buyer, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its best efforts to resolve as promptly as practicable all SEC comments to the satisfaction of the SEC and to cause the Registration Statement to be declared effective as promptly as practicable. The Buyer shall also take any and all such actions as may be necessary or as it may deem advisable for the purpose of complying with all applicable state securities laws in connection with the offering and issuance of the Merger Shares.

  (b) Promptly following the resolution to the satisfaction of the SEC of all SEC comments on the Prospectus/Proxy Statement (or the expiration of the ten-day period under Rule 14a-6(a) under the Exchange Act, if no SEC comments are received by such date), the Company shall distribute the Prospectus/Proxy Statement to its shareholders and, pursuant thereto, shall respectively call the Company Special Meeting in accordance with the California General Corporation Law and shall solicit proxies from its shareholders to vote in favor of the adoption of this Agreement and the approval of the Merger at the Company Special Meeting.

  (c) The Company shall comply with all applicable provisions of the California General Corporation Law in the preparation, filing and distribution of the Prospectus/Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Company Special Meeting. Without limiting the foregoing, the Company shall ensure that the Prospectus/Proxy Statement does not, as of the date on which it is distributed to Company Shareholders, and as of the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company shall only be responsible for the accuracy and completeness of information relating to the Company or furnished by the Company in writing for inclusion in the Prospectus/Proxy Statement).

  (d) The Buyer shall comply with all applicable provisions of and rules under the Securities Act and the Exchange Act and state securities laws in the preparation and filing of the Registration Statement and the offering and issuance of the Merger Shares. Without limiting the foregoing, the Buyer shall ensure that the Registration Statement does not, as of its effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided that the Buyer shall not be responsible for the accuracy and completeness of information relating to the Company or any other information furnished by the Company in writing for inclusion in the Registration Statement).

  (e) The Company, acting through its Board of Directors, shall include in the Prospectus/Proxy Statement the unanimous recommendation of its Board of Directors that the Company Shareholders vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use its best efforts to obtain the Requisite Shareholder Approval.

  4.4 Operation of Business. Except as contemplated by this Agreement (or otherwise consented to by Buyer in writing), during the period from the date of this Agreement to the Effective Time, the Company shall (and shall cause each Subsidiary to) conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, after the date of this Agreement but prior to the Effective Time, neither the Company nor any Subsidiary shall, without the written consent of the Buyer:

    (a) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or authorize the issuance, sale or delivery of, or redeem or repurchase, any stock of any class or any other securities or any rights, warrants or options to acquire any such stock or other securities (except pursuant to the conversion or exercise of convertible securities, Options or Warrants outstanding on the date hereof), or amend any of the terms of any such convertible securities, Options or Warrants;

    (b) split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

    (c) create, incur or assume any debt not currently outstanding (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity, except in the Ordinary Course of Business;

    (d) enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement of the type described in
  Section 2.19(j) or increase in any manner the compensation or fringe benefits of, or modify the employment terms of, its directors, officers or employees, generally or individually, or pay any benefit not required by the terms in effect on the date hereof of any existing Employee Benefit Plan;

    (e) acquire, sell, lease, encumber or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any Subsidiary or any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

    (f) amend its charter or By-laws, except required by this Agreement;

    (g) change in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

    (h) discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

    (i) mortgage or pledge any of its property or assets or subject any such assets to any Security Interest;

    (j) sell, assign, transfer or license any Intellectual Property, other than in the Ordinary Course of Business;

    (k) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive, release or assign any rights under, any material contract or agreement;

    (l) make or commit to make any capital expenditure in excess of $50,000 per item;

    (m) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue or (ii) any of the conditions to the Merger set forth in Article V not being satisfied;

    (n) hire, terminate or discharge any employee or engage or terminate any consultant, provided however that any employee or consultant may himself or herself terminate his or her relationship with the Company in accordance with the terms of any applicable employment, consulting or similar agreement; or

    (o) agree in writing or otherwise to take any of the foregoing actions.

  Without limiting the generality of the foregoing, prior to the Effective Time, neither the Company nor any Subsidiary shall be deemed in breach of any representation, warranty, covenant or disclosure of this Section 4.4 where the Buyer has participated in such act or failure to act pursuant to the Management Agreement in the form attached hereto as Exhibit G.

  4.5 Full Access. The Company shall (and shall cause each Subsidiary to) permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and the Subsidiaries) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to the Company and each Subsidiary, subject to compliance with applicable confidentiality obligations of the Company.

  4.6 Notice of Breaches. The Company shall promptly deliver to the Buyer written notice of any event or development of which the Company is aware that would (a) render any representation or warranty of the Company in this Agreement (including the Disclosure Schedule) inaccurate or incomplete in any material respect, or (b) constitute or result in a breach by the Company or any of its Affiliates of, or a failure by the Company or any of its Affiliates to comply with, any agreement or covenant in this Agreement applicable to such party. The Buyer or the Transitory Subsidiary shall promptly deliver to the Company written notice of any event or development that would (i) render any statement, representation or warranty of the Buyer or the Transitory Subsidiary in this Agreement inaccurate or incomplete in any material respect, or (ii) constitute or result in a breach by the Buyer or the Transitory Subsidiary of, or a failure by the Buyer or the Transitory Subsidiary to comply with, any agreement or covenant in this Agreement applicable to such party. No such disclosure shall be deemed to avoid or cure any such misrepresentation or breach.

  4.7 Exclusivity. The Company shall not, and the Company shall use its best efforts to cause its Affiliates and each of its officers, directors, employees, representatives and agents not to, directly or indirectly, except to the extent required by fiduciary obligations under applicable law as advised by legal counsel, solicit, initiate, engage or participate in or knowingly encourage discussions or negotiations with any person or entity (other than the Buyer) concerning any merger, consolidation, sale of material assets, tender offer, recapitalization, accumulation of Company Shares, proxy solicitation or other business combination involving the Company, any Subsidiary or any division of the Company or any Subsidiary. The Company shall immediately notify the Buyer of, and shall disclose to the Buyer all details of, any inquiries, discussions or negotiations of the nature described in the first sentence of this Section 4.7.

  4.8 Agreements From Affiliates of the Company. Concurrently with the execution of this Agreement, the Company shall deliver to the Buyer a list of all persons or entities who are at such time Affiliates of the Company (the "Company Affiliates"). In order to help ensure that the issuance of Merger Shares will comply with the Securities Act and that the Merger will be treated as a tax-free reorganization, the Company shall cause each Company Affiliate and such other Shareholders as are listed in Section 4.8 of the Disclosure Schedule to execute and deliver to the Buyer on or before the date of this Agreement, a written agreement substantially in the form attached hereto as Exhibit B (the "Continuity of Interest and Lock up Agreement").

  4.9 Merger Shares; Stock Options. The Buyer shall list the Merger Shares on the Nasdaq NMS and shall cause such listing to be approved prior to the Effective Time. The Merger Shares shall be issued pursuant to the Registration Statement. As soon as practicable following the Closing, and in any event no later than 45 days after the Closing, the Buyer shall file a registration statement on Form S-8 (or any successor form) to cover the stock options to be assumed by the Buyer which such options are listed in the Disclosure Schedule.

  4.10 Confidentiality. Except as otherwise expressly contemplated herein, each of the parties hereto agrees that it shall, and shall cause its subsidiaries and the officers, employees and authorized representatives of each of them to, hold in strict confidence all data and information obtained by them from the other parties hereto (unless such information is or becomes readily ascertainable from public or published information) and shall not, and shall use its best efforts to ensure that such subsidiaries, directors, officers, employees and authorized representatives do not, disclose such information to others without the prior written consent of the party from which such data or information was obtained, except as required by law after consultation with counsel (provided that any such party shall consult with the other party prior to making such disclosure). In the event of the termination of this Agreement, each of the parties will return or destroy all documents, work papers and other materials (including all copies made thereof) obtained pursuant hereto.

  4.11 Audited Financial Statements. The Company shall use its best efforts to cause Arthur Andersen LLP, auditors for the Company, to complete the preparation of audited financial statements of the Company for the year ended December 31, 1996, on or before February 15, 1997 or such later date as may be agreed to by the Buyer in writing.

                                   ARTICLE V

                     CONDITIONS TO CONSUMMATION OF MERGER

  5.1 Conditions to Each Party's Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

    (a) this Agreement and the Merger shall have received the Requisite Shareholder Approval by the Company Shareholders;

    (b) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect;

    (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting the Buyer's conduct or operation of the business of the Buyer or the Surviving Corporation after the Merger shall have been issued, nor shall any proceeding brought by any Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

    (d) the Buyer shall have received all permits and other authorizations required under applicable state securities laws for the issuance of the Merger Shares;

    (e) the Buyer shall have received the written opinion of its counsel and the Company shall each have received the written opinion of counsel to the Company in form reasonably satisfactory to each of the opposing counsel to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (in rendering such opinions counsel may rely upon representations and certificates of the Buyer, the Transitory Subsidiary and the Company and their shareholders);

    (f) the Merger Shares shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance; and

    (g) Each of the shareholders of the Company listed in Section 4.8 of the Disclosure Schedule and the Company Affiliates shall have executed and delivered Continuity of Interest Agreements, in each case relating to the tax-free treatment of the business combination to be effected by the Merger, the form of which is attached hereto as Exhibit B.

  5.2 Conditions to Obligations of the Buyer and the Transitory
Subsidiary. The obligation of each of the Buyer and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction of the following additional conditions:

    (a) the Company and the Subsidiaries shall have obtained all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2, except for any which if not obtained or effected would not have a material adverse effect on the assets, business, financial condition, results of operations or future prospects of the Company or any Subsidiary or on the ability of the Parties to consummate the transactions contemplated by this Agreement;

    (b) At the Closing Date, the representations and warranties of the Company set forth in Article II shall have been true and correct in all material respects.

    (c) the Buyer and the Transitory Subsidiary shall have received from Brobeck, Phleger & Harrison, LLP, counsel to the Company, an opinion in the customary form reasonably satisfactory to Buyer and as set forth as Exhibit C attached hereto, addressed to the Buyer and the Transitory Subsidiary and dated as of the Closing Date;

    (d) the Buyer shall have received a "comfort letter" dated as of a date not more than two days prior to the date that the Registration Statement is declared effective and shall have received a subsequent similar letter dated as of a date not more than two days prior to the Effective Time, from Arthur Anderson LLP, auditors for the Company, addressed to the Buyer in a customary form reasonably satisfactory to the Buyer; and

    (e) the Buyer and the Transitory Subsidiary shall have received the resignations, effective as of the Effective Time, of each director of the Company and the Subsidiaries.

  5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

    (a) At the Closing Date, the representations and warranties of the Buyer and the Transitory Subsidiary set forth in Article III shall have been true and correct in all material respects;

    (b) the Company Shareholders shall have received from Piper & Marbury L.L.P., counsel to the Buyer and the Transitory Subsidiary, an opinion in the form set forth as Exhibit D attached hereto, addressed to the Company Shareholders and dated as of the Closing Date; and

    (c) the holders of the Warrants shall have been granted all forms of registration rights pursuant to an amendment to the Buyer's Registration Rights Agreement dated December 10, 1992.

                                  ARTICLE VI

                                  TERMINATION

  6.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Effective Time (whether before or after Requisite Shareholder Approval) as provided below:

    (a) the Parties may terminate this Agreement by mutual written consent;

    (b) any Party may terminate this Agreement by giving written notice to the other Parties at any time after the Company Shareholders have voted on whether to approve this Agreement and the Merger in the event this Agreement and the Merger failed to receive the Requisite Shareholder Approval;

    (c) any party may terminate this Agreement by giving written notice to the other party if the Closing shall not have occurred on or before April 11, 1997; or

    (d) the Company may terminate this Agreement if upon receipt of a bona fide offer or proposal unrelated to any solicitation by the Company, its Directors, Officers or Agents made in whole or in part after the date of this Agreement ("Unsolicited") relating to, or any indication of interest in, a merger, consolidation, share exchange or other business combination involving the Company, or the acquisition of all or a substantial equity interest in, or all or a substantial portion of the assets of, the Company, other than the transactions contemplated by this Agreement (an "Acquisition Proposal"), the Board of Directors makes a good faith determination, after considering the written advice of outside counsel regarding the fiduciary duties of directors under law, that the acceptance of such Unsolicited, bona fide Acquisition Proposal is in the best interests of the Company's shareholders (a "Fiduciary Determination").

  6.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 6.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for breaches of the covenants (but not for breaches of any representation or warranty) contained in this Agreement, which such liability shall not exceed $1,000,000 in the aggregate). Notwithstanding the foregoing, if the Company terminates this Agreement pursuant to subsection 6.1(e) of this Agreement, the Company shall promptly thereafter, and in no event later than 45 days after such termination, pay to the Buyer a fee, as liquidated damages, equal to 5% of the value of the aggregate consideration provided for in this Agreement (calculated based on the value of Buyer's shares on the date Buyer receives notice of termination) plus reasonable transaction costs. Buyer's receipt of notification of any Acquisition Proposal or any other event or condition that results in termination of this Agreement as a result of the Company's Board of Directors making a Fiduciary Determination shall not affect the Buyer's rights to receive this termination fee.

                                  ARTICLE VII

                                  DEFINITIONS

  For purposes of this Agreement, each of the following defined terms is defined in the Section of this Agreement indicated below.

DEFINED TERM                                                         SECTION
------------                                                         -------
Affiliate......................................................... 2.14(f)
Affiliate Agreement............................................... 4.9
Buyer............................................................. Introduction
Buyer Common Stock................................................ 1.5(a)
Buyer Share Market Value.......................................... 1.5(a)
Buyer Reports..................................................... 3.5
CERCLA............................................................ 2.20(a)
Certificates of Merger............................................ 1.1
Certificates...................................................... 1.7(a)
Closing........................................................... 1.2
Closing Date...................................................... 1.2
Code.............................................................. 1.10(a)
Company........................................................... Introduction
Company Affiliate................................................. 4.9
Company Common Stock.............................................. 1.5(a)
Company Preferred Shares.......................................... 1.5(a)
Company Shares.................................................... 1.5(a)
Company Special Meeting........................................... 4.3(a)
Company Shareholder............................................... 1.5(a)
Common Stock Conversion Ratio..................................... 1.5(a)
Common Stock Equivalents.......................................... 1.5(a)
Counted Assumed Option Shares..................................... 1.5(a)
Disclosure Schedule............................................... Article II
Dissenting Shares................................................. 1.6(a)
Effective Time.................................................... 1.1
Employee Benefit Plan............................................. 2.19(a)
Environmental Law................................................. 2.20(a)
ERISA............................................................. 2.19(a)
ERISA Affiliate................................................... 2.19(a)
Exchange Act...................................................... 2.14(f)
Exchange Agent.................................................... 1.3
Financial Statements.............................................. 2.6
GAAP.............................................................. 2.6
Governmental Entity............................................... 2.4
Hart-Scott-Rodino Act............................................. 2.4
Intellectual Property............................................. 2.12(a)
Materials of Environmental Concern................................ 2.20(b)
Merger............................................................ 1.1

DEFINED TERM                                                         SECTION
------------                                                       ------------
Merger Shares..................................................... 1.5(a)
Most Recent Balance Sheet......................................... 2.8
Most Recent Fiscal Quarter End.................................... 2.7
Options........................................................... 1.10(a)
Ordinary Course of Business....................................... 2.4
Party............................................................. Introduction
Permit............................................................ 2.22
Prospectus/Proxy Statement........................................ 4.3(a)
Registration Statement............................................ 4.3(c)
Requisite Shareholder Approval.................................... 2.3
SEC............................................................... 3.5
Securities Act.................................................... 1.10(c)
Security Interest................................................. 2.4
Series A Preferred Stock.......................................... 1.5(a)
Series B Preferred Stock.......................................... 1.5(b)
Series C Preferred Stock.......................................... 1.5(b)
Subsidiary........................................................ 2.4
Surviving Corporation............................................. 1.1
Taxes............................................................. 2.9(a)
Tax Returns....................................................... 2.9(a)
Third Party Intellectual Property Rights.......................... 2.12(a)
Transitory Subsidiary............................................. Introduction
Warrants.......................................................... 1.10(d)

                                 ARTICLE VIII

                                 MISCELLANEOUS

  8.1 Press Releases and Announcements. No Party shall issue any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure specifically contemplated herein or it believes in good faith is required by law or regulation (in which case the disclosing Party shall advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

  8.2 No Third Party Beneficiaries. Except as set forth herein, this Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions in Article I concerning issuance of the Merger Shares are intended for the benefit of the Company Shareholders.

  8.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

  8.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided that the Transitory Subsidiary may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer.

  8.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  8.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  8.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

  If to the Company:

    AssureNet Pathways, Inc.
    201 Ravendale Drive
    Mountain View, CA 94030
    Attn: Ainslie Mayberry

  Copies to:

    Brobeck, Phleger & Harrison LLP
    Two Embarcadero Place
    2200 Geng Road
    Palo Alto, CA 94303
    Attn: Warren T. Lazarow, Esq.

  If to the Buyer:

    Axent Technologies, Inc.
    2400 Research Boulevard
    Suite 200
    Rockville, MD 20850
    Attn: John C. Becker

  Copy to:

    Piper & Marbury L.L.P.
    1200 Nineteenth Street, N.W.
    Washington, D.C. 20036
    Attn: Edwin M. Martin, Jr.

  If to the Transitory Subsidiary:

    Axent Technologies, Inc.
    2400 Research Boulevard
    Suite 200
    Rockville, MD 20850
    Attn: John C. Becker

  Copy to:

    Piper & Marbury L.L.P.
    1200 Nineteenth Street, N.W.
    Washington, D.C. 20036
    Attn: Edwin M. Martin, Jr.

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

  8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware.

  8.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time; provided, however, that any amendment effected subsequent to the Requisite Shareholder Approval shall be subject to the restrictions contained in the Delaware and California General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

  8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope or duration of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

  8.11 Expenses. If the Merger is consummated, the Buyer shall be responsible for all costs and expenses of the Parties (including legal, accounting and investment banking fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that the Buyer shall not be responsible for employee termination costs and expenses related to the Merger which are pursuant to agreements or policies not disclosed in the Disclosure Schedule or set forth on the Balance Sheet or pursuant to the Management Agreement, and further provided that the Buyer shall not be responsible for costs and expenses relating to any fairness opinion or similar statement that the Company shall request of Smith Barney or other advisor to the Company. If the Merger is not consummated, each of the parties shall bear its own costs and expenses (including legal, accounting and investment banking fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

  8.12 Specific Performance. Each of the Parties acknowledges and agrees that one or more of the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity. The prevailing party in any such action shall be entitled to recover from the other party its reasonable attorneys' fees, costs and expenses incurred in connection with regard to such action.

  8.13 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

  8.14 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

  8.15 Non-Survivability of Provisions. No portion of any of the representations and warranties or Sections 4.3 and 4.4 provided by any Party hereto shall survive the Closing. Neither Party nor any of such Party's stockholders, directors, officers, representatives or agents shall have any recourse or rights or remedies against the other Party or any of the other Party's shareholders, stockholders, directors, officers, representatives or agents regarding any representations or warranties or Sections 4.3 and 4.4 set forth in this Agreement, absent fraud. The Party alleging fraud shall bear the burden of proving fraud.

  8.16 Indemnification. Buyer shall acquire or continue directors' and officers' liability insurance in an amount of $2,000,000 for the directors and officers of the Company as of the Closing and shall keep such insurance in full force and effect for a period of two (2) years from the Closing. Upon the expiration or termination of such directors' and officers' liability insurance, the Buyer shall, up to an aggregate limit of $2,000,000 (including any amounts paid under such insurance), indemnify, defend and hold harmless each director and officer of the Company as of the Closing against any claims made in connection with this Agreement and the transactions contemplated hereby. The Transitory Subsidiary agrees that, notwithstanding the legal disappearance of the Company, it will be obligated to indemnify the officers and directors of the Company pursuant to the indemnification agreements of the Company, California law, and the Articles of Incorporation and Bylaws of the Company as if the Company were still a valid and legal corporation.

                                  *  *  *  *


  In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

                                          Axent Technologies, Inc.


                                          By:      /s/ John C. Becker
                                              ---------------------------------

                                          Name:         John C. Becker
                                                -------------------------------

                                          Title:         President
                                                -------------------------------

                                          Axquisition, Inc.


                                          By:      /s/ John C. Becker
                                             ----------------------------------

                                          Name:        John C. Becker
                                               --------------------------------

                                          Title:         President
                                                -------------------------------

                                          AssureNet Pathways, Inc.


                                          By:    /s/ Ainslie J. Mayberry
                                             ----------------------------------
                                          Name:     Ainslie J. Mayberry
                                               --------------------------------

                                                 Acting President and Chief
                                                     Executive Officer
                                          Title: ------------------------------

  The undersigned, being the duly elected Secretary of the Transitory Subsidiary, hereby certifies that this Agreement has been adopted by a majority of the votes represented by the outstanding shares of capital stock of the Transitory Subsidiary entitled to vote on this Agreement.



                                                 /s/ Gary M. Ford
                                          -------------------------------------
                                          Secretary

  The undersigned, being the duly elected Secretary or Assistant Secretary of the Company, hereby certifies that this Agreement has been adopted by the number of outstanding Company Shares required to vote on this Agreement.



                                                   /s/ Warren Lazarow
                                          -------------------------------------
                                          Secretary or Assistant Secretary

                                                                      EXHIBIT A

                               AXQUISITION, INC.

                         CERTIFICATE OF INCORPORATION

  First. Name. The name of the corporation is Axquisition, Inc.

  Second. Registered Office and Agent. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

  Third. Purpose. The purposes for which the corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, and to possess and exercise all of the powers and privileges granted by such law and other law of Delaware.

  Fourth. Authorized Capital. The total number of shares of common stock which the corporation shall have authority to issue is ONE HUNDRED (100), and the par value of each of such shares is ONE CENT ($.01), amounting in the aggregate to ONE DOLLAR ($1.00).

  Fifth. Incorporator. The name and mailing address of the sole incorporator is as follows:

                   NAME                    ADDRESS
                   ----                    -------
           Anastasia E.          1200 Nineteenth Street, N.W.
            Sweeney............. Washington, D.C. 20036

  Sixth. Term. The corporation is to have perpetual existence.

  Seventh. Bylaws. The bylaws of the corporation may be altered, amended or repealed by the vote of a majority of all of the directors or by the vote of holders of a majority of the stock entitled to vote.

  Eighth. Limitation on Liability. No director of the corporation shall be personally liable to the corporation or to any stockholder of the corporation for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation of its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

  If the General Corporation Law of Delaware or any other statute of the State of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors of the corporation, then the liability of a director of the corporation shall be limited to the fullest extent permitted by the statutes of the State of Delaware, as so amended, and such elimination or limitation of liability shall be in addition to, and not in lieu of, the limitation on the liability of a director provided by the foregoing provisions of this Eighth Article.

  Any repeal of or amendment to this Eighth Article shall be prospective only and shall not adversely affect any limitation on the liability of a director of the corporation existing at the time of such repeal or amendment.

  Ninth. Election of Directors. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

  Tenth. Meetings of Stockholders. Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide.

  Eleventh. Corporate Records. The books of the corporation may be kept (subject to any provision contained in applicable statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

  Twelfth. Right to Amend. The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation and in any certificate amendatory hereof, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders or others hereunder or thereunder are granted subject to this reservation.

  Thirteenth. Indemnification. The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the corporation, or is or was serving, or has agreed to serve, at the request of the corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

  Indemnification may include payment by the corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Thirteenth Article, which undertaking may be accepted without reference to the financial ability of such person to make such repayment.

  The corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the board of directors of the corporation.

  The indemnification rights provided in this Thirteenth Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of such persons. The corporation may, to the extent authorized from time to time by its board of directors, grant indemnification rights to other employees or agents of the corporation or other persons serving the corporation and such rights may be equivalent to, or greater or less than, those set forth in this Thirteenth Article.

  I, The Undersigned, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 23rd day of December, 1996.



                                              /s/ Anastasia E. Sweeney
                                              ---------------------------------
                                              Anastasia E. Sweeney
                                              Incorporator

                                                                      EXHIBIT B

                 CONTINUITY OF INTEREST AND LOCK UP AGREEMENT

  Axent Technologies, Inc., a Delaware corporation ("Axent"), Axquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer ("Sub"), and the undersigned stockholder ("Stockholder") of AssureNet Pathways, Inc., a California corporation ("AssureNet"), hereby enter into this Continuity of Interest Agreement as of March 25, 1997 for the purposes hereinafter set forth.

                                  Witnesseth

  Whereas, Axent, Sub and AssureNet entered into an Agreement and Plan of Merger dated as of January 6, 1997 and amended on February 26, 1997 (the "Agreement");

  Whereas, pursuant to the Agreement and in accordance with the applicable provisions of the statutes of the States of Delaware and California, AssureNet will merge (the "Merger") with and into Sub and, pursuant to the Merger, each issued and outstanding share of AssureNet Common Stock and Preferred Stock, shall be converted into the right to receive that number of shares of validly issued, fully paid and nonassessable common stock of Axent ("Axent Common Stock") calculated pursuant to Section 1.5 of the Agreement;

  Whereas, Axent, Sub, Stockholder and AssureNet are willing to consummate the Merger only if such transaction will qualify as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

  Now Therefore, the parties agree as follows:

  1. The Stockholder represents and warrants that he has, and as of the Effective Time will have no present plan, intention or arrangement (a "Plan") to sell, transfer, exchange, pledge or otherwise dispose of (any of the foregoing, a "Sale") an aggregate number of shares of Axent Common Stock to be received in the Merger that would reduce the former AssureNet shareholders' ownership of Axent Common Stock, or any securities that may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor, to a number of shares having a value, as of the Effective Time, of less than 50% of the value of all of the issued and outstanding capital stock of AssureNet immediately prior to the Effective Time. For purposes of this representation, shares of AssureNet stock
(i) exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of AssureNet Common Stock or
(ii) that are the subject of a Sale occurring prior to but in specific contemplation of, or related to the Merger will be treated as outstanding AssureNet stock that are exchanged for Axent Common Stock in the Merger and then disposed of pursuant to a Plan.

  2. The Stockholder represents that as of the date hereof the Stockholder owns the following shares of AssureNet stock:

             Common Stock...................    Shares
             Series A Preferred Stock.......    Shares
             Series B Preferred Stock.......    Shares
             Series C Preferred Stock.......    Shares

  3. The Stockholder agrees that from the date of this Agreement to the Effective Time of the Merger, the Stockholder will not sell, transfer or otherwise dispose of any AssureNet stock.

  4. This Continuity of Interest Agreement shall be binding upon and shall be enforceable against the successors and assigns of the Stockholder.

  5. This Continuity of Interest Agreement shall not be modified, amended, altered or supplemented except by a written agreement executed by all parties hereto. In the event of the termination of the Agreement pursuant to the terms of Article IX thereof, this Continuity of Interest Agreement shall also terminate.

  6. This Continuity of Interest Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

  7. The Stockholder agrees that, from the Effective Time of the Merger through December 31, 1997, the Stockholder will not, without the prior written consent of Axent, directly or indirectly, offer, pledge, sell or contract to sell or otherwise dispose of or transfer more than 50,000 shares of Axent Common Stock (subject to adjustment for any stock split, stock dividend, or other adjustment with respect to the outstanding shares of Common Stock of Axent) to be received by the Stockholder in the Merger in any consecutive ninety (90) day period.

  8. The Stockholder understands and agrees that the representations and warranties of the Stockholder set forth herein will be relied upon by Axent and AssureNet and their respective counsel and accountants.

  In Witness Whereof, the parties hereto have caused this Continuity of Interest Agreement to be duly executed on the date first set forth above.

                                          Axent Technologies, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          Axquisition, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          Stockholder

                                          _____________________________________
                                          Name: _______________________________

                                                                      EXHIBIT D

                    [LETTERHEAD OF PIPER & MARBURY L.L.P.]

                                      , 1997

Shareholders of AssureNet Pathways, Inc.
c/o Arcade, Inc.
201 Ravendale Drive
Mountain View, CA 94030

Ladies and Gentlemen:

  This opinion is furnished to you pursuant to Section 5.3(d) of the Agreement and Plan of Merger dated as of December , 1996 (the "Merger Agreement"), among AXENT Technologies, Inc., a Delaware corporation (the "Buyer"), Axquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer (the "Transitory Subsidiary"), and Arcade, Inc., a California corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Merger Agreement.

  We have acted as counsel to the Buyer and the Transitory Subsidiary in connection with the Merger and the preparation of the related Certificate of Merger to be filed with the Secretary of State of Delaware and California. As such counsel, we have assisted in the preparation of the Merger Agreement (the "Merger Agreement") and in the preparation and filing with the Securities and Exchange Commission (the "Commission") of a Registration Statement on Form S-4 (File No. 333-20207), as amended by [description of amendments to be provided], and including as a part thereof the Proxy Statement/Prospectus,
dated     , 199 , in the form contained in Amendment No.   to the Registration
Statement (the "Proxy Statement/Prospectus"). Such Registration Statement, as amended by all pre-effective and post-effective amendments, is referred to herein as the "Registration Statement."

  In our capacity as counsel to the Buyer and the Transitory Subsidiary, we have reviewed the following documents:

    (a) The Amended and Restated Certificate of Incorporation of the Buyer, as amended (the "Buyer Charter");

    (b) The By-laws of the Buyer (the "Buyer By-laws");

    (c) The Certificate of Incorporation of the Transitory Subsidiary (the "Transitory Subsidiary Charter");

    (d) The By-laws of the Transitory Subsidiary (the "Transitory Subsidiary By-laws");

    (e) A Certificate of the Secretary of State of Delaware, dated as of a recent date, certifying as to the legal existence and good standing of the Buyer in Delaware (the "Buyer Good Standing Certificate");

    (f) A Certificate of the Secretary of State of Delaware, dated as of a recent date, certifying as to the legal existence and good standing of the Transitory Subsidiary in Delaware (the "Transitory Subsidiary Good Standing Certificate");

    (g) A certificate of the Secretary of the Buyer attesting to the incumbency of the Buyer's officers and the authenticity of the resolutions authorizing the transactions contemplated by the Merger Agreement;

    (h) A certificate of the Secretary of the Transitory Subsidiary attesting to the incumbency of the Transitory Subsidiary's officers and the authenticity of the resolutions authorizing the transactions contemplated by the Merger Agreement;

    (i) Resolutions of the Board of Directors of the Buyer approving the Merger and authorizing, among other things, the execution, delivery and performance by the Buyer of the Merger Agreement and related documents;

    (j) Resolutions of the Board of Directors and sole stockholder of the Transitory Subsidiary approving the Merger and authorizing, among other things, the execution, delivery and performance by the Transitory Subsidiary of the Merger Agreement and related documents;

    (k) The Merger Agreement;

    (1) The Certificate of Merger;

    (m) The Prospectus/Proxy Statement;

    (n) The Registration Statement;

    (o) The closing certificate of the Buyer and the Transitory Subsidiary described in Section 5.3(c) of the Merger Agreement;

    (p) The Closing Certificate of the Company described in Section 5.2(e) of the Merger Agreement; and

    (q) Such other documents, opinions, instruments and certificates (including, but not limited to, certificates of public officials and officers of the Buyer and the Transitory Subsidiary) as we have considered necessary for purposes of this opinion, which have been identified and made available to counsel to the Company.

  In our examination of the documents described above, we have assumed the genuineness of all signatures, the legal capacity of each signatory to such documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified, facsimile or photostatic copies, and the authenticity of the originals of such latter documents. We have assumed that the Documents accurately describe and contain the mutual understanding of the parties as to all matters contained therein, and that no other agreements or understandings exist between the parties with respect to the Documents.

  Any reference herein to "the best of our knowledge," "our knowledge" or to any matter "known to us," "of which we are aware" or "coming to our attention" or any variation of any of the foregoing used herein (i) signify that, in the course of our representation of the Buyer and the Transitory Subsidiary, no information has come to our attention that would give us actual knowledge or actual notice that any facts underlying such opinions are not accurate, and
(ii) the words are intended to be limited to the knowledge of the lawyers within one firm that have acted as counsel to the Buyer.

  For purposes of this opinion, we have assumed that the Agreement has been duly authorized, executed and delivered by the signatories thereto other than the Buyer and the Transitory Subsidiary, as the case may be, that the signatories thereto other than the Buyer and the Transitory Subsidiary, as the case may be, have the legal capacity and all requisite power and authority to effect the transactions contemplated by the Agreement and that the Agreement is the valid, binding and enforceable obligation of the signatories thereto other than the Buyer and the Transitory Subsidiary, as the case may be, enforceable against them in accordance with their respective terms. We are expressing no opinion herein as to the application of or compliance with any federal, state or local law or regulation relating to the power, authority or competence of any party to the Documents other than the Buyer and the Transitory Subsidiary.

  Our opinions expressed in paragraph 1 below, insofar as they relate to the due organization, legal existence and good standing of the Buyer and the Transitory Subsidiary, are based solely on the Buyer Good Standing Certificate and the Transitory Subsidiary Good Standing Certificate.

  Our opinion in paragraph 2 below as to the number of shares of capital stock
of the Buyer outstanding and held in treasury as of     , 1997 and the full
payment therefor is based solely upon a certificate of the Buyer certified by the Buyer's transfer agent for the Merger Shares, a copy of which is attached hereto as Exhibit A.

  The opinions hereinafter expressed are qualified to the extent that they may be subject to or affected by (i) applicable bankruptcy, insolvency, liquidation, reorganization, and similar laws affecting the rights and remedies of creditors generally, (ii) general principles of equity (regardless of whether such enforceability is construed in a proceeding in equity or at law), and (iii) duties and standards imposed on creditors and parties to contracts, including without limitation requirements of good faith, reasonableness and fair dealing. We express no opinion as to the availability of any equitable or specific remedy or defense upon any breach of any of the covenants, warranties or other provisions contained in the Documents or any of the other agreements, instruments or documents referred to herein or therein, or of any rights granted pursuant to any of such agreements, instruments or documents, in so much as the availability of such remedies or defenses may be subject to the discretion of a court.

  We express no opinion as to the laws of any state or jurisdiction other than the State of Delaware and the federal laws of the United States. Accordingly, to the extent that any other laws govern any of the matters as to which we express an opinion below, we have assumed with your permission, without independent investigation, that the laws of such jurisdiction are identical to the state laws of the State of Delaware, and we express no opinion as to whether such assumption is reasonable or correct.

  We are expressing no opinion as to compliance by the Buyer with the so-called "Blue Sky" or state securities laws other than those of the State of Delaware, or with any state or federal antifraud laws, in connection with the issuance of the Merger Shares in the Merger.

  We express no opinion herein as to whether the Merger will qualify for "pooling treatment" in accordance with applicable accounting rules and principles or as to the tax consequences of the Merger under applicable federal, state and local income tax laws and regulations.

  In connection with our opinion in paragraph 6 below, we were advised by
[name of SEC examiner] of the Commission by telephone on,      , 1997 that the
Commission had declared [Pre/Post-Effective] Amendment No.   to the
Registration Statement effective as of     a.m./p.m. on      , 1997, but we
have not yet received written confirmation from the Commission of the effectiveness of the Registration Statement [or of Post-Effective Amendment
No.   thereto].

  On the basis of and subject to the foregoing, we are of the opinion that:

  1. Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has all requisite corporate power and authority to carry on the business in which it is engaged (as described in the Registration Statement) and to own and use the properties owned and used by it (as described in the Registration Statement).

  2. The authorized capital stock of the Buyer consists of     shares of Buyer
Common Stock, of which    shares were issued and outstanding and     shares
were held in the treasury of the Buyer as of      , 1997. All of the issued
and outstanding shares of capital stock of the Buyer are duly authorized, validly issued, fully paid and nonassessable. All of the Merger Shares will be, when issued in accordance with the Agreement, duly authorized, validly issued, fully paid and nonassessable.

  3. Each of the Buyer and the Transitory Subsidiary has all requisite corporate power and authority to execute and deliver the Agreement and to perform its obligations thereunder. The execution and delivery of the Agreement and the performance of the Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and the Transitory Subsidiary. The Agreement has been duly and validly executed and delivered by the Buyer and the Transitory Subsidiary and constitutes valid and binding obligation of the Buyer and the Transitory Subsidiary, enforceable against the Buyer and the Transitory Subsidiary in accordance with its terms.

  4. Neither the execution and delivery by the Buyer or the Transitory Subsidiary of the Merger Agreement, nor the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated thereby, (i) conflicts with or violates any provision of the Buyer Charter, the Buyer By-laws, the Transitory Subsidiary Charter or the Transitory Subsidiary By-laws,
(ii) requires on the part of the Buyer or the Transitory Subsidiary any filing with, or permit, authorization, consent or approval of, any Governmental Entity which has not been filed or obtained, (iii) to our knowledge, conflicts with, results in a breach of, constitutes (with or without due notice or lapse of time or both) a default under, results in the acceleration of, creates in any party the right to accelerate, terminate, modify or cancel or requires any notice, consent or waiver (which has not been obtained) under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other agreement or instrument filed as an Exhibit to the Buyer Reports to which the Buyer is a party, or (iv) violates any statute, rule or regulation, or any order, writ, injunction or decree known to us that is specifically applicable to the Buyer or the Transitory Subsidiary or any of their respective properties or assets.

  5. To our knowledge, all authorizations, consents and approvals of all Federal and state governmental agencies and authorities required in order to permit consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated by the Agreement have been obtained.

  6. The Merger Shares to be issued to the Company Stockholders pursuant to the Agreement have been registered under the Securities Act pursuant to the Registration Statement.

  7. The information with respect to the Buyer and the Transitory Subsidiary contained in the Prospectus/Proxy Statement and the Registration Statement complied as to form in all material respects to the requirements of the Securities Act and the Exchange Act, except that we express no such opinion with respect to the financial statements, schedules and other financial and statistical data included in or incorporated into the Prospectus/Proxy Statement.

  8. Assuming due authorization of the Merger by the Company and the Company's stockholders, upon the filing of the Certificate of Merger with and acceptance for record by the Secretary of State of Delaware, the Merger will be effective under Delaware law.

  This opinion is based upon currently existing statutes, rules, regulations and judicial decisions and upon facts known to us on the date hereof, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

  Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters.

  This opinion is furnished to you pursuant to Section 5.3(d) of the Merger Agreement and may not be distributed to or relied upon by any other person or entity or for any other purpose without our express prior written consent.

                                          Very truly yours,

                                                                      EXHIBIT E

                           AXENT TECHNOLOGIES, INC.
                      2400 RESEARCH BOULEVARD, SUITE 200
                              ROCKVILLE, MD 20850

                                    [DATE]

[Name of Optionholder]
[Address]

    Re: Assumption of Option

Dear:

  This letter will serve to inform you that as of this date Axent Technologies, Inc., a Delaware corporation ("Axent"), has assumed the obligations of AssureNet Pathways, Inc., ("AssureNet") under that certain Notice of Grant of Stock Option, Stock Option Agreement, Stock Purchase Agreement and 1992 Restated Stock Option Plan and all other related Agreements
evidencing the option to purchase     shares of the common stock of AssureNet
for $    per share, between you and AssureNet dated       (the "Option"),
subject to the modifications and amendments to the Option set forth herein. In accordance with the Stock Option Agreement which states that the Option shall terminate to the extent the Option is unexercised upon the merger of AssureNet unless it is expressly assumed by the successor corporation or parent corporation, the Option shall continue and remain subject to the same terms and conditions after the date hereof as were applicable to such Option immediately prior to the date hereof; provided, however, that the Option shall be exercisable for share(s) of Axent common stock ("Axent Common Stock"), at a
price of $    per share of Axent Common Stock. From and after the date hereof, the Option shall be exercisable only for shares of Axent Common Stock upon the terms and conditions set forth herein. If your Option qualified for incentive stock option treatment prior to the date hereof, it shall continue to be so qualified.

                                          AXENT TECHNOLOGIES, INC.


                                          By:
                                             -----------------------------------
                                             John C. Becker
                                             President

APPROVED AND ACCEPTED:


-------------------------
OPTIONEE

                                                                      EXHIBIT F

                           AXENT TECHNOLOGIES, INC.
                            2400 RESEARCH BOULEVARD
                                   SUITE 200
                              ROCKVILLE, MD 20850

                                    [DATE]

[Name of Warrantholder]
[Address]

 Re: Assumption of Warrant

Dear Warrantholder:

  This letter will serve to inform you that as of this date Axent Technologies, Inc., a Delaware corporation ("Axent"), has assumed the obligations of AssureNet Pathways, Inc., ("AssureNet") under that certain Warrant for the Purchase of Shares of Common Stock of Digital Pathways, Inc., by and between you and AssureNet, dated March 5, 1996, giving you the right to
purchase     shares of the common stock of AssureNet for an aggregate of $
(the "Warrant"), subject to the modifications and amendments to the Warrant set forth herein.

  In accordance with Section 4.5 of the Warrant, as a condition of the merger of AssureNet and Axent (the "Merger") you shall have the right, at any time up until the expiration of the Warrant, to purchase shares of Common Stock of Axent, the successor corporation in the Merger. The Warrant may be exercised for the number of shares of Axent common stock ("Axent Common Stock"), as you would have received if you had exercised the Warrant for common stock of AssureNet and had exchanged said shares for Axent Common Stock in connection with the Merger after December 31, 1996.

  The Warrant shall continue and remain subject to the same terms and conditions after the date hereof as were applicable to such Warrant immediately prior to the date hereof, including your right to receive notification prior to the expiration of the Warrant; provided, however, that
the entire Warrant shall be exercisable for    shares of Axent Common Stock,
for an aggregate price of $   . From and after the date hereof, the Warrant
shall be exercisable only for shares of Axent Common Stock upon the terms and conditions set forth herein. We will, of course, notify you of the expiration date of the Warrant prior to the expiration date.

                                          Axent Technologies, Inc.

                                          By: _________________________________
                                             John C. Becker
                                             President

Accepted:
By: _________________________________
Name: _______________________________
Title: ______________________________

                                                                      EXHIBIT G

                             MANAGEMENT AGREEMENT

  This MANAGEMENT AGREEMENT is made as of January 6, 1997, by and between ASSURENET PATHWAYS, INC., a California corporation (the "Company"), and AXENT TECHNOLOGIES, INC., a Delaware corporation (the "Manager").

                                   Recitals

  1. As of the date hereof, the Company, the Manager and Axquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Manager (the "Subsidiary"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company will merge into the Subsidiary (the "Merger").

  2. The Company is operating at a substantial loss and needs access to significant financial resources to maintain its viability pending the effectiveness of the Merger. The Company also desires to undertake a significant reorganization and restructuring of its operations, which will include access to significant technical resources. Manager is able to provide the Company with such technical and financial resources.

  3. The Company desires that the Manager provide management services to the Company, and the Manager desires to provide such management services to the Company, all on the terms and subject to the conditions set forth herein.

                                   Agreement

  Now, Therefore, in consideration of the promises and the mutual covenants hereinafter set forth, the parties hereto, intending to be bound legally, hereby agree as follows:

  1. Services to be Provided.

  1.1 The Manager and the officers and employees of the Manager shall have full power and authority to manage and administer the Company's operations during the Management Period (as defined below) and shall use reasonable commercial efforts during the term hereof to operate the business of the Company, in light of the circumstances of the Company as set forth above and in Sections 5.2 and 5.3 hereof. The Manager and the officers and employees of the Manager shall use its best efforts to consult with and inform the Chief Financial Officer and, if the Chief Financial Officer is not available, such other appropriate officers of the Company, of actions proposed to be taken pursuant to this Agreement.

  Without limiting the generality of the foregoing, and subject to Section 2 of this Agreement, the Manager shall do the following:

  1.1.1 Exercise complete power, right and authority with respect to the administration of all aspects of the Company's financial condition, including the borrowing and repayment of funds and the disbursement of funds, including, but not limited to, the payment of the Company's creditors, settlement of claims and the purchase of supplies and equipment in connection with the operation of the Company's business.

  1.1.2 Manage, supervise and direct the production, enhancement, modification licensing, distribution and marketing of the Company's products, the discontinuance of any such activities and products concerning the Company's hardware products and the related support operations.

  1.1.3 Manage, supervise and direct the Company's research and development of products not currently being manufactured, licensed or marketed by the Company.

  1.1.4 Administer all loan and borrowing agreements between the Company and any third party.

  1.1.5 Manage, supervise and direct the performance of all of the Company's existing contractual obligations, and hire, terminate or layoff such staff or executives as employees of the Company as deemed reasonably appropriate by the Manager.

  1.1.6 Perform such other services as the Manager shall, in its reasonable discretion and reasonable business judgment, deem necessary to administer the operation of the Company's business.

  1.2 The Manager shall, as an independent manager of the Company, pursuant to the limited power of attorney attached hereto as Exhibit A, execute and deliver on behalf of the Company all contracts, instruments, documents and agreements reasonably necessary to implement the terms of this Agreement and necessary to manage, supervise and direct the operation of the Company's business during the Management Period, including without limitation, extensions, modifications or renewals of any agreements between the Company and any third parties.

  1.3 From time to time, the Company shall promptly reimburse the Manager for all equipment, reasonable travel costs and related expenses incurred by the Manager in performing its duties hereunder, provided that the Manager shall submit evidence of the nature and amount of such costs and expenses to the Company. Other than as expressly set forth herein, the Manager shall not receive fees in connection with its provision of services pursuant to this Agreement.

  2. Authority.

  2.1 In connection with performing the services described in Section 1 above, the Manager shall have full authority and power to take all actions which it may in its sole discretion deem to be necessary, appropriate or desirable in the management of the Company, including authority to take any action that might appropriately be taken by an officer of the Company, and shall have the authority, on behalf of the Company, to negotiate, enter into and execute contracts that do not individually require the expenditure by the Company of more than $300,000 during 1997.

  2.2 Notwithstanding anything in this Agreement to the contrary, if any action which Manager proposes the Company to take or which the Manager proposes to take on behalf of the Company would require the approval of the Company's Board of Directors under California law or the Company's charter documents, such approval shall be obtained.

  3. Term and Termination.

  3.1 The term of the Agreement shall be for the period (the "Management Period") commencing January 6, 1997 and ending on the effective date of the Merger (the "Effective Date"), subject to earlier termination of the Agreement as hereinafter provided.

  3.2 The Agreement shall automatically terminate upon the termination of the Merger Agreement in accordance with Section 6.1 therein.

  3.3 The Manager shall have the right to terminate this Agreement at any time immediately upon written notice given by the Manager to the Company.

  4. Representation, Warranties and Agreements of the Company.

  The Company hereby represents and warrants to and agrees with the Manager that:

  4.1 The Company has the corporate power to execute and deliver this Agreement, and this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

  4.2 The execution, delivery and performance of the Agreement has been duly authorized and approved by all necessary corporate or other organizational action of the Company. Neither the execution, delivery nor performance of this Agreement by the Company will (a) violate any material provision of the Articles of Incorporation or Bylaws of the Company, (b) with or without the giving of notice or the passage of time, or both, violate or conflict with, or result in a default under, or permit the termination of, or cause the acceleration of the maturity of, or the loss of right under, or result in the creation or imposition of any security interest, lien, charge, pledge or other encumbrance pursuant to, the Articles of Incorporation, Bylaws or any provision of any material agreement to which the Company is a party or by which the Company or any of its properties or assets is bound, (c) require the consent of or notification to any party to any material agreement or material commitment by which the Company is a party, or by which the Company or any of its properties or assets is bound, or of any governmental agency or body or
(d) violate any material statute, law, judgment, decree, order, regulation or rule of any court or governmental agency or body to which the Company or any of its properties or assets are subject.

  5. Conflicts of Interest. The Company understands and acknowledges that:

  5.1 The Manager is, and certain of the persons employed by Manager or who may be providing services to the Company on the Manager's behalf hereunder are, engaged in evaluation, development and marketing of security software products. It is possible that other companies or products being evaluated by the Manager or that may be developed by the Manager may compete with one or more of the business activities conducted by the Company.

  5.2 The Agreement is being entered into in the expectation that the Merger contemplated by the Merger Agreement will be consummated and that the Company will, from and after the Effective Date, be merged with the Subsidiary. The Manager is hereby expressly authorized to and agrees to make and implement good faith decisions during the Management Period that are intended to integrate the operations and products of the Company with those of the Manager, notwithstanding that the Manager may benefit therefrom after the Effective Date.

  5.3 During the period prior to the execution of this Agreement and the Merger Agreement, the Company has operated at a substantial loss. The directors and officers of the Company have recognized that major changes in the business and operations of the Company are required, whether or not the Merger takes place. These changes may include steps to reduce overhead, to reorganize and reorient the Company's sales and marketing operations, to discontinue sales and marketing of its hardware products and to integrate the Company's software products, marketing and research and development with those of the Manager. The Manager may, in good faith, begin any such changes in the Company's business and operations as it considers reasonably necessary or reasonably appropriate in contemplation of the Merger and is not obligated under this Agreement to maintain the business and operations of the Company on a stand-alone basis or at the levels or to the extent prevailing prior to the execution of the Agreement.

  6. Independent Companies.

  It is understood that the Manager and the Company are separate and independent corporations and that nothing in the Agreement is intended, or shall be construed, to establish a relationship of partners or joint venturers between the parties hereto. None of the parties hereto shall represent anything to the contrary to any third party.

  7. Manager's Standard of Care.

  The Manager shall render the services called for hereunder based upon its reasonable business judgment. The Manager, and its directors, officers, shareholders and employees, shall not be liable to the Company except by reason of acts constituting willful misfeasance, gross negligence or reckless disregard of their duties or for failure to act in accordance with the provisions of the Agreement. The Manager may accept and rely upon the advice and opinion of its counsel as to all legal matters. In providing services hereunder, the Manager shall treat the Company's assets as the Manager treats its own assets in the course of running the Manager's own business.

  8. Indemnification.

  The Company shall indemnify and hold harmless the Manager, and its officers, directors, employees and shareholders (each an "Indemnified Person") against any and all claims, demands, liabilities, obligations, damages, causes of action, judgments, losses, costs and expenses (including attorney's fees) that any Indemnified Person may incur or suffer by reason of or in connection with any matter arising from the Company's failure to perform terms and provisions of this Agreement to which the Company is subject. The Manager agrees to indemnify the Company, and its officers, directors, employees and shareholders against any and all claims, demands, liabilities, obligations, damages, causes of action, judgments, losses, costs and expenses (including attorneys' fees) that any of them may incur or suffer by reason of or in connection with any matter arising from the Manager's failure to perform in accordance with the terms and provisions of this Agreement or by reason of acts of the Manager constituting willful misfeasance, gross negligence or reckless disregard of its duties or failure to act in accordance with the provisions of the Agreement.

  9. Miscellaneous.

  9.1 Notices. All notices, requests, demands and other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by hand, (ii) when mailed by registered or certified mail, postage prepaid, (iii) when given by telex or facsimile transmission (promptly confirmed in writing) or (iv) when sent by commercial overnight courier (e.g., Federal Express, DHL, etc.) (confirmation of receipt requested), as follows:

    (a) If to the Company:
              AssureNet Pathways, Inc.
              201 Ravendale Drive
              Mountain View, CA 94030
              Attn: Ainslie Mayberry

      with a copy to:
              Brobeck, Phleger & Harrison LLP
              2200 Geng Road
              Two Embarcadero Place
              Palo Alto, CA 94303
              Attn: Warren T. Lazarow, Esq.

    (b) If to the Manager:
              AXENT Technologies, Inc.
              2400 Research Boulevard
              Suite 200
              Rockville, MD 20850
              Attn: Gary Ford, Esq.

      with a copy to:
              Piper & Marbury L.L.P.
              1200 Nineteenth Street, N.W.
              Suite 800
              Washington, D.C. 20036
              Attn: Edwin M. Martin, Jr., Esq.

or to such other person as a party shall designate in writing, such writing to be delivered to the other party in the manner provided in this Section 9.1.

  9.2 Successors and Assigns.

  Neither party to this Agreement shall assign or transfer this Agreement or any interest, right, duty or obligation with respect to this Agreement without the prior written consent of the other party.

  9.3 Required Actions.

  The parties agree to execute all instruments and documents and to take all such further actions as may be required in order to consummate the transactions contemplated by this Agreement.

  9.4 Entire Agreement.

  Except for the Merger Agreement, this Agreement contains the entire agreement between the parties as to the matters set forth herein, and no obligation or modification or amendment of any term or provision shall be effective unless set forth in writing and signed by all of the parties hereto.

  9.5 Severability.

  In the event any portion of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or unenforceable, such portion shall be deemed severed from this Agreement and the remaining part of this Agreement shall remain in full force and effect, as fully as though such invalid, illegal or unenforceable portion had never been part of this Agreement.

  9.6 Headings.

  Headings at the beginning of each section and subsection are solely for the convenience of the parties and are not part of this Agreement.

  9.7 Execution in Counterparts.

  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be an original, but such counterparts shall together constitute one and the same Agreement.

  9.8 Remedies Cumulative; No Waivers.

  All rights and remedies provided for in this Agreement shall be cumulative and in addition to any other rights or remedies which the parties hereto may have at law or in equity. The failure of any party hereto to enforce, or the delay by any party in enforcing, any rights under this Agreement shall not be deemed a continuing waiver or modification hereof.

  9.9 Governing Law.

  This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

  [Rest of page intentionally left blank. Signature page follows]

  In Witness Whereof, the parties hereto have caused this Agreement to be executed on the day and year first above written.

                                          MANAGER:

                                          Axent Technologies, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          COMPANY:

                                          AssureNet Pathways, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                   EXHIBIT A

                               POWER OF ATTORNEY

  Know All Men by These Presents, that the undersigned does hereby constitute and appoint AXENT Technologies, Inc., a Delaware corporation ("Axent"), from and after January 6, 1997, the true and lawful attorney-in-fact of the undersigned with full power of substitution to take any and all actions which, pursuant to that certain Management Agreement (the "Management Agreement"), dated January 6, 1997, between the undersigned and Axent, Axent is empowered to take, including without limitation, the execution, delivery and performance on behalf of AssureNet Pathways, Inc. of all contracts, instruments, documents and agreements and all actions contemplated by the Management Agreement.

  In Witness Whereof, the undersigned has caused this Power of Attorney to be duly executed as of the 6th day of January, 1997.

                                          AssureNet Pathways, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

               ANNEX B CERTIFICATE OF AMENDMENT TO THE AMENDED
                   AND RESTATED ARTICLES OF INCORPORATION
                                 OF ASSURENET

                           CERTIFICATE OF AMENDMENT
                                    TO THE
                AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                      OF
                           ASSURENET PATHWAYS, INC.,
                           A CALIFORNIA CORPORATION

  The undersigned, Ainslie J. Mayberry and Warren T. Lazarow, hereby certify that they are, and at all times herein mentioned have been, respectively, the duly elected and acting President and Assistant Secretary of ASSURENET PATHWAYS, INC., a California corporation (the "Corporation"), and further certify that:

  I. Article THIRD, Section 2, paragraph (c) of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

  "(c) Upon the completion of the distribution required by subparagraphs (a) and (b) of this Section 2, the remaining assets of this Corporation available for distribution to shareholders shall be distributed among the holders of Series A, Series B, Series C Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming effective conversion of all such Series A, Series B and Series C Preferred Stock into Common Stock pursuant to these Amended and Restated Articles of Incorporation). Notwithstanding anything in this subparagraph (c) to the contrary, if, in connection with a merger of this Corporation with a wholly owned subsidiary (the "Merger Subsidiary") of AXENT Technologies, Inc. ("AXENT"), AXENT's average closing price on the Nasdaq National Market System for its shares of Common Stock for the ten (10) trading days ending three (3) days prior to the date of the consummation (the "Closing") of such merger (the "AXENT Share Value") is less than $13.00 per share, then and only then:

    (1) each share of actually outstanding Common Stock of this Corporation (assuming no effective actual conversion of the Series A, Series B or Series C Preferred Stock under the liquidation preference formulas otherwise in effect pursuant to these Amended and Restated Articles of Incorporation) will be converted into a fraction of a share of AXENT Common Stock equal to the Common Stock Conversion Ratio (as defined below) (the "Fraction") plus a cash amount (in the aggregate referred to as the "Allocation") equal to the difference between (i) $13.00 times the fraction of a share of AXENT Common Stock into which such share of Common Stock would have been converted if the AXENT Share Value had been $13.00 and (ii) the AXENT Share Value times the Fraction;

    (2) The Allocation shall be provided by a reduction upon such merger of the proceeds to each holder of this Corporation's Preferred Stock on a pro rata basis in proportion to such holder's holdings of Preferred Stock (on an as converted basis) in the aggregate class of shares of Preferred Stock (consisting of Series A Preferred plus Series B Preferred plus Series C Preferred, each on an as-converted basis); and

    (3) The following definitions shall apply:

      (i) "Merger Shares" shall be 1,550,000 shares of common stock of AXENT."

      (ii) "Common Stock Equivalents" shall mean the total number of shares of this Corporation's Common Stock outstanding plus the total number of shares to which holders of outstanding shares of this Corporation's Preferred Stock would be entitled upon conversion;

      (iii) "Counted Assumed Option Shares" shall mean the shares of this Corporation's Common Stock issuable upon exercise of options (whether vested or unvested) outstanding at the closing of the merger of the Merger Subsidiary and the Corporation (the "Closing") with exercise prices per share less than the Common Stock Conversion Ratio (as defined below) multiplied by the AXENT Share Value. In addition, any warrant granted by this Corporation from January 6, 1997 until the Closing shall only be exercisable for shares of this Corporation's Common Stock that are Counted Assumed Option Shares; and

      (iv) "Common Stock Conversion Ratio" shall be a fraction determined by (a) subtracting from the Merger Shares a number of shares equal to $10,498,420.90 divided by the AXENT Share Value, and (b) dividing that result by the sum of (i) Common Stock Equivalents and (ii) Counted Assumed Option Shares.

  II. The foregoing amendment has been duly approved by the Board of Directors of the Corporation.

  III. The Corporation has two classes of capital stock outstanding, Common Stock and Preferred Stock. The total number of outstanding shares of Common Stock entitled to vote is 4,297,770. The class of Preferred Stock is comprised of three series. The total number of outstanding shares of Series A Preferred Stock entitled to vote is 1,947,689, the total number of outstanding shares of Series B Preferred Stock is 3,495,500, and the total number of outstanding shares of Series C Preferred Stock entitled to vote is 1,280,488. The foregoing amendment has been duly approved by the required vote of a majority of the shareholders of each class of capital stock of this Corporation, each voting separately as a class, in accordance with Sections 902 and 903 of the California Corporations Code and by a majority of the Series C Preferred Stock, voting separately as a class, in accordance with the Articles of Incorporation. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of each of the outstanding shares of Preferred Stock and Common Stock, each voting separately as a class.

  The undersigned further declare under penalty of perjury that the matters set forth in this Certificate of Amendment are true and correct of their own knowledge.

  IN WITNESS WHEREOF, the undersigned have executed this Certificate of
Amendment at Palo Alto, California, on this    day of March, 1997.

                                          _____________________________________
                                          AINSLIE J. MAYBERRY, President

                                          _____________________________________
                                          WARREN T. LAZAROW, Assistant
                                           Secretary

                                    ANNEX C

                             SHAREHOLDER AGREEMENT

                             SHAREHOLDER AGREEMENT

  This Shareholder Agreement ("Agreement") is made and entered into as of
    , 199 by and among Axent Technologies, Inc., a Delaware corporation ("Parent"), AssureNet Pathways, Inc., a California corporation (the "Company"), and the undersigned shareholder of the Company (the
"Shareholder").

                                   Recitals

  A. Shareholder owns the number and class of shares of capital stock of the Company shown on the attached Exhibit A. Said shares, including any shares into which the shares shown on Exhibit A are converted or exchanged and any Company shares subsequently acquired by shareholder, are referred to in this Agreement as the "Shares."

  B. Parent, Axquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub") and the Company are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), providing for the merger of Merger Sub and the Company (the "Merger").

  C. Parent has required, in connection with entering into the Merger Agreement, that Shareholder execute and deliver this Agreement.

                                   Agreement

  In order to induce Parent to enter into the Merger Agreement, and for other good and valuable consideration, Shareholder hereby agrees as follows:

    1. Representations and Warranties. Shareholder represents and warrants to Parent as follows:

      (a) Shareholder is the holder and beneficial owner of the Shares and has (and at all times through the date of consummation of the Merger will have) good and valid title to the Shares as his, her or its separate property, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, community property interests, charges, encumbrances or restrictions of any nature, except securities laws restrictions. The Shares are the only shares of the capital stock of the Company held by Shareholder. Subject to Section 3 of this Agreement, Shareholder has (and at all times through the date of consummation of the Merger will have) the ability to vote all of the Shares in accordance with Section 2 of this Agreement. Except as provided in Section 3 of this Agreement and except as set forth in Schedule 1(a) hereto, Shareholder has not appointed or granted any proxy or entered into any agreement, contract, commitment or understanding with respect to any of the Shares.

      (b) Shareholder has the absolute and unrestricted right, power and capacity to execute, deliver and perform all of his, her or its obligations under this Agreement, the Proxy (as defined below) and all other agreements and documents executed and delivered or to be executed and delivered by Shareholder in connection with the transactions contemplated by the Merger Agreement, (this Agreement, the Proxy and such other agreements and documents being referred to collectively in this Agreement as the "Transactional Agreements"). Each of the Transactional Agreements (i) has been (or will when executed by Shareholder be) duly and validly executed by Shareholder, and
    (ii) constitutes (or will when executed by Shareholder constitute) a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors, and to rules of law governing specific performance, injunctive relief and other equitable remedies.

      (c) Neither the execution, delivery or performance of any of the Transactional Agreements, nor the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, will directly or indirectly: (i) result in any violation or breach of any agreement or other instrument to which Shareholder is a party or by which Shareholder or any of the Shares is bound; or (ii) result in a violation of any law, rule, regulation, order, judgment or decree to which Shareholder or any of the Shares is subject. No authorization, instruction, consent or approval of any person or entity is required to be obtained by Shareholder in connection with the execution, delivery or performance of any of the Transactional Agreements.

      (d) There is no action, suit, proceeding, dispute, litigation, claim, complaint or investigation by or before any court, tribunal, governmental body, governmental agency or arbitrator pending or, to the best of the knowledge of Shareholder, threatened against Shareholder that challenges or would challenge the execution and delivery of any of the Transactional Agreements or the taking of any of the actions required to be taken by Shareholder under any of the Transactional Agreements.

      (e) Shareholder is aware that the closing of the Merger is conditioned upon the Common Stock of Parent ("Parent Common Stock") to be issued in the Merger being registered and issued pursuant to a registration statement under the Securities Act of 1933, as amended (the "Act").

      (f) Shareholder is aware that any transfer of the Parent Common Stock he, she or it is receiving in the Merger may also be subject to the restrictions contained in the Continuity of Interest and Lock Up Agreement to be executed by certain Shareholders in favor of the Company.

      (g) The representations and warranties contained in this Agreement are accurate in all material respects as of the date of this Agreement, will be accurate in all material respects at all times through the consummation of the Merger and will be accurate in all material respects as of the date of the consummation of the Merger as if made on that date.

    2. Agreement to Vote Shares. Shareholders shall vote all of the Shares at every meeting of the shareholders of the Company (and every adjournment or postponement of each such meeting), or (to the extent requested by Parent) by executing a written consent in lieu of such a meeting (or otherwise):

      (a) in favor of approval of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement; and

      (b) against (i) any proposal made in opposition to or in competition with the consummation of the Merger, (ii) any proposal contemplating any transaction involving: (A) the sale, license, deposition or acquisition of all or a material portion of the Company's business or assets; (B) the issuance, disposition or acquisition of (1) any capital stock or other equity security of the Company, (2) any option, call, warrant or right (whether or not immediately exercisable) to acquire, or otherwise relating to, any capital stock or other equity security of the Company, or (3) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company; or (C) any merger (other than the Merger), consolidation, business combination, share exchange, reorganization or similar transaction involving the Company; and
    (iii) any other action or agreement that could reasonably be expected to result in a breach of any material representation, warranty, covenant or obligation of the Company or Shareholder under any of the Transactional Agreements or that could reasonably be expected to result in any of the conditions to the Company's or Parent's obligations under the Merger Agreement not being satisfied.

    Shareholder further agrees not to take any action, whether at a meeting of shareholders, by written consent in lieu of a meeting or otherwise: (x) to modify or rescind any prior action approving the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement; (y) that is inconsistent with the Merger Agreement or any of the transactions contemplated thereby; or (z) that could reasonably be expected to result in the breach of any material representation, warranty, covenant or obligation of the Company or Shareholder under any of the Transactional Agreements or that could reasonably be expected to result in any of the conditions to the Company's or Parent's obligations under the Merger Agreement not being satisfied.

    3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder shall deliver to Parent a proxy in the form attached hereto as Exhibit B (the "Proxy"), which shall be deemed to be coupled with an interest and shall be irrevocable to the extent provided in Section 705 of the California

  General Corporation Law. Shareholder understands and agrees that such proxy shall be used by Parent in the event that Shareholder fails or is unable to vote the Shares in accordance with Section 2 of this Agreement.

    4. Transfer and Encumbrance. Shareholder agrees not to transfer, sell or otherwise dispose of or to pledge or otherwise encumber any of the Shares or make any offer or agreement relating thereto until such time, if ever, as the Merger shall have occurred or the Merger Agreement shall have been validly terminated in accordance with its terms.

    5. Additional Purchases. Shareholder agrees that any shares of the capital stock of the Company acquired by Shareholder on or after the date of this Agreement shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

    6. Specific Performance. Shareholder agrees that in the event of any breach or threatened breach by Shareholder of any covenant, obligation or other provision contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such breach or threatened breach.

    7. Other Agreements. Nothing in this Agreement shall limit Shareholder's obligations or the rights and remedies of Parent under any of the other Transactional Agreements, and nothing in any of the other Transactional Agreements shall limit Shareholder's obligations or the rights and remedies of Parent under this Agreement.

    8. Notices. Any notice or other communication required or permitted to be delivered to Shareholder or Parent under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party hereto):

   if to Parent:       Axent Technologies, Inc.
                       2400 Research Boulevard
                       Suite 200
                       Rockville, MD 20850
                       Attention: John C. Becker
                       Facsimile: (301) 670-3584

   with a copy to:     Piper & Marbury LLP
                       1200 Nineteenth Street, N.W.
                       Washington, D.C. 20036l
                       Attention: Edwin M. Martin, Jr.
                       Facsimile: (202) 861-6317

   if to Shareholder:  _______________________________
                       _______________________________
                       _______________________________
                       _______________________________

   with a copy to:     AssureNet Pathways, Inc.
                       201 Ravendale Drive
                       Mountain View, CA 94030
                       Attention: Ainslie Mayberry
                       Facsimile: (415) 961-7487

   with a copy to:  Brobeck, Phleger & Harrison LLP
                    Two Embarcadero Place
                    2200 Geng Road
                    Palo Alto, CA 94303
                    Attention: Warren T. Lazarow, Esq.
                    Facsimile: (415) 496-2733

    9. Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of the Agreement. Each provision of the Agreement is separable from every other provision of the Agreement, and each part of each provision of the Agreement is separable from every other part of such provision.

    10. Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

    11. Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    12. Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

    13. Further Assurances. Shareholder shall execute and/or cause to be delivered to Parent instruments and other documents and shall take such other action as Parent may reasonably request to effectuated the intent and purposes of this Agreement.

    14. Entire Agreement. This agreement and the other Transactional Agreements set forth the entire understanding of Parent and Shareholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between Parent and Shareholder relating to the subject matter hereof and thereof.

    15. Non-Exclusivity. The rights and remedies of Parent hereunder are not exclusive of or limited by any other rights or remedies which Parent may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

    16. Amendments. This agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Shareholder.

    17. Assignment. This Agreement and all obligations hereunder are personal to Shareholder and may not be transferred or delegated by Shareholder at any time. Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of Shareholder.

    18. Binding Nature. Subject to Section 17, this Agreement will inure to the benefit of Parent and the Company and their respective successors and assigns and will be binding upon Shareholder and his representatives, executors, administrators, estate, heirs, successors and assigns. Without limiting the generality of anything contained in Section 4, if any person or entity shall acquire any of the Shares from Shareholder in any manner, whether by operation of law or otherwise, such Shares shall be held subject to all the terms and provisions of this Agreement, and by taking and holding such Shares, such person or entity shall be conclusively deemed to have agreed to be bound and to comply with all the terms and provisions of this Agreement. Without limiting the generality of the foregoing, Shareholder agrees that the obligations of Shareholder hereunder shall not be terminated by the death or incapacity of Shareholder or otherwise by operation of law.

    19. Attorneys' Fees and Expenses. If any legal action or other legal proceeding relating to the enforcement of any provision of this Agreement is brought against Shareholder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

    20. Termination; Survival. This Agreement shall terminate at such time (if ever) as the Merger Agreement shall have been validly terminated in accordance with its terms. Provided that this Agreement has not been terminated, each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

    21. Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. The Shareholder agrees that he shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

    22. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

[Remainder of page intentionally left blank. Signature page follows]

  In Witness Whereof, the parties have caused this Agreement to be duly executed as of the date first above written.

Axent Technologies, Inc.                  Shareholder



_____________________________________     _____________________________________
                                          (Signature)
By: _________________________________

                                          Printed Name: _______________________
Title: ______________________________

AssureNet Pathways, Inc.


_____________________________________

By: _________________________________

Title: ______________________________

                                 SCHEDULE 1(A)

  DESCRIPTION OF ANY PROXY, AGREEMENT, CONTRACT, COMMITMENT OR UNDERSTANDING WITH RESPECT TO ANY OF THE SHARES:
                                  ---------------------------------------------
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                                      C-7

                                   EXHIBIT A
                             DESCRIPTION OF SHARES

       DESCRIPTION OF SHARES                             NUMBER OF SHARES HELD
       ---------------------                             ---------------------
       Common Stock.....................................
                                                                 -----
       Series A Preferred Stock.........................
                                                                 -----
       Series B Preferred Stock.........................
                                                                 -----
       Series C Preferred Stock.........................
                                                                 -----
       Shares of Company Common Stock issuable upon
        exercise of outstanding options and warrants....
                                                                 -----

                                   EXHIBIT B
                               IRREVOCABLE PROXY

                          EXHIBIT B IRREVOCABLE PROXY

  The undersigned ("Shareholder"), a shareholder of AssureNet Pathways, Inc., a California corporation (the "Company"), hereby irrevocably appoints Axent Technologies, Inc., a Delaware corporation ("Parent"), and Axquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and each of them, the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, pursuant to and to the extent set forth in California law, to vote the shares of voting capital stock of the Company owned of record by Shareholder as shown on Exhibit A of the Shareholders Agreement executed by the Shareholder on even date herewith, or any shares into which the shares shown on Exhibit A are converted or exchanged or any Company shares subsequently acquired by Shareholder (the "Shares") with respect to the following matters (the "Identified Matters"):

    (a) the Merger Agreement (as herein defined), the Merger (as herein defined), and the other transactions contemplated by the Merger Agreement;

    (b) any proposal made in opposition to or in competition with the consummation of the Merger;

    (c) any proposal contemplating any transaction involving: (i) the sale, license, disposition or acquisition of all or a material portion of the Company's business or assets; or (ii) the issuance, disposition or acquisition of (A) any capital stock or other equity security of the Company, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire, or otherwise relating to, any capital stock or other equity security of the Company, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company; or

    (d) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving the Company; and

    (e) any other action or agreement that could reasonably be expected to result in (i) a breach of any representation, warranty, covenant or obligation of any party under the Merger Agreement, or any other agreement executed on behalf of the Company or Shareholder, or (ii) any of the conditions to the Company's or Parent's obligations under the Merger Agreement not being satisfied.

  This Proxy shall terminate at such time (if ever) as that certain Agreement and Plan of Merger (the "Merger Agreement") among Parent, Merger Sub and the Company, providing for the merger of Merger Sub and the Company (the "Merger"), shall have been validly terminated in accordance with its terms. Upon the execution hereof, all prior proxies given by Shareholder with respect to the Shares are hereby revoked, and no subsequent proxies will be given. This Proxy is irrevocable and is coupled with an interest and is granted in connection with that certain Shareholder Agreement dated of even date herewith, executed by Shareholder in favor of Parent and the Company, and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies appointed pursuant to this Proxy will be empowered (at all times prior to the termination of the Merger Agreement) to exercise (in their discretion and in such manner as they may deem appropriate) all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents with respect to the Shares), with respect to the Identified Matters, at every meeting of the shareholders of the Company (and every adjournment or postponement thereof) or by written consent in lieu of such a meeting, or otherwise.

  This Proxy shall be binding upon the Shareholder and his personal representatives, executors, administrators, estates, heirs, successors and assigns (if any). This Proxy shall inure to the benefit of Parent, Merger Sub and the Company and their respective successors and assigns (if any).

Dated:      , 199


                                          _____________________________________
                                          (Signature)

                                          Printed Name: _______________________

                                    ANNEX D

                     CHAPTER 13 OF THE GENERAL CORPORATION

                      LAW OF CALIFORNIA DISSENTERS RIGHTS

                                  CHAPTER 13

                     GENERAL CORPORATION LAW OF CALIFORNIA
                               DISSENTERS RIGHTS

  Section 1300. RIGHT TO REQUIRE PURCHASE; "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

  (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the Shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

  (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

    (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
  (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to five percent or more of the outstanding shares of that class.

    (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
  (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
  (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

    (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

    (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

  (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

  Section 1301. DEMAND FOR PURCHASE.

  (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300 subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within ten (10) days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

  (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within thirty (30) days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

  (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

  Section 1302. ENDORSEMENT OF SHARES.

  Within thirty (30) days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

  Section 1303. AGREED PRICE; TIME FOR PAYMENT.

  (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

  (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within thirty (30) days after the amount thereof has been agreed or within thirty (30) days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

  Section 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

  (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six (6) months after the date on which notice of the approval by the outstanding shares (Section
152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

  (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

  (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

  Section 1305. APPRAISER'S REPORT; PAYMENT; COSTS.

  (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

  (b) If a majority of the appraisers appointed fail to make and file a report within ten (10) days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

  (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

  (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

  (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of
Section 1301).

  Section 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

  To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

  Section 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

  Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

  Section 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

  Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

  Section 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

  Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six (6) months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

  Section 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

  If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

  Section 1311. EXEMPT SHARES.

  This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

  Section 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

  (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

  (b If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon ten (10) days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

  (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack, the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.